
10011541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of April 2010 (third filing)

Commission File Number: 0-49888

Randgold Resources Limited
(Translation of registrant's name into English)

La Motte Chambers, La Motte Street, St. Helier, Jersey, JE1 1BJ, Channel Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F **X** Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): **X**

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No **X**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached to the Registrant's Form 6-K filing for the month of April 2010, and incorporated by reference herein, is:

Exhibit No.	Description
1.	Randgold Resources Limited – 2009 Annual Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RANDGOLD RESOURCES LIMITED

By: 

David Haddon
Group Company Secretary

Dated: April 16, 2010

Exhibit 1

Randgold Resources | Annual Report 2009 | Broadening horizons

Annual Report 2009



BROADENING HORIZONS

Randgold Resources is an African focused gold mining and exploration company with primary listings on the London Stock Exchange and Nasdaq.

Major discoveries to date include the 7.5 million ounce Morila deposit in southern Mali, the 7 million ounce Yalea deposit and the 3 million ounce Gounkoto deposit, both in western Mali, the 4 million ounce Tongon deposit in the Côte d'Ivoire and the 3 million ounce Massawa deposit in eastern Senegal.

Randgold Resources ('Randgold') financed and built the Morila mine which since October 2000 has produced more than 5.5 million ounces of gold and distributed more than US$1.5 billion to stakeholders. It also financed and built the Loulo operation which started as two open pit mines in November 2005. Since then, an underground mine has been developed at the Yalea deposit and construction of a second underground operation is underway at the Gara deposit. First gold production from the company's new mine being developed at Tongon is scheduled for the fourth quarter of 2010.

Randgold's current major projects are Gounkoto on the Loulo permit in Mali, Massawa in Senegal and Kibali in the Democratic Republic of the Congo. In 2009 the company acquired a 45% interest in the Kibali project, which now stands at 9.2 million ounces of reserves and is one of the largest undeveloped gold deposits in Africa. Randgold also has an extensive portfolio of organic growth prospects, which is constantly replenished by intensive exploration programmes in Burkina Faso, Côte d'Ivoire, DRC, Mali and Senegal.

Key assets


WEST AFRICA
MASSAWA
LOULO
GOUNKOTO
MALI
Dakar
SENEGAL
Bamako
BURKINA FASO
Ouagadougou
GUINEA
MORILA
TONGON
SIERRA LEONE
LIBERIA
CÔTE D'IVOIRE
GHANA
Abidjan
Accra
600km
N
AFRICA
WEST AFRICA
CENTRAL AFRICA
Birimian Belt
Proterozoic Plutonic rocks


CENTRAL AFRICA
CENTRAL AFRICAN REPUBLIC
CAMEROON
KIBALI
CONGO
GABON
DEMOCRATIC REPUBLIC OF CONGO
UGANDA
KENYA
RWANDA
BURUNDI
Kinshasa
TANZANIA
ANGOLA
ZAMBIA
600km
Archean
Mesoproterozoic

1995	1996	1997	1998	1999	2000	2001
Randgold Resources incorp-orated	BHP Minerals Mali acquired Yalea and Morila discovered	IPO and listing on London Stock Exchange	Tongon discovered	Gold price at 20-year low Go-ahead for Morila	Morila pours first gold	US$81m returned to shareholders

BR

Cover photograph: Taken by West Africa exploration manager Joel Holliday from the bottom of the Gara pit at Loulo, this photograph shows the mineralised quartz tourmaline of the orebody as the dark black rock in the foreground; the red and yellow upper portion is the oxidised weathered horizon, rich in clay and iron, of the exposed pit.



Contents

2002

Nasdaq listing

Morila produces one million ounces in one year

2003

Net profit of US$47.5m posted

Cash grows to US$100m

2004

Work starts on new Loulo mine

2005

Loulo begins production

2006

Development of Yalea underground starts

2007

Go-ahead for Tongon mine

US$240m equity placing secures funding

2008

Construction of Tongon starts

First ore from Yalea underground

Massawa major new discovery

HOW WE GREW



SHAREHOLDERS' DIARY

Financial year end	31 December
Annual general meeting	Tuesday 4 May 2010

ANNOUNCEMENT OF QUARTERLY RESULTS

First quarter	Thursday 6 May 2010
Second quarter	Thursday 5 August 2010
Third quarter	Tuesday 9 November 2010
Year end and fourth quarter	Monday 7 February 2011

Stock exchange	Ticker symbol
TICKER SYMBOLS	
London Stock Exchange (ords)	RRS
Nasdaq Global Select Market (ADRs)	GOLD

Note that the above dates may be subject to change and should be confirmed by checking on the website closer to the time.

RANDGOLD RESOURCES

Randgold Resources Limited
Incorporated in Jersey, Channel Islands
Registration Number 62686

Designed and produced by du Plessis Associates

2001

US$81m returned to shareholders

www.randgoldresources.com

Marks of distinction

- Proven ability to discover multi-million ounce gold deposits and convert them into profitable mines
- Substantial pipeline of future prospects - production estimated to increase 50% by 2011
- Cost profile being driven down by higher anticipated grades and volumes
- Superior historic and prospective reserve growth per share
- Strong balance sheet to support funding of new developments
- Conservative business plan modelled on US$700/oz gold price
- West African hub provides operational leverage through shared infrastructure
- DRC entry extends presence into prospective new goldfield
- Pure gold focus with undiluted exposure to gold price upside

RANDGOLD RESOURCES

London Stock Exchange: RRS
NASDAQ: GOLD

Key numbers

US$000	31 Dec 2009	31 Dec 2008
Gold sales*	**434 194**	338 572
Total cash costs*	**249 183**	199 970
Profit from mining activity*	**185 011**	138 602
Profit before income tax and financing activities	**113 764**	75 937
Net profit	**84 263**	47 020
Net profit attributable to equity shareholders	**69 400**	41 569
Net cash generated from operations	**63 747**	57 501
Cash and cash equivalents	**589 681**	257 631
Attributable production (oz)§	**488 255**	428 426
Group total cash costs per ounce (US$)*§	**510**	467
Group cash operating costs per ounce (US$)*§	**458**	421

* *Refer to explanation of non-GAAP measures provided in note 25 on page 147.*
§ *Randgold Resources consolidates 100% of Loulo and 40% of Morila.*

OUR STRATEGY CONTINUES TO DELIVER GROWTH

2009

What we achieved

- Profit up by 79% year-on-year and dividend up 30%
- Cash in hand increased to US$590 million after successful equity placement; no net debt
- Group production up 14% on the back of Loulo output record
- Tongon project on track for Q4 2010 production
- Massawa prefeasibility delivered 1.5Moz of reserves; more upside potential
- Gounkoto discovered - high grade deposit with underground potential
- Group attributable reserves increased by 75%
- Moto acquisition completed and Kibali stake upped to 45%
- Kibali reserves increased by 67% to 9.2Moz
- Morila successfully transitioned - strong cashflow generated



What we're working on

- ☐ Ramp up Loulo production to plus 400 000 oz in 2010
- ☐ Advance Gara underground development for first ore by year end
- ☐ Complete and commission Tongon to start production in Q4 2010
- ☐ Complete Gounkoto and Massawa feasibility studies
- ☐ Progress Kibali for first production in 2014
- ☐ Continue to build resource base and prospect pipeline

2010

CHAIRMAN'S STATEMENT

- Consistent strategy delivers record results
- Randgold established as an African mining leader
- Foundations laid for next growth phase

The record results achieved in 2009, the most challenging year in the company's history, have underlined Randgold's growing stature as a leader in the African gold mining industry. They have also demonstrated again the crucial importance of a strategy focused on the long term creation of value rather than on seizing short term gains.

It was a year in which the gold price strengthened further, and while this contributed to the company's performance, it is worth noting that, as the philosopher Seneca observed, if you do not know to which port you are sailing, even a favourable wind will not carry you there. Randgold has always had a clear vision of where it wants to go. Consequently it has been able to benefit fully from gold's buoyancy at a time when much of the industry continued to grope for a way forward. That is why in 2009 Randgold was able to pluck some of the fruits of its past investments in the discovery and development of profitable gold projects, as well as in people and partnerships.

By the same token, we believe that the work done during the past year will deliver its rewards in times to come. As Mark Bristow details in his Chief Executive's Review elsewhere in this report, in 2009 the foundations were laid, through organic development as well as acquisition, for the next stage in the company's growth. At this raised level, Randgold's horizons are being broadened significantly on every front: the geographical spread of its activities; its resource base and production profile; and the reach of its ambitions.

The extension of Loulo, the new mine taking shape at Tongon, the advanced projects at Gounkoto and Massawa, the expansion into the Democratic Republic of the Congo and, by no means least, the drilling rigs that continue to turn across Africa's most prospective gold belts, are all designed to sustain Randgold's profitable growth - and its ability to deliver value to all its stakeholders - far into the future.

This process is taking place in a complex operating environment and in markets which are regulated with increasing rigour. Here as well Randgold's strategy-driven approach and the sound business principles which have been entrenched in its structures and systems serve it well, enabling the company to deal effectively with operational risk and to meet high standards of governance. In the latter regard, Randgold's approach consistently has been to comply not only with the letter but with the spirit of regulation, incorporating this as a key component of its accountability to stakeholders.

The company, last year, also showed again that its exploration and operational expertise is matched by its corporate competence, executing the contested acquisition of Moto (one of the gold mining industry's more complex M&A transactions) and the subsequent purchase of a further 20% interest for the joint venture in Moto's Kibali project with well-ordered efficiency.

Randgold has grown in a relatively short time from a junior explorer to a substantial, integrated gold company which has a market capitalisation in excess of US$6 billion and is included in the FTSE 100 index. In line with its long term approach to all aspects of its business, the company has consistently invested in the development of its intellectual capital, building a balanced and versatile management team capable of dealing with the demands of growth - a team, in fact, which is widely regarded as one of the best in the industry. We apply the same principle of intellectual enlargement and renewal at board level, and in this regard have recently appointed Dr Kadri Dagdelen as a non-executive director. Dr Dagdelen is an eminent academic, who is a professor and departmental head at the Colorado School of Mines in the USA. His technical knowledge and industry experience will be a significant asset in our strategic direction of the company. The board has adopted a charter formally setting out its functions and responsibilities to spell out the accountability for the company's performance and strategic direction.

The development of people and partnerships ranks alongside the discovery and exploitation of profitable gold deposits in the Randgold business philosophy. Central to this is the company's belief that it should create value not only for investors but for all its stakeholders, and in particular its host countries.

Arising from this creed, and in line with its commitment to the long term, Randgold has a strong sense of responsibility to the countries and communities in which it operates. Extending far beyond the payment of taxes and the creation of employment, this is evident in everything the company does, from the initial social and environmental impact studies for a new project to the preparations for the closure of a mine. It also includes the provision of education and healthcare facilities as well as the improvement of basic infrastructure in what are generally impoverished areas. These initiatives, incidentally, are not imposed unilaterally but are devised and implemented in close consultation with the communities concerned.

The ideal model for successful and sustainable mining in Africa, as Randgold has often stated, is that of a partnership between the company, its investors and the host government. The results of the past year have again demonstrated how effective this can be. I would like to thank the governments, the mining authorities and the people of the countries in which Randgold operates for the contribution they made through the provision of their resources and the maintenance of an enabling environment. Our shareholders stood squarely behind us in the Moto acquisition and the equity placement, and I thank them as well for their continued support. I would like to place on record our appreciation of our joint-venture partners and our other business associates, advisors and suppliers. On a personal level I would firstly like to offer my thanks to Aubrey Paverd and Bernard Asher, who both retired at the last AGM, for their substantial contribution to the company in its formative years and secondly to express my gratitude for the strategic counsel of a board which is independent in its thinking and commands a wide range as well as a deep level of skills. Finally, on behalf of the board and all our stakeholders, I wish to pay tribute to Mark Bristow and the Randgold team for yet another accomplished performance.



Philippe Liétard
Chairman

Philippe Liétard - Chairman

RANDGOLD SHARE PRICE PERFORMANCE AND GOLD PRICE


£ US$
US$/oz
55 110
2 000
50 100
1 800
45 90
1 600
40 80
1 400
35 70
1 200
30 60
1 000
25 50
800
20 40
600
15 30
400
10 20
200
5 10
0 0
0
J F M A M J J A S O N D J F
2009
2010
Share price (Nasdaq: GOLD) (US$)
Share price (LSE: RRS) (£)
Gold price (US$/oz)

DIRECTORS



Philippe Liétard

Non-executive chairman #

Managing director of the Global Natural Resources Fund from 2000 to 2003. Prior to July 2000, he was director of the Oil, Gas and Mining Department of the International Finance Corporation. His experience in corporate and project finance with UBS, IFC and the World Bank extends over 30 years, most of them in the minerals business and in Africa. Now an independent consultant and a promoter of mining and energy investments. Appointed a director in February 1998 and chairman in November 2004.

D Mark Bristow

Chief executive

Chief executive since its incorporation of Randgold, which was founded on his pioneering exploration work in West Africa. Has subsequently led the company's growth through the discovery and development of world-class assets into a major gold mining business with a market capitalisation of more than US$6 billion. Has also played a significant part in promoting the emergence of a sustainable mining industry in West Africa. A geologist with a PhD from Natal University, South Africa, has held board positions at a number of global mining companies and is currently a non-executive director of Rockwell Resources International.

Photographed in January 2010 while inspecting the newly constructed dam wall at the Tongon mine's main water storage facility: board members (from left to right) Kadri Dagdelen, Christopher Coleman, Robert Israel, Graham Shuttleworth, Mark Bristow, Philippe Liétard, Karl Voltaire, Jon Walden and Norborne Cole Jr.

Graham Shuttleworth

Financial director

Joined Randgold as chief financial officer and financial director in July 2007 but had been associated with the company since its inception, initially as part of its management team involved in listing the company on the LSE in 1997, and subsequently as an advisor. A chartered accountant, he was a managing director and the New York-based head of metals and mining for the Americas in the global investment banking division of HSBC before taking up his new position at Randgold. At HSBC he led or was involved in a wide range of major mining industry transactions, including Randgold's Nasdaq listing, and subsequent equity offerings.

Norborne P Cole Jr @ *

Senior independent non-executive

Started working for the Coca-Cola Company as a field representative in the USA in 1966 and advanced steadily through the organisation, becoming chief executive of Coca-Cola Amatil in Australia in 1994, a position he held until 1998. Under his leadership, Coca-Cola Amatil grew into the second largest Coca-Cola bottler in the world. Now based in San Antonio, Texas, he serves on the boards of a number of US companies. Became a director of Randgold in May 2006.

Christopher Coleman * ^ $

Independent non-executive

Co-head of banking at NM Rothschild, a director of NM Rothschild & Sons, chairman of Rothschild Bank International in the Channel Islands and serves on a number of other boards and committees of the Rothschild Group, which he joined in 1989. A BSc (Econ) graduate from the London School of Economics, he served as a non-executive director of the Merchant Bank of Central Africa from 2001 to 2008. Was appointed to the Randgold board in November 2008.

Kadri Dagdelen ^

Independent non-executive

A professor and head of the Department of Mining Engineering at the Colorado School of Mines, USA, he began his professional career as a mining engineer at Homestake Mining Co (now Barrick Gold Corporation) and was the technical services manager when he left for academia in 1992. With a PhD in Mining Engineering and an ME in Geostatistics he has been involved in numerous research and consulting projects worldwide, also serving on the board of directors of the Society of Mining, Exploration and Metallurgy in USA for six years and chairing other professional societies that support the mining industry. He joined the Randgold board in January 2010.

Robert I Israel *

Non-executive

Until April 2000, a managing director of Schroder & Co Inc and head of its energy department, he is now partner at Compass Advisers, LLP. He holds a BA from Middlebury College and an MBA from Harvard Business School. His experience in corporate finance, especially in the natural resources sector, extends over 30 years. Joined the Randgold board in 1997.

Karl Voltaire ~ $

Independent non-executive

A graduate in mineral resources engineering from the Ecole des Mines in Paris, he holds an MBA and a PhD in economics and finance from the University of Chicago. He started his career as a mining engineer in Haiti and subsequently spent 23 years in the World Bank Group in Washington DC, the bulk of these at the International Finance Corporation (IFC) where his last position was that of director of global financial markets. Subsequently he was director of the Office of President at the African Development Bank. He was the CEO of the Nelson Mandela Institution from 2005 to 2009, and is currently a member of the Board of Trustees of the African University of Science and Technology. Was appointed to the Randgold board in May 2006.

Jon Walden ^

Independent non-executive

A chartered accountant, he is the senior independent director at Morgan Sindall plc and chairman of HR Owen plc. He was formerly the managing director of Lex, the UK's leading vehicle leasing company and a subsidiary of HBOS, and was a former main board director of RAC plc, where he held a number of senior positions during his executive career. He was appointed to the Randgold board in November 2008.

#	*Chairman of nomination and governance committee*
~	*Chairman of audit committee*
@	*Chairman of remuneration committee*
*	*Member of nomination and governance committee*
^	*Member of audit committee*
$	*Member of remuneration committee*

CHIEF EXECUTIVE'S REVIEW

- Profit, production and reserves increased substantially
- Loulo expansion starts to deliver
- Tongon on track for Q4 2010 production
- Robustness of Gounkoto and Massawa projects confirmed
- Kibali projected to pour first gold in 2014
- Strong balance sheet secures development funding

At the beginning of 2009, we knew we were in for a tough year but we also believed we were well prepared for it. Looking back, that's exactly what happened. We had to deal with some daunting challenges in operations as well as new business, but the team rose magnificently to the occasion, and what was the most difficult year in our history was also the most successful.

In the end, we finished well in every sphere of our business. Profit was up 79% for the year on the back of a 14% increase in gold production - achieved thanks to a 36% surge at Loulo and despite a 20% decline at Morila. We advanced the Yalea underground development in the face of some technical hitches and started work on Gara, which will be the second underground mine at Loulo. Our new Tongon mine is ahead of schedule, and should pour its first gold early in this year's fourth quarter. Our exploration teams enhanced Loulo's flexibility, completed the prefeasibility study on Massawa while progressing our regional exploration in this exciting new region, and delivered a major new discovery on the Loulo lease, in the form of Gounkoto, now being fast-tracked through its prefeasibility phase.

On the corporate front, we had a successful fully registered equity placement, ending the year with US$590 million in cash and no bank debt on the balance sheet. We also completed the contested acquisition of Moto, purchased an additional 20% stake in its Kibali project on behalf of the joint venture, and subsequently managed the successful integration of the company and the project into our business.

None of this would have been possible had it not been for our strategy which is core to our business and a management team that is fully committed to it.

Operations beat the odds

The past year was one in which Loulo truly earned its status as our flagship. The team had to contend with ambitious production targets and the commissioning


SOMILO

of a complex plant expansion project as well as the demands of a difficult underground development at Yalea, and came up trumps with record production and profit. This fine performance was made possible by the increase in throughput from the expanded plant as well as the flexibility provided by our geologists' development of the Loulo 3 satellite deposit. (The exploration team continues to add more targets and ounces within trucking distance of the plant.) In December, we decided to take over the work at the Yalea underground ourselves from the contractor; the rate of development and ore production have since both improved.

Mark Bristow - Chief executive

The effort and attention we concentrated on Loulo and Yalea did not distract us from Gara, which will be the complex's second underground mine. The boxcut is scheduled for completion in the first quarter of this year and with development due to start in the following quarter, we expect to access the first ore by the end of 2010.

The overall Loulo expansion programme is still on the critical path and continues to receive management attention. Management is committed to meet its 2010 production goal of plus 400 000 attributable ounces.

Our Morila joint venture was successfully converted to a stockpile treatment operation at the beginning of 2009. Morila also had a very good year in its new incarnation, exceeding its production forecast and beating its dividend target by more than 30%. While its output will continue to decline, it will remain a strong cash generator for the next two years, after which we plan as part of the closure strategy, to transform it into an agribusiness for the benefit of the local community.

Tongon takes shape

In Côte d'Ivoire, meanwhile, development of the Tongon mine is slightly ahead of schedule and, at this stage, still under budget. The first mill is already on its foundation, all 14 CIL tanks have been installed and the standby power station is being commissioned in stages. Most of the equipment has arrived on site and construction of the various plant elements is making good progress.

There are now some 1 600 people on site and the management of the transition from construction to operation has begun. The operating team for the mine has been appointed, the manpower plan completed, and the selection and training of key operators and artisans are under way. Provided there are no major setbacks, we plan to start feeding ore to the plant by October this year. Should we achieve this, Tongon's production for 2010 is forecast to be around 75 000 ounces.

Progressing the new discoveries

Gounkoto, which is some 25 kilometres south of Loulo but within the same mining lease, is proving to be a very exciting discovery. The scoping study indicated a high grade open-pittable deposit in excess of 2.5 million ounces and, with the prefeasibility study now nearing completion, the project just gets better. It shows some striking similarities to Morila - a good consistent grade, a consistent orebody and a relatively simple metallurgy with high recoveries - and, of course, its proximity to Loulo offers significant synergistic and logistical advantages.

GROWING OUR BUSINESS PROFITABLY


Forecast attributable production (Moz)
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
2010
2011
2012
2013
2014
PROJECTS
Tongon (89%)*
Loulo (80%)*
Morila (40%)*
Gounkoto (80%)*
Massawa (83%)*
Kibali (45%)*

* *Attributable percentage*

These will become even more attractive when the new Bamako/Dakar highway is completed, which is expected to be within the next two years. If all goes according to plan, we could start building a mine there in 2011.

After Gounkoto, Massawa in Senegal, which is already at the feasibility stage, is our next organic growth prospect. It is more complex than Gounkoto in terms of metallurgy as well as structural controls and modelling, but it offers some significant upside. The long strike length, the setting at a greenstone belt boundary and the different styles of mineralisation are reminiscent of the famous Obuasi gold deposits in Ghana. In addition, extensions and nearby satellite deposits could hold considerable potential. Although technically challenging, it is a significant asset in our development portfolio and the board has approved the prefeasibility study which confirms the project meets our investment criteria.

Getting to grips with Kibali

Our team moved on site at the Kibali project in the Democratic Republic of the Congo on 16 October and within a matter of three months their review of the existing data had resulted in a significant upgrade in the quality of the resources and a spectacular increase in the reserves, which now stand at 9.2 million ounces.

While I believe there is a lot more to come, this is already enough to move ahead with the development of the mine. We recently published a development road map which essentially allows two years for resettlement and site clearing - a massive exercise that will involve the relocation of some 15 000 people over three phases - and a further two years for the construction of the mine, with first production scheduled for 2014. The challenge now is to convert this road map into a detailed business plan, schedule and budget. In addition to finalising the relocation action plan and the environmental and social baseline studies, we will be updating the feasibility study to include the new reserves, optimising the underground and pit interface and focusing on critical issues such as the hydropower strategy, the water management plan, the underground portal positions and the backfill and stoping designs.

While the Moto acquisition happened relatively quickly for such a complex transaction, it was in fact not an opportunistic thrust but the product of three years of strategic planning and preparation. During that time we were often criticised for not joining the mining industry's M&A mania and for what was perceived as our overly conservative focus on organic growth. As we said then, we were and are not acquisition-averse on principle: we were simply looking for the right opportunity - one that could rank with our own discoveries in terms of value creation potential and strategic significance. Moto was that and more. It has not only given us a 45% stake in Kibali - which has every chance to become one of the world's great gold mines - but it has also broadened our horizons into Central Africa, which we have long targeted as a gold region with great potential.

The engine that drives the train

The excitement generated by the Moto/Kibali acquisition will not, however, distract us from our key strategy of organic growth through exploration success and our primary objective is still to create value through the development of profitable mining projects.

The past year was one of considerable achievement on the exploration front. The discovery of Gounkoto was obviously a major event, but so was the conversion of Loulo 3 into a significant satellite deposit, with continuing exploration along the Yalea structure turning up more potential for additional ounces. At Massawa, the team delivered a positive prefeasibility, while I have already noted the rapid advances they made at Kibali.

All these bear witness to the value of sustained exploration and of an exploration strategy which recognises that world-class gold orebodies are found in world-class gold terrains. As planned,





we now have a strong presence in both world-class gold regions in Africa (outside South Africa), concentrated in the more significant gold bearing sites and structures in West and Central Africa.

Our exploration success is also evident in the continued growth of our resource base. As can be seen in the updated reserve and resource declaration which appears elsewhere in this report, the new projects and a resource conversion drive increased group attributable reserves by some 76% last year, laying a strong foundation for the projected growth in our production profile.

Senior Randgold executives inspect core samples at Kibali.

Strengthening the team and the systems

The growth of the business has made great demands on our people. To enable them to cope successfully with these challenges, we continually grow and develop the team. I have recently also strengthened it, particularly with respect to day-to-day operational oversight, by promoting Samba Touré, previously general manager of Morila, to general manager of operations for West Africa, while Willem Jacobs has joined us to take up a corresponding position for Central and East Africa. Given that one of our key objectives is the delivery of four new mines in four years, John Steele, the Randgold stalwart who has supervised the construction of the Syama, Morila, Loulo and Tongon mines, has been promoted to technical and capital projects executive.

Following a group-wide review, we have also started implementing a new IT strategy and platform.

Under great pressure, everyone at Randgold performed exceptionally well last year, and the individual contributions each one made added up to a truly exceptional collective achievement. I thank all of them most sincerely for their commitment to the company's vision and values, and their efforts on its behalf. I would also like to express my deep appreciation to our board for their sage guidance and support.

The road ahead

Our key performance indicators for the year ahead are:

- to reach a production of 400 000 ounces at Loulo by achieving the full ramp-up of the Yalea underground development;
- to start the Gara underground development and access first ore by the end of the year;
- to commission Tongon and pour first gold there in the fourth quarter;
- to advance Gounkoto, Massawa and Kibali towards development; and
- to maintain the flow of quality targets into our prospect pipeline.

It is undoubtedly going to be another very challenging year, but with our strategic compass we have mapped the road ahead very clearly, and we are confident that we have the capabilities to achieve the goals we have set ourselves, and once again to deliver real value to all our stakeholders.

Mark Bristow
Chief executive

RANDGOLD ATTRIBUTABLE RESERVES AND RESOURCES


Attributable Moz
30
25
20
15
10
5
0
98 99 00 01 02 03 04 05 06 07 08 09
Reserves
Resources

EXECUTIVES AND OFFICERS





Luiz Correia
General manager - Tongon
A metallurgist with 24 years' experience in the gold mining industry, he has a BSc Eng as well as a BCom degree. He joined Randgold in 2005 and in 2006 was appointed operations manager responsible for the mining, planning, processing, maintenance and engineering functions at Loulo. He was recently appointed general manager of the Tongon mine in Côte d'Ivoire, which is scheduled to be commissioned in the last quarter of 2010.

Amadou Konta
General manager - Loulo
Has a degree in civil engineering as well as several management and project management qualifications. Was appointed by BHP as mine foreman and superintendent at Syama mine and served as mining manager from 1997. In 2001, was promoted to construction manager for Randgold in Mali and then to Loulo general manager in 2004.



Tania de Welzim
Group financial manager
Tania was appointed group financial manager in April 2009 having served previously as group financial controller. She is a chartered accountant with 11 years' experience in finance including nine years in the mining industry. She is responsible for the group's financial reporting as well as internal control procedures.





David Haddon
General counsel and secretary
Qualified as an attorney in 1984. He has overseen the administrative obligations of Randgold since its incorporation and assumed secretarial responsibility when it listed on the London Stock Exchange in July 1997. This continued with the subsequent listing on Nasdaq and for the various corporate and related activities since then. He is a director of Seven Bridges Trading and other group subsidiaries.

Victor Matfield
Corporate finance manager
A chartered accountant, he was appointed corporate finance manager in 2001. Prior to that he served as financial manager of the Syama mine and of the Morila project. He is a director of Seven Bridges Trading.



Paul Harbidge
Group exploration manager
A geologist with over 16 years' experience, mainly in West Africa, having previously worked for Rio Tinto, Anglo American and Ashanti, he joined Randgold in 2000. He was appointed exploration manager in 2004.





Bill Houston
General manager human capital and social responsibility
Has a masters' degree in human resources management and 30 years' experience in HR and organisational development. Joined Randgold in 1992 as group training and development manager, and headed the group human resources function from 1996. He is a director of Morila Ltd, Somilo SA and Seven Bridges Trading and designed and implemented the human resources and social systems for Syama, Morila and Loulo.



Willem Jacobs
General manager operations - Central and East Africa
With a BPL(Hons) and DCom he is a seasoned executive. Having served as a director of listed and private companies in the areas of mining, engineering and manufacturing in Southern, Central and Eastern Africa for the past 15 years, he joined the group in January 2010.

Philip Pretorius
Human resources executive
Joined Randgold in 2008, bringing with him 21 years of human resources experience of which the last 14 years were spent exclusively dealing with the West African gold mining industry. With a post-graduate diploma in management practice, he has been involved in establishing various gold mining projects in Mali.



Chris Prinsloo

General manager commercial and operations finance

Qualified as a chartered secretary and has 36 years' experience in the mining industry including finance, capital projects, administration and supply chain management. Appointed as commercial manager in 2002, responsible for group accounting, supply chain management plus the risk management and insurance portfolio. Currently serves on the boards of Morila SA, Somilo SA, Tongon SA and Kankou Moussa SARL.



Rod Quick

General manager evaluation and environment

A geologist with 15 years' experience in the gold mining industry, he joined Randgold in 1996. He has been involved in the exploration, evaluation and production phases of the Morila, Loulo and Tongon projects. Having served as the Somilo resource manager since 2006, he was given his new responsibilities for all project development and evaluation in 2009.



Mahamadou Samaké

General manager - West Africa

A professor of company law at the University of Mali, Mahamadou was instrumental in writing the Malian labour legislation. He is the resident executive manager in Mali and is responsible for government liaison and legal counsel for the Francophone region.



N'golo Sanogo

General manager - Mali

Has a masters degree in economics from the National School of Administration of Bamako as well as several management, accounting and financial qualifications. Qualified as an auditor in 1992 before joining BHP Mali in 1995. Appointed material manager in 1998 and management accountant in 2001 at the Syama mine. Following the sale of Somisy SA in 2004, joined Randgold as Mali financial controller. He was appointed Mali general manager in March 2009.



John Steele

Technical and capital projects executive

Responsible for the successful construction and commissioning of Randgold's Morila and Loulo mines and currently leads the team developing the new Tongon mine in Côte d'Ivoire. As well as heading the capital projects function within Randgold, he continues to provide operational oversight at Morila and Loulo as well as supplying engineering due diligence expertise to the group. John is a director of Morila Limited, Somilo SA and Kibali Goldmines SPRL.



Samba Touré

General manager operations - West Africa

Joined Morila gold mine in 2000 and held various responsibilities, culminating in the appointment in 2007 as the mine chief executive. Under his leadership, the mine was run successfully, delivering on its promises. In 2010, promoted to group operations GM for West Africa. With the experience gained in mining during the last 10 years, he is destined to continue adding value to the company's increasing operations portfolio in West Africa.



Lois Wark

Group corporate communications manager

A member of the Randgold team since its inception who assumed management of the cartography department in 1995, she is responsible for the coordination of the group's communication and investor relations programmes as well as for the management of its South African subsidiary, Seven Bridges. She holds a diploma in land surveying: Cadastral and topographical.



Louis Watum

General manager - Kibali gold project; Country manager - DRC

A metallurgist with 20 years' experience in base metals, coal and gold processing, he has an MSc in Chemical Engineering. He joined Randgold Resources in 2009 and was appointed general manager and country manager responsible for: Building and leading the Kibali team; communicating with the DRC government and local authorities; directing and managing Kibali business; and, delivering on strategies, objectives and the Kibali business plan.

FINANCIAL REVIEW

- Profit increased by 79%
- Dividend increased for the fourth year in a row
- Substantial capital appreciation for shareholders

Total revenue for the group of US$432.8 million increased by 28% on the previous year on the back of a 14% increase in attributable production of 488 255 ounces and a 12% higher average gold price received of US$886 per ounce. Profit for the year was US$84.3 million, an increase of 79% compared to the previous year.

Higher revenues were partially offset by higher mining costs at Loulo, primarily due to increased open pit mining costs resulting from deepening pits, revised mining rates and the introduction of a second mining contractor at the site, necessitated in part by the slower build up in tonnes from the underground mine.

Costs at both operations were also impacted by the increased royalties payable resulting from the higher average gold price received and general cost increases in reagents, other consumables and duties, following the end of the exoneration period at Loulo in November 2008. Profit was also impacted by a further provision of US$9.6 million against investments in auction rate securities.

Basic earnings per share of 86 cents increased by 59% from the previous year, not withstanding an increase in the number of shares outstanding. Cash operating costs for the group were US$458 per ounce, up from US$421 per ounce in 2008. Total cash costs for the group, which include royalties, were US$510 per ounce for the year compared to US$467 per ounce in 2008.

Cash operating costs per ounce remained in line at Loulo, following increased grades and production. At Morila the mine was converted to a stockpile treatment operation in April. The consequent impact of processing lower grade ore and adverse stockpile adjustments had a material impact on the mine's reported cash costs, which increased by 22%. Grades at Morila decreased from 3.4g/t in 2008 to 2.7g/t, while Loulo's grade increased to 4.2g/t (2008: 3.23g/t).

Expenditure on exploration and corporate costs increased by US$6.0 million. Extensive drilling programmes were undertaken on the group's exploration targets, especially at the Massawa prefeasibility project in Senegal (now at feasibility stage) and the Gounkoto prefeasibility project in Mali. Since the company was listed in 1997, it has discovered over 23 million reserve ounces which, when divided by the exploration and corporate costs over this period, equates to less than US$14 per ounce of gold. (This calculation does not include the Kibali reserve ounces as stated at the date of the Moto acquisition.)

Morila's five year corporate tax holiday ended in November 2005 and the accounts include a charge of US$21.5 million for the tax payable compared to



Graham Shuttleworth - Financial director and chief financial officer

US$24.6 million the previous year. Loulo continues to benefit from exoneration from corporate tax for five years from the date of first commercial production, which was 8 November 2005, as should Tongon upon commencement of production.

The company's cash position is very healthy with US$589.7 million of cash (2008: US$257.6 million) on the balance sheet, and borrowings of US$4.2 million (2007: US$5.8 million), boosted by strong operating cashflows and the successful equity placing and Moto Goldmines Limited ('Moto') transactions described below. Net cash has remained at a significant level despite the substantial expenditure on capital, exploration and corporate costs. US$196.7 million was spent on capital projects, US$74 million at Loulo, primarily on the development of the underground project, including the development of the twin declines, as well as upgrades to the crushing plant and expenditure on the overland conveyor and power plant expansion. Expenditure related to the Tongon project amounted to US$120 million and consists primarily of payments for the mills, crushers and fleet, as well as site establishment costs, infrastructure improvements, earthworks, design and engineering and advanced grade drilling.

As reported in the 2008 accounts, the company is invested in a portfolio of auction rate securities ('ARS') which, following a further provision of US$9.6 million during the year, now has a carrying value of US$29.0 million and is disclosed in non-current available for sale financial assets. The provisions have been made as a result of the deterioration of the underlying credit ratings of the collateral of certain of the ARS, and management estimates the fair value of these investments at each reporting period using a mark to model valuation method. As previously indicated, the company has started arbitration proceedings against the individual brokers and the investment bank who sold these products, on the grounds of what it believes to be fraud through material misrepresentation of the nature of these investments. Arbitration of these proceedings is expected to be concluded by the middle of 2010. There can be no assurance that the company will be successful in its actions against the individual brokers or the investment bank, and consequently it has not relied upon this for the determination of the provision.

Property, plant and equipment increased significantly year on year as highlighted above. The decrease in the deferred tax asset (US$1.3 million), as well as the decrease in long term ore stockpiles (US$14.7 million) over the year, is due to the decrease in stockpiles at Morila following the conversion from open pit mining to stockpile processing. The decrease in non-current receivables from December 2008 to December 2009 (US$4.1 million) is the result of the continued decrease in TVA and fuel duty balances at Morila.

Mineral properties of US$405.8 million at 31 December 2009 reflect the acquisition of 50% of Moto in October 2009 and the subsequent acquisition of an effective 10% of the issued share capital in Kibali Goldmines SPRL, resulting in an effective interest in the Kibali project of 45%. Non-current available-for-sale financial assets consist of the ARS as discussed above. Current available-for-sale financial assets represent an investment in 20 million Volta Resources Inc shares valued at US$16 million and our 50% share of 7.9 million shares in Kilo Goldmines Ltd valued at US$1.8 million.

The shares in Volta Resources were acquired as part of the consideration received for the sale of the Kiaka project in Burkina Faso to Volta Resources while the shares in Kilo Goldmines were acquired as part of the Moto acquisition.

The increase in current inventories and ore stockpiles of US$27.3 million is due to an increase in supplies and insurance spares at Loulo, due to increased demand for mining strategic stocks, reagents and grinding media resulting from the development of the underground mines, as well as an increase in stockpiles at Loulo during the year in line with the mine plan. The increase in short term receivables of US$74.3 million from 31 December 2008 to 31 December 2009 is primarily due to an increase in TVA balances at Loulo following the end of the exoneration period on 8 November 2008 (US$36.8 million increase), as well as advances made to contractors at Loulo. The gold receivable at Loulo at 31 December 2009 also increased by US$8.5 million from the previous year, due to the timing of the receipt of funds from the sale of gold. The increase in receivables also include an amount owed by AngloGold Ashanti Limited of US$5 million at year end following the Moto acquisition and subsequent additional 20% Kibali acquisition. US$3.7 million of deferred cash consideration in respect of the sale of the Kiaka project is also included in receivables.

The increase in cash and cash equivalents (US$332.1 million) is the result of the successful equity raising in August 2009 where 5.75 million shares were issued to shareholders, raising US$329.7 million after underwriting commission and expenses. The acquisition of the Moto group in October 2009 lead to a net cash increase of US$171 million (Refer to note 30 of the financial statements for disclosure on the acquisitions made). The acquisition of a further effective 10% of the issued share capital in Kibali partially offset these with a net cash outflow of US$57 million. The group also produced strong cashflows from operations (US$63.7 million) which were offset by significant investments in property, plant and equipment, mostly related to the development of the Loulo underground and Tongon mines, as previously reported.

The financial instruments liability decreased from US$53.1 million at 31 December 2008 to US$25.3 million at the end of December 2009, calculated at the gold price as at 31 December 2009 of US$1 096 per ounce (31 December 2008: US$865 per ounce), due to the company delivering 84 996 ounces into its hedge positions during the year ended 31 December 2009. The remaining hedged position of 41 748 ounces at US$500 per ounce will be delivered into during 2010. Full details relating to the group's financial risk management are contained in note 21 of the financial statements. The increase in accounts payable and accrued liabilities is mainly the result of the timing of payments of creditors and closer management of trade creditors at Loulo and Morila (US$15 million increase year on year). The increase is further due to an US$8 million

TOP 10 STOXX EUROPE 600 (PRICE) INDEX MEMBERS OVER 10 YEARS



1 January 2000 to 31 December 2009
%
5 000
4 000
3 000
2 000
1 000
0
(1 000)
4 776
2 326
1 793
1 688
1 671
1 618
1 593
1 440
1 280
1 280
(33)
Randgold
Cairn Energy
Solarworld
Elekta AB
Meda AB
Soco International
Tullow Oil
Vallourec
Puma
Antofagasta
STOXX Europe 600 Index

Source: Bloomberg as at 31 December 2009.
Note: Performance is based on the current member stocks of the STOXX Europe 600 Index which were listed as at 1 January 2000 ie excludes the 146 companies not then publicly listed.


Feb
2009

accrual as a result of the acquisition of an additional 5% interest in the Tongon gold project. Accounts payable also include an amount of US$5 million relating to our share of the new joint venture asset leasing company's payables as at 31 December 2009.

The current tax payable balance of US$3.6 million at 31 December 2009 is lower than the balance at 31 December 2008 as a result of the lower profits from mining at Morila during the current year, following the conversion of the mine to a stockpile treatment operation.

Looking forward to 2010, notwithstanding the additional non-cash adjustments relating to the Morila stockpiles, total cash costs per ounce for the group are forecast to be less than US$500 per ounce, depending on the actual oil price and euro/dollar exchange rates, which movements have a significant impact on operating costs. Capital expenditure at Loulo for this year is estimated at US$65 million, the largest part being expended on the development of the Gara underground mine. The development of the Tongon project is now well underway and capital expenditure in this regard is anticipated to be US$155 million in 2010, including preproduction expenses but excluding the fleet. The group also anticipates significant capital expenditure at its Kibali project (US$20 million), Massawa project (US$10 million) and Gounkoto project (US$10 million) assuming a successful prefeasibility study is completed at this project by the end of the first quarter. Based on current forecasts, the group has sufficient cash resources to fund all its existing capital projects and ongoing exploration programmes.

In view of the significant profit increase, strong cash flows from operations and the company's robust balance sheet, the board again decided to declare an increased annual dividend of 17 cents per share (US$15 million) representing a 30% increase on the previous year. Shareholders have also enjoyed substantial capital appreciation in the year with the share price rising 80% from US$43.92 to US$79.14. Over the last 10 years, the company was the best performing stock in the STOXX 600 Europe Index, rising 4 776% over this period.



Graham Shuttleworth
Financial director

MARKET OVERVIEW

- Gold price rises for ninth consecutive year, reaching high of US$1 212/oz
- Investor sentiment underpins gold's role as safe haven and store of value

The gold price rose for the ninth consecutive year in 2009, increasing by 25% from US$870 to US$1 088. The average gold price for the year rose by 11.5% from an average of US$872 in 2008 to US$972 for 2009, reaching a historic high of US$1 212 per ounce in December.

The strong performance of the gold price is the result of a combination of factors. Gold benefited from investors pursuing its safe haven status, and the large increase in money supply pumped into the markets, creating concerns about inflationary pressure down the line, also supported its price. Investment demand has further been lifted by the large increase in investors seeking protection against US dollar depreciation, record levels of producer de-hedging, and low interest rates accompanied by the expectation that rates will remain close to zero for a long time. Unease about rising government debt and counterparty credits risk also added to the allure of gold. The increase in investment demand was evident in strong inflows into physically-backed ETFs. Although jewellery demand started to recover towards the end of 2009, it is not playing any major role in the price surge.

On the supply side, flat mining output, weaker recycling and a fall in central bank sales provided important support for the gold price. Goldfields Mineral Services estimates that net official sector sales in 2009 fell to 24 tonnes. This is the lowest level in two decades, and is almost 90% lower than the prior year. The substantial decline is primarily the result of lower sales by the Central Bank Gold Agreement (CBGA) signatories. Total sales for the year 2009 amounted to 157 tonnes, which is significantly lower than the 500 tonne maximum quota.

During the first part of the year demand was driven by investors moving away from risky assets and ongoing concerns about the health of the global financial system. During the second half of the year support for the gold price came from a negative US dollar outlook and developing countries increasing their gold holdings.

Although the world economy started to show signs of recovery during the second half of 2009, the pace remains slow and uncertain, leaving the motivation for lower interest rates and monetary easing intact. This should underpin the role of gold as a safe haven and a store of value role. In the longer term the fundamentals for gold appear positive as strong structural demand from newly industrialising economies, finite supply and rising extraction cost should continue to support the market.


RANDGOLD
PURE GOLD

GLOBAL GOLD PRODUCTION VS GOLD PRICE


Mine production (tonnes)
Mine production (tonnes)
Average gold price (US$/oz)
Gold price (US$/oz)
2 700
2 600
2 500
2 400
2 300
2 200
1 000
800
600
400
200
0
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009*

Source: GFMS, LBMA
** Latest estimate*

CENTRAL BANK GOLD SALES


Net sales (tonnes)
700
600
500
400
300
200
100
0
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

Source: GFMS

SENIOR MANAGEMENT

Drissa Arama
Morila metallurgical manager





Felix Kiemde
Country manager: Burkino Faso

Tahirou Ballo
Loulo operations manager





Adama Kone
Morila mineral resources manager

Chiaka Berthe
Loulo mineral resources manager





Alfred Lunga
Kibali capital and site manager

Sebastiaan Bock
Group financial operations manager





David Mbaye
Country manager: Senegal

Abbas Coulibaly
Morila engineering manager





Stephen N'dede
Tongon operations manager

Marcel Damen
Group consulting mining engineer





Bodiel N'Diaye
Country manager: Côte d'Ivoire

Koydou Diallo
Loulo financial manager





Marie-Laure Popelier
Kibali financial manager

Mohamed Diallo
Morila financial manager





Graeme Rapley
Tongon construction manager

Lindsay Earl
Group projects engineering manager





Thinus Strydom
Group underground mining manager

Paul Gillot
Group manager metallurgy





Onno ten Brinke
Group mine planning engineer

Ken Green
Group supply manager





Geoff Wattrus
Tongon financial manager

Joel Holliday
Exploration manager: West Africa



OPERATIONS



LOULO MINE COMPLEX

In 2009, Loulo produced a record 351 591 ounces of gold at a total cash cost of US$522 per ounce, within 2% of budgeted production, despite a change in the underground mining schedule. The mine reported record gold sales of US$302.0 million and record profit from mining of US$118.3 million.

The Loulo mine was officially opened on 12 November 2005. Loulo is controlled by a Malian company, Société des Mines de Loulo SA (Somilo), which is owned 80% by Randgold and 20% by the Malian government. The Loulo mine complex is comprised of two open pit operations, Yalea and Gara, and two corresponding underground mines, the first of which has commenced operations and the second which is now in construction.

Loulo is located in western Mali, bordering Senegal, adjacent to the Falémé River. The mine is located within the Kedougou-Kéniéba inlier of Birimian rocks which hosts several major gold deposits, namely Gara, Yalea and Gounkoto on the Loulo lease as well as Sadiola and Yatela in Mali and the Senegalese deposits of Massawa and Sabodala.

MALI: LOULO MINE


LOULO
MALI
N
Dakar
SENEGAL
Bamako
GUINEA
Ouagadougou
SIERRA
LEONE
LIBERIA
GHANA
Abidjan
Accra
Birimian Belt
Proterozoic Plutonic rocks
Randgold permits
Capital city
600km

- Successful plant upgrade to 300 000 tpm
- Record crusher and process plant throughput
- Record gold production of 351 591 ounces
- Record profit from mining of US$118.3 million

LOULO: PRODUCTION RESULTS

for the 12 months ending 31 December	2009	2008
Total mined (Mt)	**27.98**	26.23
Ore mined (Mt)	**3.35**	3.40
Mined grade (g/t)	**3.71**	3.02
Strip ratio (waste:ore)	**8.5:1**	6.9:1
Ore milled (Mt)	**2.95**	2.72
Head grade (g/t)	**4.22**	3.22
Recovery (%)	**87.7**	91.2
Ounces produced (oz)	**351 591**	258 095
Average gold price received (US$/oz)	**864**	738
Cash operating costs (excluding royalty) (US$/oz)	**473**	469
Total cash costs (US$/oz)	**522**	511
Profit from mining (US$ million)	**118.3**	58.52

Higher revenues were partially offset by higher mining costs, primarily due to increased open pit mining costs resulting from increased tonnes mined, deepening pits, revised mining rates and the introduction of a second mining contractor at the site, necessitated in part by the slower build up in tonnes from the underground mine.

LOULO: MINE PRODUCTION



Actual
Forecast
000 Oz
600
500
400
300
200
100
0
05
06
07
08
09
10
11
12
13
14

LOULO: TOTAL RESERVES AND RESOURCES



Reserves
Resources
Moz
12
10
8
6
4
2
0
98
99
00
01
02
03
04
05
06
07
08
09

RESOURCES AND RESERVES

Total resources for the year ended 2009 are inclusive of depletions due to mining and additions as a result of increases from the Yalea North underground block, under the north portion of the Yalea pit and the additions from Loulo 3.

LOULO: MINERAL RESOURCES AND ORE RESERVES

at 31 December	Category	Tonnes (Mt) 2009	Tonnes (Mt) 2008	Grade (g/t) 2009	Grade (g/t) 2008	Gold (Moz) 2009	Gold (Moz) 2008	Attributable gold*** (Moz) (80%)
MINERAL RESOURCES*								
■ Stockpiles	Measured	**1.11**	0.86	**1.78**	1.73	**0.06**	0.05	
■ Gara	Measured	**5.66**	6.66	**4.05**	3.84	**0.74**	0.82	
	Indicated	**19.05**	18.84	**4.21**	4.19	**2.58**	2.54	
	Inferred	**3.28**	3.46	**3.68**	3.13	**0.39**	0.35	
■ Yalea	Measured	**3.69**	4.73	**4.09**	4.28	**0.48**	0.65	
	Indicated	**30.17**	29.81	**5.15**	5.17	**4.99**	4.96	
	Inferred	**9.03**	8.39	**3.47**	3.62	**1.01**	0.98	
■ Loulo 3	Measured	**0.19**	0.25	**3.66**	3.34	**0.02**	0.03	
	Indicated	**1.42**	0.21	**3.22**	4.65	**0.15**	0.03	
	Inferred	**0.70**	0.25	**3.39**	5.51	**0.08**	0.04	
■ Satellites	Indicated	**1.82**	1.33	**2.40**	2.39	**0.14**	0.10	
	Inferred	**12.46**	12.13	**2.22**	2.21	**0.89**	0.86	
Total measured and indicated		**63.10**	62.69	**4.52**	4.55	**9.17**	9.18	**7.33**
Total inferred		**25.47**	24.23	**2.89**	2.86	**2.36**	2.23	**1.89**
ORE RESERVES**								
■ Stockpiles	Proven	**1.11**	0.86	**1.78**	1.73	**0.06**	0.05	
■ Gara open pit	Proven	**3.59**	4.49	**3.60**	3.32	**0.42**	0.48	
	Probable	**0.06**	0.11	**3.49**	3.60	**0.01**	0.01	
■ Yalea open pit	Proven	**0.79**	1.47	**5.25**	4.59	**0.13**	0.22	
	Probable	**-**	-	**-**	-	**-**	-	
■ Gara West open pit	Probable	**1.23**	1.07	**2.07**	2.03	**0.08**	0.07	
■ Loulo 3 open pit	Proven	**0.06**	0.26	**4.25**	3.02	**0.01**	0.02	
	Probable	**0.94**	0.12	**2.86**	3.75	**0.09**	0.02	
■ P129 open pit	Probable	**0.23**	0.15	**2.73**	2.65	**0.02**	0.01	
■ Total surface reserve	Proven and probable	**8.00**	8.53	**3.17**	3.20	**0.82**	0.88	
■ Gara underground	Probable	**15.57**	17.35	**4.27**	4.07	**2.14**	2.27	
■ Yalea underground	Probable	**25.87**	24.71	**4.90**	5.09	**4.08**	4.05	
■ Total underground reserve	Probable	**41.45**	42.06	**4.66**	4.67	**6.22**	6.32	
Total proven		**5.55**	7.08	**3.48**	3.38	**0.62**	0.77	**0.50**
Total probable		**43.91**	43.51	**4.54**	4.60	**6.41**	6.43	**5.13**
TOTAL MINE		**49.45**	50.59	**4.42**	4.42	**7.03**	7.20	**5.63**

* *Open pit mineral resources are those insitu mineral resources at 0g/t gold cut-off falling inside the US$1 000/oz pit shell. Underground mineral resources are those insitu mineral resources at a 1.5g/t gold cut-off falling below the open pit underground interface.*

** *Mineral reserves are calculated at US$700/oz gold price and include dilution and ore loss factors.*

*** *Attributable gold (Moz) refers to the quantity of gold attributable to Randgold based on its 80% interest in Somilo.*

All mineral resources were compiled by Mr Chiaka Berthe, an officer of the company, under the supervision of Mr Rodney Quick, a Qualified Person and officer of the company.

All mineral reserves were calculated by Mr Samuel Baffoe, Mr Alexander Oduro and Mr Chris Moffat, each officers of the company, under the supervision of Mr Onno ten Brinke, a Qualified Person and officer of the company.

See comments and US disclaimer on page 81.

EXPLORATION

The exploration team had another successful year with its targets being met at all levels. At the base of the resource triangle, new interpretations drawn from the integration of existing local and regional data with the 2008 airborne electromagnetic programme resulted in a prospectivity map for the Loulo district which has generated a host of new targets for follow-up work.

Following the completion of a viable scoping study on the Gounkoto orebody in the south of the mining permit, the Loulo mining permit has been divided into a northern area, which includes the Loulo mine infrastructure as well as the Gara and Yalea orebodies, and the southern area where the Faraba and recently discovered orebodies are located. Consequently exploration work within the southern area is reported on under the Gounkoto development project. In the north of the permit the team focused on generating high grade ounces for the plant and successfully delivered the Loulo 2 deposit and the Loulo 3 complex, which resulted in over 60 000 additional ounces being fed to the plant during 2009. The team has added more than 170 000 ounces to the Loulo 3 resource since work restarted there and continues to locate new potential around the pits, most recently under the old exploration camp.

In addition, a broader programme has been carried out along the full length of the Yalea structure where wide spaced RC fences have outlined numerous anomalous intersections which now form part of the exploration portfolio. This work also covered the Loulo 1 and Loulo 3/P125 Gap targets.

OPEN PIT MINING

Mining operations at Loulo are carried out under contract by BCM Mali SA, a subsidiary of BCM International Ltd, and by MARS Mali, a subsidiary of DTP, the mining division of the French Bouygues Group. BCM operates a fleet to mine the Yalea and Gara pits. In the middle of 2009 the decision was taken to contract Loulo 3 mining to MARS, as well as the development of the Gara boxcut for the new underground mine.

Mining during the year was principally from the Gara, Yalea and Loulo 3 pits. The average production volume for the mining fleet during 2009 was 919kbcm per month, compared to 886kbcm per month in the previous year.

MINE PLANNING

During the year, the mine made significant changes in the budgeted plan due to a number of challenges: A wall failure that occurred in the south of Yalea pit prevented access to the high grade ore in this area containing approximately 50 000 ounces; the slower build up of ore tonnes from the Yalea underground mine; and the poor availability and lower contracted volumes from the open pit miner during the first half of the year. Notwithstanding these challenges, the mine did exceptionally well to come within 2% of its budgeted production, through the incorporation of additional in pit mining and satellite pits, notably Loulo 2 and Loulo 3.

LOULO: OPEN PIT MINING RESULTS

for the 12 months ended 31 December	2009	2008
Ore mined (million tonnes)	**2.86**	3.30
Ore grade (g/t)	**3.60**	3.02
Waste mined (million tonnes)	**24.36**	22.65
Strip ratio	**8.5:1**	6.9:1
Total mined (million tonnes)	**27.22**	25.95

During 2009, open pit mining at the Loulo mine complex was principally from the Gara, Yalea and Loulo 3 pits.

LOULO: YALEA, GARA, LOULO 3 AND SATELLITES


N
PQ10
Loulo 1
Gara
Gara W
Loulo 2
Loulo 3
P129
P125
Yalea Ridge
Yalea
2km

Northern area of Loulo permit which includes the mine infrastructure and the Yalea, Gara and Loulo 3 deposits and satellite targets.

PROCESSING

A total of 2 946 706 tonnes of ore was milled at a reconciled head grade of 4.22g/t, with throughput being 8.3% higher than the prior year's 2 721 208 tonnes as a result of the crushing and process plant upgrade. At the crushing plant, the two secondary crushers were replaced by one super secondary crusher with three tertiary crushers against two in the previous flow sheet. These changes allowed the operation to reach the higher hourly and daily throughput of >650 and >12 500 tonnes respectively. The challenge is to optimise and maintain this high throughput by managing the secondary relining and good coordination of operation and maintenance downtimes. The screening before the secondary crusher has been removed.

A screening plant has been commissioned during the year, giving a finer product for the process plant feed (P80 <12mm). The hard rock crusher throughput was 3 117 251 tonnes and was 16.1% higher than the previous year of 2 686 060 tonnes.

ENGINEERING

During the year maintenance activities, including upgrades and modifications, were carried out according to schedule, resulting in the achievement of the budgeted combined mills and crusher availabilities of 95% and 85% respectively. Looking forward the mine is examining the implementation of an integrated planned maintenance system, to ensure the highest levels of availability and production.

UNDERGROUND MINING AND DEVELOPMENT

During 2009, a total of 5 788 metres of development was completed and 500 267 tonnes of ore at a grade of 4.38g/t was hauled to surface. Despite the slower than planned build up, the development rates are now increasing, with the December development of 618 metres and 56 634 ore tonnes representing monthly project records. The following table shows a summary of the underground section's progress to date.

LOULO: YALEA UNDERGROUND DEVELOPMENT


P125 pit
Yalea pit
High grade
'purple patch'
P125-Yalea orebody
1 000m
Tabaski incline
Yalea pit
P125 pit
Tabaski decline
080 to 046L stoping
080L up stoping
046L stoping
028L stoping
028L & 012L SDs S
038L S/D N
013L S/D N
038L S/D S
038L dam
038L workshop complex
Declines are here
Q4 2009 face positions

LOULO: YALEA UNDERGROUND DEVELOPMENT

at 31 December	Development (metres)	Ore (tonnes)	Grade (g/t)	Mined (oz)	Total (tonnes)
Total 2009	**5 788**	**500 267**	**4.38**	**70 394**	**763 677**
Total 2008	3 861	107 805	4.42	15 312	310 904
Total 2007	618	-	-	-	-
Project total	**10 267**	**608 072**	**4.38**	**85 706**	**1 074 581**

The completion of the ventilation loop and the installation of the new main fan unit, have resulted in a significant improvement in the underground operating conditions at the Yalea underground mine.

The Yalea declines have now been advanced to a distance of 1 443 metres from surface and a vertical depth of 232 metres.

A number of significant milestones were achieved during the year, including the commissioning of the four kilometre overland conveyor belt linking the Yalea underground with the plant, the commissioning of the main dam on 038 Level, which now pumps directly to surface, the completion of the ventilation loop and the installation of the new main fan unit, which have resulted in a significant improvement in the underground operating conditions.

Following the setbacks experienced during the year, including the slower build up of tonnes, management terminated the underground mining contract with the previous contractor in December and has assumed this responsibility within the company. This change has delivered immediate improvements as evidenced by the record tonnes in December. The mine is still on the critical path and continues to receive additional management attention.

The Gara underground mine budget and planning for 2010 have been completed and the development contractor has been appointed. The Gara mine will be accessed via a twin decline system situated inside the southern part of the current open pit. Access will be provided via a boxcut, into the pit, which will later be filled in after concrete tunnels have been constructed. Gara ore is scheduled to be accessed at the end of 2010, ramping up to full production by the end of 2011. Work on the boxcut is moving ahead steadily and will be completed in the first quarter of 2010.

LOULO: GARA UNDERGROUND DEVELOPMENT PLAN


Gara underground portal
Current Gara open pit
Planned underground stoping
Planned underground development
500m

MORILA MINE

The mine was commissioned in October 2000 and, since the start of production to December 2009, has produced more than 5.5 million ounces of gold at a total cash cost of US$196 per ounce.

Morila is owned by a Malian company, Société des Mines de Morila SA (Morila), which in turn is owned 80% by Morila Limited and 20% by the Malian government. Morila Limited is jointly owned by Randgold and AngloGold Ashanti Limited and the mine is controlled by a 50:50 joint venture management committee. Responsibility for the day-to-day operations rests with Randgold.

As planned, the mine was converted in April 2009 from open pit mining to a 100% stockpile treatment operation. Gold production for the year was 342 000 ounces, 3% ahead of budgeted production. Total cash cost for the year was US$480 per ounce, including stockpile adjustments of US$98 per ounce. The mine successfully completed a rightsizing exercise as part of the cost saving initiatives to ensure that it continued to be a positive cash generator for the rest of its life, which is anticipated to continue until 2013. Consequently, despite the drop in grade associated with processing the stockpiles, the mine still reported US$166.7 million in profits from mining activity and paid US$155 million to its shareholders.

MALI: MORILA MINE


MALI
N
Dakar
SENEGAL
Bamako
Ouagadougou
GUINEA
MORILA
SIERRA
LEONE
LIBERIA
GHANA
Abidjan
Accra
Birimian Belt
Proterozoic Plutonic rocks
Randgold permits
Capital city
600km

- Successful conversion to stockpile treatment operation
- Dividends of US$155 million paid to shareholders in 2009
- Agribusiness feasibility study makes good progress

In order to leave a sustainable source of economic activity for the local community after the closure, an agribusiness feasibility study has been advanced in conjunction with USAID. More details are given in the social responsibility report on page 84.

MORILA: PRODUCTION RESULTS

for the 12 months ended 31 December	2009	2008
Total mined (Mt)	**3.66**	19.88
Ore mined (Mt)	**1.62**	4.97
Mined grade (g/t)	**2.65**	3.19
Strip ratio (waste:ore)	**1.3:1**	3.0:1
Ore milled (Mt)	**4.3**	4.3
Head grade (g/t)	**2.73**	3.44
Recovery (%)	**91.4**	91.2
Ounces produced (oz)	**341 661**	425 828
Average gold price received (US$/oz)	**968**	870
Cash operating costs (excluding royalty) (US$/oz)	**422**	347
Total cash costs (US$/oz)	**480**	400
Stockpile adjustment (US$/oz)	**98**	(93)
Profit from mining activity (US$ million)	**166.7**	200.2

MORILA: MINE PRODUCTION


Actual
Forecast
000 Oz
1 200
1 000
800
600
400
200
0
00 01 02 03 04 05 06 07 08 09 10 11 12 13

MORILA: TOTAL RESERVES AND RESOURCES


Reserves
Resources
Moz
7
6
5
4
3
2
1
0
98 99 00 01 02 03 04 05 06 07 08 09



Despite the drop in grade associated with processing the stockpiles, the mine still reported US$166.7 million in profits from mining activity and paid US$155.0 million to its shareholders in 2009.

RESOURCES AND RESERVES

There was no significant change in the measured and indicated mineral resource base apart from depletion from mining and processing. Remaining reserves were slightly higher than last year after depletion has been taken into account as a result of 'good bye' cuts carried out below the pit design in 2009. Open pit mining activities ended in April 2009, as planned, and therefore the current reserves are based on already mined stockpiles. Already mined mineralised waste has been included as an inferred resource due to its sensitivity to the price of gold.

EXPLORATION

In 2009 it was decided to stop further exploration on the Morila lease, following extensive programmes over the Life of Mine, including a final drilling programme in the first quarter of the year on four conceptual targets which failed to intersect additional economic mineralisation.

OPEN PIT MINING

Open pit mining ceased in April 2009, as planned, and hence the mining figures reported above reflect less than four in pit months mining for 2009.

MINE PLANNING

The mine operated broadly in line with its budgeted mine plan, including the successful transition from in pit mining to stockpile processing at the end of April 2009. Overall recoveries and throughput were slightly ahead of budget resulting in the mine exceeding its forecast production by 3%.

PROCESSING

During the year, the mine processed 4.30 million tonnes, in line with the prior year and slightly ahead of budget. Recoveries of 91.4% were in line with the prior year, but ahead of budget, an excellent achievement given the drop in the average head grade.

ENGINEERING

The mine faced plant maintenance challenges from the primary crusher and SAG mill during the year. However, with focused maintenance, the SAG mill Combiflex was re-built promptly to ensure a just-on-target plant availability of 93.8% versus a budget of 94%. The team also relocated the aggregate crusher to supply finer crushed ore to feed the ball mill during extended planned maintenance and relining of the SAG mill. As the plant ages, so the issue of ensuring operational availability becomes more important, and in this regard a more integrated planned maintenance system will be pursued during the year ahead.

MORILA: MINERAL RESOURCES AND ORE RESERVES

at 31 December	Category	Tonnes (Mt) 2009	(Mt) 2008	Grade (g/t) 2009	(g/t) 2008	Gold (Moz) 2009	(Moz) 2008	Attributable gold*** (Moz) (40%)
TOTAL MINERAL RESOURCES*								
	Measured and indicated	**16.76**	20.64	**1.49**	1.75	**0.80**	1.16	**0.32**
	Inferred	**0.95**	-	**0.81**	-	**0.02**	-	**0.01**
TOTAL ORE RESERVES**								
	Proven and probable	**16.76**	20.62	**1.49**	1.72	**0.80**	1.14	**0.32**

* *Mineral resources are those stockpiles that are deemed economic at a gold price of US$1 000/oz.*

** *Mineral reserves are calculated at a US$700/oz gold price.*

*** *Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 40% interest in Morila.*

Mineral resources were calculated by Mr Adama Kone, an officer of Morila gold mine, under the supervision of Mr Rodney Quick, a Qualified Person and officer of Randgold.

Mineral reserves were calculated by Mr Stephen N'dede, a Qualified Person and officer of the company.

See comments and US disclaimer on page 81.



PROJECTS AND EXPLORATION

TONGON MINE DEVELOPMENT

Construction of the Tongon gold mine commenced at the end of 2008 and first production from the mine is anticipated early in the fourth quarter of 2010.

Tongon is controlled by an Ivorian company, Société des Mines de Tongon SA, in which Randgold has an 89% interest, the government of Côte d'Ivoire 10% and 1% is held by a local Ivorian company.

The Tongon project is located within the Nielle exploration permit in the north of Côte d'Ivoire, 55 kilometres south of the border with Mali.

GEOLOGY

The Tongon deposits are located within the Lower Proterozoic Senoufo Belt, which is a 200 kilometre long, volcanisedimentary belt of greenschist grade metamorphism bounded on either side by variably tectonised granitoid gneiss terraines.

Mineralisation at Tongon is defined in two zones. In the Northern Zone, the major part of the mineralisation is located within volcaniclastic rocks which have been intruded by granodiorite and diorite intrusives and is bounded by sheared footwall and hangingwall shale units. The mineralised zone varies in thickness from 3 metres to 35 metres and averages 25 metres in zones of dilation. The mineralisation is associated with increased silicification, sulphidation and fine brecciation.

CÔTE D'IVOIRE: TONGON MINE DEVELOPMENT PROJECT


MALI
N
Dakar
SENEGAL
Bamako
GUINEA
TONGON
SIERRA
LEONE
LIBERIA
GHANA
Abidjan
Accra
Birimian Belt
Proterozoic Plutonic rocks
Randgold permits
Capital city
600km

- Project on track for early Q4 2010 production
- 2 600 000 Lost Time Injury free man hours
- Exploration continues with new targets identified

TONGON: NORTHERN AND SOUTHERN ZONE OREBODIES



Northern Zone
Southern Zone
2km
Northern Zone
N
Tongon resource block models with US$700/oz pit designs
0.5 – 1.0g/t
1.0 – 2.0g/t
2.0 – 3.0g/t
3.0 – 4.0g/t
> 4.0g/t
Southern Zone
1 000m

TONGON: PLANNED PRODUCTION



Forecast
000 Oz
300
250
200
150
100
50
0
10
11
12
13
14

The Southern Zone is more complex, with mineralisation controlled by multiple north-east trending, north-west dipping shears that occur adjacent to a granodiorite intrusive body. Mineralisation extends for two kilometres along strike and consists of a number of individual lodes.

Host rocks include a package of volcaniclastics and intermittent carbonaceous shale units. Alteration is similar to the northern zone, being located adjacent to shears and within the predominantly brittle deformed ore zones. Sulphide mineralisation includes arsenopyrite, pyrrhotite and pyrite.

TONGON: TOTAL RESERVES AND RESOURCES



Reserves
Resources
Moz
5
4
3
2
1
0
98
99
00
01
02
03
04
05
06
07
08
09

TONGON: MINERAL RESOURCES

at 31 December 2009	Category	Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Attributable gold*** (Moz) (89%)
NORTHERN ZONE					
Open pit*					
	Indicated	10.71	2.45	0.84	
	Inferred	1.93	2.61	0.16	
Underground**					
	Inferred	4.33	2.78	0.34	
SOUTHERN ZONE					
Open pit*					
	Indicated	28.14	3.05	2.76	
	Inferred	5.44	2.43	0.42	
TOTAL INDICATED		**38.85**	**2.89**	**3.61**	**3.21**
TOTAL INFERRED		**11.70**	**2.59**	**0.97**	**0.87**

* *Open pit mineral resources are those insitu mineral resources at 0g/t gold cut-off falling inside the US$1 000/oz pit shell.*
** *Underground mineral resources are those insitu mineral resources at a 2g/t gold cut-off falling below the US$1 000/oz pit shell.*
*** *Attributable gold (Moz) refers to the quantity of gold attributable to Randgold based on its 89% interest in the Tongon project.*
Mineral resources were calculated by Mr Babacar Diouf, a Qualified Person and officer of the company.

TONGON: PROBABLE MINERAL RESERVES

at 31 December 2009	Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Attributable gold** (Moz) (89%)
Northern Zone*	9.23	2.36	0.70	
Southern Zone*	28.79	2.72	2.52	
TOTAL PROBABLE	**38.02**	**2.63**	**3.22**	**2.86**

* *Mineral reserves are calculated at US$700/oz gold price and include dilution and ore loss factors.*
** *Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 89% interest in the Tongon project.*
Mineral reserves were calculated by Mr Onno ten Brinke, a Qualified Person and officer of the company.
See comments and US disclaimer on page 81.

MINERAL RESOURCES AND ORE RESERVES

No changes have been made to the mineral resources and mineral reserves models published in 2008, but advanced grade control drilling has now been completed to a 25 metre spacing over the two pits, in preparation for mining. Changes to reserves are based on updated pit designs including slope optimisations and revised costs together with a higher gold price of US$700 per ounce. Following additional geotechnical drilling the inpit slope design has been optimised and steepened, resulting in an increase of the mineral reserve.

Open pit resources were reported as those insitu mineral resources falling within a US$1 000 per ounce whittle shell.

During the year Randgold acquired a further 5% interest in the Tongon project, raising its stake in the project to 89%.

METALLURGY AND PLANT DESIGN

The metallurgical plant is designed to process 3.6 million tonnes per annum with ores being treated through a primary, secondary and tertiary crushing circuit. Milling will comprise two ball mills with the discharge from each mill being pumped into separate cyclone feed pump and classifier systems.

A flash flotation circuit will be used to recover floatable gold, with the balance (flotation tails) gravitating to the ball mills for further size reduction. A thickener will be used to enhance the control around the milling and classification circuit, as well as ensuring constant feed density to the carbon in leach (CIL) circuit. The thickener underflow will be pumped to the leach/CIL circuit where gold will be dissolved and adsorbed onto activated carbon. The resultant CIL tailings slurry will be subjected to tailings thickening to recover the maximum amount of process water containing available unused cyanide, which will reduce the amount of fresh cyanide required for leaching. A cyanide destruction process will also be incorporated into the process design. The thickened underflow will be pumped to the tailings storage facility which will be located as a valley fill impoundment, approximately six kilometres to the west of the plant site.

Gold will be recovered from the flotation concentrates through a combination of fine grinding and cyanidation. The leached tails from the concentrate stream will be combined with the flotation tails as these are fed to the main CIL circuit. Loaded carbon from the CIL circuit will be acid washed prior to elution, followed by regeneration of the eluted carbon. Gold will be deposited onto cathodes following electrowinning of the eluate. The dried gold sludge will be smelted to produce gold doré which will be shipped to the refinery. Average recoveries over the Life of Mine are expected to exceed 90%.

INFRASTRUCTURE

The footprint of the mine site has been delineated with the aim of keeping the project area to a minimum. This reduces the impact on the environment and the local population.

Electrical power will be supplied from the national grid via a dedicated overhead line. Clearing of the power line corridor has started, with six kilometres of the designated servitude already cleared. A full back-up power generation plant is also being installed and a total of 12 x 1.2MW generator sets have already arrived at on site at Tongon. In total there will be 20 x 1.2MW generator sets with a total capacity of 24MW available as back-up power.

The phase 1 water storage dam has been completed to the 320 metre AMSL mark. For phase 2 of the water storage dam construction, the final wall construction will lift the water spillway height to the 324 metre AMSL mark, resulting in a storage capacity of approximately 35 million cubic metres.



The metallurgical plant is designed to process 3.6 million tonnes per annum with ores being treated through a primary, secondary and tertiary crushing circuit.



Construction of all 14 CIL tanks at the Tongon plant has been completed. After the commissioning and ramp-up of the process plant, the mill feed throughput rate will stabilise at 300 000 tonnes per month.

PRE-PRODUCTION OPERATIONS

Setting up the operational aspects of the mine started at the beginning of 2010 and the designated contractor miner, DTP, has started to mobilise to site. The first of three 9350 Liebherr excavators has arrived and will be assembled by the team on site. In addition, the first five of 17 CAT777F trucks has arrived in Abidjan. Other support equipment has also arrived in Abidjan.

DTP are in the process of recruiting approximately 400 personnel, following Randgold's recruitment strategy of locals first, thereafter nationals and then expatriates. The recruitment process is adhering to three phases namely a 'learning ability battery test', then interviewing of potential candidates and thereafter, medical examinations.

Operational management personnel have started to mobilise on site and started recruiting 350 personnel, adhering to the same recruitment strategy and hiring process.

DTP is scheduled to move first open pit ground at the end of March 2010. Prior to this, local contractors are being used to strip vegetation and prepare the pit area for mining. Low grade mineralised sands are being excavated and stockpiled for first fill and production through the process treatment plant.

CONSTRUCTION*

Steady progress has been made during the past 12 months, with the following major milestones achieved:

- Completion of all 14 CIL tanks.
- All CIL tank top steel completed.
- First mill installed onto its bearings.
- Second mill on site and foundations completed.
- First primary crusher foundations completed.
- Thickeners and clarifier 75% completed.
- ROM pad retaining wall 65% completed.
- Phase 1 of water storage dam completed.
- Permanent spillway completed (483 000m^3 of excavation and 33 000m^3 of stone pitching).

TONGON: CONSTRUCTION SCHEDULE

2008 | 2009 | 2010

Q4 | Q1 | Q2 | Q3 | Q4 | Q1 | Q2 | Q3 | Q4

Aug Sep Oct Nov Dec | Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec | Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

Key milestones

- Commence site construction
- Construction camp (housing, messing etc.)
- Earthworks (airstrip, terracing etc.)

Construction (including Civil works)

- CIL
- Milling 1
- Milling 2
- Primary crushing
- Thickening
- Secondary and tertiary crushing
- Stockpiles
- Tailings dam and return water
- Conveyors
- Gold room
- Reagents
- Raw water

Cold commissioning

Hot commissioning

First gold production

* *Updated to date of publication of this report.*

- Powerhouse foundations completed and 12 (of 20) generating sets (1.2MW each) in position.
- Construction of security fencing completed.
- 22 000m^3 of concrete poured to date.
- Outer boundaries of the north and south pits cleared with the north pit vegetation cleared and topsoil moved onto the stockpile.

Safety has been excellent and the site has now achieved 2 600 000 man hours without a Lost Time Injury (LTI).

To date, 55 single accommodation blocks, each with four rooms, have been built and 12 senior staff units have been completed with another eight senior staff units in various stages of construction.

Over the past 12 months of the main construction programme, expatriate employment has been minimised by using local contracting companies to supply most of the skills needed. The number of people working on the construction of the mine has grown to 1 680, with 1 120 employed by Tongon (construction) and the balance by various site contractors. Eight Ivorian contracting companies are currently on site, performing functions such as welding, pipefitting, civil work, earthmoving and machine hire. Of the 1 680 workforce, 7.2% are expatriates, which is within the company's original projections and well within the guidelines set by Côte d'Ivoire's labour law. 81% have been recruited from the communities around the mine site and the balance from other parts of the country.

PRODUCTION PROFILE

The process plant is currently being constructed in two phases, with the first phase being the oxide stream. The sulphide stream, including the secondary and tertiary crushing stages and concentrate treatment sections, will follow directly after the completion of the oxide stream. After the commissioning and ramp-up of the process plant, the mill feed throughput rate will stabilise at 300 000 tonnes per month. Gold production is estimated at 75 000 ounces in 2010, with first gold still on track for October 2010.

EXPLORATION

On the Nielle permit, following the successful conversion of resources to reserves at Tongon, the exploration emphasis has shifted to the discovery of new ounces close to the existing ore bodies, as well as the development of targets further afield. 2009 was a difficult year for exploration as results were not forthcoming from the initial targets evaluated. Consequently a decision was made to stop field exploration and concentrate on reviewing all the data layers, including Landsat, airborne geophysics, geology, geochemistry, drill data and information from the Tongon orebodies. This led to a new geological interpretation and the completion of a revised prospectivity analysis. The results of this study helped to reprioritise targets and a new field programme started after the rainy season. Positive results were received from four soil grids on new targets and trenching was completed on key targets, including Tongon West and Seydou.

Early indications suggest that Tongon West has the potential to develop into a small low grade resource with results from trenching returning 28 metres at 1.50g/t and 38 metres at 1.16g/t. At Seydou a first trench, testing a 3.6 kilometre gold in soil anomaly, returned 19 metres at 5.32g/t from altered volcaniclastics and consequently further trenching is in progress. An airborne magnetic and electromagnetic survey is currently being flown, not only over the Nielle permit but also the neighbouring Diawala and Fapoha permits to the north and south, which is expected to further aid the geological and structural understanding of the Senoufo Greenstone Belt.



On the Nielle permit, following the successful conversion of resources to reserves at Tongon, the exploration emphasis has shifted to the discovery of new ounces close to the existing orebodies, as well as the development of targets further afield.

GOUNKOTO PROJECT

The Gounkoto project is located 25 kilometres south of the Loulo gold plant on the Loulo Exploitation Permit. Randgold holds an effective 80% interest in the project.

The project has moved rapidly this year from a greenfields exploration find through a scoping study and is approaching completion of a prefeasibility study.

GEOLOGY

The host rocks to the Gounkoto mineralisation are a sequence of fine grained arkoses which have suffered an early silica carbonate alteration event. A suite of Rare Earth Elements (REE) at Gounkoto suggests a similar fluid to Gara with a possible magmatic component. More than 95% of the sulphide is pyrite (with minor arsenopyrite and chalcopyrite) and additionally gold tellurides are present. These tellurides also exist at Faraba and other southern targets.

Mineralisation is bounded by a hangingwall shear and footwall mylonite. In the hangingwall there is a prominent limestone unit which is a good marker horizon.

MALI: GOUNKOTO PROJECT


MALI
N
GOUNKOTO
Dakar
SENEGAL
Bamako
Ouagadougou
GUINEA
SIERRA
LEONE
GHANA
LIBERIA
Abidjan
Accra
Birimian Belt
Proterozoic Plutonic rocks
Randgold permits
Capital city
600km

Main photograph: Potential weir position at Gounkoto.

- Initial open pit mineral reserves of 1.6Moz at 6.83g/t, with significant potential along strike and underground
- Orebody open in all directions
- Project to be fast tracked through development stages

INITIAL SCOPING STUDY

Following the completion of the first drill campaign, an inferred mineral resource of 13.1 million tonnes at a grade of 6.29g/t for 2.65 million ounces was estimated from the first 19 diamond holes, nine RC holes and three trenches over a one kilometre strike length. The P64 target, which features 250 strike metres of similar alteration and mineralisation, is located 300 metres to the northwest of Gounkoto, while the Faraba deposit, with an inferred mineral resource of 6.78 million tonnes at an average grade of 2.60g/t for 565 000 ounces, is located 2.5 kilometres to the southeast.

A preliminary assessment was conducted on the inferred mineral resource and the results of this scoping study were published in November 2009. This assessment is preliminary in nature, in that it used inferred mineral resources considered too speculative geologically to have economic considerations applied to them to be categorised as mineral reserves, and there is no certainty that the preliminary assessment will be realised. For preliminary purposes, pit optimisations were carried out at US$650 and US$850 gold prices with the following input cost assumptions:

- US$2.74/tonne Life of Mine mining cost.
- US$19/tonne processing cost.
- U$3.50/tonne administration cost.
- 95%, 93% and 91% metallurgical recovery for oxide, transition and fresh ore assuming a simple process of crush, mill and cyanide leach.
- Slope angles of 40° in oxide and 45° in hard rock.
- 10% dilution and 3% ore loss.

The following pit scenarios were produced:

GOUNKOTO: PIT ASSESSMENTS

Output	Pit A*	Pit B**
Total tonnes (Mt)	99.31	108.17
Waste tonnes (Mt)	86.37	94.35
Ore tonnes (Mt)	12.94	13.83
Strip ratio	5.7	5.8
Grade (g/t)	6.00	5.78
Pit ounces (Moz)	2.50	2.57

* *Based on a US$650/oz whittle shell.*
** *Based on a US$850/oz whittle shell.*

A financial model was run using a US$800 per ounce gold price with a 2.4 million tonnes per year throughput and a US$230 million capital cost, flat 91% recovery, together with five year tax holiday and 6% royalty, produced the following outputs:

GOUNKOTO: SCOPING STUDY FINANCIAL ASSESSMENTS

	Pit A*	Pit B**
Recovered ounces	2.26Moz	2.33Moz
Mine life	5.5 years	6 years
Cash operating costs	US$232/oz	US$244/oz
Total cash costs	US$280/oz	US$292/oz

* *Based on a US$650/oz whittle shell.*

** *Based on a US$850/oz whittle shell.*

PREFEASIBILITY STUDY UPDATE

Following the very positive results from the preliminary assessment, the project has been fast tracked to prefeasibility with the completion of an additional 59 diamond holes, eight RC holes and nine trenches during the year. A decision was taken to initiate full social and environmental assessments, including public consultation and participation, prior to the completion of the final feasibility in the expectation that the project will move rapidly to development. The drilling concentrated on infilling the material within the US$850 per ounce scoping pit shell. The drilling has resulted in a thinning of the geological model when compared to the scoping geological model, but the higher grades were confirmed. The thin nature of the geological model, particularly in the north of the pit, has resulted in higher strip ratios in the scoping model and thus the prefeasibility pit shell does not extend as deep as the scoping pit. However, the material beneath the pit shell is steep and fairly narrow with a high grade and provides underground potential. Thus additional underground mineral resources have been defined as such.

An optimisation and pit design was carried out with the same parameters as those used in the scoping study. All metallurgical testwork completed this year has confirmed the high recoveries in the ore. A simple process of crush, mill, gravity and cyanide leach is still proposed.

GOUNKOTO: MINERAL RESOURCES

at 31 December 2009	Category	Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Attributable gold*** (Moz) (80%)
Open pit*					
	Indicated	8.38	7.28	1.96	
	Inferred	0.31	9.02	0.09	
Underground**					
	Inferred	4.44	5.79	0.83	
TOTAL INDICATED		**8.38**	**7.28**	**1.96**	**1.57**
TOTAL INFERRED		**4.75**	**6.00**	**0.92**	**0.73**

* *Open pit mineral resources are those insitu mineral resources at a 0g/t cut-off falling within the US$1 000/oz pit shell.*

** *Underground mineral resources are those insitu mineral resources below the US$1 000/oz pit shell reported at a 2g/t cut-off.*

*** *Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 80% interest in the Loulo project.*

Mineral resources were calculated by Mr Chiaka Berthe, an officer of the company, under the supervision of Mr Rodney Quick, a Qualified Person and officer of the company.

See comments and US disclaimer on page 81.



The following open pit mineral reserve was defined:

GOUNKOTO: MINERAL RESERVES

at 31 December 2009	Category	Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Attributable gold** (Moz) (80%)
OPEN PIT*	**Probable**	**7.47**	**6.83**	**1.64**	**1.31**

* *Mineral reserves are calculated at a US$700/oz gold price and include dilution and ore loss.*

** *Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 80% interest in the Loulo project.*

Mineral reserves were calculated by Mr Onno ten Brinke, a Qualified Person and officer of the company.

See comments and US disclaimer on page 81.

Further potential exists below the present design pit where an additional 5.3 million tonnes at 6.08g/t for 1.05 million ounces of inferred material supports the likelihood of underground extensions. Drilling is currently underway to test depth and strike extensions and these results will be used to evaluate upside potential from extending the Gounkoto orebody together with incremental material from Faraba and P64. Given the strong base of the Gounkoto orebody, the company is confident that this area will grow into a multi-mine complex.

The prefeasibility study, on track for completion at the end of the first quarter of 2010, will be based on the open pit reserve at Gounkoto together with an upside scoping that will include the underground results and those from Faraba and P64.

EXPLORATION

Mineralisation is open in all directions. To the north, the last drill hole GKDH145 returned 4.55 metres at 7.48g/t, to the south GKDH018 returned 18.7 metres at 9.12g/t, while at depth GKDH029 returned 49.6 metres at 13.73g/t and GKDH105 returned 67.4 metres at 5.76g/t. Future exploration will concentrate on delineating the full dimensions of the deposit together with further testing of satellite deposits, most notably Faraba and P64.

Drilling is currently underway to test depth and strike extensions and these results will be used to evaluate upside potential.

GOUNKOTO: TOTAL RESERVES AND RESOURCES


Reserves
Resources
Moz
3
2
1
0
09

GOUNKOTO: BLOCK MODEL WITH US$700/OZ PIT DESIGN


Pit
500m
>10g/t
5.0 - 8.0g/t
3.0 - 5.0g/t
2.0 - 3.0g/t
1.5 - 2.0g/t
0-1.5g/t

MASSAWA PROJECT

The Massawa project is situated in eastern Senegal, approximately 75 kilometres west of the border with Mali. Randgold holds an effective 83.25% interest in the project.

The government of Senegal retains a 10% carried interest in the project while the balance is held by a Senegalese joint venture partner.

During the first quarter of the year a scoping study was completed on the Massawa inferred resource reported in the 2008 annual report. This study indicated that the project passed the company's hurdle rates and consequently the board approved its progress to prefeasibility. This prefeasibility was completed by year end and included 60 000 metres of drilling designed to infill the previous inferred resource. Further metallurgical testwork was undertaken to determine bond work indices and evaluate potential metallurgical process routes. Baseline environmental and social and economic studies were completed.

GEOLOGY

The Massawa gold project is located within the Kounemba permit in Eastern Senegal which geologically lies within the 150 kilometre long Mako belt, itself part of the Kedougou-Kéniéba Inlier (KKI), the westernmost exposed part of the Paleoproterozoic Birimian terrain. The volcanic belt and sedimentary basin rocks are divided into the Mako supergroup in the west and the Dialé-Daléma

SENEGAL: MASSAWA PROJECT


MASSAWA
MALI
N
Dakar
SENEGAL
Bamako
GUINEA
SIERRA LEONE
LIBERIA
BURKINA FASO
Ouagadougou
CÔTE D'IVOIRE
GHANA
Abidjan
Accra
Birimian Belt
Proterozoic Plutonic rocks
Randgold permits
Capital city
600km

- Prefeasibility delivers 1.5Moz of reserves at 4.64g/t and points to more upside potential
- Feasibility study scheduled for completion by year end
- Exploration on the 8 kilometre structure continues

MASSAWA: OREBODIES WITH PERMIT MAP



Kounemba permit
Massawa
N
NZ2 and LE
NZ1
CZ
MZ
1 000m
Massawa project on the Kounemba permit in Senegal
0.5 – 1.0g/t
1.0 – 2.0g/t
2.0 – 3.0g/t
3.0 – 4.0g/t
4.0 – 10g/t
>10g/t
Northern Zone 2 – Lion Extension
Northern Zone 1
Central Zone
Massawa resource block model with US$700/oz pit designs
1 000m

supergroups in the east. The Mako supergroup comprises mafic-ultramafic and felsic volcanic rocks intruded by granitoids that form the Kakadian batholith. A regional crustal scale shear zone, the Main Transcurrent Shear Zone (MTZ) with northeast-southwest trend, exploits the lithological contact between the Mako and the Dialé-Daléma Supergroups and is the host structure to mineralisation at Massawa.

MASSAWA: TOTAL RESERVES AND RESOURCES



Reserves
Resources
Moz
4
3
2
1
0
08
09

MINERAL RESOURCES AND ORE RESERVES

As part of the completion of the prefeasibility study a revised mineral resource was completed, including the delineation of a revised geological model.

MASSAWA: MINERAL RESOURCES

at 31 December 2009	Category	Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Attributable gold*** (Moz) (83%)
OPEN PIT*	**Indicated**	**17.43**	**4.16**	**2.33**	**1.94**
UNDERGROUND**	**Inferred**	**6.24**	**3.39**	**0.68**	**0.57**

* *Open pit mineral resources are those insitu mineral resources at 0g/t gold cut-off falling inside the US$1 000/oz pit shell.*

** *Underground mineral resources are those insitu mineral resources at a 2g/t gold cut-off falling below the US$1 000/oz pit shell.*

*** *Attributable gold (Moz) refers to the quantity of gold attributable to Randgold based on its 83% interest in the Massawa gold project.*

Mineral resources were calculated by Mr Babacar Diouf, a Qualified Person and officer of the company.

Pit optimisations were carried out at a US$700 per ounce gold price and were used for the pit design and scheduling to produce the following mineral reserves for an open pit option.

MASSAWA: MINERAL RESERVES

at 31 December 2009	Category	Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Attributable gold** (Moz) (83%)
OPEN PIT*	**Probable**	**10.51**	**4.62**	**1.56**	**1.30**

* *Mineral reserves are calculated at US$700/oz gold price and include dilution and ore loss.*

** *Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 83% interest in the Massawa gold project.*

Mineral reserves was calculated by Mr Onno ten Brinke, a Qualified Person and officer of the company.

See comments and US disclaimer on page 81.

PREFEASIBILITY STUDY FINANCIAL AND OPERATING PARAMETERS

The prefeasibility was based on the above reserves and a summary of the key aspects of the study are documented below.

Open pit mining

Contractor mining costs of US$2.76 per tonne have been assumed, based on estimated Tongon contractor costs, adjusted for the load profiles at Massawa. Due to the thin nature of the geological model and high gold grades, the strip ratios are relatively high at 11.7:1.



A prefeasibility study was completed by year end and included 60 000 metres of drilling designed to infill the previous inferred resource.

Processing

The prediction of overall recoveries for Massawa has been based on calculations using testwork results obtained from various composite samples of Run of Mine material from the different ore zones. Average recoveries of 95%, 90% and 89% have been predicted for the oxide, transition and sulphide material respectively.

The metallurgical process plant has been designed to treat 150 000 tonnes of ore per month equating to 1.8 million tonnes of ore per annum.

It is envisaged to have individual soft rock and hard rock crushing circuits for the softer oxide and harder sulphide material respectively. The hard rock circuit will consist of a jaw, secondary and tertiary crushers. The milling circuit has been designed with two mills. Initially the first mill will be installed as a scrubber mill that will later be upgraded to a ball mill when treating sulphides. Oxides, being wet and containing clayey material, are sticky, and will bypass the secondary and tertiary crushing circuit. The oxides and transition material will be fed to the scrubber mill with coarse mill rejects passing onto the secondary/tertiary crushing section.

Sulphide ore will be treated through a primary, secondary and tertiary crushing circuit to produce a ball mill feed product. Sulphide milling will consist of two ball mills operating in parallel as opposed to the oxide circuit with the mills operating in series. The discharge from each mill will be pumped via a cyclone feed pump and classifier system. A proportion of the cyclone underflow will be bled to the gravity circuit to maximise the recovery of gravity gold. When treating sulphides the ore will in addition be subjected to a flotation recovery stage with the flotation concentrate being treated through a pressure oxidation pre-treatment stage complete with counter current decantation, neutralisation and precipitation prior to the liberated gold being leached in the leach circuit.

A thickener will be used to enhance the control of the milling and classification circuit, as well as ensuring constant feed density to the carbon-in-leach (CIL) circuit. The thickener underflow will be pumped to the leach/CIL circuit where gold will be dissolved and adsorbed onto activated carbon. The resultant CIL tailings slurry will be subjected to tailings thickening to recover the maximum amount of process water containing available unused cyanide, which will reduce the amount of fresh cyanide required for leaching. A cyanide destruction process will be included in the circuit prior to pumping process tails to the tailings storage facility.

Gold will be recovered from the gravity concentrates through a combination of intensive cyanidation and electrowinning facilities. Loaded carbon from the CIL circuit will be acid washed prior to elution, followed by regeneration of the eluted carbon. Gold will be deposited onto cathodes following electrowinning of the eluate. The dried gold sludge will be smelted to produce gold doré which will be shipped to the refinery.

The preliminary tailings dam location and design have been finalised following recommendations by external consultants.

General and administration costs

General and administrative costs were assumed to be US$3.85 per tonne, based on Loulo actual costs and adjusted for lower throughputs.

Capital expenditure

The capital expenditure estimate for the prefeasibility model was US$237 million with replacement capital of US$18 million.

Financial model

The mining and production schedule resulted in a six year mine life, producing 1.35 million ounces of gold. The models were run at a US$800 per ounce gold price and produced an IRR of 24% with cash operating costs of US$446 per ounce for the Life of Mine.

MASSAWA: PREFEASIBILITY STUDY FINANCIAL ASSESSMENTS

	Pit A*	Pit B**
Cash operating costs	US$446/oz	US$481/oz
Total cash costs***	US$470/oz	US$505/oz
IRR	24%	12%

* *Prefeasibility model.*
** *Low grade high tonnage model.*
*** *The fiscal parameters are based on the prevailing Senegalese 2003 Mining Code, which includes a 3% royalty.*

FEASIBILITY OPTIONS

As part of the prefeasibility, a second study was undertaken, reviewing a broader high tonnage, lower grade geological model. This incorporated the low grade mineralisation surrounding the high grade shears in the Central Zone. This model produced a mineral reserve of 20.84 million tonnes at a grade of 3.16g/t for 2.12 million ounces within a US$700 per ounce designed open pit. The mining and production schedule for this option recovered 1.9 million ounces of gold over a nine year period. Due to the higher tonnage, processing rates were increased to 2.4 million tonnes per annum resulting in slightly lower sulphide processing and G&A costs of US$22 and US$3.50 per tonne respectively.

The capital expenditure estimate for the longer life, low grade high tonnage model increased to US$280 million followed by US$30 million for replacement capital. The difference between this model and the feasibility model is illustrated above.

Based on the positive returns of the higher grade prefeasibility model the board has agreed to progress the project to feasibility.



In 2009, a total of 220 diamond holes for 53 820 metres and 84 RC holes for 6 272 metres were drilled, for the present mineral resource model.

The feasibility will focus on increasing the mineral resource base. Although the prefeasibility mineral resource model does provide a suitable return, there is potential to further improve the project by including the low grade oxide material within the pit that is outside the present model.

The steep dip and thin nature of the mineralised structure translates into a higher strip ratio which limits the vertical extent to which open pit mining can provide suitable returns. The ore morphology does, however, lend itself to vertical open stope underground mining and this concept will be tested this year beneath the known ore bodies. Further open pit potential does exist north and south of the known mineral reserves with known gold mineralisation occurring continuously for 3.4 kilometres south of the present pits. There are also numerous satellite opportunities in the Massawa region which have the potential to add incremental ounces and additional ore for the project.

Further metallurgical testwork is under way to optimise gravity and flotation and sulphide process route.

The prefeasibility has not identified any fatal flaws in the environmental and social aspects and a full environmental and social assessment will now be completed.

Randgold expects to be in a position by the fourth quarter of 2010 to identify the route which the project will take with regard to underground opportunities and further open pit potential which will impact the final decision on the optimal throughput for the project.

EXPLORATION

At Massawa, a total strike length of 8.5 kilometres has been drilled, but only a four kilometre portion of this has been evaluated for the present mineral resource model and has been drill tested to a 50 metre by 50 metre spacing to vertical depths of 250 metres. In 2009, a total of 220 diamond holes for 53 820 metres and 84 RC holes for 6 272 metres were drilled.

In 2010, the focus of exploration will be to test the extensions of Massawa both along strike and down dip to evaluate additional open pit ounces as well as underground opportunities. In addition to Massawa, there are a number of targets which have had varying degrees of follow-up work completed on them, from trenching through to RAB and diamond drilling, and all highlight the possibility of finding additional ounces within a 15 kilometre radius of Massawa. These are Bakan Corridor, Delaya, Sofia and Bambaraya.



In 2010, the focus of exploration will be to test the extensions of Massawa both along strike and down dip to evaluate additional open pit ounces as well as underground opportunities.

SENEGAL EXPLORATION PERMITS


N
Bambaraya
Delya
Bakan Corridor
Kounemba
Sofia
Massawa deposit
Kanoumering
Tomboronkoto
20km
Gold targets

KIBALI PROJECT

The Kibali project is controlled by a 50:50 joint venture, between Randgold and AngloGold Ashanti Limited, which holds an effective 90% interest in Kibali Goldmines SPRL.

The remaining 10% of the shares are held by Okimo, the parastatal mining company of the Democratic Republic of the Congo. Randgold's interest in this project was acquired following the acquisition of Moto Goldmines Limited, in conjunction with AngloGold Ashanti, and the further acquisition of a 20% interest from Okimo on behalf of the joint venture. The Kibali project is located some 560 kilometres northeast of the city of Kisangani and 150 kilometres west of the Ugandan border town of 'Arua' in the northeast of the Democratic Republic of the Congo. More details of the acquisition consideration are contained in the financial statements on page 150 of this report.

GEOLOGY AND MINERALISATION

The goldfields at the Kibali gold project are located within the Moto greenstone belt, which is comprised of the Archean Kibalian (Upper and Lower) volcano-sedimentary rocks and ironstone-chert horizons that have been metamorphosed to greenschist facies. The goldfields at Kibali are transgressed by regional-scale north, east, northeast and northwest trending faults and are bounded to the north by the Middle Archaean West Nile granite-gneiss complex and cut to the south by

DEMOCRATIC REPUBLIC OF THE CONGO: KIBALI PROJECT



CENTRAL AFRICAN REPUBLIC
CAMEROON
KIBALI
CONGO
GABON
KENYA
DEMOCRATIC REPUBLIC OF CONGO
Kinshasa
ANGOLA
N
Archean
Mesoproterozoic
Randgold permits
Capital city
600km

- 45% interest acquired through Moto acquisition and additional Okimo purchase
- Mineral reserves increased by 67% to 9.2Moz since acquisition
- Development roadmap targets first production in 2014

the Upper Zaire granitic complex. The stratigraphy consists of a volcani-sedimentary sequence comprising fine-grained sedimentary rocks, several varieties of pyroclastic rocks, basaltic flow rocks, mafic-intermediate intrusions (dykes and sills) and intermediate-felsic intrusive rocks (stocks, dykes and sills). The sequence is variably altered from slight (texture benign) to intense (texture destructive) such that in some cases the protolith rock is unrecognisable. In the Kibali district the majority of gold mineralisation identified to date is disseminated style, hosted within a sequence of volcaniclastics, coarse volcaniclastics, sedimentary rocks and banded ferruginous cherts. The mineralisation is generally structurally controlled and associated with quartz-carbonate alteration and pyrite.

The majority of mineralisation currently being delineated occurs within two broad mineralised trends. The first group lies within a northeast trending structural-alteration corridor; from the Kibali prospect in the southwest to the Ndala prospect in the northeast, called the Kibali-Durba-Karagba Trend. The second group lies within a northwest trending zone that stretches from the Pakaka prospect in the southeast to the Mengu Hill prospect in the northwest and is called the Pakaka-Mengu Trend.

KIBALI: OREBODY MODEL


Northeast
Southwest
Open pit
500m
KCD deposit

KIBALI: TOTAL RESERVES AND RESOURCES


Reserves
Resources
Moz
20
15
10
5
0
09

MINERAL RESOURCES AND RESERVE UPDATE

Following the completion of the Moto acquisition, Randgold has moved swiftly to update the mineral resources and reserves, retaining the services of Cube Consulting and SRK Consulting in Perth, supported by in-house skills from both Randgold and AngloGold Ashanti, to ensure continuity with regards to the updates. Following incorporation of all drilling completed between April and August 2009, new resources were reported in the fourth quarter as highlighted below:

KIBALI: MINERAL RESOURCES

at 30 November 2009	Category	Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Attributable gold*** (Moz) (45%)
Open pit*					
	Indicated	92.23	2.10	6.25	2.81
	Inferred	32.82	3.10	3.26	1.47
KCD underground**					
	Indicated	39.26	6.08	7.67	3.45
	Inferred	18.24	4.38	2.57	1.16
TOTAL OPEN PIT AND KCD UNDERGROUND					
	Indicated	**131.49**	**3.29**	**13.93**	**6.27**
	Inferred	**51.06**	**3.55**	**5.83**	**2.62**

* *Open pit recoverable mineral resources are reported at >0.5g/t gold cut-off inside the US$1 000/oz pit shell and above the 5 685mRL for the KCD deposit.*

** *Underground mineral resources are those mineral resources >2.0g/t gold cut-off below the 5 685mRL for the KCD deposit.*

*** *Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 45% interest in the Kibali gold project.*

The 5 685mRL refers to the optimised open pit to underground interface for the KCD deposit.
Mineral resources were calculated by Mr Rick Adams, a director of Cube Consulting and an independent Qualified Person.
See comments and US disclaimer on page 81.

The main changes in mineral resources from previous declarations made by Moto Goldmines include:

- Open pit resources have been classified as the insitu resources falling within the US$1 000 per ounce whittle pit shell at a 0.5g/t gold cut-off to conform with JORC requirements; and
- In the case of the KCD deposit the underground resources are reported as those insitu resources below the pit to underground interface (5 685mRL), reported at a 2g/t gold cut-off.

To ensure mineral resources comply with the criteria laid out by the JORC Code, only those mineral resources for which there is a reasonable prospect of eventual economic extraction have been included in the declaration above. The net result is slightly lower total resources than previously reported by Moto, but a significant increase in indicated resources, with 70% of total resources now being classified as indicated. The indicated mineral resource is now 13.93 million ounces, which represents an increase of 23% over the previous indicated mineral resource. 7.67 million ounces at a grade of 6.08g/t from the Karagba-Chauffeur-Durba (KCD) deposit is now classified as an underground indicated mineral resource and represents an increase of 118% over the previous declared underground indicated mineral resource.

The Kibali River is earmarked to provide the future hydro-electric power required by the Kibali mine as well as meeting the needs of the surrounding communities.

Cube Consulting reviewed open pit reserves from the updated resource numbers, while SRK Consulting completed an update of the underground reserves based on a US$700 gold price. New reserve numbers are presented below and reflect a significant increase in underground reserves to almost 6 million ounces, bringing the total reserve number to 9.2 million ounces, a 67% increase from the previous declaration. The main changes to the reserve include the conversion of indicated mineral resources beneath the KCD pit into the underground reserve.

KIBALI: MINERAL RESERVES

at 31 December 2009	Category	Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Attributable gold** (Moz) (45%)
Open pit total*	Probable	33.55	3.02	3.26	1.47
Underground total*	Probable	30.25	6.10	5.93	2.67
TOTAL RESERVES	**Probable**	**63.80**	**4.48**	**9.19**	**4.14**

* *Open pit and underground reserves are carried out at a gold price of US$700/oz.*

** *Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 45% interest in the Kibali gold project.*

Mineral reserves include dilution and ore loss factors.

Open pit mineral reserves were calculated by Mr Quinton de Klerk, a director of Cube Consulting and an independent Qualified Person.

Underground mineral reserves were calculated by Mr Paul Kerr, an officer of SRK Consulting Perth and an independent Qualified Person.

See comments and US disclaimer on page 81.

PROJECT DEVELOPMENT

The overall programme to complete the initial investment phase to establish gold production at Kibali is estimated to take approximately four years, with first gold expected early in 2014.

Orientation

The development of the project is based on four key building blocks:

- **Infrastructure:** The road between Arua and the site (Doko) needs to be upgraded to a standard where trucks with the loads needed to build and operate the mine can pass consistently.
- **Security:** The previous instability in the northeast corner of the DRC needs to be suitably addressed, and stabilised, to allow the uninterrupted building and operation of a mine.
- **Power:** The generation of power through the optimisation of the available hydro-electric facilities needs to be resolved in engineering and commercial terms.
- **Relocation of people:** The communities on and directly around the project site need to be resettled in a peaceful and orderly manner to allow the development and operation of a large scale gold mine.

The roadmap that has been developed has been designed to address each of these four key aspects of the project. Management is now actively engaged in the detailed steps required to take the project forward, including:

- **The road:** A contractor has been appointed to upgrade the road in phases over a three year period. The final outcome will represent a road at an engineered standard where loads needed for construction and operation of the mine can be consistently accommodated.
- **Security:** The government of the DRC has made suitable and sustainable arrangements with Uganda as well as Rwanda as to the combating of guerrilla forces operating between the three countries. The governments concerned

In the fourth quarter of 2009 Randgold updated the mineral resources and reserves for the Kibali project and reported a revised indicated resource of 13.93 million ounces, representing an increase of 23% over the previous amount reported.



have deployed enough troops and police to control the area. Randgold has worked closely with the authorities to maintain the current peaceful situation.

- **Power:** Kibali is already in possession of the Nzoro hydro power station licence. It is in the process of applying for additional licences for hydro power stations in the area. These licences will inter alia involve reconfiguration, refurbishment and maintenance of the power stations in question. Should that be successful, Randgold can produce enough power through hydro activity to sustain more than the planned size of mine, inclusive of the provision of substantial power to local communities.
- **Resettlement Action Plan (RAP):** The Randgold policy is to adhere fully to local regulations and international standards, such as the Equator Principles and the World Bank guidelines. Kibali has started with this process, including consultation and base line studies. It is expected to take some two years to complete the initial resettlement plans of the communities. The total number of people to be resettled in phases is approximately 15 000.

2010 focus

In 2010, work will focus on:

- Completing the environmental baseline studies and updating the social and environmental action plans prior to the start of pre-construction activities.
- Pre-construction activities, including the establishment of the construction camp, construction of aggregate and sand production plants as well as a brick making facilities.
- Improving access to the site through the upgrading of the existing road from the mine to the Ugandan border (160 kilometres).
- Integration of construction activities within the RAP in order to provide employment to the people who will be displaced by the future mining activities in order to mitigate the impact of the resettlement process. These initiatives and our commitment to assist their relocation to a suitable area, along with our programme to decommission the old Durba mill, will assist in maintaining employment of local people and improve the environment while we develop alternative opportunities through the construction of the mine.

KIBALI MINE: PROJECT SCHEDULE

Project phase	2010	2011	2012	2013	2014
Project development and planning					
Resettlement and site clearing					
Pre-construction					
Main site construction					
Plant and infrastructure construction					
Start-up					

- Establishment of hydropower infrastructure. Our development plan calls for the integration of the power supply from existing hydro stations (which require re-investment to restore the stations' production capabilities) into our new infrastructure. This strategy facilitates supply from different catchments in the region and reduces the supply risk.
- Maximising the use of softer oxide material in the initial phase will allow us to defer expenditure on hard rock crushing and additional milling installation and reduce the need for additional power at the outset. This also gives us time to establish the underground section at KCD so that we can feed higher grade underground ore at the start up of the hard rock processing phase. The programme is focused on the KCD deposit where the bulk of the Kibali reserves are hosted, but exploration initiatives are in place to boost the supply of 'near plant' soft oxide ore, which will allow higher mill throughputs initially and deliver the necessary critical mass of gold production for development of projects in remote areas.

EXPLORATION

Following the acquisition of Moto Goldmines at the beginning of the fourth quarter, Randgold established a geological team on site at Kibali. The primary objective was to complete a detailed geological analysis of the KCD deposit, to understand the geology, structure, alteration and mineralisation, and to construct a geological model, as well as to look at the possibility of a lateral link between the KCD and Gorumbwa deposits.

Work undertaken included:

- Resource drilling (44 holes completed, 8 484 metres).
- Core review of selective KCD holes (60 holes) and geological modelling.
- Surface mapping of the KCD - Gorumbwa area.
- The completion of two strategic holes (1 557 metres) in the KCD - Gorumbwa gap.
- Ongoing soil geochemistry over block 1 west of KCD, where four new gold anomalies were identified; sampling of the old Durba mill (251 samples).
- First pass interpretation of the airborne magnetic data; and reconnaissance pitting (10 pits) on the ATF concession.

Objectives in 2010 at Kibali will include:

- Continued resource conversion work, not only on the KCD deposit but also the satellite deposits.
- The identification of new near mine resources.
- Generative work on the wider lease area through the completion of soil sampling and an airborne electro-magnetic survey.



Visiting investment analysts and fund managers next to the telecommunications tower on Mount Joseph overlooking the Kibali orebody.

EXPLORATION REVIEW

The company has a portfolio of projects within some of the most prospective gold belts of both West and Central Africa. It has exploration projects in five African countries hosting 250 targets on 13 624 square kilometres of groundholding. It has a team of more than 50 geologists.

RANDGOLD RESOURCES EXPLORATION PERMITS: AFRICA


MALI
SENEGAL
CÔTE D'IVOIRE
DEMOCRATIC REPUBLIC OF CONGO
Proterozoic
Archean
Randgold permits

- Strategic focus on organic growth through exploration success
- Value created by discovering and developing profitable gold projects
- 250 targets in five countries being progressed

In 2009, exploration programmes concentrated on the continued evaluation of the Massawa deposit in Senegal, the discovery of the new multi-million ounce high grade gold deposit at Gounkoto in Mali, the definition of satellite deposits at Loulo, and geological modelling and resource conversion at the Kibali gold deposit in the Democratic Republic of the Congo.

- At Gounkoto, Randgold announced a new, high grade multi-million ounce gold discovery during the year and progressed the project to a positive scoping study. By year end, the prefeasibility drilling had been completed. 1.96 million ounces at 7.28g/t of indicated mineral resources plus 0.92 million ounces of inferred mineral resources at 6.0g/t have been estimated. Mineralisation is open in all directions. To the north, the last drill hole GKDH145 returned 4.55 metres at 7.48g/t, to the south GKDH018 returned 18.7 metres at 9.12g/t, while at depth GKDH029 returned 49.6 metres at 13.73g/t and GKDH105 returned 67.4 metres at 5.76g/t.
- At Loulo, drilling at the Loulo 3 target joined three small deposits (Southwest, Centre and North) into one larger deposit and a 1.1 kilometre single open pit containing reserves of 1.00 million tonnes at 2.94g/t for 94 605 ounces following mining depletion in 2009. Drilling has intersected mineralisation a further 650 metres to the north and this is currently the focus of evaluation drilling. Mineralisation is also open at depth.
- The company progressed the Massawa project from a positive scoping study to a positive prefeasibility study by year end, following the completion of 60 000 metres of drilling along a four kilometre strike of an eight kilometre mineralised system. Along the Massawa system, a high grade south plunging shoot has been identified in North 2 with an average grade of plus 7g/t and in the Central Zone, narrow silicified structures within a broader low grade envelope contain bonanza style grades with coarse visible gold.
- Following the successful conversion of resources to reserves at Tongon the exploration emphasis has shifted to the discovery of new ounces close to the existing ore bodies, as well as the development of targets further afield.
- In Burkina Faso, the sale of Kiaka to Volta Resources Inc was completed and the team is now working on the identification of new opportunities. A first pass review has been completed over the southwest corner of the country and includes the greenstone belts of Loumana, Banfora, Hounde and Boromo.
- Following the acquisition of Moto Goldmines, Randgold quickly established a geological team on site at Kibali. The primary objective was to complete a detailed geological analysis of the Karagba-Chauffeur-Durba (KCD) deposit, to ultimately understand the geology, structure, alteration and mineralisation and to construct a geological model to support the resource conversion work, as well as to look at the possibility of a lateral link, between the KCD and Gorumbwa deposits.
- Randgold made a strategic decision to stop exploration activities at Morila and in the countries of Ghana and Tanzania.

During 2010 exploration will concentrate on five strategic areas:

- Delivering the final feasibility study on Massawa.
- Delivering the final feasibility study on Gounkoto.
- Maintaining open pit mining flexibility at Loulo through the definition of additional ounces from satellite deposits.
- Adding to the resource base at Tongon through the evaluation of satellite targets in the Nielle permit.
- Resource conversion work at Kibali and generative studies within the greater lease area.

While the acquisition of Moto Goldmines was an opportunity to acquire one of the world's largest undeveloped gold resources at good value, it does not diminish the company's strategic focus on organic growth through exploration success and its primary objective remains the creation of value through the discovery and development of profitable mining projects.

MALI EXPLORATION


MALI
SENEGAL
Dakar
Bamako
GUINEA
SIERRA LEONE
LIBERIA
BURKINA FASO
Ouagadougou
COTE D'IVOIRE
GHANA
Abidjan
Accra
N
Birimian Belt
Proterozoic Plutonic rocks
Randgold permits
Capital city
600km

LOULO: EXPLOITATION PERMIT WITH GOLD TARGETS


N
Baboto
PQ10
Loulo 1
Gara
Loulo 2
PQ10
Loulo 3
Yalea Ridge
Yalea
Toronto
P64
Gounkoto
Faraba
5km

MALI

Loulo

2009 was an excellent year for the exploration team, delivering on two key strategies:

- Provision of above Run Of Mine grade, open pittable, oxide ounces inside a 10 kilometre radius of the plant site.
- Evaluation of targets within the greater lease area (372km^2) and district to make the new Gounkoto discovery.

Loulo 3

At Loulo 3, two small oxide resources (Southwest - 11 264 ounces at 3.32g/t and Central - 7 894 ounces at 3.45g/t) were mined in 2008. Continued exploration during 2009 has expanded the mineral resources to 169 168 ounces at 3.27g/t of indicated mineral resource and a further 76 077 ounces of inferred mineral resource; after mining depleted 72 000 ounces for the year.

A further 43 Reverse Circulation (RC) holes for a total of 3 103 metres were also drilled, testing areas along strike to the north together with infill drilling within the pit and the down dip extensions below the pit.


Loulo 3 SW
Loulo 3 Centre
1.7 kilometre strike
Loulo 3 North
Loulo 3 South
L3RC291
14m @ 5.92g/t
inc: 6m @ 11.47g/t
L3RC201
9m @ 18.67g/t
inc: 4m @ 37.55g/t
L3RC297
7m @ 6.07g/t
L3RC311
11m @ 3.49g/t
inc: 2m @ 13.43g/t
L3RC199
13m @ 4.40g/t
inc: 6m @ 8.54g/t
L3RC301
31m @ 6.95g/t
inc: 12m @ 11.70g/t
and 2m @ 24.39g/t
Loulo 3 extension
>8g/t
5.0 - 8.0g/t
3.0 - 5.0g/t
1.0 - 3.0g/t
0.5 - 1g/t
Existing wire frame

LOULO 3: DRILLING CONTINUES TO DELINEATE ADDITIONAL STRIKE LENGTH

Loulo 3 North Extension

Nineteen holes for 1 411 metres were drilled and the lithologies present consist of a hangingwall coarse-grained greywacke, a quartz tourmaline unit, and a footwall coarse-grained greywacke. Results from this drilling are encouraging and define a continuation of mineralisation 650 metres to the north of the current open pit. Drilling continues to fully delineate the potential of the Loulo 3 deposit.

Loulo 2

The Loulo 2 target includes three approximately 100 metre to 300 metre long dilation zones over a 2 kilometre strike and has been the focus of evaluation drilling during 2009. This resulted in the delineation of a indicated mineral resource of 140 000 tonnes at 3.94g/t for 17 874 ounces of which 15 000 ounces was subsequently mined from Loulo 2 North. Mineralisation is associated with haematisation of tourmaline sediments.

In the Central Zone work returned a number of good but narrow intersections: 3 metres at 6.31g/t; 5 metres at 3.03g/t; and 4 metres at 5.56g/t. Additional follow-up work is required. Further to the south, low grade mineralisation was encountered.

Yalea structure

The Yalea structure, on which Loulo 2 and Loulo 3 are located, is a significant mineralised structure and, as well as surface work, deeper conceptual holes targeting blind mineralisation will be motivated in 2010.

LOULO 3: NORTH EXTENSION RC DRILLING RESULTS

Hole ID	From (m)	To (m)	Interval (m)	True width (m)	Grade (g/t)	Including
L3RC196	41.00	51.00	10.00	9.55	3.69	2m @ 14.00g/t from 45m
L3RC198	82.00	86.00	4.00	3.91	2.41	
L3RC199	50.00	63.00	13.00	12.54	4.40	6m @ 8.54g/t from 54m
L3RC200	23.00	36.00	13.00	12.55	2.45	1m @ 17.10g/t from 30m
L3RC201	20.00	29.00	9.00	8.69	18.67	4m @ 37.55g/t from 20m
L3RC291	29.00	43.00	14.00	12.60	5.92	6m @ 11.47g/t from 35m
L3RC297	25.00	32.00	7.00	6.30	6.07	
L3RC301	38.00	69.00	31.00	27.90	6.95	12m @ 11.70g/t, 2m @ 24.39g/t
L3RC311	17.00	28.00	11.00	9.90	3.49	2m @ 13.43g/t from 19m

Additional targets

The exploration team has been providing the mine with critical ounces from satellite deposits, which have enabled the mine to meet its budget in spite of the slower than anticipated underground build up, and this type of target remains a priority for exploration. A range of targets at various stages of development exists around the Loulo plant and exploration will focus on those with the highest potential to deliver surface ounces, following the completion of the current work at Loulo 3. These include: Loulo 1, PQ10, Bolibanta, Baboto and Yalea Structure/L3-P125 Gap.

Gounkoto

In May 2009, Randgold announced the discovery of a new multi-million ounce gold deposit at Gounkoto, in the southern half of the Loulo mining permit. The target was initially identified from an airborne electromagnetic survey. Subsequent soil sampling returned a two kilometre long, north-northwest trending plus 30ppb gold in soil anomaly. Initial follow-up work consisted of lithosampling which returned a number of strongly mineralised results (24.6g/t, 83.8g/t, 48.6g/t and 7.3g/t). These locations were subsequently trenched and results confirmed the prospectivity of the target (FRT03 - 9.70 metres at 15.26g/t and FRT05 - 35.75 metres at 10.66g/t). Two reconnaissance diamond drill holes were completed, one kilometre apart, with the first being the discovery hole, FRDH01, drilled under FRT05, which intersected 46.60 metres at 13.63g/t from 65.70 metres.

LOULO PERMIT SOUTH: GOLD DEPOSITS AND TARGETS



N
Millennium highway
Falémé River
Toronto
P64
Gounkoto
Faraba
2 000m

The company moved quickly to progress the project and a further seven diamond drill holes were drilled, confirming Gounkoto as a significant new discovery. This was followed up with a third phase of drilling (nine RC holes and 12 diamond drill holes) and provided sufficient data to calculate an inferred mineral resource of 13.1 million tonnes at a grade of 6.29g/t for 2.65 million ounces. A positive scoping study was subsequently completed and the Randgold board approved its progress to prefeasibility. In the fourth quarter of 2009 a total of 58 diamond drill holes for 12 878 metres and 18 RC holes for 1 300 metres were completed, reducing the inter hole spacing to 50 metres by 50 metres. The preparation of a prefeasibility study is in progress and due for completion by the end of the first quarter of 2010. Updated mineral resources have been calculated and consist of 8.4 million tonnes at 7.28g/t for 1.96 million ounces of indicated mineral resources and 4.75 million tonnes at 6.00g/t for 0.92 million ounces of inferred mineral resources.

The host rocks to the Gounkoto mineralisation are a sequence of fine grained arkoses which have suffered an early silica carbonate alteration event. A suite of Rare Earth Elements (REE) at Gounkoto suggests a similar fluid to Gara with a possible magmatic component. More than 95% of the sulphide is pyrite (with minor arsenopyrite and chalcopyrite) and additionally gold tellurides are present. These tellurides also exist at Faraba and other southern targets. Mineralisation is bounded by a hangingwall shear and footwall mylonite. In the hangingwall there is a prominent limestone unit which is a good marker horizon.

Mineralisation, which trends north-northwest, has been confirmed over a strike length of 1.3 kilometres and down to vertical depths of 255 metres. The geometry varies along the strike; in the south it shallows near surface and fingers out, while at depth the dip steepens; at the inflexion point, high grade mineralisation concentrates. Towards the centre of the deposit mineralisation steepens to an almost vertical dip and the hangingwall and footwall structures close up before dilating again in the north. To the north, mineralisation links from one north-northwest structure, to a second sub-parallel structure. Mineralisation is open in all directions. To the north the last drill hole GKDH145 returned 4.55 metres at 7.48g/t, to the south GKDH018 returned 18.7 metres at 9.12g/t, while at depth GKDH029 returned 49.6 metres at 13.73g/t and GKDH105 returned 67.4 metres at 5.76g/t.

GOUNKOTO: DIAMOND AND RC DRILL RESULTS

Hole ID	From (m)	To (m)	Interval (m)	True width (m)	Grade (g/t)	Including
FRDH01	65.70	112.30	46.60	46.13	13.63	14m @ 33.40g/t from 95m
FRDH02	101.70	104.50	2.80	2.50	0.79	
	114.50	122.20	7.70	7.30	1.86	2.2m @ 5.15g/t from 118.8m
FRDH03	40.40	42.50	2.10	1.63	1.19	
	59.00	60.00	1.00	0.90	1.07	
	67.20	68.00	0.80	0.63	2.17	
	151.20	152.35	1.15	0.83	1.44	
FRDH04	95.50	96.50	1.00	0.68	6.90	
	113.10	118.10	5.00	4.01	1.32	
FRDH05	32.10	42.90	10.80	9.75	1.54	
	126.00	186.17	60.17	58.12	16.50	36.4m @ 25.83g/t from 126m
FRDH06	14.70	17.30	2.60	2.59	0.56	
	101.40	112.30	10.90	8.68	43.52	
FRDH08	128.20	160.00	31.80	27.83	8.79	8m @ 18.26g/t from 144m
FRDH09	67.50	73.50	6.00	5.73	0.88	
GKDH01	22.00	38.00	16.00	15.05	2.44	1m @ 32.4g/t from 30m
	84.62	88.60	3.98	3.33	5.53	
	127.90	145.45	17.55	16.91	2.78	
	157.20	167.50	10.30	10.29	11.93	6.8m @ 16.86g/t from 160.7m
	203.00	212.20	9.20	5.60	0.43	
GKDH018	47.30	66.00	18.70	18.61	9.12	4.6m @ 14.28g/t from 56.4m
	85.70	95.40	9.70	9.01	0.72	
GKDH02	208.35	214.50	6.15	6.08	1.26	
GKDH020	26.90	54.00	27.10	25.50	1.37	10.9m @ 2.15g/t from 37.1m
	138.70	185.90	47.20	46.94	8.68	16.8m @ 10.7g/t from 163.3m
GKDH023	27.00	53.40	26.40	25.72	1.84	
	92.00	102.00	10.00	9.51	4.32	2.66m @ 12.74g/t from 96.4m
	117.80	120.80	3.00	2.99	6.85	
GKDH024	35.40	44.90	9.50	8.85	1.65	
	53.00	55.50	2.50	2.45	5.08	
	68.20	78.90	10.70	10.77	7.21	4.8m @ 12.6g/t from 68.2m
	99.20	113.00	13.80	13.80	3.56	2.8m @ 6.23g/t from 99.2m and 1m @ 12g/t from 110m
	138.20	141.20	3.00	3.11	5.25	
GKDH025	91.40	93.00	1.60	1.60	19.40	
	130.10	146.90	16.80	14.44	0.67	
	161.00	164.00	3.00	2.72	11.70	
	209.00	215.00	6.00	6.09	2.00	
GKDH027	47.00	73.90	26.90	26.64	0.36	
	83.00	99.00	16.00	15.82	1.86	2m @ 8.38g/t from 97m
	118.70	119.70	1.00	0.95	28.00	
GKDH028	169.00	184.00	15.00	14.78	16.11	12.2m @ 19.38g/t from 170.8m and 8m @ 25.51g/t from 174m
	260.00	262.00	2.00	2.29	0.80	
GKDH029	210.90	260.50	49.60	48.26	13.73	
GKDH03	2.00	7.00	5.00	4.02	2.03	
	11.00	18.00	7.00	5.14	1.52	
	161.70	167.30	5.60	4.23	1.16	
GKDH030	63.60	80.19	16.59	16.67	0.25	
GKDH031	88.00	136.00	48.00	46.67	3.28	1m @ 21.2g/t from 91m, 1m @ 5.8g/t from 109m and 12m @ 8.17g/t from 124m
	144.00	146.00	2.00	1.90	9.08	
GKDH032	30.77	33.50	2.73	2.76	1.79	
	129.10	186.90	57.80	57.75	8.65	3.6m @ 26.97g/t from 164.9m and 6m @ 43.05g/t from 175m
GKDH035	250.00	263.00	13.00	12.64	20.58	
GKDH036	65.00	77.20	12.20	11.94	0.19	
GKDH039	55.75	61.20	5.45	5.50	4.54	
	90.50	96.70	6.20	6.18	1.52	
	110.30	115.10	4.80	4.12	0.93	
GKDH040	4.50	10.00	5.50	5.28	2.93	
	121.89	143.70	21.81	21.30	24.43	18.11m @ 28.54g/t from 121.89m

Hole ID	From (m)	To (m)	Interval (m)	True width (m)	Grade (g/t)	Including
(continued)						
GKDH041	166.50	173.20	6.70	6.69	7.64	2.4m @ 16.45g/t from 167.15m
GKDH042	70.50	73.50	3.00	3.10	1.57	
	94.00	100.45	6.45	6.04	0.72	
	208.30	215.25	6.95	6.62	14.29	
	249.00	251.00	2.00	2.08	12.80	
GKDH043	126.90	157.00	30.10	27.67	2.73	
	253.00	263.00	10.00	9.00	8.72	5m @ 14.94g/t from 255m
	311.40	317.00	5.60	4.71	1.91	
GKDH044	64.30	70.90	6.60	6.23	1.12	
	87.70	97.90	10.20	10.11	2.50	5m @ 19.79g/t from 104.8m
	104.80	109.80	5.00	4.92	19.79	
GKDH045	11.50	13.50	2.00	1.95	1.46	
	134.80	147.10	12.30	10.42	7.52	2.2m @ 36.85g/t from 134.8m
	164.00	170.00	6.00	6.08	1.69	
	182.00	185.00	3.00	2.93	1.05	
GKDH047	114.55	115.55	1.00	1.00	2.40	
	131.72	133.70	1.98	1.98	0.88	
	257.96	262.18	4.22	4.22	0.12	
GKDH048	65.80	87.00	21.20	14.95	2.36	1.98m @ 8.74g/t from 79.35m
GKDH049A	133.00	155.46	22.46	16.93	10.83	4.32m @ 43.54g/t from 144m
GKDH05	83.80	117.00	33.20	20.76	6.63	16.4m @ 10.77g/t from 91.2m
	165.60	172.20	6.60	3.60	0.55	
GKDH050	207.70	210.70	3.00	2.68	5.26	
GKDH057	69.00	77.05	8.05	7.06	3.14	1.75m @ 10.79g/t from 75.3m
GKDH058	32.90	34.00	1.10	1.00	0.50	
	145.00	161.00	16.00	12.20	8.67	8m @ 15.53g/t from 148m
GKDH059	23.80	31.50	7.70	6.41	19.88	
	194.80	202.00	7.20	7.12	3.58	
GKDH06	94.40	109.70	15.30	15.74	2.83	1m @ 8.6g/t from 96m
	151.95	177.20	25.25	24.94	4.77	0.8m @ 5.2g/t from 155.4m
GKDH060	56.50	68.00	11.50	11.08	1.19	
	255.20	256.20	1.00	0.90	0.20	
GKDH063	52.40	55.70	3.30	2.77	0.14	
GKDH064	105.85	107.00	1.15	0.83	0.36	
GKDH065	73.00	82.70	9.70	8.38	4.74	3.8m @ 9.99g/t from 77.7m
	164.30	166.00	1.70	1.54	0.52	
GKDH069	109.15	111.00	1.85	1.42	24.00	
GKDH07	41.00	46.00	5.00	4.65	0.52	
	154.72	160.70	5.98	4.72	26.03	
GKDH071	74.80	111.90	37.10	36.07	0.99	
	292.40	296.30	3.90	3.18	0.16	
GKDH073	78.75	82.45	3.70	2.66	0.26	
GKDH074	16.50	32.00	15.50	11.73	0.24	
	137.40	142.40	5.00	4.40	12.59	3m @ 17.8g/t from 137.4m
GKDH079	109.40	111.00	1.60	1.30	0.53	
GKDH08	35.10	42.60	7.50	6.05	28.99	4.1m @ 51.85g/t from 35.1m
GKDH080	181.00	190.60	9.60	6.67	0.37	
GKDH086	213.00	228.00	15.00	14.74	2.09	
GKDH09	43.00	68.00	25.00	24.10	0.46	
	166.14	170.60	4.46	4.46	10.44	
	197.00	202.40	5.40	5.30	1.23	
	240.30	248.00	7.70	7.09	1.42	
GKDH090	48.00	56.00	8.00	5.52	5.95	6m @ 7.18g/t from 48m
GKDH091	116.00	129.00	13.00	8.75	7.36	3m @ 16.3g/t from 116m
GKDH096	21.10	25.00	3.90	2.67	2.93	
	95.00	100.40	5.40	3.35	3.86	
GKDH097	100.70	105.20	4.50	2.82	3.08	
	190.25	195.20	4.95	2.73	20.15	
GKDH10	9.00	25.00	16.00	15.24	4.01	4m @ 12.25g/t from 21m
	38.05	41.25	3.20	3.43	4.73	
	92.00	121.10	29.10	28.99	3.65	
	160.00	166.66	6.66	6.78	1.36	
GKDH103	180.00	183.00	3.00	1.51	1.50	
	194.00	203.70	9.70	6.45	3.19	
	251.00	254.00	3.00	2.46	1.28	

(continues overleaf)

GOUNKOTO: DIAMOND AND RC DRILL RESULTS

Hole ID	From (m)	To (m)	Interval (m)	True width (m)	Grade (g/t)	Including
(continued)						
GKDH105	253.00	255.60	2.60	2.59	2.34	
	269.60	308.00	38.40	33.22	5.67	
	319.45	335.20	15.75	14.42	6.75	
GKDH107	74.80	77.70	2.90	2.34	2.03	
	100.50	121.50	21.00	14.42	2.34	1m @ 12g/t from 100.5m
	143.30	145.65	2.35	1.71	0.81	
GKDH108	170.80	183.45	12.65	9.42	1.33	
GKDH113	98.90	126.65	27.75	18.65	1.47	
GKDH114	177.50	179.50	2.00	1.74	9.75	2m @ 9.75g/t from 177.5m
GKDH120	243.20	255.10	11.90	10.96	1.01	
GKDH123	64.10	74.95	10.85	10.00	5.52	2.9m @ 9.35g/t from 64.1m and 0.95m @ 30.5g/t from 74m
GKDH124	110.30	114.30	4.00	3.44	3.76	
GKDH130	50.60	54.20	3.60	3.30	3.49	
GKDH131	90.10	97.00	6.90	6.14	11.17	
	110.30	112.00	1.70	1.27	2.96	
GKDH145	76.90	84.27	7.37	5.40	4.80	2.45m @ 12.59g/t from 79m
GKDH152	95.00	119.00	24.00	14.84	3.05	1m @ 16.3g/t from 105m
GKRC014	18.00	24.00	6.00	5.97	13.33	
	55.00	58.00	3.00	2.56	2.14	
GKRC015	45.00	47.00	2.00	1.93	2.68	
GKRC02	19.00	48.00	29.00	28.24	2.60	1m @ 5.4g/t from 23m and 4m @ 9.21g/t from 42m
GKRC024	28.00	42.00	14.00	13.70	1.69	1m @ 5.5g/t from 31m and 1m @ 6.86g/t from 38m
GKRC028	8.00	21.00	13.00	10.09	8.11	4m @ 20.81g/t from 9m
GKRC03	76.00	80.00	4.00	4.00	0.94	
	88.00	98.00	10.00	10.00	3.11	2m @ 9.2g/t from 93m
GKRC030	9.00	15.00	6.00	4.60	9.01	
GKRC031	10.00	13.00	3.00	2.04	0.71	
GKRC033	8.00	22.00	14.00	7.89	4.84	5m @ 9.97g/t from 13m
GKRC04	93.00	114.00	21.00	17.21	2.34	1m @ 13.2g/t from 94m and 1m @ 11.3g/t from 104m
GKRC04	131.00	143.00	12.00	11.49	2.77	1m @ 24.3g/t from 135m
GKRC041	15.00	25.00	10.00	7.08	1.65	
	35.00	39.00	4.00	2.93	4.69	1m @ 10.2g/t from 36m
GKRC044	27.00	51.00	24.00	20.67	2.78	2m @ 20.11g/t from 28m and 1m @ 6.04g/t from 45m
GKRC046	6.00	9.00	3.00	2.73	9.58	
	24.00	33.00	9.00	7.33	2.08	
	40.00	45.00	5.00	4.36	2.69	
GKRC047	12.00	16.00	4.00	3.50	4.08	2m @ 7.49g/t from 13m
GKRC048	23.00	26.00	3.00	2.44	1.78	
	68.00	79.00	11.00	10.03	0.67	
	98.00	103.00	5.00	4.35	1.26	
	115.00	117.00	2.00	1.78	2.32	
GKRC05	59.00	72.00	13.00	11.22	2.16	1m @ 12.2g/t from 64m
	81.00	100.00	19.00	16.44	5.15	1m @ 30.5g/t from 87m, 2m @ 14.55g/t from 93m and 2m @ 10.75g/t from 98m
GKRC07	34.00	37.00	3.00	2.14	15.23	1m @ 43g/t from 35m
GKRC08	22.00	25.00	3.00	2.59	2.73	
	34.00	66.00	32.00	23.23	4.63	5m @ 8.32g/t from 34m, 6m @ 5.88g/t from 52m and 1m @ 9.4g/t from 65m
	118.00	125.00	7.00	4.12	1.97	
GKRC16	9.00	18.00	9.00	7.74	0.81	
	57.00	73.00	16.00	12.81	6.48	4m @ 15.68g/t from 68m and 1m @ 22.5g/t from 65m

Gounkoto region

The southern half of the Loulo mining permit is developing into a new significantly mineralised district. The P64 target, located 300 metres to the northwest of Gounkoto, where previous work, including trenching, diamond core and RC drilling, identified a 145 metre long, strongly mineralised zone with the following intercepts: P64C13 - 26 metres at 6.29g/t; P64C4 - 34.45 metres at 8.85g/t; P64C5 - 21 metres at 4.87g/t (including 10 metres at 8.38g/t); P64C6 - 24 metres at 2.81g/t; P64C7 - 25 metres at 2.40g/t (including 9 metres at 3.88g/t); P64RC05 - 71 metres at 1.67g/t (including 14 metres at 5.45g/t); and P64RC06 - 81 metres at 1.75g/t (including 4 metres at 12.60g/t and 5 metres at 6.86g/t). Mineralisation is open in all directions. Petrography from drill samples showed that the mineralisation is hosted in a tourmalinised greywacke with weak chlorite alteration, whereas the footwall is dominated by chlorite, biotite and weak sericite alteration. Structurally the target is complex with the intersection of north-south, 040 and 070 structures together with folding in the best area of mineralisation.

Gounkoto and P64 are located on different trending structures. However the intersection of these two mineralised structures and coincident folding are viewed as a high priority for follow-up work in 2010.

Gounkoto and P64 are part of a 10 kilometre long anomalous (gold in soil) trend which also hosts the Faraba and Toronto targets. Two kilometres to the southeast of Gounkoto is Faraba, where an inferred resource of 567 000 ounces at 2.6g/t has previously been delineated. This resource is part of a much bigger system, which includes the Bandankoto, Faraba Gap and Faraba North targets, together covering approximately three kilometres of strike length. Geologically the target comprises sheared, folded rocks with shear structures dominantly dipping east and lithological layering of coarse and fine grained clastic sediments dipping west. Mineralisation in the Faraba target mainly occurs where the north-south striking shear system intersects favourable coarse grained lithological layers. The resulting mineralisation occurs as sub-horizontal to gently plunging shoots with blade-like shapes having their narrowest dimensions east-west, and intermediate vertical dimension and maximum dimension north-south.

In the north of the Faraba district (four kilometres along strike from Faraba) a third target called Toronto features a number of artisanal workings along a one kilometre mineralised structure which has been tested with trenching and drilling (28 metres at 1.25g/t). Mineralisation is hosted in pink, altered quartzites and shear-breccias which dip at a low angle



The discovery of Gounkoto and the continued success at Loulo 3 demonstrates the potential to add ounces from areas surrounding the Loulo mine.

(40°) to the east. The main structure, which strikes between 350° and 020°, is intersected by both northeast and northwest structures and there are prominent quartz tourmaline units within the corridor.

Additionally a further three conceptual targets, identified from the airborne electromagnetic survey exist across the Faraba district, which have yet to be tested.

On the Bambadji joint venture in Senegal, but part of the Loulo district, a 9 122 metre Rotary Air Blast (RAB) and 827 metre RC drilling programme was completed in the first half of the year. Positive results were returned from Kolya, Kabetea and Baquata targets, where both RAB and RC drilling intersected altered and mineralised rocks over considerable strike lengths. At Kolya, for example, a tourmalinised sandstone has returned anomalous lithosamples and RAB intersections over a five kilometre strike. In the north of the target, RC drill holes returned 7 metres at 3.12g/t and 17 metres at 7.58g/t. The Mananord and Kabewest targets have been eliminated from the resource triangle.

The discovery of Gounkoto and the continued success at Loulo 3 demonstrates the potential to add ounces from areas surrounding the mine, as well as in the Loulo district. Loulo has historically shown the ability to increase the mineral resource base year on year and replace the ounces mined. The company's objective has not only been to increase mineral reserves and resources at Loulo but to use it as a centre for regional exploration programmes.

Objectives for 2010 at Loulo include the completion of a feasibility study at Gounkoto, the definition of additional mineral resources from satellite deposits and the development of targets in the Bambadji joint venture in Senegal.

Morila exploitation lease

Following extensive exploration over the life of mine, including a final drilling programme in the first quarter of 2009, on four conceptual targets which failed to intersect economic mineralisation, a decision was made to halt further exploration on the mining lease.

Southern Mali

The newly acquired Mena permit, which is located to the southeast of the Morila mine, features a similar structural architecture to Morila with splays from the Banifin Shear Zone passing through the permit. Work highlighted a small enclave of flat lying, high metamorphic grade sediments, in the southwest of the permit. A programme of five oriented diamond drill holes was completed, and while not intersecting gold mineralisation, it did confirm the flat lying nature of the sediments, a plagioclase-quartz-biotite-muscovite schist (metamorphosed semipelitic sediment), metamorphosed to lower amphibolite facies and intruded by a complex igneous suite comprising granodiorite, tonalite, dolerite, granite, diorite, monzonite, and syenite. This information is being integrated with the data from adjacent permits and gravity data to drive future programmes.

Generative work focused on interpreting regional radiometric data, integrating regional soil geochemistry, geology and knowledge from the research at Morila to develop a new geotectonic architecture for the region.

SENEGAL-MALI REGIONAL FOCUS


SENEGAL
SENEGAL
MALI
N
Birimian Belt
Proterozoic Plutonic rocks
Randgold projects
600km


SENEGAL
Bambaraya
Delya
Bakan Corridor
Kounemba
Sofia
Massawa
Kanoumering
Tomboronkoto
10km
Gold targets
Gold deposits


N
LOULO DISTRICT
Falémé River
Baboto
Gara
Loulo 1
Yalea
Loulo 2
Loulo 3
Loulo
Kolya
Mananord
Toronto
P64
Gounkoto
Faraba
Bena
MALI
SENEGAL
Bambadji
Dalema
5km


Yatela
Sadiola
SENEGAL
MALI
Sabodala
Massawa
Gara
Yalea
Segala
Tabakoto
Gounkoto
MTZ
SMS
100km
Dalema - Kofi
Limestone
Quartz Tourmaline
Metasediments
Diale - Keniebandi
Clastic Metasediments
Metasediments/volcanics
Andesite
Mako - Saboussire
Volcaniclastics
Andesite
Basalt
Granitoids
Randgold permits

KENIEBA KEDOUGOU INLIER

SENEGAL

In Senegal the primary focus was on the evaluation of Massawa. The project was progressed from a positive scoping study, following the calculation of inferred resources of 36.76 million tonnes at 2.87g/t for 3.39 million ounces to a successful prefeasibility study by year end, including mineral reserves of 10.03 million tonnes at 4.64g/t for 1.50 million ounces.

The Massawa project was progressed from a positive scoping study, to a successful prefeasibility study by year end.

Massawa

The Massawa gold project is located within the Kounemba permit in Eastern Senegal which geologically lies within the 150 kilometre long Mako belt, itself part of the Kedougou-Kéniéba Inlier (KKI), the westernmost exposed part of the Paleoproterozoic Birimian terrain. The granite-greenstone assemblage of the KKI, is dated between 2.213 and 2.198 Ga, and was intruded by granitoids yielding ages between 2.160 and 2.070 Ga. The volcanic belt and sedimentary basin rocks are divided into the Mako supergroup in the west and the Dialé-Daléma supergroups in the east. The Mako supergroup, comprises mafic-ultramafic and felsic volcanic rocks intruded by granitoids that form the Kakadian batholith. A regional crustal scale shear zone, the Main Transcurrent Shear Zone (MTZ) with northeast-southwest trend exploits the lithological contact between the Mako and the Dialé-Daléma Supergroups and is the host structure to mineralisation at Massawa.

A total strike length of 8.5 kilometres has been drill tested, but only a four kilometre portion of this has been evaluated for the present mineral resource modelling and has been drill tested to a 50 metre by 50 metre spacing to vertical depths of 250 metres. In 2009, a total of 220 diamond holes for 53 820 metres and 84 RC holes for 6 272 metres were drilled.

SENEGAL: EXPLORATION


MALI
N
Dakar
SENEGAL
Bamako
BURKINA FASO
Ouagadougou
GUINEA
SIERRA LEONE
LIBERIA
COTE D'IVOIRE
GHANA
Abidjan
Accra
Birimian Belt
Proterozoic Plutonic rocks
Randgold permits
Capital city
600km

MASSAWA DRILL INTERSECTION TABLE

Hole ID	From (m)	To (m)	Interval (m)	True width (m)	Grade (g/t)	Including
Central Zone						
MWDDH074	163.68	172.44	8.76	6.22	8.22	11.99m @ 6.21g/t
	189.73	191.00	1.27	0.90	0.03	
MWDDH075	37.40	63.61	26.21	18.61	0.90	
MWDDH076	52.41	72.47	20.06	14.24	1.19	
	79.50	101.86	22.36	15.88	2.29	
	107.77	111.28	3.51	2.49	2.52	
MWDDH077	10.43	14.32	3.89	2.76	3.45	
	73.44	92.37	18.93	13.44	0.47	
	118.15	135.74	17.59	12.49	0.59	
MWDDH078	29.74	105.56	75.82	53.83	2.08	9.93m @ 6.56g/t
	127.42	140.70	13.28	9.43	0.20	
	159.82	167.15	7.33	5.20	2.03	
MWDDH079	52.65	64.33	11.68	8.29	9.45	5.06m @ 27.81g/t
	83.76	106.10	22.34	15.86	2.76	5.98m @ 5.53g/t
	129.93	134.42	4.49	3.19	0.57	
	152.02	157.02	5.00	3.55	0.25	
MWDDH080	31.80	69.03	37.23	26.43	2.13	2.57m @ 10.37g/t and 7.05m @ 5.95g/t
	80.27	99.69	19.42	13.79	1.59	
	112.60	127.35	14.75	10.47	1.52	
	150.05	157.31	7.26	5.15	0.39	
MWDDH081	32.55	49.74	17.19	12.20	3.71	
	67.67	82.27	14.60	10.37	0.66	
	103.77	130.18	26.41	18.75	3.44	4.15m @ 16.16g/t
MWDDH161	210.52	217.00	6.48	3.69	1.60	
	269.10	272.51	3.41	1.94	3.32	2.40m @ 4.45g/t
MWDDH162	122.82	138.82	16.00	9.12	0.95	
MWDDH163	202.44	206.82	4.38	3.11	1.90	
	216.23	227.12	10.89	7.73	0.94	
MWDDH164	114.19	116.31	2.12	1.51	12.41	2.10m @ 12.36g/t
MWDDH165	251.20	264.29	13.09	9.29	2.57	2.20m @ 10.76g/t
MWDDH166	173.82	184.10	10.28	7.30	1.17	
	200.40	208.05	7.65	5.43	3.37	3.72m @ 6.40g/t
MWDDH167	109.02	114.99	5.97	4.24	1.16	
	132.21	134.00	1.79	1.27	1.15	
MWDDH168	30.70	68.49	37.79	26.83	14.73	7.77m @ 5.61g/t and 2.40m @ 179.78g/t and 2.40m @ 13.10g/t
	73.60	83.00	9.40	6.67	0.71	
	99.20	102.80	3.60	2.56	0.55	
	121.91	141.71	19.80	14.06	0.53	
MWDDH169	111.29	143.57	32.28	22.92	3.50	3.60m @ 29.73g/t and 2m @ 5.93g/t
	160.01	175.95	15.94	11.32	0.15	
	181.04	197.96	16.92	12.01	1.81	
MWDDH170	90.02	94.91	4.89	3.47	1.73	
	115.22	138.67	23.45	16.65	1.47	6.65m @ 4.56g/t
	158.02	161.02	3.00	2.13	4.12	3.01m @ 4.53g/t
MWDDH171	46.00	67.03	21.03	14.93	5.43	2.34m @ 5.69g/t and 4.01m @ 23.22g/t
	79.01	100.01	21.00	14.91	1.13	
	114.38	136.38	22.00	15.62	3.85	19.00m @ 4.32g/t
	142.08	148.48	6.40	4.54	1.32	
MWDDH172	153.32	169.82	16.50	11.72	5.04	15.26m @ 5.19g/t
	179.83	196.18	16.35	11.61	0.83	
	256.30	262.32	6.02	4.27	1.27	
MWDDH173	72.70	79.70	7.00	4.97	1.16	
	108.03	144.01	35.98	25.55	1.41	
	187.61	193.62	6.01	4.27	3.25	
MWDDH174	28.51	34.20	5.69	4.04	2.47	2.00m @ 5.85g/t
	48.70	64.39	15.69	11.14	3.55	5.69m @ 5.67g/t
	103.00	105.20	2.20	1.56	1.22	
MWDDH175	48.55	71.82	23.27	16.52	6.49	15.12m @ 9.62g/t
	72.89	92.92	20.03	14.22	1.59	
	104.04	122.07	18.03	12.80	0.94	
	138.61	154.00	15.39	10.93	4.42	4.50m @ 12.78g/t
MWDDH176	146.42	157.93	11.51	8.17	1.12	
	192.18	217.03	24.85	17.64	0.98	
	245.02	250.70	5.68	4.03	3.19	
MWDDH177	185.62	196.71	11.09	7.87	1.05	
	228.43	241.54	13.11	9.31	0.18	
	256.65	272.85	16.20	11.50	1.51	
MWDDH178	105.02	127.30	22.28	15.82	3.02	8.59m @ 6.87g/t
	138.04	163.03	24.99	17.74	4.01	17.03m @ 4.29g/t
	170.40	185.03	14.63	10.39	11.16	5.99m @ 25.82g/t
MWDDH179	25.59	48.49	22.90	16.26	1.56	
	70.01	92.01	22.00	15.62	1.28	
	97.01	113.02	16.01	11.37	2.88	3.01m @ 9.31g/t
MWDDH183	113.05	119.13	6.08	4.32	2.60	
	146.03	172.14	26.11	18.54	0.45	
	188.30	223.09	34.79	24.70	3.16	
	233.78	248.44	14.66	10.41	0.37	
MWDDH184	33.48	43.23	9.75	6.92	1.99	3.32m @ 4.13g/t
	88.32	103.92	15.60	11.08	9.84	4.42m @ 14.99g/t
	121.03	125.67	4.64	3.29	0.77	
	163.04	174.81	11.77	8.36	0.72	
MWDDH185	4.51	36.15	31.64	22.46	2.06	2.69m @ 12.81g/t
	47.62	62.73	15.11	10.73	1.84	
	92.57	123.37	30.80	21.87	0.47	
MWDDH188	59.54	112.62	53.08	37.69	1.26	
	132.04	151.21	19.17	13.61	1.70	
	219.62	225.67	6.05	4.30	1.14	
MWDDH189	4.77	54.61	49.84	35.39	2.52	3.30m @ 30.02g/t
	70.20	87.13	16.93	12.02	0.34	
	156.00	160.61	4.61	3.27	1.17	

Hole ID	From (m)	To (m)	Interval (m)	True width (m)	Grade (g/t)	Including
(continued)						
MWDDH193	5.69	90.42	84.73	60.16	1.59	8.01m @ 7.57g/t and 7.18m @ 4.14g/t
	123.42	134.04	10.62	7.54	1.21	
	183.52	191.52	8.00	5.68	0.96	
MWDDH195	19.30	47.98	28.68	20.36	3.73	9.50m @ 12.34g/t
	79.00	102.80	23.80	16.90	1.42	
	108.51	120.97	12.46	8.85	1.71	2.05m @ 7.67g/t
	171.72	180.32	8.60	6.11	0.43	
MWDDH197	44.87	54.72	9.85	6.99	1.71	
	109.20	129.54	20.34	14.44	3.58	7.39m @ 7.84g/t
	136.01	177.80	41.79	29.67	0.95	
	189.10	211.14	22.04	15.65	2.42	6.08m @ 5.22g/t
MWDDH198	19.00	55.20	36.20	25.70	21.20	4.49m @ 18.85g/t and 11.50m @ 55.78g/t
	72.99	79.63	6.64	4.71	0.60	
MWDDH200	175.90	223.00	47.10	33.44	2.50	3.01m @ 10.23g/t and 3.21m @ 19.51g/t
	231.21	236.46	5.25	3.73	0.77	
	256.02	274.30	18.28	12.98	1.01	
	332.00	338.70	6.70	4.76	1.63	
MWDDH201	80.76	154.99	74.23	52.70	9.82	7.81m @ 17.77g/t and 7.88m @ 69.40g/t
	166.10	169.81	3.71	2.63	0.53	
	177.99	215.01	37.02	26.28	5.80	20.62m @ 10.68g/t
	254.58	276.92	22.34	15.86	1.74	5.52m @ 4.38g/t
MWDDH202	23.71	92.10	68.39	48.56	0.58	
	124.28	150.25	25.97	18.44	0.46	
	181.17	209.16	27.99	19.87	1.64	
MWDDH204	90.58	115.78	25.20	17.89	0.85	
	151.96	155.08	3.12	2.22	1.05	
	163.80	190.01	26.21	18.61	1.08	
	236.13	240.45	4.32	3.07	0.70	
MWDDH207	60.13	118.28	58.15	41.29	4.86	6.50m @ 32.68g/t
	132.63	137.25	4.62	3.28	0.94	
	163.10	168.01	4.91	3.49	2.21	
	183.01	194.61	11.60	8.24	0.42	
MWDDH212	93.53	109.10	15.57	11.05	0.38	
	141.93	149.30	7.37	5.23	1.70	
	151.98	162.37	10.39	7.38	1.04	
	196.05	210.14	14.09	10.00	0.34	
MWDDH248	305.26	307.13	1.87	1.33	1.19	
	318.73	323.81	5.08	3.61	0.31	
MWDDH251	267.72	282.10	14.38	10.21	5.02	12.80m @ 5.56g/t
MWDDH256	305.27	334.44	29.17	20.71	1.25	
	340.34	350.88	10.54	7.48	0.10	
MWDDH262	97.70	186.23	88.53	62.86	0.83	
	212.99	225.47	12.48	8.86	1.06	
	264.84	280.21	15.37	10.91	0.72	
MWDDH263	146.37	202.10	55.73	39.57	1.88	6.40m @ 5.44g/t
	212.36	227.71	15.35	10.90	0.67	
	246.20	253.68	7.48	5.31	0.30	
	305.80	315.80	10.00	7.10	0.76	
MWDDH264	142.73	194.20	51.47	36.54	2.24	1.90m @ 39.11g/t
	201.00	213.30	12.30	8.73	0.95	
	243.40	252.20	8.80	6.25	0.89	
	258.22	270.21	11.99	8.51	0.57	
MWDDH265	126.13	139.02	12.89	9.15	2.40	5.45m @ 5.44g/t
	158.01	166.22	8.21	5.83	0.91	
	185.61	189.42	3.81	2.71	0.87	
	217.99	225.60	7.61	5.40	0.33	
MWDDH266	162.46	191.51	29.05	20.63	0.74	
	208.23	226.24	18.01	12.79	0.62	
	239.54	254.16	14.62	10.38	0.47	
	298.63	313.53	14.90	10.58	0.73	
MWDDH267	128.44	138.73	10.29	7.31	1.18	
	163.27	208.02	44.75	31.77	1.10	
	211.62	243.12	31.50	22.37	1.47	
	273.01	316.22	43.21	30.68	0.34	
MWDDH268	145.67	169.31	23.64	16.78	1.69	
	197.52	228.12	30.60	21.73	2.98	12.22m @ 6.38g/t
	234.82	241.04	6.22	4.42	2.43	
	260.29	271.19	10.90	7.74	0.41	
	309.00	316.26	7.26	5.15	1.17	
MWDDH269	257.86	281.19	23.33	16.56	0.62	
	302.98	308.10	5.12	3.64	1.73	
	325.83	334.18	8.35	5.93	0.91	
	373.15	384.33	11.18	7.94	1.04	
MWDDH270	153.40	188.99	35.59	25.27	0.90	
	198.26	205.59	7.33	5.20	0.75	
	228.20	230.21	2.01	1.43	0.36	
	241.33	252.51	11.18	7.94	0.71	
MWDDH271	21.51	40.72	19.21	13.64	2.31	
	58.64	60.00	1.36	0.97	18.95	
MWDDH272	5.60	14.91	9.31	6.61	1.31	
	31.97	41.05	9.08	6.45	0.44	
MWDDH278	209.30	228.67	19.37	15.88	1.17	
	243.84	244.95	1.11	0.91	3.13	
MWDDH279	164.00	166.85	2.85	2.34	1.54	
	211.60	218.05	6.45	5.29	6.53	3.46m @ 11.58g/t
	303.80	306.65	2.85	2.34	2.41	
	319.00	322.00	3.00	2.46	2.60	
MWDDH282	18.18	40.20	22.02	12.55	2.59	
	225.93	244.86	18.93	10.79	0.37	
	260.19	289.10	28.91	16.48	0.82	
	370.60	419.18	48.58	27.69	1.33	

Hole ID	From (m)	To (m)	Interval (m)	True width (m)	Grade (g/t)	Including
(continued)						
MWDDH283	262.21	292.21	30.00	21.30	0.79	
	310.01	313.96	3.95	2.80	0.57	
	345.21	376.10	30.89	21.93	1.56	4.51m @ 7.11g/t
	402.00	425.30	23.30	16.54	1.51	6.27m @ 4.84g/t
	448.43	458.77	10.34	7.34	0.42	
MWDDH288	154.00	191.62	37.62	26.71	1.02	
	196.61	209.52	12.91	9.17	0.79	
	216.73	237.52	20.79	14.76	1.44	
	253.15	260.46	7.31	5.19	1.52	
MWDDH308	253.80	261.80	8.00	6.56	9.19	6.01m @ 11.86g/t
	295.80	301.40	5.60	4.59	1.62	
MWDDH314	247.52	259.35	11.83	9.70	5.66	11.83m @ 5.67g/t
	288.30	296.25	7.95	6.44	1.41	
	354.40	356.80	2.40	1.97	2.50	
MWDDH349	135.10	138.10	3.00	2.46	2.17	
	162.40	169.90	7.50	6.15	6.72	6.49m @ 7.66g/t
MWDDH353	59.35	66.95	7.60	6.23	4.75	7.42m @ 4.76g/t
	76.00	80.00	4.00	3.28	1.21	
	105.75	114.10	8.35	6.85	2.02	
MWDDH354	201.30	210.80	9.50	7.79	1.80	
MWDDH356	88.00	92.20	4.20	3.44	1.11	
	163.00	177.20	14.20	11.64	2.62	
MWDDH375	2.50	6.50	4.00	3.28	2.33	
	54.00	64.00	10.00	8.20	1.95	
	102.27	103.87	1.60	1.31	21.20	
MWDDH376	85.55	109.30	23.75	19.48	6.73	11.82m @ 11.34g/t
	119.45	135.90	16.45	13.49	1.68	
	141.80	147.20	5.40	4.43	6.57	5.34m @ 6.61g/t
	150.65	157.45	6.80	5.58	1.89	
	196.25	205.40	9.15	7.50	0.97	
MWDDH397	7.40	13.10	5.70	4.67	2.80	
	71.50	98.00	26.50	21.73	2.50	10.49m @ 4.84g/t
	168.90	173.50	4.60	3.77	1.26	
MWDDH398	25.20	30.80	5.60	4.59	0.93	
	83.80	116.00	32.20	26.40	51.60	10.60m @ 158.25g/t
MWDDH407	98.80	103.80	5.00	4.10	1.59	
	115.90	127.15	11.25	9.23	1.10	
	165.90	188.80	22.90	18.78	3.01	6.02m @ 7.81g/t
	228.50	236.90	8.40	6.89	1.36	
MWDDH419	45.60	75.50	29.90	24.52	2.37	
	80.20	110.20	30.00	24.60	2.20	6.81m @ 4.15g/t
MWDDH420	87.80	95.35	7.55	6.19	24.75	
	101.70	108.45	6.75	5.54	1.34	
	114.02	136.00	21.98	18.02	1.66	4.35m @ 4.61g/t
	141.80	146.00	4.20	3.44	1.19	
	151.60	152.50	0.90	0.74	78.70	4.31m @ 17.79g/t
	186.80	203.40	16.60	13.61	0.92	
MWDDH429	43.20	49.20	6.00	4.92	3.80	
	95.60	101.65	6.05	4.96	0.98	
	107.00	109.45	2.45	2.01	1.65	
	158.30	163.00	4.70	3.85	2.39	
	169.00	193.00	24.00	19.68	3.20	8.24m @ 5.97g/t
MWRC050	36.98	44.99	8.01	4.57	2.75	
MWRC051	6.00	13.80	7.80	4.45	1.43	
MWRC052	56.99	72.99	16.00	11.36	1.25	
MWRC053	38.78	65.07	26.29	18.67	0.84	
MWRC054	20.42	28.07	7.65	5.43	0.55	
	58.17	67.01	8.84	6.28	3.90	3.98m @ 7.08g/t
MWRC055	19.01	30.01	11.00	7.81	1.08	
	46.01	71.02	25.01	17.76	2.07	4.97m @ 5.38g/t
	90.03	95.03	5.00	3.55	0.31	
MWRC056	3.01	35.01	32.00	22.72	1.83	5.00m @ 4.66g/t
MWRC057	16.00	21.00	5.00	3.55	0.68	
	25.00	39.02	14.02	9.95	1.20	
	48.01	52.02	4.01	2.85	1.84	
MWRC058	0.00	6.98	6.98	4.96	3.31	3.00m @ 6.81g/t
	12.00	25.00	13.00	9.23	2.67	4.02m @ 6.70g/t
	67.99	78.98	10.99	7.80	0.99	
MWRC059	0.00	12.00	12.00	8.52	0.64	
	31.00	35.00	4.00	2.84	1.60	
MWRC060	0.00	30.98	30.98	22.00	2.56	4.99m @ 6.05g/t and 2.00m @ 13.85g/t
MWRC061	5.02	22.02	17.00	12.07	0.78	
	59.03	88.53	29.50	20.95	0.63	
MWRC062	4.48	11.02	6.54	4.64	0.58	
	48.00	67.01	19.01	13.50	0.27	
MWRC063	61.00	65.00	4.00	2.84	3.19	
MWRC064	0.00	12.01	12.01	8.53	1.71	
	55.10	60.07	4.97	3.53	0.51	
	69.16	76.00	6.84	4.86	0.69	
MWRC065	0.27	9.02	8.75	6.21	0.51	
	72.01	88.00	15.99	11.35	0.78	
MWRC067	0.00	40.03	40.03	28.42	2.62	6.00m @ 13.33g/t
	76.01	82.01	6.00	4.26	3.14	
	98.11	107.00	8.89	6.31	1.27	
MWRC068	29.01	33.02	4.01	2.85	0.60	
	60.00	65.00	5.00	3.55	31.66	
MWRC069	0.00	48.00	48.00	34.08	0.64	
	67.02	76.47	9.45	6.71	4.07	
MWRC070	0.00	6.99	6.99	4.96	0.50	
	31.99	34.00	2.01	1.43	1.28	
	82.03	89.03	7.00	4.97	0.55	
MWRC071	27.00	30.01	3.01	2.14	20.86	
	33.04	52.04	19.00	13.49	1.76	
MWRC072	22.05	75.00	52.95	37.59	1.21	
MWRC073	0.00	19.00	19.00	13.49	8.82	
	38.00	43.06	5.06	3.59	0.26	

Hole ID	From (m)	To (m)	Interval (m)	True width (m)	Grade (g/t)	Including
(continued)						
MWRC074	55.06	67.34	12.28	8.72	25.96	
MWRC075	0.00	42.00	42.00	29.82	1.53	5.04m @ 6.99g/t
	57.00	67.00	10.00	7.10	0.30	
MWRC076	0.00	15.24	15.24	10.82	0.79	
	32.01	45.01	13.00	9.23	0.88	
MWRC077	0.00	31.00	31.00	22.01	0.32	
	75.01	93.01	18.00	12.78	0.90	
MWRC079	20.13	46.55	26.42	18.76	1.18	
MWRC080	14.02	21.02	7.00	4.97	0.90	
	30.02	37.02	7.00	4.97	2.28	
MWRC081	17.56	26.01	8.45	6.00	1.55	
	40.02	47.15	7.13	5.06	0.23	
	62.02	64.02	2.00	1.42	0.66	
	83.01	91.02	8.01	5.69	0.24	
MWRC082	19.03	20.04	1.01	0.72	0.17	
	41.03	47.00	5.97	4.24	3.34	
	56.03	65.12	9.09	6.45	0.58	
MWRC083	21.90	26.12	4.22	3.00	0.56	
	56.01	63.08	7.07	5.02	0.40	
	68.09	90.00	21.91	15.56	2.38	
MWRC085	33.84	70.00	36.16	25.67	3.98	3.00m @ 17.95g/t and 3.08m @ 21.66g/t
MWRC086	17.01	35.01	18.00	12.78	0.71	
	38.98	46.01	7.03	4.99	1.37	
	70.01	89.01	19.00	13.49	1.17	
MWRC087	24.17	41.02	16.85	11.96	0.87	
MWRC088	17.01	29.01	12.00	8.52	0.62	
	36.00	47.01	11.01	7.82	2.19	
	51.01	76.02	25.01	17.76	1.68	2.99m @ 8.07g/t
	86.00	91.10	5.10	3.62	0.45	
MWRC089	22.99	24.02	1.03	0.73	1.31	
MWRC090	18.03	34.01	15.98	11.35	0.18	
	44.02	78.00	33.98	24.13	0.51	
North Zone 1						
MWDDH069	11.92	41.62	29.70	22.87	1.57	
	57.71	63.29	5.58	4.30	0.46	
MWDDH070	10.04	22.59	12.55	9.66	3.99	
	47.50	52.05	4.55	3.50	0.93	
	102.24	107.92	5.68	4.37	0.63	
MWDDH071	66.25	73.48	7.23	5.57	1.52	
MWDDH072	61.44	66.39	4.95	3.81	1.22	
	86.96	96.04	9.08	6.99	0.86	
	125.99	129.03	3.04	2.34	7.24	
MWDDH073	100.15	102.56	2.41	1.86	7.00	
	121.20	123.71	2.51	1.93	3.56	
MWDDH136	146.03	155.02	8.99	6.92	1.64	
	183.04	220.60	37.56	28.92	2.07	7.00m @ 8.32g/t
MWDDH137	95.01	99.01	4.00	3.08	0.72	
	123.00	150.00	27.00	20.79	2.43	
MWDDH138	146.74	166.15	19.41	14.95	1.69	
	181.18	192.83	11.65	8.97	5.39	7.00m @ 8.69g/t
MWDDH138A	37.80	57.09	19.29	14.85	0.86	
	88.30	92.83	4.53	3.49	2.95	2.00m @ 4.66g/t
MWDDH139	99.60	105.49	5.89	4.54	0.97	
	138.83	146.09	7.26	5.59	1.86	
	148.50	169.18	20.68	15.92	7.35	12.90m @ 11.88g/t
MWDDH140	11.80	19.32	7.52	5.79	2.23	
	58.12	62.66	4.54	3.50	1.51	
	92.73	95.02	2.29	1.76	1.04	
MWDDH141	54.70	62.64	7.94	6.11	1.57	
	68.48	82.05	13.57	10.45	0.84	
	120.39	126.54	6.15	4.74	0.40	
MWDDH142	4.65	16.01	11.36	8.75	2.20	5.40m @ 3.28g/t
MWDDH143	26.88	39.79	12.91	9.94	4.93	8.40m @ 6.72g/t
MWDDH146	54.08	60.44	6.36	4.90	1.73	
	75.62	89.66	14.04	10.81	0.48	
	120.92	142.03	21.11	16.25	1.39	3.00m @ 4.00g/t
MWDDH148	50.80	55.72	4.92	3.79	0.40	
	88.87	92.38	3.51	2.70	1.23	
MWDDH149	64.51	66.51	2.00	1.54	2.15	
MWDDH152	78.75	101.87	23.12	17.80	1.77	
MWDDH153	164.40	192.49	28.09	21.63	1.25	
MWDDH154	78.08	113.36	35.28	27.17	1.62	3.70m @ 4.52g/t
	157.08	167.77	10.69	8.23	2.58	2.00m @ 5.25g/t
MWDDH155	28.82	42.62	13.80	10.63	6.15	5.00m @ 13.28g/t
MWDDH156	171.81	179.91	8.10	6.24	5.33	
	206.04	210.72	4.68	3.60	4.30	
MWDDH158	146.13	157.04	10.91	8.40	2.43	
	181.04	182.84	1.80	1.39	9.25	
MWDDH159	67.47	79.29	11.82	9.10	2.03	2.10m @ 3.99g/t
MWDDH160	82.49	102.42	19.93	15.35	0.44	
MWDDH223	213.81	218.48	4.67	3.60	0.62	
	246.02	254.81	8.79	6.77	2.92	
MWDDH224	194.69	197.60	2.91	2.24	0.69	
	221.43	234.08	12.65	9.74	4.66	
MWDDH225	171.06	175.86	4.80	3.70	1.45	
	211.23	216.95	5.72	4.40	1.30	
	252.78	288.14	35.36	27.23	3.36	
MWDDH231	122.28	126.91	4.63	3.57	0.41	
	160.92	183.03	22.11	17.02	1.51	
	198.87	203.09	4.22	3.25	0.12	
MWDDH233	121.03	133.90	12.87	9.91	0.82	
	151.03	162.89	11.86	9.13	0.60	
MWDDH242	111.97	116.71	4.74	3.65	0.32	
	172.97	183.99	11.02	8.49	4.21	
MWDDH246	157.00	173.19	16.19	12.47	3.87	5.00m @ 8.00g/t

(continues overleaf)

MASSAWA DRILL INTERSECTION TABLE (continued)

Hole ID	From (m)	To (m)	Interval (m)	True width (m)	Grade (g/t)	Including
(continued)						
	351.40	361.80	10.40	8.53	5.22	
MWDDH258	385.84	393.85	8.01	6.57	0.76	
	405.00	408.85	3.85	3.16	0.92	
	239.10	245.50	6.40	5.25	1.50	
MWDDH259	290.70	308.65	17.95	14.72	2.21	
	315.50	326.00	10.50	8.61	2.80	
MWDDH275	4.79	9.93	5.14	3.96	0.46	
	22.95	26.94	3.99	3.07	2.67	
MWDDH276	16.57	18.60	2.03	1.56	0.31	
MWDDH289	144.30	156.50	12.20	10.00	1.00	
	196.30	198.30	2.00	1.64	1.76	
MWDDH294	228.00	237.74	9.74	7.99	1.26	
MWDDH296	191.42	192.25	0.83	0.68	1.01	
MWRC022	10.03	13.02	2.99	2.30	0.06	
	23.04	39.04	16.00	12.32	0.55	
MWRC023	13.01	16.03	3.02	2.33	0.26	
	44.04	67.02	22.98	17.69	0.38	
MWRC024	3.00	35.99	32.99	25.40	1.14	
	44.10	59.06	14.96	11.52	2.26	
MWRC025	14.88	19.15	4.27	3.29	0.23	
MWRC026	4.02	7.00	2.98	2.29	2.03	
	52.07	54.04	1.97	1.52	0.49	
MWRC027	32.97	37.00	4.03	2.02	1.06	
	44.08	55.19	11.11	5.56	1.50	
MWRC028	14.10	26.21	12.11	9.32	1.23	
MWRC030	20.00	22.05	2.05	1.58	1.07	
MWRC031	41.75	66.22	24.47	18.84	1.63	
	66.24	66.34	0.10	0.08	0.10	
MWRC033	9.04	12.03	2.99	2.30	0.46	
	51.01	54.96	3.95	3.04	2.05	
MWRC034	8.01	13.92	5.91	4.55	0.26	
	65.00	74.03	9.03	6.95	2.41	
MWRC035	5.99	9.99	4.00	3.08	0.39	
MWRC037	26.02	36.07	10.05	7.74	0.40	
MWRC038	38.99	46.00	7.01	5.40	0.39	
MWRC040	16.01	25.01	9.00	6.93	0.94	
MWRC041	35.99	37.07	1.08	0.83	0.05	
	13.00	17.02	4.02	3.10	2.46	
MWRC042	35.03	40.02	4.99	3.84	0.05	
	76.00	78.94	2.94	2.26	0.71	
MWRC044	1.99	13.02	11.03	8.49	0.07	
MWRC046	4.00	8.09	4.09	3.15	5.39	
MWRC047	54.02	71.01	16.99	13.08	6.89	3.00m @ 20.00g/t
	78.09	92.00	13.91	10.71	0.41	
MWRC048	10.03	16.97	6.94	5.34	0.45	
	38.92	39.93	1.01	0.78	0.02	
MWRC049	34.05	36.19	2.14	1.65	0.20	
North Zone 2						
MWDDH068	80.78	107.95	27.17	22.28	6.42	
MWDDH082	190.12	213.73	23.61	9.92	12.72	
MWDDH083	81.96	96.91	14.95	6.28	7.30	
MWDDH095	129.06	142.02	12.96	10.63	0.95	
MWDDH096	109.17	117.90	8.73	7.16	0.73	
MWDDH097	50.97	65.05	14.08	11.55	12.70	
MWDDH098	232.08	240.96	8.88	7.28	4.23	
MWDDH099	148.25	168.83	20.58	16.88	4.39	
MWDDH100	101.43	121.17	19.74	16.19	3.66	
MWDDH101	50.70	61.47	10.77	4.52	10.49	
MWDDH102	244.40	246.35	1.95	1.60	21.02	
MWDDH103	180.27	197.38	17.11	14.03	7.50	
MWDDH104	125.40	135.98	10.58	8.68	6.55	
MWDDH105	266.71	279.98	13.27	10.88	7.45	
MWDDH106	164.50	179.15	14.65	12.01	8.96	
MWDDH107	260.83	272.46	11.63	9.54	3.41	
MWDDH108	178.32	187.43	9.11	7.47	2.99	3.30m @ 6.45g/t
MWDDH109	132.55	142.25	9.70	7.95	14.43	
MWDDH110	287.16	293.08	5.92	4.85	1.70	
MWDDH111	111.99	126.97	14.98	12.28	8.47	
MWDDH112	139.91	193.95	54.04	22.70	3.39	
MWDDH113	257.89	268.48	10.59	8.68	6.54	
MWDDH114	208.92	220.67	11.75	9.64	9.26	
MWDDH115	106.12	117.03	10.91	8.95	3.27	
MWDDH116	284.85	298.59	13.74	11.27	4.82	
MWDDH117	159.88	168.67	8.79	7.21	10.40	
MWDDH118	265.62	270.19	4.57	3.75	7.57	
MWDDH119	166.46	183.35	16.89	13.85	6.70	
MWDDH120	300.47	308.91	8.44	6.92	11.09	
MWDDH121	4.26	20.47	16.21	6.81	7.08	
MWDDH121A	104.54	130.94	26.40	21.65	1.37	
MWDDH122	288.48	298.15	9.67	7.93	4.51	
MWDDH123	119.76	131.36	11.60	9.51	10.68	
MWDDH124	272.40	280.55	8.15	6.68	4.87	
MWDDH125	224.85	230.46	5.61	4.60	4.90	
MWDDH126	159.31	170.80	11.49	9.42	4.58	
MWDDH127	106.51	128.28	21.77	17.85	2.55	5.00m @ 5.37g/t
MWDDH128	94.71	130.54	35.83	29.38	2.84	5.00m @ 9.70g/t
MWDDH129	251.93	263.04	11.11	9.11	1.91	3.00m @ 5.10g/t
MWDDH130	252.95	267.80	14.85	12.18	3.71	
MWDDH131	59.96	123.44	63.48	26.66	1.34	4.00m @ 3.80g/t
MWDDH132	92.29	109.64	17.35	7.29	3.86	
MWDDH133	404.35	409.59	5.24	4.30	1.46	
MWDDH134	107.81	131.97	24.16	19.81	0.24	
MWDDH135	120.87	153.83	32.96	13.84	0.29	1.70m @ 14.80g/t
MWDDH144	337.05	341.07	4.02	3.30	5.27	
MWDDH145	252.81	328.17	75.36	31.65	0.91	4.30m @ 4.65g/t and 3.20m @ 6.50g/t
MWDDH215	183.29	186.14	2.85	2.34	1.27	
MWDDH216	216.87	228.35	11.48	9.41	3.46	
MWDDH218	325.06	330.04	4.98	2.09	1.31	
MWDDH226	340.15	343.08	2.93	2.40	1.46	
MWDDH230	94.60	103.80	9.20	7.54	15.90	5.70m @ 25.00g/t
MWDDH232	253.65	298.53	44.88	18.85	3.42	
MWDDH237	330.00	338.60	8.60	7.05	4.24	
MWDDH237	401.50	402.50	1.00	0.82	3.65	
MWDDH239	87.65	93.50	5.85	4.80	11.80	
MWDDH240	298.20	299.00	0.80	0.66	26.20	
MWDDH240	309.15	317.45	8.30	6.81	2.22	
MWDDH240	343.60	346.00	2.40	1.97	3.29	
MWDDH241	186.50	207.00	20.50	16.81	3.66	
MWDDH243	271.45	280.05	8.60	7.05	5.03	
	345.00	359.00	14.00	11.48	5.62	
MWDDH244	383.00	406.00	23.00	18.86	1.06	
	434.40	442.00	7.60	6.23	1.03	
MWDDH245	89.50	101.00	11.50	9.43	2.67	
	192.20	193.85	1.65	1.35	8.78	
MWDDH252	121.06	126.50	5.44	4.46	13.50	
MWDDH253	391.90	393.75	1.85	1.52	4.89	
MWDDH254	329.35	333.00	3.65	2.99	11.57	
MWDDH255	303.00	306.10	3.10	2.54	2.14	
	367.00	379.00	12.00	9.84	0.63	
MWDDH257	266.67	280.10	13.43	11.01	6.34	3.02m @ 24.00g/t
	294.60	301.70	7.10	5.82	1.23	
MWDDH260	360.00	366.00	6.00	4.80	5.82	
	372.80	382.85	10.05	8.24	1.56	
MWDDH273	19.92	41.22	21.30	17.47	0.71	2.80m @ 4.99g/t
MWDDH274	8.26	14.70	6.44	2.70	0.67	
MWDDH277	213.90	225.80	11.90	9.76	1.56	
	226.95	233.00	6.05	4.96	5.38	2.85m @ 13.00g/t
MWDDH280	230.00	231.84	1.84	1.51	4.55	
	237.60	246.06	8.46	6.94	2.52	
MWDDH328	278.75	280.80	2.05	1.68	18.40	
	307.83	310.60	2.77	2.27	2.12	
MWDDH329	222.20	223.81	1.61	1.32	5.92	
MWDDH330	84.60	86.60	2.00	1.64	10.86	
	107.65	120.10	12.45	10.21	3.89	1.60m @ 8.90g/t
MWDDH332	180.70	188.60	7.90	6.48	10.19	
	205.10	209.20	4.10	3.36	9.84	
MWDDH333	119.60	126.50	6.90	5.66	16.65	
	134.80	136.40	1.60	1.31	7.80	
MWDDH338	162.60	167.40	4.80	3.94	7.45	
	173.55	180.60	7.05	5.78	3.10	
MWRC001	41.99	52.15	10.16	8.33	3.28	
MWRC002	65.97	71.00	5.03	2.11	11.06	
MWRC003	26.97	32.15	5.18	4.25	2.54	
MWRC004	39.01	47.03	8.02	6.58	6.13	
MWRC005	67.96	74.11	6.15	5.04	4.50	
MWRC006	17.57	28.02	10.45	8.57	8.50	
MWRC007	30.52	35.89	5.37	4.40	14.29	
MWRC008	79.99	92.86	12.87	10.55	6.33	
MWRC009	33.88	37.12	3.24	2.66	2.67	
MWRC010	75.96	84.08	8.12	6.66	10.13	
MWRC011	25.87	26.98	1.11	0.91	0.67	
MWRC012	3.61	23.64	20.03	8.41	1.63	
MWRC013	39.54	50.00	10.46	4.39	13.23	
MWRC014	35.42	51.05	15.63	12.82	5.45	
MWRC015	28.72	43.27	14.55	11.93	4.22	
MWRC016	67.63	85.74	18.11	14.85	4.12	
MWRC018	14.05	26.92	12.87	10.55	0.73	
MWRC019	52.66	65.86	13.20	10.82	2.95	4.00m @ 5.70g/t
MWRC020	19.31	57.03	37.72	15.84	0.32	
MWRC036	39.08	58.00	18.92	7.95	1.43	3.00m @ 6.18g/t
LE						
MWDDH066	63.30	66.80	3.50	2.80	0.79	
	205.00	214.00	9.00	7.20	2.50	
MWDDH067	95.80	107.00	11.20	8.96	2.25	
MWDDH085	97.00	99.00	2.00	1.60	3.69	
	46.40	49.80	3.40	2.72	1.86	
MWDDH086	78.00	80.40	2.40	1.92	4.19	
	94.80	105.00	10.20	8.16	9.76	
MWDDH087	12.30	14.70	2.40	1.92	3.35	
MWDDH088	54.30	59.50	5.20	4.16	2.50	
	72.50	74.50	2.00	1.60	12.80	
MWDDH090	111.50	115.50	4.00	3.20	5.70	
MWDDH091	160.00	161.00	1.00	0.80	10.40	
MWDDH092	185.20	193.00	7.80	6.24	1.48	
MWDDH093	113.40	138.00	24.60	19.68	1.48	
	155.00	161.00	6.00	4.80	2.29	
MWDDH228	54.50	80.00	25.50	20.91	2.98	
MWDDH234	43.00	54.40	11.40	9.35	0.74	
	58.00	70.00	12.00	9.84	13.14	
MWDDH236	93.00	98.60	5.60	4.59	4.98	2.80m @ 9.80g/t
MWDDH327	56.50	73.80	17.30	14.19	7.27	10.50m @ 9.46g/t
MWDDH334	50.20	53.45	3.25	2.67	13.02	
	61.45	70.00	8.55	7.01	16.89	
MWDDH335	60.00	76.90	16.90	13.86	8.98	9.90m @ 14.62g/t
MWDDH336	49.20	66.00	16.80	13.78	1.32	
	69.20	76.15	6.95	5.70	5.42	
	100.00	107.05	7.05	5.78	6.90	3.00m @ 15.83g/t
MWDDH337	113.90	116.60	2.70	2.21	10.10	
	124.85	128.95	4.10	3.36	3.16	
MS						
	93.40	97.00	3.60	2.88	0.91	
	107.00	109.00	2.00	1.60	2.43	
MWDDH094	113.40	116.60	3.20	2.56	1.44	
	157.40	161.45	4.05	3.24	0.53	
	188.00	201.00	13.00	10.40	1.40	
	230.80	232.00	1.20	0.96	7.30	



At Massawa a total strike length of 8.5 kilometres has been drill tested, but only a four kilometre portion of this has been evaluated for the present mineral resource modelling.

The 4 kilometre strike at Massawa currently being evaluated contains three zones of mineralisation: North 2, North 1 and Central. They are part of the same northeast trending mineralised structure, which has been offset by north-south belt discordant structures. Geological logging of core and interpretation confirms that the mineralised system occurs at a volcanic/sedimentary contact, where a prominent and continuous lapilli tuff unit acts as a marker horizon. The average bedding strikes 020° and dips 60° to 76° to the west. Graded-bedding is common and suggests the sequence is overturned. The host sequences have been intruded by felsic dykes, gabbros and granitic bodies. Both sediment and volcaniclastics have been sheared and intruded by a suite of igneous rocks including gabbros and porphyries. These intrusives create competency contrasts and can act as rigid bodies which then influence the geometry of structures and subsequent gold mineralisation. Mineralisation is hosted in a variety of rocks including: greywackes, volcaniclastics and both mafic (gabbros) and felsic intrusives. The mineralised system is however structurally controlled and deformation is essentially brittle-ductile. The alteration assemblage is composed of sericite, silica, carbonate, pyrite, arsenopyrite and locally hematite. Along the Massawa system, a high grade south plunging shoot has been identified in North 2 with an average grade of plus 7g/t and in the Central Zone narrow silicified structures within a broader low grade envelope contain bonanza style grades with coarse visible gold.

North 2 (830 metres strike length)

The gold mineralisation at North 2 is bounded by two carbonaceous shears and is associated with the brittle fracturing of a greywacke host and disseminated arsenopyrite. A high grade (plus 7g/t) southerly plunging shoot has been defined by drilling and is the result of the bedding and shear plane intersection. The up plunge continuity was tested in Lion Extension to the north and has been confirmed over an additional strike length of 255 metres, before being offset by a north-south structure. Extensions to the northeast are viewed as a high priority target. In the southern end of the North 2 zone, where there was an apparent gap in the mineralisation towards North 1, a deeper hole (MDH232) was drilled to test 250 metres below the surface and returned a good intersection: 44.88 metres at 3.42g/t. This was drilled below an earlier hole MWDH042, which returned only 10.66 metres at 0.57g/t, and further enhances the potential of Massawa at depth as well as along strike.

North 1 (1 049 metres strike length)

North 1 is structurally more complex than North 2, where north-south structures cause discontinuities in the northeast trending mineralisation. Mineralisation occurs in three to four bands with the highest grade and more continuous zone hosted within a greywacke, displaying similar characteristics (alterations and deformation) to the North 2 mineralisation. The two other bands are irregular and lower grade, hosted along the volcanic/sediments contact or within narrow porphyry bodies intruding the volcaniclastics.

Although, near surface, the mineralisation in North 1 is narrow and of erratic weak grade, previous drilling did highlight the potential at depth (MWDDH139: 20.68 metres at 7.35g/t). A further five bore holes were drilled to test the depth potential of North 1. Drill results from this phase confirmed and enhanced the potential at depth, especially towards the north, which may be the continuation of the south dipping high grade shoot in North 2. Intersections from this zone include: MWDDH258 - 10.40 metres at 5.22g/t; MWDDH259 - 17.95 metres at 2.21g/t and 10.50 metres at 2.80g/t intersected at plus 285 metres vertical depth. However, in the centre of this zone results returned low grades (6.30 metres at 1.45g/t) before the structure dilates in the south with 16.19 metres at 3.87g/t.

Central Zone 1 & 2 (combined strike: 1 532 metres)

The Central Zone is defined by a large altered envelope containing numerous mineralised bands which occur on deformed and altered intrusive margins and along sheared bands within greywackes. Although mineralisation is structurally controlled, gold is related to strongly brittle-ductile zones, associated with strong pyrite, arsenopyrite and hematite veins occurring within greywacke, gabbro, porphyries and volcaniclastics.

The Central Zone has been divided into two based on the host lithologies: Central 1 and 2. In Central 1, mineralisation locates within the volcaniclastic package while in Central 2, the structure transgresses the contact and is hosted by sediments.

In Central 1 the drilling has highlighted one main mineralised envelope, termed '1', together with 3 to 4 footwall envelopes. Within envelope 1, two to three discreet anastomising shears have been logged, varying in width from 1 to 20 metres. These shears occur along the upper and lower contacts of the gabbro and can also 'wander' in and out of the contact zones into the surrounding sediments. These shears are silicified and contain abundant quartz carbonate and haematite together with coarse visible gold generating bonanza style grades: MWDDH172 - 16.55 metres at 5.38g/t; MWDDH178 - 15 metres at 10.9g/t; MWDDH193 - 9.1 metres at 6.75g/t; MWDDH184 - 4.1 metres at 33.78g/t; MWDDH195 - 14.9 metres at 7.8g/t; MWDDH198 - 10.3 metres at 76g/t including 0.8 metres at 947g/t; MWDDH201 - 11.1 metres at 49.9g/t including 4 metres at 133.73g/t; MWDDH207 - 18 metres at 12.67g/t; and MWDDH171 - 11.5 metres at 9.7g/t. This gold forms a distinctive population above 13g/t in the statistics of the Massawa deposit and averages 30g/t. In Central 1 these shears are continuous over 800 metres before either wrapping around or penetrating a large porphyry intrusion. The shears then appear to link across to another structure in Central 2 which locates on the volcaniclastic/sediment contact and have been confirmed over a strike of 400 metres.

In order to confirm the continuity of these shears in the Central Zone and aid the evaluation process a programme of 11 priority holes was drilled on 25 metre centres, both on section and between sections. All holes intersected these shears but the grade was variable. However, one hole returned exceptionally high grade: MWDDH398 - 32.2 metres at 51.6g/t including 5.8 metres at 278.2g/t and 1 metre at 1 568g/t. These shears are currently being modelled separately in order to better constrain the influence of the high grade zones and develop a more accurate evaluation of the deposit.

Massawa South

At Massawa South, a linear northeast trending, detailed gold in soil anomaly (3.4 kilometres by 50 to 350 metres, plus 20ppb up to 360ppb) was defined. The soil anomaly was initially tested by 11 RAB lines (200 to 500 metres spacing), totalling 5 175 metres. The RAB results confirm the soil trend, and include: MWRAB180 - 17 metres at 2g/t; MWRAB200 - 3 metres at 10.1g/t; MWRAB208 - 9 metres at 0.69g/t; MWRAB209 - 21 metres at 1.32g/t; MWRAB227 - 6 metres at 1.33g/t; MWRAB239 - 21 metres at 1.35g/t; MWRAB288 - 9 metres at 1.99g/t; MWRAB290 - 3 metres at 1.2g/t; and MWRAB291 - 3 metres at 9.4g/t.

Lithologies were encountered in the south similar to the Central Zone with an alternating sequence of sheared and silicified mafic volcanic, volcaniclastics and quartz porphyry dykes, N020-030° sheared gossans, north-south ductile deformed schist and gabbro intrusives.

The mineralisation correlates with gossan bands, silicified mafic volcanic, volcaniclastics and strongly altered quartz feldspar porphyry dykes associated with disseminated sulphides. Eight widely spaced (400 to 600 metres) reconnaissance diamond drill holes testing beneath the RAB lines grid, intersected narrow low grade gold mineralisation (see adjacent table for results). Drilling was restricted to the volcaniclastic unit and did not test the contact with the sediments, which controls mineralisation in the Northern Zones.

Massawa South remains a high priority target for follow-up drilling and an area to further increase the resource base of the deposit. Additional drilling will be motivated in 2010.

MASSAWA SOUTH: DIAMOND DRILL HOLE RESULTS (previously reported)

Hole ID	From (m)	To (m)	Interval (m)	Grade (g/t)	Including
MWDDH30	99.20	118.20	19.00	0.40	
	148.80	154.90	6.10	0.50	
MWDDH31	109.00	112.00	3.00	0.87	
	128.50	130.50	2.00	2.22	
	87.00	89.40	2.40	0.97	
MWDDH32	98.60	99.80	1.20	6.30	
	114.00	115.20	1.20	12.00	
MWDDH34	41.10	45.20	4.10	2.40	
	66.80	86.70	19.90	0.59	
MWDDH35	21.20	25.85	4.65	0.67	
	143.50	145.90	2.40	0.57	
MWDDH36	25.70	32.90	7.20	0.43	
	73.50	80.10	6.60	1.49	3m @ 3.16g/t
MWDDH37	76.50	78.50	2.00	0.76	
	173.30	176.70	3.40	0.66	
	93.40	97.00	3.60	0.90	
MWDDH94	107.00	116.60	9.60	1.00	
	157.40	161.50	4.05	0.53	
	188.00	233.00	45.20	0.70	13m @ 1.40g/t



Bambadji
N
Kabetea
& Zonze
Goldfinger-
Mananord
Bambaraya
Delya
Kolya-
Kabewest
QT zone
Mananord
structure
Bakan Corridor
Kounemba
Bagata target
Sofia
Massawa deposit
Kanoumering
Dalema
Tomboronkoto
10km
10km
Gold targets

SENEGAL EXPLORATION PERMITS WITH GOLD TARGETS ON GEOPHYSICS

Satellite targets

As well as Massawa, there are a number of targets which have had varying degrees of follow-up work completed on them, from trenching through to RAB and diamond drilling, and all highlight the possibility of providing additional ounces within a 15 kilometre radius of Massawa. These are summarised below:

Bakan Corridor

The Bakan Corridor groups together a number of anomalous gold in soil targets (Bakan, Tizia, Khosa, Tiwana and Tina) along a 10 kilometre segment of the northeast trending Kossanto structural corridor which is sub-parallel to the MTZ. The geology of the corridor comprises a northeast sequence of ultramafic units, felsic and intermediate volcanics (andesites, dacites and rhyodacites), cherts and igneous rocks ranging from diorite to monzonite.

Extensive lithosampling carried out across the corridor has revealed mineralisation to be associated with deformed and altered felsic intrusives. Follow up trenching has confirmed bedrock mineralisation at Bakan: BKTR002 - 38.00 metres at 2.00g/t; BKTR005 - 4.00 metres at 2.38g/t and 4 metres at 1.80g/t; and BKTR006 - 69.70 metres at 1.89g/t; and at Tina: TNTR002 - 24.00 metres at 1.50g/t; and TNTR003 - 20.80 metres at 1.76g/t. At Tiwana, seven lines of RAB holes, testing a 3.5 kilometre by 200 metre plus 20ppb gold in soil anomaly, returned encouraging results, defining a 125 metre wide anomalous zone (plus 0.3g/t) including: TWRAB03 - 18 metres at 1.40g/t; TWRAB06 - 36 metres at 0.63g/t including 6 metres at 2.60g/t; TWRAB020 - 18 metres at 1.27g/t; and TWRAB064 - 9 metres at 2.54g/t.

Delaya

Delaya is defined by a 6 kilometre by 100 metre plus 20ppb gold in soil anomaly. Bedrock mineralisation was previously delineated over a 700 metre strike extent by trenching results including: DLT003 - 11.15 metres at 9.60g/t; DLT004 - 4 metres at 1.60g/t; DLT005 - 4.5 metres at 7.54g/t; DLT006 - 7.45 metres at 1.98g/t and 6.2 metres at 7.59g/t; DLT008 - 18 metres at 0.68g/t; and DLT009 - 2 metres at 5.69g/t. This was confirmed by an initial five hole, 1 000 metre diamond drill core programme which returned the following results: DLD001 - 9.83 metres at 1.80g/t (from 77 metres); DLD002 - 12.44 metres at 5.07g/t (from 177 metres) including 7.00 metres at 8.19g/t; DLD003 - 3.00 metres at 1.80g/t; and DLD004 - 3.8 metres at 4.80g/t. Mineralisation is hosted within a package of schists, strongly sheared and altered by silica-sericite-iron and disseminated pyrite and arsenopyrite.

Additional RAB drilling returned positive results: Firstly on a line 200 metres north of diamond drill hole DLD002, DLRB005 returned 6 metres at 2.49g/t, DLRB006 - 6 metres at 1.98g/t and DLRB010.3 metres at 3.00g/t. The second line was drilled approximately two kilometres to the south of the known mineralisation testing a plus 250ppb gold in soil anomaly. RAB hole DLRB030 returned 21 metres at 4.87g/t. The target will be remodelled and a drill motivation prepared to further test Delaya.

Sofia

Sofia is part of a 7 kilometre anomalous north-south structural corridor which also hosts the Mikona, Majiva and Matiba targets within ground held by Randgold. This system continues to the north for an additional 10 kilometres and hosts the Niakafiri deposit owned by Oromin and the Sabodala deposit (MDL). So far 3.4 kilometres of strike have been tested by drilling. Results have returned both broad low grade (44 metres at 2g/t) mineralisation and narrow high grade (6 metres at 9.5g/t) intercepts. At present the inter-hole spacing is 400 to 600 metres which will be infilled during the next round of drilling.

Bambaraya

At Bambaraya, trenching and early stage drilling has defined two sub-parallel zones of mineralisation at surface, over a strike length of one kilometre. The best trench intersections returned are: BBTR001 - 13.2 metres at 3.59g/t; BBTR002 - 18 metres at 2.93g/t; BBTR003 - 8 metres at 4.5g/t; BBTR004 - 12 metres at 4.06g/t and 4 metres at 5.48g/t; BBTR006 - 14 metres at 2.01g/t and 9.5 metres at 1.13g/t; BBTR010 - 16 metres at 1.70g/t; and BBTR007 - 18 metres at 2.26g/t. To date only three diamond drill holes have tested this zone, with BBDDH002 returning the best intersection of 12 metres at 3.17g/t. Mineralisation is hosted within northeast trending pillow basalts and is associated with silica-sericite-tourmaline-iron carbonate-pyrite alteration.

Exploration work has been completed to the northeast of the known mineralisation where a felsic intrusive has intruded the structure. Rock chip samples returned 38.6g/t from the intrusives and 105.0g/t, 2.12g/t, 1.86g/t, 1.29g/t, 1.15g/t and 0.6g/t from quartz veins within the intrusive. This target will be reviewed in light of its location relative to Massawa.

CÔTE D'IVOIRE

Randgold has proved time and again that successful exploration is based on the foundations of a good geological framework. However, this needs constant review and updating as new data is acquired. For example, the geological interpretation of the Loulo district has been revised five times in the last 10 years, most recently following the completion of the airborne electromagnetic survey which led to the discovery of the Gounkoto deposit. Similarly in Senegal a revision of the geology and target reprioritisation led to the discovery of Massawa. Consequently, in the Côte d'Ivoire, a complete review of all layers of data (Landsat, Aster, airborne geophysics, geology, regolith, geochemistry and drilling) was integrated to formulate a new geological interpretation of the Nielle permit together with a prospectivity analysis and reprioritisation of targets.

Nielle

In broad terms, the Nielle permit is underlain by a north-northeast trending Birimian volcanisedimentary belt, known as the Senoufo Belt. The margins of this belt are variably tectonised granitoid bodies referred to as 'granitoid gneisses'. The western contact between the granitoid gneiss basement and the volcano-sedimentary belt is marked by a large scale arcuate terrane boundary. Several gabbros have intruded along this boundary, annealing the contact. The eastern contact is represented by a very strong mylonitic shear, termed the Oleo Shear, which can be traced for several hundred kilometres.

The belt is cored, in the central area, by 'buttresses' of competent, structurally dissected and rheologically diverse lithologies which collectively form the 'Competent Core'. Lithologically this comprises a fold and thrust package of basalt and tuff, porphyritic andesite and mafic agglomerate. Weakly deformed felsic-intermediate and mafic intrusives including syn-tectonic granodiorite, late syn-tectonic porphyritic diorite, and gabbro also occur, and commonly intrude between competency contrasting lithologies that appear to be structurally juxtaposed against one another. Shearing and thrusting is present on both a regional and local scale and is accompanied by abundant silicification, quartz veining, and felsic intrusive activity. In most instances these structures are either bedding parallel or locate along the contact between volcano-sedimentary units and intrusive felsic bodies. Widespread ductile and brittle mineralisation is frequently associated with this shearing as seen with the Tongon orebodies. Following the completion of the geological interpretation, a prospectivity analysis was completed to prioritise targets for follow-up work programmes.

At Nielle, following the completion of the geological interpretation, a prospectivity analysis was completed to prioritise targets for follow-up work programmes.

Tongon West

Mineralised structures from the Southern Zone appear to have been offset by a late regional scale north-northwest trending dextral fault. Mineralisation exists in two zones. These two zones returned in a river diversion trench: 28 metres at 1.50g/t including 18 metres at 2.02g/t and 38 metres at 1.16g/t.

The main zone of Tongon West extends over 600 metres of strike length trending northeast, with an average width of 25 metres. The mineralisation is hosted in a volcaniclastic unit associated with shearing (230° dipping variably between 30° and 79° to the northwest). Along strike to the northeast the discreet mineralisation terminates abruptly close to the granodiorite contact. Diffuse anomalism occurs in the granodiorite as a result of brittle fracturing. The mineralisation is open to the southwest, albeit weak. The footwall is marked by a unit of carbonaceous shale trending 230° dipping steeply to the northwest and intruded by several porphyritic dykes.

Two new trenches placed either side of the diversion trench to test the current geological model were completed in Q4-09. TNT091 collared above mineralised RAB holes and 100 metres southwest of the mineralisation intersected in the diversion trench confirmed the geological model, with a tuff-volcaniclastic hangingwall, volcaniclastic mineralised zone and carbonaceous shale footwall.

CÔTE D'IVOIRE EXPLORATION



MALI
N
Dakar
SENEGAL
Bamako
BURKINA FASO
Ouagadougou
GUINEA
SIERRA LEONE
CÔTE D'IVOIRE
GHANA
LIBERIA
Abidjan
Accra
Birimian Belt
Proterozoic Plutonic rocks
Randgold permits
Capital city
600km

Results for this trench returned: 15 metres at 2.42g/t including 9.10 metres at 3.30g/t. TNT092 collared in the granodiorite 50 metres northwest of the current wireframe appears massive and only weakly altered (haematite), with north-south and northeast trending quartz veins dipping 60-70° to the southeast.

A smaller sub parallel zone covers a strike length of 200 metres. This zone is hosted within an intercalated package of tuff and volcaniclastic crosscut by discrete shears trending 268°, dipping 78° to the north and associated with a subvertical strongly silicified zone trending 140°. A storm drain excavated to the west of this zone provided exposure and confirmed the northwest trending silicified zone (STD001 - 6 metres at 0.39g/t).

Seydou

The Seydou target was a conceptual target from the prospectivity analysis. The regional 'Soumo Shear' was re-interpreted to be a sheared fold closure. Detailed soil sampling returned two distinct, gold in soil anomalies (Seydou East and Seydou West).

Seydou East

The eastern anomaly is a 400 metre wide, 2 kilometre long plus 50ppb gold in soil anomaly. Pitting identified a narrow (less than one metre) discrete silicified shear with selective litho samples grading to a maximum value of 26.7g/t. All other results have been received and returned values up to 0.15g/t from saprolite of shale. Work to date suggests that the soil anomaly may be attributed to these narrow silicified shears. Follow-up work is in progress.

Seydou West

The western target is a 3.6 kilometre discontinuous, due to regolith, plus 100ppb gold in soil anomaly trending north-northeast. Initial pitting has confirmed an insitu bedrock gold source. The controlling structure appears to be the continuation of the Tongon Northern Zone orebody bounding shear. Preliminary litho samples returned encouraging values: 0.15g/t, 2.45g/t and 18.10g/t from quartz and silicified material.

Following reconnaissance pitting, a 50 metre trench was excavated to observe the geology, structure, alteration and potential mineralisation. The trench returned strong gold mineralisation with an intersection of 19 metres at 5.32g/t including 11 metres at 7.87g/t associated with strong to moderate silicification of volcaniclastic together with a quartz stockwork and boxworks surrounding a main quartz vein which is 0.7 metres wide and trends 030/70.

Additional wide spaced (500 metres) trenching is planned over the entire

TONGON: NIELLE PERMIT AND SEYDOU AEROMAG


Nielle permit geological interpretation and priority targets
N
Soloni
Koro NW Extn
Jubula
Coucal
Seydou
Nafoun E
Tongon deposit
Badenou
Nafoun S
Calao
Koulivogo region
10km
Gold targets
Seydou Aeromag showing position of Seydou East and West targets
19m @ 5.32g/t
incl 11m @ 7.87g/t
Seydou E
Seydou W
Tongon NZ
2km



Data from an airborne electromagnetic survey of the Nielle permit and the adjacent Diouala and Fapoha permits on the Senoufo Greenstone Belt will be integrated with existing layers to further refine the targeting process in 2010.

3.6 kilometre target to provide a broad geological framework and, depending on results, a drilling motivation will be prepared.

Jubula

Jubula is a new target identified from the prospectivity analysis. Soil sampling returned a main northeast trending, 3.8 kilometre discontinuous gold in soil anomaly. Regional pitting identified the occurrence of two volcanoclastic units separated by basalt and shale. The duplication may represent part of a sheared out fold hinge. It locates approximately two kilometres north of Seydou. A programme of trenching will be completed as initial follow-up.

Bazou

Bazou is located nine kilometres north northeast of the Tongon resource and overlies the contact between granodiorite, tuff and siltstone, cut by the dextral Main Shear Zone (MSZ). Bazou was highlighted where the MSZ horsetails into several splays resulting in the development of an extensional imbricate fan.

Detailed soil sampling covering a 6km^2 (200 metres by 50 metres) grid was completed. The updated regolith map shows that much of the area is covered by lateritic gravel with vast areas of lower laterite and a few isolated upper laterite plateaux. Sub-outcrop occurs in the east of the grid where three lithosamples of chert with pyrite and pyrrhotite were taken (results received returned values less than 0.1g/t).

Two zones of hummocky ground, 1.7 kilometres apart, were mapped in the centre of the target representing old artisanal workings. The south of the grid is truncated by a southwest flowing river. Complete soil sampling results have been received, highlighting a linear 040 trending 100ppb gold in soil anomaly measuring 3.8 kilometres by 100 metres with a maximum value of 1 162ppb. The anomaly is truncated by alluvial cover and continues southwest into Jubula. Pitting has been difficult due to the hard laterite cover and RAB drilling is proposed as a method of primary follow-up.

Koro Northwest Extension

Geologically the target overlies the contact between tuff and granodiorite where the MSZ intersects the Oleo Shear zone. Detailed soil sampling covering 14km^2 by a 200 metre by 50 metre grid was completed. The regolith map was also updated and shows that much of the area is covered by lateritic gravel, with a few isolated upper laterite plateaus and sub-crops on the erosional slopes in the west of the sampling grid. A large west flowing river splits the target in two and sandy soil was mapped in the southeast of the grid suggesting underlying granodiorite and thus confirming the aeromagnetic interpretation. Soil sampling results are pending.

Generative studies

Preparations are currently underway to fly an airborne electromagnetic survey, not only over the Nielle permit, which hosts the Tongon deposit, but also the adjacent Diouala and Fapoha permits on the Senoufo Greenstone Belt. This data will be integrated with our existing layers to further refine our targeting process in 2010. Randgold secured an additional permit through its joint venture with New Mining Côte d'Ivoire, Tengrela South, which is contiguous with the Boundiali permit.

Boundiali

The 1 314km^2 Boundiali permit is located approximately 60 kilometres west of Nielle and hosts numerous gold in soil anomalies, which have seen little follow-up exploration. During 2009, early stage exploration validated previous results and reprioritised work for 2010.


MALI
N
Dakar
SENEGAL
Bamako
BURKINA FASO
Ouagadougou
GUINEA
SIERRA LEONE
COTE D'IVOIRE
GHANA
LIBERIA
Abidjan
Accra
Birimian Belt
Proterozoic Plutonic rocks
Randgold permits
Capital city
600km

BURKINA FASO EXPLORATION

BURKINA FASO

Randgold made a strategic decision to sell the Kiaka project in the southeast of the country to Volta Resources Inc in the fourth quarter of 2009.

Exploration is now focused on the identification of new opportunities. A first pass review has been completed over the southwest corner of the country and includes the Greenstone Belts of Loumana, Banfora, Hounde and Boromo. A more detailed generative study is being applied, with the integration of our West African models to the geology, to identify areas of interest, in order to highlight permit applications and/or joint venture opportunities.

DEMOCRATIC REPUBLIC OF THE CONGO

Kibali

In the Democratic Republic of the Congo, following the acquisition of Moto Goldmines at the beginning of the fourth quarter, Randgold established a geological team on site at Kibali. The primary objective was to complete a detailed geological analysis of the KCD deposit, to understand the geology, structure, alteration and mineralisation and to construct a geological model to support the resource conversion work, as well as to look at the possibility of a lateral link between the KCD and Gorumbwa deposits.

Deposit geology

A geological analysis was completed to review the structural and lithological controls of the KCD deposit as well as to look at the possibility of a lateral link between the KCD and Gorumbwa deposits. Sixty core holes were validated and a geological map was produced. A geological aeromagnetic interpretation was also completed.

- Mineralisation is controlled by zones of texturally destructive albite-carbonate-silica alteration (syn D1) along faults with a similar orientation as S1. S1 is a regional shear fabric and in general strikes northwest with a low dip to the northeast, hosted within a package of banded iron formation (BIF), volcaniclastics and sediments. D1 is interpreted to be the results of shortening from the northeast with the West Nile block thrust over the basalt-volcaniclastic sequences, causing southwest verging folds and thrusts.
- Gold mineralisation was introduced during late D1 to D2 due to preferential fracturing of the albite-carbonate-silica alteration zones. S2 is an axial plane cleavage and in general strikes northeast with a moderate to steep dip northwest, explaining the northeast trending mineralised corridors. D2 also causes the folding of S1, creating double plunging folds, as observed in the KCD mineralised zones. A prominent stretching lineation, L1, was also observed. It has, in general, a shallow plunge towards the northeast and appears to control high grade mineralisation.
- Post-mineralisation D3 which produced a pervasive crenulation cleavage that in general strikes southeast with a low dip to the southwest.

Airborne geophysics

Aeromagnetic and radiometric data over the Moto area, acquired during the AngloGold Ashanti (AngloGold)-Barrick joint venture in the late 1990s, was received from AngloGold. A preliminary interpretation of the aeromagnetic data revealed strongly magnetic units, which correspond to banded iron formations (BIF) trending west-northwest. However, in the immediate vicinity of the KCD area the strata change



strike towards the northeast. Two generations of folding can be observed on the imagery: one set with the fold axis striking west-northwest and the other with fold axis strike northeast together with the development of brittle-ductile shears.

The radiometric survey results clearly indicated the presence of granites within the survey area, and assisted in identifying the remaining geology. There is evidence that the Watsa dome is composed of two different magmatic events, with the one (northeast portion) having a weak potassium enrichment, and the other (southwest portion) having a weak thorium (with some uranium) enrichment.

In 2010 we are planning an airborne electromagnetic survey over the permit area to enhance our geological understanding of the region and target new resource opportunities.

At Kibali, a geological analysis was completed to review the structural and lithological controls of the KCD deposit as well as to look at the possibility of a lateral link between the KCD and Gorumbwa deposits.

Resource drilling

Forty four diamond drill holes were completed at KCD, targeting the definition of pit/underground interface and infill drilling within the open pit boundary. All drilling results are shown in the table below and confirm the geological model. The top grade cut is 50g/t; the lower grade cut is 0.8g/t with up to a maximum of 4 metres internal dilution being incorporated into the composite. At present the intersections recorded are down the hole lengths.

Strategic holes: KCD - Gorumbwa gap drilling

Two holes were completed for 1 556.7 metres. The objectives were to:

- Obtain a better understanding of the geology as there is little outcrop west of Durba hill;
- Test for additional alteration/structural corridors; and
- Evaluate the potential of linking mineralisation between KCD and Gorumbwa.

In DDD456 a 45 metre wide deformed and altered (Si and pyrite) zone was intersected from 515 to 560 metres. Within it, anomalous sections grade: 7 metres at 1.63g/t (515 to 522 metres), 8.05 metres at 3.43g/t (536.75 to 544.8 metres) and 4.2 metres at 1.15g/t. This zone may be linked with Sessenge towards the southeast, which would extend Sessenge for about 150 metres further northwest, while results for DDD457 returned multiple mineralised zones with a best intersection of 3.1 metres at 4.75g/t from 450 metres. The data is being integrated into an updated geological model and additional drill holes will be planned to further evaluate the potential of this area.

Regional soil sampling

The regional soil sampling programme on the priority 1 area has progressed well. Four new anomalous areas were identified based on gold in soil values above 9ppb. All are located within the prospective volcaniclastic sediments which host the main Kibali mineralisation.

DEMOCRATIC REPUBLIC OF THE CONGO EXPLORATION


CENTRAL AFRICAN REPUBLIC
CAMEROON
CONGO
GABON
DEMOCRATIC REPUBLIC OF CONGO
Kinshasa
UGANDA
KENYA
RWANDA
BURUNDI
TANZANIA
ANGOLA
ZAMBIA
N
Archean
Mesoproterozoic
Kibali permits
Capital city
600km

KIBALI: KCD DIAMOND DRILL HOLE RESULTS (since acquisition of Moto Goldmines)

Hole ID	Programme aim	From (m)	To (m)	Interval (down hole) (m)	Grade
DDD353	Definition of pit/ underground interface	0.00	4.00	4.00	1.15
		31.55	36.65	5.10	0.81
		43.55	62.00	18.45	2.34
		121.00	151.00	30.00	4.21
		155.00	163.00	8.00	1.48
		369.00	395.00	26.00	3.18
DDD363	Definition of pit/ underground interface	0.00	2.00	2.00	1.38
		10.00	12.00	2.00	0.97
		30.00	43.50	13.50	6.72
		48.00	66.00	18.00	8.39
		102.00	120.00	18.00	2.04
		166.00	176.00	10.00	3.27
		256.00	258.00	2.00	5.22
		266.00	268.00	2.00	0.86
		376.00	378.00	2.00	1.14
		434.00	452.00	18.00	2.48
DDD366	Definition of pit/ underground interface	23.00	27.00	4.00	2.36
		37.45	47.00	9.55	1.98
		85.00	87.00	2.00	1.41
		95.00	133.00	38.00	3.41
		163.00	165.00	2.00	1.09
		181.00	187.00	6.00	0.98
		217.00	223.00	6.00	1.60
		231.00	233.00	2.00	1.35
		237.00	239.00	2.00	0.86
		247.00	259.00	12.00	0.94
		273.00	275.00	2.00	1.01
		295.00	297.00	2.00	0.85
		319.00	**327.00**	**8.00**	**15.92**
		383.00	393.00	10.00	2.67
		399.00	427.00	28.00	6.51
		431.00	447.00	16.00	3.42
		461.00	465.00	4.00	2.49
		473.00	475.00	2.00	0.90
		495.00	505.00	10.00	0.85
		513.00	519.00	6.00	0.91
		531.00	567.00	36.00	4.59
		571.00	587.00	16.00	5.53
		591.00	601.00	10.00	1.23
		607.00	611.00	4.00	0.99
DDD382	Definition of pit/ underground interface	12.00	47.95	35.95	1.49
		68.00	72.00	4.00	1.37
		78.00	86.00	8.00	2.27
		92.00	96.00	4.00	1.03
		138.00	148.00	10.00	0.93
		152.00	158.00	6.00	1.64
		168.00	**178.00**	**10.00**	**7.27**
		184.00	186.00	2.00	1.00
		202.00	204.00	2.00	1.03
		208.00	210.00	2.00	1.32
		220.00	230.00	10.00	1.50
		250.00	264.00	14.00	1.93
		284.00	290.00	6.00	1.54
		310.00	312.00	2.00	1.81
		396.00	400.00	4.00	7.59
		426.00	428.00	2.00	17.50
DDD410	KCD pit drilling	91.00	97.00	6.00	0.81
		100.00	101.00	1.00	0.89
		112.00	121.00	9.00	0.89
		129.00	139.00	10.00	1.57
		141.00	151.00	10.00	1.93
		154.00	158.00	4.00	2.91
		163.00	170.00	7.00	1.61
		171.00	176.80	5.80	1.44
DDD413	KCD pit drilling	13.00	15.00	2.00	1.01
		46.00	73.00	27.00	2.42
		131.00	163.00	32.00	5.27
		166.00	176.00	10.00	4.13
		179.00	203.00	24.00	5.03
		206.00	230.00	24.00	3.32
		238.00	240.00	2.00	3.80
		247.00	259.00	12.00	6.58
DDD414	KCD pit drilling	23.00	34.00	11.00	2.76
		38.00	49.00	11.00	1.80
		65.00	70.00	5.00	6.27
		74.00	76.00	2.00	3.15
		84.00	86.00	2.00	1.25
		101.00	112.00	11.00	1.82
		186.00	191.00	5.00	1.92
		196.00	198.00	2.00	2.15
		205.00	212.00	7.00	1.66
		235.00	239.00	4.00	3.27
		241.00	257.00	16.00	3.19
		267.00	279.00	12.00	2.17
		285.00	290.00	5.00	6.11

Hole ID	Programme aim	From (m)	To (m)	Interval (down hole) (m)	Grade
(continued)					
DDD415	KCD pit drilling	29.00	31.00	2.00	3.85
		99.00	117.00	18.00	3.28
DDD416	KCD pit drilling	**56.00**	**72.00**	**16.00**	**6.75**
		74.00	105.00	31.00	5.12
		141.00	153.00	12.00	1.17
		167.00	169.00	2.00	0.96
		174.00	192.00	18.00	1.65
		196.00	200.45	4.45	5.42
DDD418	KCD pit drilling	0.00	4.00	4.00	2.12
		23.00	25.00	2.00	3.85
		28.00	**38.00**	**10.00**	**11.85**
		43.00	45.00	2.00	2.22
		63.00	67.00	4.00	1.50
DDD419	KCD pit drilling	**0.00**	**5.20**	**5.20**	**8.18**
		6.00	8.00	2.00	12.86
		94.00	105.00	11.00	2.68
DDD420	KCD pit drilling	0.00	17.00	17.00	3.41
		20.00	32.00	12.00	1.76
		34.00	59.00	25.00	3.80
DDD421	KCD pit drilling	**2.00**	**20.00**	**18.00**	**7.28**
		22.00	29.00	7.00	2.68
		80.00	83.00	3.00	1.27
		102.00	106.00	4.00	0.81
DDD422	KCD pit drilling	0.00	5.00	5.00	1.51
		161.00	164.00	3.00	12.53
		168.00	172.00	4.00	5.77
		177.00	181.00	4.00	3.80
		190.00	198.00	8.00	4.09
		202.00	207.00	5.00	1.29
		228.00	230.00	2.00	4.27
		237.00	**244.00**	**7.00**	**7.08**
		260.00	274.00	14.00	2.66
		279.00	**306.00**	**27.00**	**5.56**
DDD423	KCD pit drilling	106.00	108.00	2.00	1.59
		143.00	**173.00**	**30.00**	**12.22**
DDD424	KCD pit drilling	60.00	96.00	36.00	7.50
DDD425	KCD pit drilling	93.00	121.00	28.00	12.99
DDD426	KCD pit drilling	63.00	74.00	11.00	1.73
		79.00	94.00	15.00	1.22
		101.00	109.00	8.00	1.91
		120.00	124.00	4.00	1.31
		143.00	153.00	10.00	2.22
		158.00	169.00	11.00	3.25
		174.00	178.00	4.00	0.91
		181.00	184.00	3.00	2.85
		193.00	195.00	2.00	0.83
		227.00	229.00	2.00	1.24
DDD427	KCD pit drilling	51.00	53.00	2.00	1.22
		161.00	165.00	4.00	1.14
DDD428	KCD pit drilling	69.00	72.00	3.00	1.44
		113.00	136.00	23.00	3.62
		206.00	211.00	5.00	3.33
		215.00	260.00	45.00	2.80
		272.00	280.00	8.00	1.38
DDD437	KCD pit drilling	0.00	3.00	3.00	1.44
		45.00	49.00	4.00	1.35
		52.00	55.00	3.00	2.62
DDD439	KCD pit drilling	4.00	6.00	2.00	1.23
		18.00	22.00	4.00	0.84
		133.00	137.00	4.00	2.15
		148.00	151.00	3.00	1.86
		157.00	164.00	7.00	2.28
		171.00	173.00	2.00	1.05
		177.00	191.00	14.00	3.08
DDD445	KCD pit drilling	101.00	110.00	9.00	1.93
		166.00	183.00	17.00	2.02
		186.00	189.00	3.00	1.84
		207.00	224.00	17.00	4.66
		243.00	251.00	8.00	6.01
		269.00	275.00	6.00	1.86
DDD447	KCD pit drilling	**0.00**	**3.00**	**3.00**	**2.64**
		20.00	60.00	40.00	3.48
		115.00	123.00	8.00	2.82
DDD448	KCD pit drilling	0.00	9.00	9.00	7.27
		111.00	113.00	2.00	1.04
DDD450	KCD pit drilling	0.00	27.00	27.00	7.21
		30.00	35.00	5.00	4.77
		42.00	49.00	7.00	1.60
		53.00	57.00	4.00	1.02
DDD451	KCD pit drilling	62.00	65.00	3.00	32.01
		66.00	**110.00**	**44.00**	**9.69**
		115.00	122.00	7.00	1.31
		126.00	128.00	2.00	1.65
DDD452	KCD pit drilling	**68.00**	**97.00**	**29.00**	**6.19**
		141.00	145.00	4.00	4.19

KIBALI: KCD DIAMOND DRILL HOLE RESULTS (since acquisition of Moto Goldmines)

(continued)

Hole ID	Programme aim	From (m)	To (m)	Interval (down hole) (m)	Grade
DDD453	KCD pit drilling	92.00	96.00	4.00	0.90
		113.00	**124.00**	**11.00**	**7.97**
		130.00	142.00	12.00	3.48
		148.00	164.00	16.00	3.99
		180.00	**187.00**	**7.00**	**6.20**
DDD454	KCD pit drilling	58.00	86.95	28.95	2.92
DDD455	KCD pit drilling	66.00	68.00	2.00	1.96
		94.00	96.00	2.00	5.41
		113.00	121.00	8.00	1.45
		124.00	141.00	17.00	2.85
		145.00	148.00	3.00	1.52
DDD341	Definition of pit/ underground interface	96.00	110.00	14.00	2.27
		214.00	216.00	2.00	0.89
		222.00	238.00	16.00	2.23
		252.00	276.00	24.00	5.2
DDD342	Definition of pit/ underground interface	48.00	50.00	2.00	3.52
		110.00	114.00	4.00	1.24
		214.00	218.00	4.00	3.01
		230.00	240.00	10.00	7.9
DDD351	Definition of pit/ underground interface	0.00	6.75	6.75	3.58
		32.00	58.00	26.00	3.61
		66.00	74.00	8.00	1.05
		305.00	307.00	2.00	1.08
		365.00	377.00	12.00	4.92
DDD352	Definition of pit/ underground interface	0.00	2.00	2.00	0.91
		12.00	24.00	12.00	0.91
		45.00	54.00	9.00	0.72
		284.00	286.00	2.00	3.82
		316.00	348.00	32.00	9.42
		390.00	398.00	8.00	1.94
DDD412		18.00	39.00	21.00	2.74
		44.00	146.00	102.00	5.41
		152.00	183.0	31.00	3.82
		200.00	202.00	2.00	2.51
		224.00	226.00	2.00	2.13
DDD444		0.00	1.00	1.00	0.9
		20.00	32.00	12.00	4.27
		42.00	64.00	22.00	6.87
		70.00	103.00	33.00	4.12
		108.00	134.00	26.00	1.42
		140.00	150.00	10.00	3.25
		162.00	164.00	2.00	5.51
		174.00	179.00	5.00	2.07
DDD403A	Definition of pit/ underground interface	0.00	6.00	6.00	0.64
		34.00	41.90	7.90	0.73
		51.00	54.00	3.00	0.76
		58.00	61.00	3.00	1.05
		147.00	151.00	4.00	0.93
		153.00	158.00	5.00	1.57
		300.00	315.00	15.00	4.90
		323.80	338.00	14.20	5.86
		341.00	367.00	26.00	1.80
		370.00	378.00	8.00	1.03
		384.00	394.80	10.80	2.74
DDD429	KCD pit drilling	25.00	28.00	3.00	0.52
		35.00	46.00	11.00	1.77
DDD435	KCD pit drilling	0.00	14.00	14.00	1.81
		36.00	38.00	2.00	0.78
		45.00	49.00	4.00	1.32
		67.00	70.00	3.00	1.64
DDD442	KCD pit drilling	0.00	3.00	3.00	1.13
		33.00	38.00	5.00	1.76
		78.00	86.00	8.00	0.66
		90.00	106.10	16.10	7.77
		109.00	122.00	13.00	1.25
DDD449	KCD pit drilling	0.00	2.00	2.00	0.80
		15.00	19.00	4.00	1.43
		25.00	27.00	2.00	0.78
DDD456	Strategic hole	179.00	181.00	2.00	0.75
		353.00	355.00	2.00	2.23
		515.00	522.00	7.00	1.63
		536.75	544.80	8.05	3.43
		555.80	560.00	4.20	1.15
		576.00	578.00	2.00	0.57
DDD457	Strategic hole	38.00	39.90	1.9	0.55
		132.00	133.90	1.9	0.64
		136.00	137.90	1.9	0.63
		256.00	257.90	1.9	0.80
		402.00	403.50	1.5	0.51
		426.00	432.10	6.1	0.75
		450.00	453.10	3.1	4.75
		472.00	473.60	1.6	0.65
		642.00	643.80	1.8	0.67
		790.00	791.80	1.8	4.92

Anomaly 1 trends north while anomalies 2, 3 and 4 trend northeast. Anomaly 4 could be the extension of Dembu. Strike lengths and widths are as follows: Anomaly 1 is 3 kilometre by 400 metres; Anomaly 2 is 3.5 kilometres by 200 metres; Anomaly 3 is 3 kilometres by 500 metres; and Anomaly 4 is 2.5 kilometres by 1.4 kilometres.

Objectives for 2010

Objectives in 2010 at Kibali include:

- Continued resource conversion work, not only on the KCD deposit but also satellite deposits.
- The identification of new near mine resources.
- Generative work on the wider lease area through the completion of soil sampling and an airborne electro-magnetic survey.

GHANA

A strategic decision was made to stop active exploration in Ghana and return our portfolio of four permits covering 1 841km² back to the government after five years of research.

During the five years from 2004 to 2009, the prospectivity of Ghana was continually assessed. Seven mines were visited to understand the mineralisation, structure, alteration and geology. Eight advanced targets were assessed and eight promising junior exploration companies reviewed. In addition, 43 exploration concessions offered for joint venture were analysed, while 60 open areas, available for application, failed to meet the basic geological filters to proceed to the next stage.

Randgold actively explored eleven exploration permits covering a surface area of 7 770km² over the five years but failed to find an advanced target for drilling.

While active exploration will cease in this country, our partnership will continue with Inter Afrique in order for Randgold to react should an opportunity meeting the company's criteria arise.

TANZANIA

All exploration activities have been suspended and we have returned the permits in our portfolio to government. We do however retain a small office in Mwanza to keep track of opportunities.

Work is now focused on understanding the Central African geological framework and more importantly the geological model for the Kibali gold deposits in the northeast Democratic Republic of the Congo (DRC).

NEW BUSINESS

In 2009, Randgold highlighted its intention to broaden its exploration horizons to encompass the prospective rocks of the Congo Craton. The subsequent acquisition of its joint venture position in the Kibali gold project and its large ground holding in north eastern DRC was a significant step in executing this strategy.

AFRICA: HUNTING THE NEXT MULTI-MILLION OUNCE DEPOSIT


Tasiast
Morila
Kalsaka
Sadiola
Samira Hill
Loulo
Siguiri
Ahafo
Bonikro
Obuasi
Tarkwa
Bogoso\Pretea
Geita
North Mara
Bulyanhulu
Golden Pride
Proterozoic
Archean
Gold mines
Projects

The Congo Craton, which ranges from the well known deposits of Tanzania through the east of the Democratic Republic of the Congo and the Central African Republic to Cameroon, has the potential to be the next 'go to' gold province in Africa and the world and the company's intention is to grow its presence in the area.

During the past year, Randgold has reviewed the data from a number of junior explorers together with the information now being generated from the Kibali project and is well placed to advance this strategy, while building its exploration portfolio across four countries in West Africa. At the same time, it will continue to review external opportunities which may have the potential to meet its investment criteria.

Such external opportunities will be rated against the company's own organic growth prospects, which provide an accurate means of measuring value. Randgold's success in making its own discoveries gives it the ability to increase its production without having to buy in ounces, and its core goal therefore remains the discovery and development of profitable mining opportunities, and the creation of value through organic growth.

RESERVES AND RESOURCES



TABLE OF MINERAL RIGHTS

at 31 December 2009

Country	Type	Area (km²)	Area (miles²)	Effective equity (%)
MALI				
■ Loulo	EP	372	144	80.0
■ Morila	EP	200	77	40.0
■ Bena	EEP	16	6	80.0
■ Walia-Kenieko	EEP	94	36	40.0
■ Zaniena	EEP	257	99	80.0
■ Konyi	EEP	250	97	80.0
CÔTE D'IVOIRE				
■ Nielle	EEP	751	290	89.0
■ Boundiali	EEP	1 314	507	81.0
■ Dabakala	EEP	191	74	81.0
■ Dignago	EEP	1 000	386	81.0
■ Apouasso	EEP	1 000	386	81.0
■ Fapoha	RP	559	216	81.0
■ Tengrela South	RP	559	216	81.0
■ Diaouala	EEP	977	377	81.0
■ Mankono	RP	704	272	81.0
SENEGAL				
■ Kanoumering	EEP	303	117	83.0
■ Kounemba	EEP	305	118	83.0
■ Miko	EEP	95	37	83.0
■ Dalema	EEP	401	155	83.0
■ Tomboronkoto	EEP	300	116	83.0
■ Bambadji	EEP	344	133	51.0
BURKINA FASO				
■ Basgana	EEP	250	97	81.0
■ Bourou	EEP	122	47	81.0
■ Tanema	EEP	247	95	81.0
■ Yibogo	EEP	247	95	81.0
■ Nakomgo	EEP	237	92	81.0
■ Safoula	EEP	249	96	81.0
■ Daworo	EP	250	97	81.0
■ Tiakane	EEP	196	76	81.0
DEMOCRATIC REPUBLIC OF THE CONGO				
■ Kibali				
□ 11447	EEP	227	88	45.0
□ 11467	EEP	249	96	45.0
□ 11468	EEP	46	18	45.0
□ 11469	EEP	92	36	45.0
□ 11470	EEP	31	12	45.0
□ 11471	EEP	113	44	45.0
□ 11472	EEP	85	33	45.0
□ 5052	EEP	302	117	45.0
□ 5073	EEP	399	154	45.0
□ 5088	EEP	292	113	45.0
TOTAL AREA		**13 624**	**5 260**	

RESOURCE TRIANGLE

MINES	**Morila** Mali **Loulo** Mali **Yalea underground** - Loulo Mali
DEVELOPMENT PROJECTS	**Gara underground** - Loulo Mali **Tongon** Côte d'Ivoire
FEASIBILITY PROJECTS	**Massawa feasibility** Senegal **Gounkoto feasibility** Mali **Kibali feasibility** DRC



Reserve definition 7
Measured and indicated resources 6
Inferred resources 9
Advanced targets 12
Follow-up targets 37
Identified targets 58
Regional exploration 121
Total 250

■ Burkina Faso
■ Côte d'Ivoire
■ DRC
■ Mali
■ Senegal

EP *Exploitation permit*
EEP *Exclusive exploration permit*
PL *Prospecting licence*
RL *Reconnaissance licence*
RP *Reconnaissance permit*

ANNUAL RESOURCE AND RESERVE DECLARATION

at 31 December

MINE/PROJECT	Category	Tonnes Mt 2009	Tonnes Mt 2008	Grade g/t 2009	Grade g/t 2008	Gold Moz 2009	Gold Moz 2008	Attributable gold Moz 2009	Attributable gold Moz 2008
MEASURED, INDICATED AND INFERRED MINERAL RESOURCES									
■ Kibali								**45%**	
	Measured	**-**	-	**-**	-	**-**	-	**-**	-
	Indicated	**131.49**	-	**3.29**	-	**13.93**	-	**6.27**	-
Sub total	Measured and indicated	**131.49**	-	**3.29**	-	**13.93**	-	**6.27**	-
	Inferred	**51.06**	-	**3.55**	-	**5.83**	-	**2.62**	-
■ Loulo								**80%**	80%
	Measured	**10.65**	12.50	**3.82**	3.85	**1.31**	1.55	**1.05**	1.24
	Indicated	**52.46**	50.19	**4.66**	4.73	**7.86**	7.63	**6.29**	6.10
Sub total	Measured and indicated	**63.10**	62.69	**4.52**	4.55	**9.17**	9.18	**7.33**	7.34
	Inferred	**25.47**	24.23	**2.89**	2.86	**2.36**	2.23	**1.89**	1.78
■ Gounkoto								**80%**	80%
	Measured	**-**	-	**-**	-	**-**	-	**-**	-
	Indicated	**8.38**	-	**7.28**	-	**1.96**	-	**1.57**	-
Sub total	Measured and indicated	**8.38**	-	**7.28**	-	**1.96**	-	**1.57**	-
	Inferred	**4.75**	-	**6.00**	-	**0.92**	-	**0.73**	-
■ Morila								**40%**	40%
	Measured	**16.76**	20.64	**1.49**	1.75	**0.80**	1.16	**0.32**	0.46
	Indicated	**-**	-	**-**	-	**-**	-	**-**	-
Sub total	Measured and indicated	**16.76**	20.64	**1.49**	1.75	**0.80**	1.16	**0.32**	0.46
	Inferred	**0.95**	-	**0.81**	-	**0.02**	-	**0.01**	-
■ Tongon								**89%**	84%
	Measured	**-**	-	**-**	-	**-**	-	**-**	-
	Indicated	**38.85**	38.18	**2.89**	2.89	**3.61**	3.55	**3.21**	2.98
Sub total	Measured and indicated	**38.85**	38.18	**2.89**	2.89	**3.61**	3.55	**3.21**	2.98
	Inferred	**11.70**	10.30	**2.59**	2.65	**0.97**	0.88	**0.87**	0.74
■ Massawa								**83%**	83%
	Measured	**-**	-	**-**	-	**-**	-	**-**	-
	Indicated	**17.43**	-	**4.16**	-	**2.33**	-	**1.94**	-
Sub total	Measured and indicated	**17.43**	-	**4.16**	-	**2.33**	-	**1.94**	-
	Inferred	**6.24**	36.76	**3.39**	2.87	**0.68**	3.39	**0.57**	2.82
TOTAL RESOURCES									
	Measured and indicated	**276.02**	121.51	**3.58**	3.56	**31.79**	13.89	**20.64**	10.79
	Inferred	**100.17**	71.30	**3.35**	2.84	**10.78**	6.50	**6.69**	5.34
PROVEN AND PROBABLE RESERVES									
■ Kibali								**45%**	
	Proven	**-**	-	**-**	-	**-**	-	**-**	-
	Probable	**63.80**	-	**4.48**	-	**9.19**	-	**4.14**	-
Sub total	Proven and probable	**63.80**	-	**4.48**	-	**9.19**	-	**4.14**	-
■ Loulo								**80%**	80%
	Proven	**5.55**	7.08	**3.48**	3.38	**0.62**	0.77	**0.50**	0.62
	Probable	**43.91**	43.51	**4.54**	4.60	**6.41**	6.43	**5.13**	5.14
Sub total	Proven and probable	**49.45**	50.59	**4.42**	4.42	**7.03**	7.20	**5.63**	5.76
■ Gounkoto								**80%**	80%
	Proven	**-**	-	**-**	-	**-**	-	**-**	-
	Probable	**7.47**	-	**6.83**	-	**1.64**	-	**1.31**	-
Sub total	Proven and probable	**7.47**	-	**6.83**	-	**1.64**	-	**1.31**	-
■ Morila								**40%**	40%
	Proven	**9.85**	13.74	**1.74**	2.02	**0.55**	0.89	**0.22**	0.36
	Probable	**6.91**	6.88	**1.14**	1.14	**0.25**	0.25	**0.10**	0.10
Sub total	Proven and probable	**16.76**	20.62	**1.49**	1.72	**0.80**	1.14	**0.32**	0.46
■ Tongon								**89%**	84%
	Proven	**-**	-	**-**	-	**-**	-	**-**	-
	Probable	**38.02**	38.25	**2.63**	2.57	**3.22**	3.16	**2.86**	2.65
Sub total	Proven and probable	**38.02**	38.25	**2.63**	2.57	**3.22**	3.16	**2.86**	2.65
■ Massawa								**83%**	83%
	Proven	**-**	-	**-**	-	**-**	-	**-**	-
	Probable	**10.51**	-	**4.62**	-	**1.56**	-	**1.30**	-
Sub total	Proven and probable	**10.51**	-	**4.62**	-	**1.56**	-	**1.30**	-
TOTAL RESERVES									
	Proven and probable	**186.01**	109.46	**3.92**	3.27	**23.45**	11.50	**15.56**	8.87

Randgold reports its mineral resources and ore reserves in accordance with the JORC code and are equivalent to National Instrument 43-101. The reporting of ore reserves is also in accordance with Industry Guide 7. Pit optimisation is carried out at a gold price of US$700 per ounce; underground reserves are also based on a gold price of US$700 per ounce. Dilution and ore loss are incorporated into the calculation of reserves. Cautionary note to US investors: The United States Securities and Exchange Commission (the 'SEC') permits mining companies, in their filings with the SEC, to disclose only proven and probable ore reserves. Randgold uses certain terms in this annual report such as 'resources', that the SEC does not recognise and strictly prohibits the company from including in its filings with the SEC. Investors are cautioned not to assume that all or any parts of the company's resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.
See glossary of terms on website at www.randgoldresources.com.


PolioPlus


PEOPLE AND
PARTNERSHIPS
PEOPLE & PARTNERSHIPS

PEOPLE AND PARTNERSHIPS

We believe that a successful mining company is one which is profitable while meeting its social responsibilities in the countries and communities in which it operates.

Strong local relationships are one of the foundation stones on which the company has been built. For each new development, a process of assessment and engagement is undertaken to ensure that the positive impacts of the operation are maximised and the negative impacts minimised.

SOCIAL RESPONSIBILITY AND ENVIRONMENTAL SUSTAINABILITY

Our general approach is guided by the IFC Guidelines on Environmental, Safety and Health and specifically on IFC Guidelines related to Mining and Performance Standards on Social and Environmental Sustainability. OHSAS 18001, the Occupational Health and Safety Advisory Service's occupational health and safety standards, and ISO 14001, the international environmental standards, guide health, safety and environmental management practices on our operations. All social and environmental assessments are reviewed by an independent party to ensure compliance to these codes.

During the early exploration stage our aim is to make as small a social impact as possible. Once a target progresses to feasibility, full social, medical and environmental baseline studies are conducted, which define the pre-mining conditions and are used as benchmarks while the project develops and when it moves into production. Full environmental and social impact assessments are generated including public participation programmes with the local communities where the impacts, both negative and positive, are communicated and considered. During the past year social, economic and environmental baseline studies were completed on Massawa and Gounkoto, while previous studies completed at Kibali were reviewed with the completion of gap analyses and implementation of programmes to ensure compliance to our standards.

Community liaison committees, consisting of a broad spectrum of community representatives, are set up prior to production and provide a forum for regular, open dialogue where problems can be tabled and mutually acceptable solutions found. Randgold has now started its fifth such process at Gounkoto by initiating dialogue between our exploration team and the surrounding villages. Our exploration team represents our first interface with the community and it is instrumental in allaying suspicions and conflicts, while building relationships based on trust between future mines and the community.

To keep environmental and social issues in the forefront of our business, an executive committee was formed during the year that meets quarterly to review all environmental and social action plans. A summary of this review is presented at each group board meeting.

Policy

Our integrated social and environmental management process identifies potentially negative and positive impacts. The implementation of sustainable environmental



A solemn moment as truck 11 prepares to remove its last load from the Morila pit, marking the end of mining at the multi-million ounce gold producing mine.

and social responsibility strategies aim to minimise negative impacts and maximise the positive impacts of our activities, commensurate with our business strategy and with national and IFC standards. The implementation and effectiveness of these strategies is audited by independent external consultants Digby Wells Associates (DWA) and monitored internally on a quarterly basis by the group's environmental and social oversight committee.

To achieve the aims of our policy, we:

- Encourage and reward the use of integrated environmental management to ensure that management decision making processes include a sensitive and holistic consideration of environmental issues. To facilitate this, all projects must include a comprehensive environmental and social impact assessment. Where appropriate, specialist consultants are employed.
- Maintain positive relationships with neighbouring communities, local and national government authorities, NGOs and aid agencies, and the public.
- Respect and consult with the communities in the areas affected by our operations so that these communities receive fair treatment and where possible benefit from our activities.
- Budget a percentage of profit for sustainable community development projects. The projects are selected and prioritised in consultation with communities and carried out in cooperation with community members.
- Aim to forge a pact with employees by demonstrating respect for fundamental human rights, including workplace rights, employee development and the need for a healthy and safe workplace.
- Strive for the highest quality of rehabilitation, waste management and environmental protection in the most cost effective manner.
- Strive to optimise the consumption of energy, water and other natural resources.
- Through the introduction of new alternative, environmentally friendly products and processes, as they become available, avoid the use or release of substances which, by themselves or through their manufacturing process, may damage the environment.
- Practice responsible environmental stewardship to meet the demands of local communities, host country government requirements and international standards, and strive for continuous improvement of environmental performance.

Group environmental and social oversight committee

As highlighted above, a new group environmental and social oversight committee was set up during the year in order to oversee and drive the company's policies in this regard, recognising the importance of this area to our business. All the members are drawn from the group's executive committee, including the CEO and the general manager: evaluation and environment. The committee met three times last year and will meet quarterly or more often as required.

During 2009, topics considered by the committee included the following:

- The report on the internal and external environmental audits on the Loulo and Morila operations and the Tongon project.
- Phase 1 of the resettlement action plan (RAP) at Tongon.
- The building of schools and town planning at Loulo, Tongon and Poungbe.
- Quarterly environmental, community development and other social reports from operations.
- Community development work at Tenkhoto - including disaster relief in the form of providing medicine and blankets after a fire, repairing the road and installing two boreholes for potable water supply.
- Rehabilitation and closure plans for Morila and Loulo.
- All environmental incidents.
- Social unrest experienced in July 2009 in the Loulo area.
- Loulo, Kibali and group social and environmental strategic workshops' outputs.
- Initial meeting with USAID on Morila agribusiness initiative.
- Community development budgets and the integrated development action plans submitted by the community development committees from the most affected villages surrounding the company's operations.
- Review of ISO 14001, (International Standards Organisation's environmental standards), implementation progress in the group.
- NGO's 'Doc to Dock' and 'CURE' hospital equipment approvals.

The environmental management

Monthly monitoring programmes incorporating dust fallout levels, physiochemical, cyanide, oil, grease and bacteriological levels of surface and groundwater across the mine sites and tailings storage facilities as well as surrounding water courses continued throughout the year. No pollution or breach of World Bank guidelines occurred.

A Notice of Environmental and Social Impact Assessment (NESIA) was approved by the National Director of Sanitation and Control of Pollution and Nuisances for the mining of the Loulo 1, 2 and 3 areas on the Loulo permit as required by national legislation.

Morila is ISO 14001 certified and Loulo continues to proceed towards certification. This is planned for 2010. As part of this procedure dust suppression has been improved by the installation of a dust extractor at the screening plant and telescopic chutes on the crushed stockpiles.

Environmental management plans will be implemented in Tongon on start up of production which will be in line with ISO 14001 to allow for the rapid accreditation of the mine.

Closure studies of the Morila Tailings Storage Facility have concentrated on looking at various options available including a sampling exercise over the dam with full environmental leach testwork. Based on results the optimum closure design will be identified. Closure plans at Loulo continue to be updated with the changing mining environment to ensure appropriate reclamation costs are allocated.

Community development

To survive and prosper, Randgold must be an integral part of and benefit the communities of which it is a corporate citizen. Establishing and maintaining good relations with the communities requires constant and effective two-way communication and in pursuit of such relationships we have a sustainable community development strategy backed by a budget and community development departments. We believe we have been more successful in community endeavours than most other mining companies operating in Africa. However, the need to stay focused and continually improve was brought home to us when we suffered a setback in July 2009 in community relations at our Loulo mine. Members of the community - mainly but not exclusively young job seekers newly arrived in the area - became upset about the method of recruitment of the new surface mining contractor, which had brought its mining team with it from Morila. The group disrupted operations which were suspended for 36 hours, allowing the authorities to restore the situation to normal. We have had an independent audit carried out and have implemented its recommendations, such as intensifying our interaction with the communities surrounding our operations.

Projects

During the year community development spending on projects identified by the representatives of the communities situated close to our operations was in excess of US$2 million. This excludes the direct community and social work undertaken by the group, including the RAP at Tongon, the provision of medical care to villagers living close to our operations, the excellent community work done on our exploration sites and the work at Kibali to carry out medical and other baseline studies and social/economic/human rights and other impact studies.

The focus areas for our community development efforts have remained the creation of sustainable employment opportunities, primary health care, education, food security, and potable water provision.

The projects recommended by the community committees and completed during the year included the following:

Health and the provision of potable water

- Implementation of malaria control programmes which include entomological studies, the provision of treated mosquito nets to vulnerable people in villages, and the spraying of houses.
- HIV/Aids interventions by the mines' medical officers in co-operation with local NGOs in the local villages and the work site. These include education and awareness training, voluntary HIV testing for all and specifically among high risk individuals such as sex workers and heavy vehicle drivers.
- Provision of potable water, including in 2009 the rehabilitation of dams, the provision of 16 potable water wells and pumps to villages surrounding our mines (mostly to the Tongon project). In addition, villagers were assisted in or trained to repair and refurbish pumps that had stopped functioning.
- Provision of primary medical care to people living in villages close to our mines and projects, including construction of a pharmacy in Finkola, the fencing of the Morila village maternity clinic and donations to the Guenoubanta village clinic.
- Morila and Loulo mines combined to initiate a relationship with a United States based NGO Doc to Dock that will deliver a container holding US$350 000 worth of medical equipment and supplies to clinics and hospitals near Morila and Loulo. The needs of these hospitals and clinics were assessed during 2009 by our mine medical officers. The mines will pay for the packing and shipping of the container.
- It is planned to extend this relationship to Tongon and Kibali in 2010 through Doc to Dock and it's affiliated NGO in the USA CURE. The latter NGO operates in the DRC and has already identified the needs of clinics and hospitals in the Watsa and Durba area where Kibali is situated and where there is a great need for medical equipment. CURE was assisted in its study by the Catholic Church at Doko and the Kibali project. Funding was authorised for two containers for Kibali and one for Tongon.

Education

The following activities centred on improving education levels within the local communities:

- One new school, 12 school classrooms, related school furniture and learning resources were delivered to villages surrounding our operations in Mali and at villages surrounding the Tongon project in Côte d'Ivoire.
- Technical scholarships for young African students are being funded at universities in Senegal, Algeria (Julian Baring Scholarship) and Côte d'Ivoire.

Agriculture/food security

- Seeds were supplied to farmers and gardeners at Loulo and Morila.
- Vegetables seeds were supplied to gardeners' associations and women's associations in the surrounding villages.
- One tractor, equipped with a plough and trailer, was acquired by Loulo mine and handed over to the local farming community.
- 15 kilometres of road was completed from the Tongon project to Flassoungovogo to facilitate the movement of residents between villages and markets.
- At Morila the establishment of the agribusiness activities started with a soil sampling campaign and mapping activities. A mapping programme was completed in December and a total of 3 268 samples were collected. A partnership has been established with USAID through its technical branch - Integrated Initiatives for Economic Growth in Mali (IICEM). With this new entity, Morila management conducted an information forum among

the community to share the idea behind the agribusiness of providing sustainable employment opportunities in agriculture when the mine closes in 2013. An action plan with a defined responsibility and role for each player has been clarified.

- The Morila CLD (local development committee) bought two tractors for its co-operative farming efforts, with money donated by the mine.

Special projects

- Construction of a large road bridge and the rehabilitation of roads around Tongon to enable villagers to travel to the two largest market towns in the area.
- Independent consultants DWA conducted an audit of social issues at Loulo during the year and the DWA recommendations such as improving communications with communities and formalising the grievance resolution procedure, have been implemented.
- The village of Tenkhoto, which is close to our Massawa target, suffered a severe fire in December when three people were burnt to death. The exploration project donated US$25 000 worth of mattresses and blankets as emergency relief.
- An initial social and environmental strategic workshop was held in December 2009 at Kibali. The workshop's social objectives were to provide an integrated strategy for community development, the RAP and the relocation of illegal gold washers.
- As part of the Tongon project a resettlement action plan was agreed with 390 farmers living in 68 farming hamlets on the Tongon mine's proposed footprint. The hamlets comprised 359 dwellings, 2 000 residents and 579 agricultural fields. This required the development and implementation of a RAP that was fully aligned with IFC Guidelines. The RAP was preceded by the Tongon social impact assessment which was monitored and signed off by Côte d'Ivoire government officials and representatives from the directly affected community. The resettlement approach that was implemented was informed by regular consultation with the directly affected hamlet dwellers and farmers and comprised providing the displaced hamlet dwellers with new hamlets and preparing new agricultural land selected by them on a land by land basis.

  Where the new land did not have water, a water source was provided. In addition to the like-for-like compensation the farmers were further compensated for any crops and/or trees lost during the move, while the customary landowners of the land, both fallow and the fields the farmers occupied, were compensated for the land required by the mine. The compensation to be paid was negotiated with the affected landowners and was overseen by representatives of the government, including representatives of the Ministry of Agriculture.

  The Tongon project has a total footprint of 2 745 hectares.

  The first phase of the Tongon RAP, consisting of resettling 49 hamlets (222 houses - 532 hectares of farmland and 1 332 people), was successfully completed in September 2009. The second and final phase of the RAP, which comprises the voluntary movement of 19 hamlets and 137 houses to newly prepared and fertilised farmland, will be completed in March 2010.

HUMAN RESOURCES REPORT

Group manpower

Group manpower levels, inclusive of contractor labour, rose during the year by 1 927 to 5 808, the most significant increases occurred at Tongon, where numbers employed, including contractor staff, increased from 72 to 1 520. The increase at Loulo of 764 was also significant, given the ramp-up of the Yalea underground mine. Finally, the acquisition of Kibali added another 320 people employed by the group.

During 2009 the edge was taken off the skills shortage by the international financial crisis that forced many base metal miners to curtail operations or projects and retrench employees. Professional, managerial and skilled employees became easier to recruit to meet the demands of our projects, and at more realistic salary levels. Therefore, we avoided labour cost inflation, prevalent in the industry in recent years, and due to our remuneration structure we continued to retain our core employees. Manning levels related to employees working on our operations and projects are shown in the following table.

MANPOWER

	Dec 2009	Dec 2008	Variance
MORILA			
■ Mine	**486**	595	(109)
■ Contractors	**395**	884	(489)
Total	**881**	1 479	(598)
LOULO			
■ Mine	**314**	397	(83)
■ Contractors	**2 550**	1 703	847
Total	**2 864**	2 100	764
TONGON			
■ Mine	**8**	-	8
■ Project management	**10**	9	1
■ Contractors	**1 502**	63	1 439
Total	**1 520**	72	1 448
KIBALI			
■ Project	**245**	-	245
■ Contractors	**75**	-	75
Total	**320**	-	320
EXPLORATION			
■ Field	**151**	165	(14)
■ Other	**10**	10	-
Total	**161**	175	(14)
CORPORATE			
■ Corporate and operational centres	**62**	55	7
TOTAL GROUP	**5 808**	3 881	1 927

Industrial relations

In Mali, negotiations for a new collective labour agreement for the mining industry were concluded between the National Employers Association (CNPM) and national unions (UNTM) in the latter part of 2009. The group and mine human resources managers formed a part of the CNPM team at the discussions which have been underway since 2002. The current agreement dates from 1985 and the aim of the industry was to obtain a replacement agreement that clarifies and simplifies the current agreement, without any additional costs to the industry. The new agreement is scheduled for signature in the first quarter of 2010, once all the parties are satisfied with the content of the document.

Employee health

One of our key objectives is the reduced exposure to airborne contaminants and noise on our sites. Personal protective equipment is supplied as required in the relevant areas. Malaria remains the most significant health risk for our operations. We carried out annual entomological surveys to determine the most effective insecticide to use in the spraying programmes that are carried out on site as well as in surrounding villages. This highlighted the increased resistance of mosquitoes in the Loulo region which accounted for a rise in the annual incidence to 18 cases per 100 employees. At Morila, the malaria incidence rate decreased from 2% in 2008 to 1.74% in 2009. An entomological study was carried out at Kibali during 2009 and its recommendations will be followed up in 2010.

Awareness education of employees and local communities on HIV/AIDS and its prevention is another important health issue addressed on all sites. This is generally conducted by our medical departments in conjunction with NGOs.

Safety

During the year, a contracting mining company working in the underground mine at Loulo experienced two separate serious accidents that resulted in four fatalities. The first occurred in August on the conveyor belt section and involved one of the mining contractor's conveyor belt maintenance employees. The second accident occurred in a stoping area when a block of ground fell from the hanging wall resulting in the death of three contractor employees. Investigations into the accidents were undertaken by Loulo's joint management union safety committee and the relevant government authorities. The recommendations resulting from each inquiry were implemented immediately. During December 2009, the underground contractor's contract was terminated partially due to the poor safety performance.

While low injury frequency rates do not always translate into low fatality rates the Lost Time Injury Frequency Rate (LTIFR) (number of LTI per number of hours worked) x 1 000 000 was 2.71 at Loulo and 0.92 at Morila. Daily 'toolbox' meetings are held in workplaces across our mines to constantly remind employees of the need for each to be safety conscious. These meetings are based on the principle of personal responsibility with regard to safety where the onus is transferred to the individual to practice a high level of safety in the workplace.

Training

Management and supervisory development programmes continued on site and at African, American and European universities.

The drive to enhance basic engineering skills, using a combination of competency testing, gap identification and action learning to strengthen any weak areas continued during 2009. Employees at both our operating mines and at the Tongon project attended induction and safety courses throughout the year.

All new employees on our operations, both contractor and mine employees, are required to attend workplace induction and safety training courses before starting work.

Preparatory work started in 2009 at Tongon and Loulo towards the attainment of OHSAS 18001 certification.

Safety courses held on our mines during the year included:

- Cyanide handling for all processing plant employees.
- Standard procedures for locking out on surface and underground.

SAFETY STATISTICS

	2009	2008
LOULO		
Lost time injury*	**13**	9
Lost time injury frequency rate**	**2.71**	1.57
Minor injury	**169**	151
Minor injury frequency rate	**35.27**	38.15
Total injury	**182**	160
Total injury frequency rate	**37.98**	40.42
Fatal injury	**4**	1
Fatal injury rate	**0.83**	0.25
MORILA		
Lost time injury	**2**	4
Lost time injury frequency rate	**0.92**	1.12
Minor injury	**39**	66
Minor injury frequency rate	**17.97**	18.53
Total injury	**41**	70
Total injury frequency rate	**18.89**	19.66
Fatal injury	**-**	-
Fatal injury rate	**-**	-
TONGON		
Lost time injury	**-**	-
Lost time injury frequency rate	**-**	-
Minor injury	**62**	-
Minor injury frequency rate	**5.89**	-
Total injury	**62**	-
Total injury frequency rate	**5.89**	-
Fatal injury	**-**	-
Fatal injury rate	**-**	-

* *Fatal accidents are included in LTI cases.*

** *Man hours are calculated based on 2 000 hours worked per employee a year. LTIFR = Number of LTIs/ number of hours worked x 1 000 000.*


DIRECTORS'
REPORTS

CORPORATE GOVERNANCE REPORT

for the year ended 31 December 2009

The board is strongly committed to the highest standards of corporate governance and has therefore decided to adhere, where possible to the provisions of The Combined Code on Corporate Governance published in 2008 (the Combined Code), in the same manner as if the company was incorporated in the United Kingdom.

The company is incorporated in Jersey, where there is no formal code relating to corporate governance. This report, together with the remuneration committee report, nomination and governance committee report and directors' report, has been prepared by reference to the Combined Code. Except as explained below in relation to Mr Israel's independence, the company has complied with the provisions set out in section 1 of the Code throughout the year ended 31 December 2009.

Details relating to the remuneration paid by the group are contained in the report of the remuneration committee which can be found on page 96 of this annual report. In addition, reference to the group's environmental and social responsibility report can be found on page 84 and to the activities of the nomination and governance committee on page 103.

The board has taken cognisance of the Financial Reporting Council's final report on the 2009 review of the Combined Code in preparing this report, and that of the remuneration committee and nomination and governance committee. In particular, the board acknowledges that to continue to be successful in the long term the company must be led by an effective board, with appropriate skills, experience, independence and knowledge of the activities of the company.

BOARD MEETING ATTENDANCE

Directors	Designation	Number of formal meetings attended	Number of meetings at short notice	Total number of board meetings
P Liétard	*Non-executive chairman*	4	5	9/9
DM Bristow	*Chief executive officer*	4	5	9/9
GP Shuttleworth	*Chief financial officer*	4	5	9/9
BH Asher*	*Senior independent director*	2	1	3/3
NP Cole Jr**	*Senior independent director*	4	4	8/9
CL Coleman	*Independent non-executive*	4	5	9/9
RI Israel	*Non-executive*	4	5	9/9
AL Paverd*	*Independent non-executive*	1	1	2/3
K Voltaire	*Independent non-executive*	4	5	9/9
JK Walden	*Independent non-executive*	4	5	9/9

* *Mr Asher and Dr Paverd retired from the board at the conclusion of the annual general meeting on 5 May 2009.*

** *Mr Cole assumed the position as senior independent director with effect from 5 May 2009.*

As part of this process the board agreed at its January 2010 board meeting to formally adopt a board charter clearly defining its duties. A copy of this charter is available on the company's website: **www.randgoldresources.com**

Every company should be headed by an effective board, which is collectively responsible for the long term success of the company.
The board remains committed to guiding the strategic and entrepreneurial development of the group and supports the principle of collective responsibility for the success of the company. Details of what the board has reserved, for its sole discretion, can be found in its charter, referred to above.

During the year the board met four times formally and five times at short notice. In addition, the January board meeting is used to visit a number of the company's operations. The January 2010 board visit, as was done in 2009, which took place over five days, enabled members to visit the Tongon development in Côte d'Ivoire and the Kibali project in the Democratic Republic of the Congo. Attendance at the meetings is tabled on the previous page.

At the November 2009 board meeting, the chairman presided over a session of the non-executive directors without the presence of the executive directors.

Appropriate directors and officers' insurance cover has been obtained by the company in respect of legal action against the directors.

There should be a clear division of responsibilities at the head of the company between the running of the board and the executive responsibility for the running of the company's business. No one individual should have unfettered powers of decision.
In accordance with clearly defined parameters, the non-executive chairman, Mr Philippe Liétard, is responsible for the leadership of the board and to ensure effective communication exists between the executive and non-executive directors.

The CEO, Dr Mark Bristow, has been delegated the authority to manage the day-to-day administration of the group. A formal job description is in existence and this is reviewed annually by the board and the CEO.

The chairman is responsible for the leadership of the board and ensuring its effectiveness on all aspects of its role.
The chairman, in conjunction with the CEO and the company secretary, sets the agenda of each meeting and has ensured throughout the year that time is provided for discussion regarding key strategic issues. The usual practice of formal meetings and committee meetings taking place over two days allows for active debate and informal discussions and interaction among all members of the board.

As part of their role as members of a unitary board, non-executive directors should constructively challenge and help develop proposals on strategy.
An atmosphere of open debate exists at the company's board meetings allowing for any single director to engage management on key aspects of policy and performance. Both in the audit committee and at the main board meetings issues relating to financial performance are addressed.

For several years the company has had the position of a senior independent director. During the past year, Mr Bernard Asher retired and the position was assumed by Mr Norborne Cole Jr.

The non-executive directors under the leadership of the chairman have continued to meet in session without the presence of the executive directors or secretary. The directors also meet without the presence of the chairman. In addition, the audit committee has likewise met with the company's external audit partner without the presence of the CFO or CEO.

The board and its committees should consist of directors with the appropriate balance of skills, experience, independence and knowledge of the company to enable it to discharge its duties and responsibilities effectively.
Since May 2009, the board has comprised eight members, two executive and six non-executive directors. The board charged the nomination and governance committee with the duty of identifying suitable candidates for consideration based on their technical mining knowledge following the retirement of Dr Paverd. At its January 2010 meeting the board appointed Dr Kadri Dagdelen as a board member increasing the number of non-executive directors to seven. Details of Dr Dagdelen's qualifications can be found on page 7 of this annual report.

The board believes that mining is a long-gestation business and as such justifies a longer period of service for non-executive directors than many industries and that reasonable periods of service are therefore needed for the stability of the board but that new appointments are needed from time to time to add a fresh perspective. The board believes that the recent changes made to the various board committees will ensure that a fresh approach is given to their debates.

The board monitors compliance with the independence criteria included in the Combined Code and considers substantially all the non-executive directors to be independent for the purposes of the Code. Consideration in respect of one of the directors is set out below. All of the directors and their biographies are set out on pages 6 to 7 of this report.

- Currently Mr Israel has served as a director for more than twelve years. The board has considered his objectivity and contribution and believes that these are still independent in character and judgement. However, Mr Israel is up for re-election at the forthcoming annual general meeting and the board will submit Mr Israel for re-election on an annual basis for the duration of his service on the board.

Disclosures in respect of all related party transactions are included in note 24 of the financial statements.

There should be a formal, rigorous and transparent procedure for the appointment of new directors to the board.
This is dealt with in the report of the nomination and governance committee.

The directors must be able to allocate sufficient time to the company to perform their responsibilities effectively.
The board believes that all its members have sufficient time to devote to the company. Details of any candidates' existing board commitments are disclosed at the time of consideration of their respective appointment. No current director, whether executive or non-executive, is the chairman of another FTSE 100 company.

All directors should receive induction on joining the board and should regularly update and refresh their skills and knowledge.
The board continues to operate in a field which is technically complex and directors are provided with information which enables them to fulfil their duties effectively. Visits to the mines, branch offices and technical presentations provided by management are used to further their knowledge in various areas of specialisation. To facilitate Dr Dagdelen's induction, in addition to visiting Tongon and Kibali, he also visited Morila and Loulo and spent time with the group exploration team understanding the geology in relation to the Massawa and Gounkoto discoveries.

The board should be supplied in a timely manner with information in a form and of a quality appropriate to enable it to discharge its duties.
Under the guidance of the chairman, it is the duty of the company secretary to ensure an effective flow of information between the board, its committees and the management of the company. The company secretary ensures that the board is appraised on all governance matters.

The board should undertake a formal and rigorous annual evaluation of its own performance and that of its committees and individual directors.
The board's evaluation procedure operates through a structured self assessment system allowing each director to rate the performance of the board and its committees and focuses on a number of key areas. The individual assessments are then scored and the results were tabled at a separate session at the time of the January 2010 board meeting where the results were discussed in detail. The board also discussed the evaluation of the individual performance of each director and the contributions that such person made to the board. The board continues to believe that the exercise is beneficial.

A formal session of the directors also assessed the chairman's performance under the leadership of the senior independent director.

All directors should be submitted for re-election at regular intervals, subject to continued satisfactory performance.
In accordance with the provisions of the Companies (Jersey) Law 1991 and the articles of association, directors are required to submit themselves for re-election. Any newly appointed director is subject to election by shareholders after his/her appointment. Thereafter, by rotation, the entire board is subject to re-election every three years. The articles of association specify neither an age limit for directors nor any restriction about the period of service. Mr Israel has served on the board for more than 12 years and in future will be subject to annual re-election.

Levels of remuneration should be sufficient to attract, retain and motivate directors of the quality required to run the company successfully, but a company should avoid paying more than is necessary for this purpose. A significant proportion of executive directors' remuneration should be structured so as to link rewards to corporate and individual performance.
This is dealt with in the report of the remuneration committee.

There should be a formal and transparent procedure for developing policy on executive remuneration and for fixing the remuneration packages of individual directors. No director should be involved in deciding his or her own remuneration.
This is dealt with in the report of the remuneration committee.

The board should present a balanced and understandable assessment of the company's position and prospects.
The Companies (Jersey) Law, 1991, and the Combined Code require, and the board acknowledges, that it is responsible for presenting a balanced and understandable assessment of the company's and the group's position and prospects. This extends to the preparation and publication of the annual report and any other release of information, price sensitive or otherwise.

The directors are also required to prepare financial statements for the group in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS). The directors have chosen to prepare financial statements for the company in accordance with IFRS.

The directors are responsible for the maintenance of proper accounting records and the preparation, integrity and fair presentation of the financial statements of the company and the group.

The directors also prepared the other information included in the annual report and are responsible for both its accuracy and its consistency with the financial statements.

The directors also have general responsibility for selecting suitable accounting policies and applying them consistently, and for taking such steps as are reasonably open to them to safeguard the assets of the group and prevent and detect fraud and other irregularities. The going concern basis has been adopted in preparing the financial statements. The directors have no reason to believe that the group and company will not be a going concern in the foreseeable future based on forecasts and available cash resources. The viability of the company and the group is supported by the financial statements.

The group has operated a code of ethics, which has recently been updated, since its United Kingdom listing in July 1997. The code includes specific reference to the company's financial managers and the chief executive officer. A copy of the revised code is available on the company's website.

The board is responsible for defining the company's risk appetite and tolerance. The board should maintain a sound system of risk management and internal control to safeguard shareholders' investment and the company's assets.
The group maintains a business control framework that documents the key business risks, together with the related operational, financial and compliance controls. The business control framework is regularly reviewed and updated by management, who report quarterly to the board on any issues which might affect the risks and controls. The board acknowledges that it has responsibility for the ongoing review and update of the business control framework and believes that, through the procedures noted above and below, it has complied with the requirements of the Code to review the effectiveness of the group's internal controls at least annually. The company continues to adhere to the requirements of section 404 of the Sarbanes Oxley Act.

The company's auditors, BDO LLP, perform an integrated audit of the internal controls over financial reporting as part of the group financial audit, and their findings are communicated to the audit committee. During the year, the company appointed a chartered accountant who will be responsible for the group's compliance with respect to the Sarbanes Oxley Act ('Sox') and internal audit. This has meant that the method by which the company conducted its internal auditing has altered. The executive management continues to undertake regular reviews of various parts of the Morila and the Loulo mines and details of their reports are submitted to the audit committee and board for comment. Financial and technical audits of the company's branch offices and major assets are regularly conducted by the Sarbanes Oxley and internal audit manager and these reports are submitted to the board. The Sarbanes Oxley and internal audit manager met with the audit committee at its January 2010 meeting.

The board notes that no cost effective system will preclude all errors and irregularities and so the group's system of internal controls provides reasonable, but not absolute assurance, against material misstatement or loss.

The board believes that the following risk factors should be carefully considered as either individually or in a combination they could have a material adverse effect on its business:

- The profitability of the group's operations, and the cash flows generated by the group's operations, are affected by changes in the market price for gold which in the past has fluctuated widely;
- The company's mining operations may yield less gold under actual production conditions than indicated by its gold reserve figures, which are estimates based on a number of assumptions, including assumptions as to mining and recovery factors, production costs and the price of gold;
- The profitability of operations and the cash flows generated by these operations are significantly affected by fluctuations in the price, cost and supply of inputs;
- Any appreciation of the currencies in which the company incurs costs against the US dollar could adversely affect the company's results of operations;
- The company's results of operations have been adversely affected by increases in fuel prices, and the company would be adversely affected by future increases in fuel prices or disruptions in the supply of fuel;
- The company's business may be adversely affected if the Government of Mali fails to repay fuel duties owing to Morila and Loulo;
- The company's business may be harmed if the Government of Mali fails to repay Value Added Tax, or TVA, owing to Morila and Loulo;
- Certain factors may affect the company's ability to support the carrying value of the company's property, plant and equipment, and other assets on its balance sheet;
- The company has invested in debt instruments for which the market has become substantially illiquid;
- The company may not be able to recover certain funds from the liquidated estate of MDM Ferroman (Pty) Limited;
- The company may incur losses or lose opportunities for gains as a result of the company's use of derivative instruments to protect the company against low gold prices;
- The company's underground project at Loulo, developing two mines at Yalea and Gara, is subject to all of the risks associated with underground mining;
- The company's success may depend on its social and environmental performance;
- Actual cash costs of production, production results and economic returns may differ significantly from those anticipated by the company's feasibility studies and scoping studies for new development projects, including Tongon;
- The company conducts mining, development and exploration activities in countries with developing economies and are subject to the risks of political and economic instability associated with these countries;
- The company is subject to varying degrees of political and economic uncertainties associated with operating in the DRC;
- Under the company's joint venture agreement with AngloGold Ashanti, the company jointly manages Morila Limited and Kibali Goldmines, and any disputes with AngloGold Ashanti over the management of Morila Limited or Kibali Goldmines could adversely affect our business;
- The use of mining contractors at certain of the company's operations may expose it to delays or suspensions in mining activities;
- The company may be required in the longer term to seek funding from the global credit and capital markets to develop its properties, and the recent weaknesses in those markets could adversely affect the company's ability to obtain financing and capital resources required by the business;

- The company may not pay dividends to shareholders in the near future;
- If the company is unable to attract and retain key personnel its business may be harmed;
- The company's insurance coverage may prove inadequate to satisfy future claims against the company;
- It may be difficult to affect service of process and enforce legal judgments against the company or its affiliates; and
- The company is subject to significant corporate regulation as a public company and failure to comply with all applicable regulations could subject it to liability or negatively affect its share price.

Full details relating to these risk factors as well as those relating to our industry can be found in our annual report on Form 20-F filed with the US Securities and Exchange Commission, and in the circular to shareholders, filed with the UK Financial Services Authority on 30 November 2009, copies of which are contained on our website.

The board should establish formal and transparent arrangements for considering how they should apply the financial reporting and internal control principles and for maintaining an appropriate relationship with the company's auditors.
The company's audit committee has been set up to review the company's financial reports, internal control principles and risk management systems, review significant financial reporting judgements and for dealing with the appointment of the auditors and monitoring their relationship with the company and its management.

During a substantial portion of the year, the audit committee was comprised of three members all of whom were non-executive directors. In May 2009, Dr Voltaire assumed chairmanship of the committee following the retirement of Mr Asher and Mr Coleman was appointed to the audit committee. Dr Paverd retired from the committee and board on 5 May 2009. For reasons described earlier, the board considers that the members of the audit committee are all independent. Dr Dagdelen was appointed to the committee on 29 January 2010.

One of the members has considerable years of experience in the financial services sector and the chairman has a PhD in finance. Mr Walden is a qualified chartered accountant and remains in compliance with the professional standards required by the Institute of Chartered Accountants in England and Wales. The board believes that this level of experience continues to be sufficient to meet the standards imposed by the Combined Code. If issues arose which were deemed outside the areas of expertise of the members, independent professional advice would be sought.

During the year the audit committee met six times and attendance was as follows:

In terms of the directors' remuneration policy, Mr Asher received a pro rated fee as the senior independent director totalling US$45 000 and no additional payment for services to the audit committee. Fees paid to Dr Paverd were likewise pro rated until his retirement and totalled US$11 667. For service to the audit committee for the year, Dr Voltaire and Messrs Coleman and Walden were paid US$45 000, US$23 333 and US$35 000 respectively.

The committee makes recommendations to the board in relation to the appointment, re-appointment and removal of the external auditors as well as the remuneration and terms of engagement of the external auditors. The committee considers re-tendering on a periodic basis, as they consider appropriate. BDO LLP served as external auditors for the group for the 2009 financial year and their appointment will be recommended to shareholders at the May 2010 annual general meeting. There are no contractual restrictions on our ability to appoint alternative auditors.

During the year, BDO LLP were paid US$1 228 516 (2008: US$677 760) for their services, whilst Pricewaterhouse-Coopers, the group's previous external auditors were paid US$262 115 (2008: US$54 183) in respect of their sign off of the annual report on Form 20-F for the year ended 31 December 2008, the F-3 filed with the SEC in July 2009, and the UK Class 2 and Class 1 circulars. During the year BDO provided audit related services in respect of US, Canadian and UK filings and provided non-audit related working capital reports for purposes of the UK Class 2 and Class 1 circulars to shareholders. The committee reviews and monitors the external auditors' independence and the objectivity and effectiveness of the audit process. This is undertaken within the framework of a detailed audit charter. The committee does not believe that the non-audit work provided by BDO in any way affected their independence. A copy of the audit charter is available on the company's website.

The committee reviews the company's published results, the effectiveness if its system of internal control, legal and regulatory compliance including the Sarbanes Oxley Act, and the cost effectiveness of the services provided by the external auditors. The audit committee has implemented a policy regarding the provision, and pre-approval thereof, of non-audit services by the external auditors and this mandate is reviewed annually.

The committee meets regularly and this includes quarterly meetings which are used to consider and approve the company's quarterly results. The external auditors are regularly invited to attend meetings to report on their activities. The committee also meets with the external auditors, independent of the executive directors or management, where this is deemed necessary.

AUDIT COMMITTEE MEETING ATTENDANCE

Members	Appointed	Resigned	Number of meetings attended
BH Asher *(Chairman)*	15 July 1997	5 May 2009	2/3
AL Paverd	1 May 2000	5 May 2009	2/3
K Voltaire *(Chairman since 5 May 2009)*	1 August 2006		6/6
JK Walden	3 November 2008		6/6
CL Coleman	11 May 2009		2/2

The Sarbanes Oxley Act required companies to establish 'whistle-blower' systems. The geographical spread of the group's activities, particularly in remote West African locations, makes the system complex. The first point of contact is the company's legal counsel who upon receipt of such an issue being raised would employ independent consultants and pass the findings onto the senior independent director to pursue any alleged irregularity. Quarterly reports are submitted to the audit committee concerning any instances where complaints are submitted.

The audit committee has continued to oversee the group's compliance with the requirements of section 404 of the Sarbanes Oxley Act.

There should be a dialogue with shareholders based on the mutual understanding of objectives. The board as a whole has responsibility for ensuring that a satisfactory dialogue with shareholders takes place.
The board acknowledges responsibility for maintaining effective communication with all shareholders. The CEO, corporate communications manager and the company's investor relations consultants prepare a quarterly report for the board detailing the activities and presentations given to shareholders. In addition, since September 2004 the company has employed international market intelligence experts to provide a global shareholder identification service which has greatly enhanced the focus of the company's communication message.

Whilst in general corporate communication with shareholders is conducted by the CEO, the chairman, at least quarterly, participates in an open forum with shareholders and stakeholders. In addition, the chairman leads a group of senior executives and directors to the African Mining Indaba, one of the premier global mining conferences attended by a substantial number of global players in the mining and related industries.

Besides attendance at various industry conferences, a minimum of two road shows during the year are undertaken to enable company representatives to interact directly with shareholders and interested parties. Where possible, the CEO asks non-executive directors to join him at presentations made to shareholders and institutional investors. During their January 2010 visit to Tongon the board had the opportunity to interact with a group of investment analysts and fund managers who were then touring our operations. The board continues to use the internet for publication of announcements and to file these on the company's website to assist with communication with shareholders. In addition, the board encourages shareholders to access the annual report from the website rather than having it sent by post in printed form. Our public relations department monitors and responds to all feedback received through our website. The structure and accessibility of our website is regularly monitored through a process of internal and external audits.

The board should use the AGM to communicate with investors and to encourage their participation.
The board believes that the annual general meeting is an appropriate forum for contact with shareholders and encourages their attendance and participation. In order to reflect the sentiment of shareholders at the annual general meeting, it is an unwritten policy that all resolutions should be considered by way of a ballot poll and the number of proxies received disclosed to members in attendance. Since its listing on the London Stock Exchange in 1997, all resolutions have been passed by way of a poll. At each annual general meeting, all sub-committee chairmen as well as other non-executive directors are present to address any queries raised by shareholders.

Institutional shareholders should enter into dialogue with companies based upon the mutual understanding of objectives.
It has been the policy of the company that twice a year lengthy road shows are conducted by the CEO accompanied by various senior management when meetings are held with most of the company's major institutional shareholders to brief them on the activities of the company. In addition, after the publication of each set of quarterly results the CEO follows up with meetings with many of the institutional shareholders. These road shows are in addition to the company's attendance at several key international gold mining conferences around the world. In the last year investor conferences were attended in New York, San Francisco, Miami, Denver, London, Zurich, Toronto, Barcelona and Cape Town.

Institutional shareholders have a responsibility to make considered use of their votes.
The company is pleased to see the increasing trend of institutional shareholders now exercising their rights to vote at general meetings. In the past three years the percentage of shareholders present and voting has increased dramatically.

Since the company's UK listing in 1997, all resolutions considered at its general meeting have been by way of a poll as the board believes that this more accurately reflects the views of its shareholders.

THE REMUNERATION REPORT

The remuneration committee is committed to the principles of accountability and transparency, and ensuring that remuneration arrangements align reward with performance.

The directors' remuneration report has been prepared by the remuneration committee and has been approved by the board for the year ended 31 December 2009. The group has voluntarily complied with Schedule 8 of the Large and Medium sized Companies and Groups (Accounts and Reports) Regulations 2008 and the UK Listing Authority Listing Rules.

This report sets out the company's current executive remuneration policy. Any developments or changes will be disclosed in future remuneration reports. The remuneration tables, which are subject to audit, are provided on pages 98 and 101.

SUMMARISED REMUNERATION STRUCTURE

Element	Policy	Details
Base salary	■ Competitive base salaries to attract high calibre executives. ■ Based on market data, personal performance, specific role of the individual and relevant experience. ■ The only element of fixed remuneration. Benefits and pension are only received via salary sacrifice.	■ Benchmarked against a suitable group of comparative companies from the FTSE 100 and remuneration information of peers in the mining industry. ■ The remuneration committee reviews salaries annually in January.
Annual bonus	■ Designed to encourage and reward superior performance and contributions to the company's success and creation of shareholder value. ■ Reward is linked to both the executive's and the company's performance on a range of financial and strategic metrics.	■ The performance measures applicable to the CEO and CFO are interrelated and set out on page 99 and include EBITDA, earnings per share, annual production efficiency, growth in reserves, cost control and individual strategic targets.
Long term incentive	■ Rewards sustainable long term returns to shareholders. ■ Awards of shares are made under the shareholder approved Restricted Share Scheme which are subject to TSR performance. ■ Awards made periodically and not necessarily every year. ■ Awards generally vest in one-third tranches over a three year period.	■ Awards are based on the company's TSR performance against the HSBC Global Gold Mining Index representative of the gold mining industry across 21 countries. ■ Vesting is subject to TSR performance exceeding the index. There is no vesting if the individual's performance appraisal rating is less than a three on a five point scale.
Retirement benefits	■ Funded from base salary.	■ Executive directors may elect to sacrifice up to 20% of their base salary as contribution to a defined contribution pension (provident) fund. ■ No further pension contributions are made by the company.
Other benefits	■ Main benefits funded from base salary.	■ Executive directors can elect to receive certain benefits, such as participation in a medical aid scheme or group life insurance. These are funded out of the executive's base salary. ■ Where appropriate to the business or jurisdiction, the board may authorise other benefits such as the provision of security services while travelling.
Service contracts	■ Notice periods of six months.	■ Termination payments based on salary.

THE REMUNERATION COMMITTEE

The role and composition of the committee

The committee's responsibilities are set out in its charter, which can be found on the company's website. These include:

- Remuneration policy and its specific application to the CEO and other executives reporting to the CEO (executive committee) as well as the general application to all our employees and those of our subsidiaries;
- The determination of levels of reward to the CEO and other members of the executive committee;
- Providing guidance to the chairman of the board on evaluating the performance of the CEO, management development plans and succession planning; and
- Effective communication with shareholders on the remuneration policy and the committee's work on behalf of the board.

During the financial year 2009, the members of the committee were Messrs Norborne P Cole Jr *(chairman)*, Robert I Israel *(stepped down in May 2009)*, Dr Karl Voltaire and Mr Christopher L Coleman. Biographies of these directors are shown on page 7 of this annual report. The current members of the committee are independent non-executive directors in line with the independence requirements of the Combined Code.

Remuneration committee meetings

The committee met five times in the 2009 financial year, and attendance is set out in the following table. The committee meets regularly with the chairman of the board and the CEO who, at the invitation of the committee, attended all five meetings except where matters associated with his own remuneration were considered. The company secretary attended all five meetings and in addition to taking meeting minutes, provided information to the committee on corporate governance guidelines as they affect the remuneration committee. The human resources executive provided information and advice relating to directors' and senior management's remuneration, including analysis of published remuneration surveys and comparator group remuneration data. During the year, the committee also received advice from the company's lawyers at Ashurst in the United Kingdom, Fulbright & Jaworski in the United States and Ogiers in Jersey.

Remuneration committee agenda items

Remuneration committee agenda items included the following:

- In February, the 2009 remuneration report was approved and there was a review of the CEO's bonus and basic salary, as well as a review of the CFO's performance. 2009 bonus parameters and proposed awards under the Restricted Share Scheme were also considered.
- In May, the restructuring of the committee was discussed following changes to its members. There was discussion surrounding 2009 strategic outputs for executive directors and the executive development and succession planning schedule.
- In July, there was a review of the CFO remuneration and strategic outputs, and an issue of restricted shares and share options to selected employees.
- In November, the 2009/10 salary review, draft remuneration report and remuneration timetable were considered.

REMUNERATION POLICY AND STRUCTURE

The committee recognises that the company operates in a global environment and that its performance depends on the quality of its people. When determining executive remuneration policies, the committee takes into account pay practices across the company. The remuneration policy is reviewed periodically to ensure that it remains appropriate for the company over time.

The key principles of the company's remuneration policy for senior executives are to:

- Provide competitive rewards to attract executives of the highest calibre and to reflect the flexibility and mobility required to work in the company's key operational jurisdictions (West, Central and East Africa);
- Apply strategically significant and demanding performance criteria, including both financial and non-financial measures of performance;
- Link a significant proportion of pay to the individual executive's and the company's performance to encourage and reward superior performance;
- Ensure remuneration arrangements are internally equitable to support the company's culture and the deployment of executives around our business; and
- Limit severance payments on termination to pre-established contractual arrangements that do not commit the company to making unjustified or inflated payments.

The above principles have been put into practice by providing a simple remuneration policy comprising basic salary, annual bonus and a Restricted Share Scheme measuring performance over the longer term.

COMPANY PERFORMANCE DURING 2009

During 2009, the company performed strongly. Some of the year's highlights include:

- Expansion of our flagship operation in Loulo and completion of the Moto acquisition.
- A 79% increase in profits from US$47 million in 2008 to US$84.3 million in 2009.
- Approval of a 30% increase in annual dividends (US$0.17 per share).
- Maintenance of a strong balance sheet with US$590 million in cash and no net debt.
- Increase in attributable reserves and resources per share of 29% and 32% respectively.
- Share price growth of 81% and outperformance of the HSBC global gold index by 148%.

EXECUTIVE REMUNERATION

Structure of executive director remuneration

Total remuneration is benchmarked against a comparable group of FTSE 100 companies as well as individual competitor mining companies.

REMUNERATION COMMITTEE MEETING ATTENDANCE

Members	Appointed	Resigned	Number of meetings attended
NP Cole Jr *(Chairman)*	1 August 2006		5/5
RI Israel	15 July 1997	5 May 2009	3/3
K Voltaire	29 April 2008		5/5
CL Coleman	2 February 2009		3/3

The remuneration of the executive directors comprises:

- Basic salary and benefits (fixed remuneration).
- An annual bonus opportunity.
- Participation in the Restricted Share Scheme, measuring performance over the longer term.

The total executive directors' remuneration for the year ended 31 December 2009 was US$9 271 980 (2008: US$14 054 093).

Details of salary, pension and benefits are provided in the paragraph headed Fixed remuneration. Details of the annual and long term incentive schemes currently used for executive directors are provided in the paragraph headed Variable remuneration.

Fixed remuneration

Fixed remuneration comprises a basic salary, from which executive directors can elect to contribute into a defined contribution pension scheme, and pay for certain other benefits such as medical aid. Fixed remuneration normally represents less than 50 per cent of the individual's remuneration package (based on target performance and expected values of share awards).

Base salary

Base salaries are determined by the committee, taking into account the performance of the individual and pay practice amongst a comparable group of FTSE 100 companies as well as individual companies in the mining industry. When setting base salaries, the committee also takes into consideration executives' personal commitment to extensive travel and time spent at the company's operations overseas. This is considered critical in effective management of the company's business.

The base salaries of the executive directors at December 2009 were as follows:

- Dr DM Bristow: US$1 250 000 per annum.
- Mr GP Shuttleworth: GBP287 136 per annum.

Retirement benefits

Executive directors can elect to sacrifice up to 20 per cent of their base salary to contribute to a defined contribution provident fund. The company does not make any contribution to the fund.

Other benefits

Executive directors can elect to receive other benefits including, medical aid and group life insurance. All such benefits are funded out of the executives' base salary and are non-pensionable. Where appropriate, executive directors may be provided with other benefits such as security services for executives while travelling for work, social club fees to facilitate the entertainment of business associates and professional association membership costs. All such benefits authorised by the board are paid for by the company and end when the employee leaves the company's service, for whatever reason.

Variable remuneration

Variable remuneration represents the major proportion of the individual's remuneration package, provided that targeted performance is achieved.

Variable remuneration comprises:

- Short term incentives: these are delivered annually under the annual bonus scheme.
- Long term incentives: executive directors are periodically awarded restricted shares which vest in one third tranches over three years, subject to TSR performance.

Annual bonus

Executive directors are eligible to receive an annual bonus, subject to the achievement of stretching performance criteria. The performance criteria for 2010 (outlined below) focus on achieving challenging strategic and financial targets that contribute to the creation of sustainable shareholder value. The committee may make adjustments to the criteria used for measuring performance on an annual basis taking into account the strategic objectives of the company for the year.

For 2009, the CEO and CFO's annual bonuses differ in terms of performance metrics, as described below. For 2010, the CFO's performance metrics have been changed to align them with the approach adopted for the CEO, albeit that the specific metrics are different to reflect each executive's key drivers in the business.

- *Annual bonus for the CEO*
  Dr DM Bristow's annual bonus will be subject to the following performance criteria:

PERFORMANCE CRITERIA

	Measurement
Annual group financial performance	EBITDA
Production efficiency	Production in ounces measured against budgeted ounces of production.
Sustainable growth of reserves	Replacement or growth in reserves is calculated on a three year rolling average in arrears.
Individual strategic output performance targets	Agreed at annual strategic planning review and approved by the board.

EXECUTIVE DIRECTORS' REMUNERATION

US$	Basic salary 2009	Basic salary 2008	Annual bonus* 2009	Annual bonus* 2008	Other payments** 2009	Other payments** 2008	Total remuneration*** 2009	Total remuneration*** 2008
DM Bristow *(CEO)*	**1 250 000**	1 000 000	**3 750 000**	8 422 860	**2 626 000**	3 695 600	**7 626 000**	13 118 460
GP Shuttleworth *(CFO)*	**424 047**	444 353	**400 000**	324 520	**821 933**	266 280	**1 645 980**	1 035 153
Total	**1 674 047**	1 444 353	**4 150 000**	8 747 380	**3 447 933**	3 961 880	**9 271 980**	14 153 613

* *The remuneration disclosed above represents the total compensation approved by the board for the executive directors in respect of the periods shown. As disclosed in the 2008 Annual Report, US$1.725 million of the 2008 bonus was not accrued in the 2008 year, but subsequently expensed in 2009; US$1.5 million of which was payable to Dr DM Bristow and US$225 000 payable to Mr GP Shuttleworth.*

** *Other payments relate to the value of the restricted shares awarded to the executive directors, and in 2008, included a one off payment of US$2 million to Dr DM Bristow as part of his new contract entered into during that year.*

*** *The total remuneration disclosed in the 2008 annual report was therefore US$12 428 613. The total remuneration of US$9 271 980 stated above for 2009 excluded the 2008 bonus of US$1.725 million paid in 2009.*

The maximum bonus payable to the CEO is 300% of base salary for exceptional performance. 150% of base salary is payable for achieving target performance. No bonus is payable for combined performance below 80% of target. The committee considers performance against each of the metrics in the round including whether one or more are very significantly above or below the target level.

- *Annual bonus for the CFO*
  Mr GP Shuttleworth's annual bonus will be subject to the following performance metrics:

PERFORMANCE CRITERIA

	Measurement
■ Annual group financial performance	EPS
■ Cost control	Cash costs per ounce controlled below targeted annual level.
■ Individual strategic output performance targets	Agreed at annual strategic planning review and approved by the board.

The maximum bonus payable to the CFO in 2009 was US$400 000 for agreed outperformance. Half of this amount is payable for achieving target performance. For 2010, the CFO's maximum bonus ceiling has increased to US$800 000 for agreed outperformance, as it had previously been set at a lower level to recognise that Mr GP Shuttleworth was new to the role. No bonus is payable for combined performance below 80% of target. The committee considers performance against each of the metrics in the round including whether one or more are very significantly above or below the target level.

Bonus payments in respect of 2009

Based on exceptional performance achieved against all targets during the 2009 financial year, the remuneration committee determined that both Dr DM Bristow and Mr GP Shuttleworth should receive their maximum annual bonus of US$3.75 million and US$400 000 respectively.

- *Chief executive*
  In determining the bonus for the CEO for 2009, the committee took into account performance against EBITDA, production efficiency, reserves and individual strategic output performance metrics. Maximum bonus was considered appropriate on the basis that:
  - The ratio of increase in reserves to depletion was 4.45 which was considered to be outstanding performance.
  - The CEO achieved his strategic output targets at an exceptional level.
  - EBITDA growth in the year was 46%.
  - The annual group production was within 0.5% of target.

- *Chief financial officer*
  In determining the bonus for the CFO for 2009, the committee took into account:
  - Share price gain of US$41.90 (105% growth) over a notional shareholding of 33 300 which resulted in a notional output of US$1.4 million.
  - This was underpinned by meeting target performance against the strategic and individual performance targets set.

Long term incentives

The company's policy is to incentivise executives over the long term by awarding shares under the Restricted Share Scheme. Neither Dr DM Bristow nor Mr GP Shuttleworth participate in the company's share option scheme. The Restricted Share Scheme was approved by shareholders on 28 July 2008. Awards are made periodically, generally not every year, at the discretion of the committee.

The company's policy is that the shares awarded are normally expressed as a specific number of shares, rather than a percentage of salary. The CEO received an award of 40 000 shares on 1 January 2010. The CFO will not receive an award in 2010. (Both executive directors received awards in 2009). Shares awarded under the scheme generally vest in three equal tranches over a relevant three year period as specified at the date of award.

The vesting profile is in line with the policy for all senior executives across the organisation. It reflects that awards are not generally made on an annual basis, and therefore staggered vesting supports appropriate phasing of payments (for example if awards are made only once every two or more years). The committee intends continuing its adjustment/ lengthening of vesting periods started in 2009, during 2010, towards attaining best practice guidelines.

Awards outstanding are detailed in the table on page 102.

- *Performance measures for awards made under the Restricted Share Scheme*
  The gold mining industry is capital intensive, cyclical and long term. Outstanding performance comes from finding and accessing high quality resources, successfully developing new projects and maintaining efficient and safe operations. The committee believes that against that background, success can best be measured by the company's total shareholder return performance

RANDGOLD (NASDAQ) TSR VS HSBC GLOBAL GOLD INDEX



HSBC Global Gold Index (US$)
Randgold (Nasdaq) TSR* (US$)
Index
1 000
800
600
400
200
0
2005
2006
2007
2008
2009

**TSR = Total shareholder return*

against the HSBC Global Gold Mining Index. The HSBC Global Gold Mining Index is a capitalisation - weighted index calculated in dollars (US$), representing mining companies in 21 countries.
Performance is measured against the index for each tranche of the Restricted Share Awards. The awards to executive directors vest in full provided the company's performance is better than that of the index over the performance period. No vesting occurs where the company's performance falls below that of the index.
The committee considers this target to be very challenging in the context of the company's historical sustained outperformance of the market. The company's performance compared with the performance of this index over the past five years is shown in the graph on page 99.

- *Satisfactory individual performance*
  In addition, the vesting of any Restricted Share Award is subject to the employee being employed and achieving a satisfactory individual performance rating for the year preceding the vesting date, as assessed by the company's performance management system.
  This rating relates to general competencies and individuals are expected to obtain at least a score of three on a scale of five for vesting to occur.

Service contracts

Executive directors' service contracts outline the components of remuneration paid, but do not prescribe how remuneration levels are to be modified from year to year. Dr DM Bristow signed a new service contract on 28 April 2008. Mr GP Shuttleworth signed a service contract when he joined the company on 1 July 2007, and an updated contract on 1 July 2008. The company and the executive directors can terminate the contract by giving six months' notice in writing. The employment relationship can be ended immediately by making a payment in lieu of notice, equivalent to six months' base salary and any retirement benefit due from contributions to the company's provident fund.

External directorships

Executive directors may accept external appointments, subject to the boards consent, as non-executive directors of other companies and would normally retain any fees received. In 2009 fees of US$26 702 (C$30 333) (2008: C$28 925) were payable to Dr DM Bristow in relation to his role as non-executive director of Rockwell Resources International.

Shareholding requirement

There is now a requirement for executive directors to hold shares in the company at least equal in value (as at the beginning of the year) to US$50 000. Both Dr DM Bristow and Mr GP Shuttleworth hold shares at least equal in value to US$50 000. New directors are granted three years in which to acquire the required shareholding and this period could be extended by the unanimous approval of the disinterested directors. If the number of shares were to fall below the threshold due to a fall in the share price, no additional purchase of shares would be required. Directors' shareholdings are set out on page 101.

Senior executive remuneration

The committee has oversight of remuneration policies for the senior executive population below the main board, and applies the same principles of transparency, clarity and aligning reward with performance. The company does not operate an annual cash bonus for this senior executive population. It is considered important to support alignment with shareholders, and therefore the company operates a policy of granting share options rather than paying cash bonuses to senior executives. Consequently the level of share awards for this population is higher than one might see in other organisations, but given the company's sustained outperformance, the committee believes this approach has been very beneficial to the company. Going forward, recognising the size and growth of the company, the committee has decided to extend the Restricted Share Scheme to management.

NON-EXECUTIVE DIRECTORS' REMUNERATION

In April 2008, following both the recommendations of the remuneration committee and the board, shareholders approved a revised policy on non-executive directors' remuneration. No additional changes are proposed for 2010 and non-executive directors' remuneration will continue to comprise:

- A general annual retainer to all non-executive directors of US$50 000;
- An annual committee assignment fee:
  - Audit committee US$35 000.
  - Remuneration committee US$25 000.
  - Nomination and governance committee US$10 000;
- The chairman of a board committee to receive an additional premium to the committee assignment fee of US$15 000;
- The senior independent director, in addition to the general annual retainer but in lieu of any committee assignment fee, to receive an additional US$85 000;
- The non-executive chairman, in addition to the general annual retainer, but in lieu of any committee assignment fee, to receive an additional US$170 000; and
- An award to each director of restricted shares being 1 200 ordinary shares per year. The shares vest over a three year period from the date of the award. Vesting would accelerate on the following conditions:
  - Termination other than resignation or dismissal.
  - Voluntary retirement after the age of 65, with a minimum of three years service as a director.
  - Change in control of the company.

Currently no non-executive director has share options. In May 2009, following his retirement from the board, Mr BH Asher exercised his 25 400 share options by acquiring the shares.

Non-executive directors' shareholding requirement

A non-executive director must hold shares at least equal in value (as at the beginning of the year) to the general annual retainer. The policy for building up and maintaining the shareholding is the same as for the executive directors.

Save for Dr Dagdelen, who was appointed to the board in January 2010 and will only obtain his first restricted shares with effect from 1 January 2011, the remaining non-executive directors hold shares equal to the value of the general annual retainer.

NON-EXECUTIVE DIRECTORS' REMUNERATION

US$	Fees 2009	Fees 2008	Other payments* 2009	Other payments* 2008	Total 2009	Total 2008
NON-EXECUTIVE						
P Liétard *(Chairman)*	**220 000**	220 000	**52 704**	30 000	**272 704**	250 000
BH Asher**	**45 000**	135 000	**52 704**	30 000	**97 704**	165 000
NP Cole Jr	**125 000**	97 500	**52 704**	30 000	**177 704**	127 500
CL Coleman	**98 333**	10 000	**52 704**	-	**151 037**	10 000
RI Israel	**65 000**	85 000	**52 704**	30 000	**117 704**	115 000
AL Paverd**	**28 334**	85 000	**52 704**	30 000	**81 038**	115 000
K Voltaire	**120 000**	105 800	**52 704**	30 000	**172 704**	135 800
JK Walden	**85 000**	14 166	**52 704**	-	**137 704**	14 166
Total	**786 667**	752 466	**421 632**	180 000	**1 208 299**	932 466

* *Other payments - The award in 2008 of US$30 000 which translated into share grants and 1 200 restricted shares awarded on 1 January 2009, vest over a three year period from the date of the award.*

** *Dr Paverd and Mr Asher retired from the board on 5 May 2009.*

NON-EXECUTIVE DIRECTORS' SHARE OPTIONS

US$	At 1 Jan 2009	Granted	Exercised	At 31 Dec 2009	Exercise price	Market price at date of exercise	Date from which exer-cisable	Expiry date
NON-EXECUTIVE								
BH Asher	25 400	-	25 400	-	1.65	66.66	29/01/01	28/01/11

Executive directors do not participate in the Share Option Plan.
Mr BH Asher exercised his remaining share options in May 2009 following his retirement from the board.

DIRECTORS' SHAREHOLDINGS

	At 28 Feb 2010	At 31 Dec 2009	At 31 Dec 2008	Beneficial/ non-beneficial
EXECUTIVE				
DM Bristow	677 584	677 584	657 584	Beneficial
GP Shuttleworth	24 000	24 000	12 000	Beneficial
NON-EXECUTIVE				
P Liétard	32 827	31 765	30 656	Beneficial
BH Asher	-	-	21 677	Beneficial
NP Cole Jr	3 372	2 265	1 156	Beneficial
CL Coleman	2 600	1 800	1 400	Beneficial
K Dagdelen	-	-	-	-
RI Israel	41 263	40 201	43 122	Beneficial
AL Paverd	-	-	43 122	Beneficial
K Voltaire	3 372	2 265	1 156	Beneficial
JK Walden	1 200	400	-	Beneficial

LONG TERM INCENTIVE: RESTRICTED SHARE AWARDS

	Date of award	At 1 Jan 2009	Awarded in the year	Vested in the year	At 31 Dec 2009	Market price at date of allocation US$*	Market price at date vesting US$*	Vesting period**
EXECUTIVE								
DM Bristow	22 Aug 08	40 000		40 000	-	44.37	57.18	23 Aug 09
	1 Jan 09		40 000	-	40 000	43.26		⅔ vests 1 Jan 10
								⅓ vests 1 Jan 11
	1 Jan 09		40 000	-	40 000	43.26		⅓ vests 1 Jan 10
								⅓ vests 1 Jan 11
								⅓ vests 1 Jan 12
GP Shuttleworth	29 Jun 07	24 000		12 000	12 000	22.19	37.13	⅓ vested 1 Jul 08
							67.25	⅓ vested 1 Jul 09
								⅓ vests 1 Jul 10
	2 Sep 09		54 000	-	54 000	56.99		⅓ vests 2 Sep 11
								⅓ vests 2 Sep 12
								⅓ vests 2 Sep 13
NON-EXECUTIVE								
P Liétard	1 Jan 07	447	-	447	-	22.37	38.15	⅓ vests 1 Jan 09
(Chairman)	1 Jan 08	524	-	262	262	38.15	43.92	⅓ vests 1 Jan 09
								⅓ vests 1 Jan 10
	2 Jan 09	1 200	1 200	400	800	43.92	43.92	⅓ vests 1 Jan 09
								⅓ vests 1 Jan 10
								⅓ vests 1 Jan 11
BH Asher#	1 Jan 07	447	-	447	-	22.37	38.15	⅓ vests 1 Jan 09
	1 Jan 08	524	-	262	262	38.15	43.92	⅓ vests 1 Jan 09
								⅓ vests 1 Jan 10
	2 Jan 09	1 200	1 200	400	800	43.92	43.92	⅓ vests 1 Jan 09
								⅓ vests 1 Jan 10
								⅓ vests 1 Jan 11
NP Cole Jr	1 Jan 07	447	-	447	-	22.37	38.15	⅓ vests 1 Jan 09
	1 Jan 08	524	-	262	262	38.15	43.92	⅓ vests 1 Jan 09
								⅓ vests 1 Jan 10
	2 Jan 09	1 200	1 200	400	800	43.92	43.92	⅓ vests 1 Jan 09
								⅓ vests 1 Jan 10
								⅓ vests 1 Jan 11
CL Coleman	2 Jan 09	1 200	1 200	400	800	43.92	43.92	⅓ vests 1 Jan 09
								⅓ vests 1 Jan 10
								⅓ vests 1 Jan 11
RI Israel	1 Jan 07	447	-	447	-	22.37	38.15	⅓ vests 1 Jan 09
	1 Jan 08	524	-	262	262	38.15	43.92	⅓ vests 1 Jan 09
								⅓ vests 1 Jan 10
	2 Jan 09	1 200	1 200	400	800	43.92	43.92	⅓ vests 1 Jan 09
								⅓ vests 1 Jan 10
								⅓ vests 1 Jan 11
AL Paverd#	1 Jan 07	447	-	447	-	22.37	38.15	⅓ vests 1 Jan 09
	1 Jan 08	524	-	262	262	38.15	43.92	⅓ vests 1 Jan 09
								⅓ vests 1 Jan 10
	2 Jan 09	1 200	1 200	400	800	43.92	43.92	⅓ vests 1 Jan 09
								⅓ vests 1 Jan 10
								⅓ vests 1 Jan 11
K Voltaire	1 Jan 07	447	-	447	-	22.37	38.15	⅓ vests 1 Jan 09
	1 Jan 08	524	-	262	262	38.15	43.92	⅓ vests 1 Jan 09
								⅓ vests 1 Jan 10
	2 Jan 09	1 200	1 200	400	800	43.92	43.92	⅓ vests 1 Jan 09
								⅓ vests 1 Jan 10
								⅓ vests 1 Jan 11
JK Walden	2 Jan 09	1 200	1 200	400	800	43.92	43.92	⅓ vests 1 Jan 09
								⅓ vests 1 Jan 10
								⅓ vests 1 Jan 11

* *Nasdaq Global Select Market Closing price on date of award/vesting.*

** *The vesting of any tranche of the above awards is subject to the company's TSR performance and the employee achieving a satisfactory individual performance rating.*
An award of 40 000 shares was made to the CEO on 1 January 2010, vesting in three even tranches on 1 January 2011, 1 January 2012 and 1 January 2013, subject to performance criteria being met.

\# *Mr BH Asher and Dr AL Paverd retired from the board on 5 May 2009.*

NOMINATION AND GOVERNANCE REPORT

for the year ended 31 December 2009

In compliance with the Combined Code, the board acknowledges that there should be a formal, rigorous and transparent procedure for the appointment of new directors.

The members of the nomination and governance committee and their respective attendance during the year were as follows:

NOMINATION AND GOVERNANCE COMMITTEE MEETING ATTENDANCE

Members	Appointed	Resigned	Number of meetings held and attended
P Liétard *(Chairman)*	27 October 2006		4/4
BH Asher	27 October 2006	5 May 2009	1/2
NP Cole Jr	27 October 2007		4/4
CL Coleman	3 November 2008		4/4
RI Israel	5 May 2009		3/3

In terms of the directors' remuneration policy, Mr Liétard receives a fee as the group chairman and Mr Asher received a fee as senior independent director and therefore no additional payments for services to the committee were made. Fees paid to Mr Cole for service to the nomination and governance committee for the year, until his appointment as senior independent director, were US$3 333, while Mr Coleman's fee was US$10 000.

During the year the nomination and governance committee analysed the experience and contributions brought by existing board members. It was agreed that a candidate be sought with the necessary independent geological and technical experience. Accordingly, the committee put together a list of potential candidates who met the identified job specifications. The board did not make use of either a search agency nor did it advertise for the position. After these deliberations and a series of interviews, the committee forwarded to the board the candidacy of Dr Kadri Dagdelen, professor from the Colorado School of Mines. After a formal process, which included meeting with the full board, Dr Dagdelen was elected a non-executive director on 29 January 2010. In addition, the committee continued to review the company succession planning procedure, and in particular strategy and tactics regarding key management. This process involves executive and senior management within the group. In addition to the appointment of directors, the appointment and removal of the company secretary remains a matter for consideration by the board as a whole.

The board agrees that from the date of the next annual general meeting the letters of appointment for newly appointed directors will be available for inspection at our registered office and at the meeting itself.

The committee reviewed the key policies and charters within the group. As a result, a new board charter has been accepted and this, along with the nomination and governance committee charter and the charters of the other board sub-committees are published on the company's website. Other key policies considered, amended and/or adopted in 2009 were the code of conduct and the anti-corruption policy, a copy of the revised code of conduct is available on the company's website.

In accordance with the articles of association, Dr Dagdelen will be subject to re-election at the May 2010 annual general meeting. Copies of the letter of appointment will be available at the company's registered office during the period leading to the holding of the AGM and at the venue for the AGM.

DIRECTORS' REPORT

for the year ended 31 December 2009

SHARE OPTION SCHEME

The directors granted options to senior employees in accordance with the provisions of the Randgold Resources Limited Share Option Scheme (the 'Scheme'). The summary below is included in this report as required in accordance with the rules of the Scheme.

No share options are awarded at a discount because the scheme rules provide that the exercise price be determined as the closing price of the shares on the trading day preceding that on which a person is granted the option. The Scheme provides that all options may be exercised early in the event of an acquisition of the company that would require an offer to be made to all shareholders.

ELECTION OF DIRECTORS

In terms of Article 85.1 of the articles of association, directors appointed to the board during the year shall retire at the next annual general meeting of the company following such appointment. Accordingly, Dr Kadri Dagdelen does so retire and as a retiring director is eligible and has offered himself for re-election. Dr Dagdelen is Denver based and is currently a professor at the Colorado School of Mines. A biography can be found on page 7 of this annual report.

At the last annual general meeting, Messrs Christopher Coleman and Jon Walden were elected as non-executive directors. In accordance with Article 90.1 of the company's articles of association, Messrs Philippe Liétard, Norborne Cole Jr, Karl Voltaire and Robert Israel retire by rotation and as retiring directors are eligible and have offered themselves for re-election. Biographies can be found on pages 6 and 7 of this annual report.

AUTHORISED SHARE CAPITAL

A special resolution will be submitted to shareholders to increase the authorised share capital from 100 000 000 ordinary shares to 120 000 000 ordinary shares. Two additional special resolutions will also be submitted to amend the memorandum and articles of association to reflect the change of authorised share capital.

SHARE OPTION SCHEME

	Available	Granted	Average US$ price	Exercised	Average US$ price	Total*
BALANCE AT 31 DECEMBER 2007	**1 520 217**	**2 536 514**		**8 130 037**		**12 186 768**
Adjustment to balance following increase in share capital	53 717	-	-	-	-	53 717
Adjustment in terms of paragraph 3.2 of the Share Option Scheme*	1 624 578	-	-	(1 624 578)	-	-
Shares exercised during the period	-	(341 400)	-	341 400	43.81	-
Shares granted during the period	(489 000)	489 000	36.43	-	-	-
Shares lapsed during the period	17 944	(17 944)	8.83	-	-	-
BALANCE AT 31 DECEMBER 2008	**2 727 456**	**2 666 170**	**-**	**6 846 859**	**-**	**12 240 485**
Adjustment to balance following increase in share capital	1 360 216	-	-	-	-	1 360 216
Shares exercised during the period	-	(760 400)	-	760 400	62.59	-
Shares granted during the period	(183 000)	183 000	56.99	-	-	-
Shares lapsed during the period	9 600	(9 600)	22.19	-	-	-
BALANCE AT 31 DECEMBER 2009	**3 914 372**	**2 079 070**	**-**	**7 607 259**	**-**	**13 600 701**

* *The Randgold Resources Share Option Scheme is not constrained by a fixed time period. The aggregate number of shares that may be determined for the option scheme includes all options that have been exercised or are the subject of either terminated or expired options after a 10 year period.*
At 31 December 2009, based on a fixed 10-year period as suggested by the Association of British Insurers, the percentage of shares used by the scheme totalled 9.19%. Other than these share options, management (excluding executive directors) does not participate in any other bonus or incentive schemes. Executive directors do not participate in the Share Option Scheme.



FINANCIAL STATEMENTS

STATEMENT OF DIRECTORS' RESPONSIBILITIES

and approval of the annual financial statements

The directors are responsible for preparing the annual report and the financial statements in accordance with the Companies (Jersey) Law 1991.

The directors are also required to prepare financial statements for the group in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS). The directors have chosen to prepare financial statements for the company in accordance with IFRS.

The directors are responsible for the maintenance of proper accounting records and the preparation, integrity and fair presentation of the financial statements of Randgold Resources Limited ('company') and its subsidiaries ('group').

The directors also prepared the other information included in the annual report and are responsible for both its accuracy and its consistency with the financial statements.

The directors also have general responsibility for selecting suitable accounting policies and applying them consistently, and for taking such steps as are reasonably open to them to safeguard the assets of the group and prevent and detect fraud and other irregularities. The going concern basis has been adopted in preparing the financial statements. The directors have no reason to believe that the group and company will not be a going concern in the foreseeable future based on forecasts and available cash resources. The viability of the company and the group is supported by the financial statements.

The financial statements have been audited by the independent accounting firm, BDO LLP, which was given unrestricted access to all financial records and related data, including minutes of all meetings of shareholders, the board of directors and committees of the board. The directors believe that all representations made to the independent auditors during their audit were valid and appropriate. BDO LLP's audit report is presented on page 107.

The maintenance and integrity of the Randgold Resources Limited website is the responsibility of the directors. The work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the report since it was initially presented on the website. Legislation in Jersey and the United Kingdom governing the preparation and dissemination of the financial information may differ from other jurisdictions.

DIRECTORS' RESPONSIBILITY STATEMENT PURSUANT TO DTR4

The directors confirm to the best of their knowledge:

- The financial statements, presented on pages 108 to 150, have been prepared in accordance with International Financial Reporting Standards as endorsed by the European Union, Article 4 of the IAS Regulation and the requirements of Companies (Jersey) Law 1991 and give a true and fair view of the profit of the group for the year ending 31 December 2009 and of the assets, liabilities, financial position of the group and parent company as at 31 December 2009.
- The annual report includes a fair review of the development and performance of the business and the financial position of the group and the parent company, together with a description of the principal risks and uncertainties that they face.

The financial statements were approved by the board of directors on 15 March 2010 and are signed on its behalf by:



Mark Bristow
Chief executive



Philippe Liétard
Chairman

REPORT OF THE INDEPENDENT AUDITORS

to the members of Randgold Resources Limited

We have audited the accompanying financial statements of Randgold Resources Limited (the 'company') which comprise the statement of financial position of the company as of 31 December 2009 and the statement of changes in equity and cash flow statement for the year then ended and consolidated statement of financial position of the company and its subsidiaries (the 'group') as of 31 December 2009 and the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement for the year then ended and a summary of significant accounting policies and other explanatory notes.

Our report has been prepared pursuant to the requirements of Article 110 of the Companies (Jersey) Law 1991 and for no other purpose. No other person is entitled to rely on this report unless such a person is a person entitled to rely upon this report by virtue of and for the purpose of Article 110 of the Companies (Jersey) Law 1991 or has been expressly authorised to do so by our prior written consent. Save as above, we do not accept responsibility for this report to any other person or for any other purpose and we hereby expressly disclaim any and all such liability.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as endorsed by the European Union and with the requirements of Companies (Jersey) Law 1991.

This responsibility includes: Designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the accompanying financial statements give a true and fair view of the financial position of the company and the group as of 31 December 2009, the cash flows of the group and company and of the financial performance of the group for the year then ended in accordance with International Financial Reporting Standards as endorsed by the European Union and with the requirements of Companies (Jersey) Law 1991.

SEPARATE OPINION IN RELATION TO IFRS

As explained in note 2 to the consolidated financial statements, the group, in addition to complying with its obligation to prepare consolidated financial statements in accordance with IFRS as adopted by the European Union, has also complied with IFRS as issued by the IASB.

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the group as of 31 December 2009, and of the cash flows and financial performance of the group for the year then ended in accordance with International Financial Reporting Standards as issued by the IASB.

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

We review whether the corporate governance statement reflects the company's compliance with the nine provisions of the June 2008 Combined Code which, for a listed UK incorporated company, are specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

BDO LLP

BDO LLP
Chartered Accountants

London
15 March 2010

BDO LLP is a limited liability partnership registered in England and Wales (with registered number OC305127)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended 31 December 2009

GROUP			
US$000	Notes	**31 Dec 2009**	31 Dec 2008
REVENUE			
Gold sales on spot		**476 553**	374 110
Loss on hedging contracts		**(43 773)**	(35 538)
Total revenue		**432 780**	338 572
Other income	13	**8 975**	4 194
TOTAL INCOME		**441 755**	342 766
COSTS AND EXPENSES			
Mining and processing costs	27	**249 634**	199 520
Transport and refining costs		**1 594**	2 053
Royalties		**25 410**	19 730
Exploration and corporate expenditure	28	**51 111**	45 163
Other expenses		**242**	363
TOTAL COSTS		**327 991**	266 829
Finance income	29	**3 444**	9 335
Finance costs	29	**(1 915)**	(3 338)
Provision for financial assets		**(9 580)**	(10 350)
Finance (costs)/income – net	29	**(8 051)**	(4 353)
PROFIT BEFORE INCOME TAX		**105 713**	71 584
Income tax expense	4	**(21 450)**	(24 564)
PROFIT FOR THE PERIOD		**84 263**	47 020
OTHER COMPREHENSIVE INCOME			
Cash flow hedges	22	**26 730**	32 851
Currency translation differences		**1 047**	-
Gain on available-for-sale financial assets		**8 970**	-
TOTAL COMPREHENSIVE INCOME		**121 010**	79 871
PROFIT			
Attributable to:			
Owners of the parent		**69 400**	41 569
Non-controlling interests		**14 863**	5 451
		84 263	47 020
TOTAL COMPREHENSIVE INCOME			
Attributable to:			
Owners of the parent		**106 486**	74 420
Non-controlling interests		**14 524**	5 451
		121 010	79 871
BASIC EARNINGS PER SHARE (US$)	6	**0.86**	0.54
DILUTED EARNINGS PER SHARE (US$)	6	**0.84**	0.54
AVERAGE SHARES IN ISSUE (000)		**81 023**	76 300

The notes on pages 113 to 150 are an integral part of these consolidated financial statements.

CONSOLIDATED AND COMPANY STATEMENTS OF FINANCIAL POSITION

as at 31 December 2009

US$000	Notes	GROUP 31 Dec 2009	GROUP 31 Dec 2008	COMPANY 31 Dec 2009	COMPANY 31 Dec 2008
ASSETS					
NON-CURRENT ASSETS					
Property, plant and equipment	9	**507 219**	336 138	**-**	22 708
Deferred tax	12	**290**	1 559	**-**	-
Long term ore stockpiles	8	**34 178**	48 831	**-**	-
Receivables	7	**5 292**	9 403	**-**	-
Mineral properties	10	**405 779**	-	**-**	-
Available-for-sale financial assets	13	**29 020**	38 600	**29 020**	38 600
Investments in subsidiaries and joint ventures	11	**-**	-	**412 903**	2 002
Loans to subsidiaries and joint ventures	11	**-**	-	**443 404**	231 966
TOTAL NON-CURRENT ASSETS		**981 778**	434 531	**885 327**	295 276
CURRENT ASSETS					
Inventories and ore stockpiles	8	**109 113**	81 781	**-**	-
Receivables	7	**121 786**	47 499	**11 487**	2 489
Available-for-sale financial assets	13	**17 810**	-	**16 014**	-
Cash and cash equivalents		**589 681**	257 631	**575 674**	251 305
TOTAL CURRENT ASSETS		**838 390**	386 911	**603 175**	253 794
TOTAL ASSETS		**1 820 168**	821 442	**1 488 502**	549 070
EQUITY AND LIABILITIES					
Share capital	5	**4 506**	3 827	**4 506**	3 827
Share premium	5	**1 317 771**	455 974	**1 317 771**	455 974
Retained earnings		**305 415**	245 982	**17 601**	31 792
Other reserves		**18 793**	(31 387)	**31 461**	9 584
Equity attributable to owners of the parent		**1 646 485**	674 396	**1 371 339**	501 177
Non-controlling interests		**36 775**	13 745	**-**	-
TOTAL EQUITY		**1 683 260**	688 141	**1 371 339**	501 177
NON-CURRENT LIABILITIES					
Long term borrowings	16	**234**	1 284	**-**	-
Loans from minority shareholders in subsidiaries	17	**2 945**	3 032	**-**	-
Financial liabilities - forward gold sales	18	**-**	15 749	**-**	-
Deferred tax	12	**4 762**	3 016	**-**	-
Provision for rehabilitation	15	**16 916**	14 054	**-**	-
Loans from subsidiaries and joint ventures	11	**-**	-	**94 922**	41 785
TOTAL NON-CURRENT LIABILITIES		**24 857**	37 135	**94 922**	41 785
CURRENT LIABILITIES					
Financial liabilities - forward gold sales	18	**25 312**	37 388	**-**	-
Trade and other payables	14	**82 080**	48 110	**21 321**	6 108
Current tax payable		**3 609**	9 190	**920**	-
Current portion of long term borrowings	16	**1 050**	1 478	**-**	-
TOTAL CURRENT LIABILITIES		**112 051**	96 166	**22 241**	6 108
TOTAL EQUITY AND LIABILITIES		**1 820 168**	821 442	**1 488 502**	549 070

The notes on pages 113 to 150 are an integral part of these consolidated financial statements.

RANDGOLD RESOURCES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended 31 December 2009

US$000	Attributable to equity shareholders							
	Number of ordinary shares	Share capital	Share premium	Other re-serves	Re-tained earnings	Total equity attribu-table to owners of parent	Non-con-trolling interests	Total equity
BALANCE AT 31 DEC 2007	76 140 330	3 809	450 814	(69 391)	213 567	598 799	8 294	607 093
Movement on cash flow hedges								
■ Transfer to profit for the period	-	-	-	35 901	-	35 901	-	35 901
■ Fair value movement on financial instruments	-	-	-	(3 050)	-	(3 050)	-	(3 050)
Other comprehensive income	-	-	-	32 851	-	32 851	-	32 851
Net profit for the period	-	-	-	-	41 569	41 569	5 451	47 020
Total comprehensive income	-	-	-	32 851	41 569	74 420	5 451	79 871
Share-based payments	-	-	-	6 471	-	6 471	-	6 471
Share options exercised	353 400	18	3 842	-	-	3 860	-	3 860
Exercise of options previously expensed under IFRS2	-	-	1 158	(1 158)	-	-	-	-
Shares vested#	6 594	-	160	(160)	-	-	-	-
Dividends relating to 2007	-	-	-	-	(9 154)	(9 154)	-	(9 154)
BALANCE AT 31 DEC 2008	76 500 324	3 827	455 974	(31 387)	245 982	674 396	13 745	688 141
Movement on cash flow hedges								
■ Transfer to profit for the period	-	-	-	44 339	-	44 339	-	44 339
■ Fair value movement on financial instruments	-	-	-	(17 609)	-	(17 609)	-	(17 609)
Other comprehensive income				26 730	-	26 730	-	26 730
Net profit for the period	-	-	-	-	69 400	69 400	14 863	84 263
Currency translation differences	-	-	-	1 386	-	1 386	(339)	1 047
Gain on available-for-sale financial assets		-	-	8 970	-	8 970	-	8 970
Total comprehensive income	-	-	-	37 086	69 400	106 486	14 524	121 010
Share-based payments	-	-	-	9 564	-	9 564	-	9 564
Share options exercised	1 214 248	61	32 516	-	-	32 577	-	32 577
Exercise of options previously expensed under IFRS 2	-	-	16 526	(16 526)	-	-	-	-
Shares vested#	7 454	-	261	(261)	-	-	-	-
Dividend relating to 2008	-	-	-	-	(9 967)	(9 967)	-	(9 967)
Capital raising	5 750 000	287	341 844	-	-	342 131	-	342 131
Costs associated with capital raising	-	-	(12 388)	-	-	(12 388)	-	(12 388)
Moto acquisition (note 30)	6 628 769	331	483 038	20 317	-	503 686	23 030	526 716
Acquisition of 10% of issued shares of Kibali (note 30)	-	-	-	-	-	-	(14 524)	(14 524)
BALANCE AT 31 DEC 2009	**90 100 795**	**4 506**	**1 317 771**	**18 793**	**305 415**	**1 646 485**	**36 775**	**1 683 260**

SHARE CAPITAL

The share capital comprises the issued ordinary shares of the company at par.

SHARE PREMIUM

The share premium comprises the excess value recognised from the issue of ordinary shares at par.

RETAINED EARNINGS

Retained earnings comprises the group's cumulative accounting profit since inception.

OTHER RESERVES

Other reserves include the cumulative charge recognised under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium) and the mark-to-market valuation of derivative financial instruments designated as cash flow hedges (Refer note 22), as well as the foreign currency translation reserve and the movements in current available-for-sale financial assets.

At 31 December 2009, the balance of the share-based payment reserve amounted to US$22.7 million (31 December 2008: US$9.6 million). The balance of the hedging reserve amounted to a debit of US$14.2 million (31 December 2008: debit of US$41 million). Refer to note 22 for further details on the hedging reserve. The foreign currency translation reserve was US$1.4 million at 31 December 2009 (31 December 2008: nil) and the movements in current available-for-sale financial assets amounted to US$9 million as at 31 December 2009 (31 December 2008: nil). Refer to note 13 for further details.

\# *Restricted shares were issued to non-executive directors as remuneration. The transfer between 'other reserves' and 'share premium' in respect of the shares vested represents the cost calculated in accordance with IFRS 2.*

The notes on pages 113 to 150 are an integral part of these consolidated financial statements.

COMPANY STATEMENT OF CHANGES IN EQUITY

for the year ended 31 December 2009

US$000	Number of ordinary shares	Share capital	Share premium	Retained earnings	Other reserves	Total
BALANCE AT 31 DEC 2007	76 140 330	3 809	450 814	84 047	4 430	543 100
Net loss	-	-	-	(43 101)	-	(43 101)
Total comprehensive loss	-	-	-	(43 101)	-	(43 101)
Share-based payments	-	-	-	-	6 472	6 472
Share options exercised	353 400	18	3 842	-	-	3 860
Shares vested#	6 594	-	160	-	(160)	-
Exercise of options previously expensed under IFRS 2	-	-	1 158	-	(1 158)	-
Dividends relating to 2007	-	-	-	(9 154)	-	(9 154)
BALANCE AT 31 DEC 2008	76 500 324	3 827	455 974	31 792	9 584	501 177
Net loss	-	-	-	(4 224)	-	(4 224)
Available-for-sale financial assets	-	-	-	-	8 783	8 783
Total comprehensive income	-	-	-	(4 224)	8 783	4 559
Share-based payments	-	-	-	-	9 564	9 564
Share options exercised	1 214 248	61	32 516	-	-	32 577
Shares vested#	7 454	-	261	-	(261)	-
Exercise of options previously expensed under IFRS 2	-	-	16 526	-	(16 526)	-
Dividends relating to 2008	-	-	-	(9 967)	-	(9 967)
Capital raising	5 750 000	287	341 844	-	-	342 131
Costs associated with capital raising	-	-	(12 388)	-	-	(12 388)
Moto acquisition	6 628 769	331	483 038	-	20 317	503 686
BALANCE AT 31 DEC 2009	**90 100 795**	**4 506**	**1 317 771**	**17 601**	**31 461**	**1 371 339**

SHARE CAPITAL

The share capital comprises the issued ordinary shares of the company at par.

SHARE PREMIUM

The share premium comprises the excess value recognised from the issue of ordinary shares at par.

RETAINED EARNINGS

Retained earnings comprises the group's cumulative accounting profit since inception.

OTHER RESERVES

Other reserves comprises the share-based payment reserve that amounted to US$22.7 million (2008: US$9.6 million) and movements in current available-for-sale financial assets that amounted to US$8.8 million at 31 December 2009 (2008: nil). Refer to note 13 for further details on available-for-sale financial assets.

Restricted shares were issued to directors as remuneration. The transfer between 'other reserves' and 'share premium' in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

RANDGOLD RESOURCES

STATEMENTS OF CONSOLIDATED AND COMPANY CASH FLOWS

for the year ended 31 December 2009

US$000	Notes	GROUP 31 Dec 2009	GROUP 31 Dec 2008	COMPANY 31 Dec 2009	COMPANY 31 Dec 2008
CASH FLOWS FROM OPERATING ACTIVITIES					
Profit/(loss) after tax		**84 263**	47 020	**(4 224)**	(43 101)
Income tax expense		**21 450**	24 564	**-**	-
Profit/(loss) before income tax		**105 713**	71 584	**(4 224)**	(43 101)
Net interest received		**(1 529)**	(5 997)	**(1 443)**	(9 130)
Provision for financial assets		**9 580**	10 350	**9 580**	10 350
Depreciation and amortisation		**28 502**	21 333	**-**	-
Ineffectiveness on cash flow hedges		**242**	363	**-**	-
Non-cash effect of roll forward of hedges		**(1 336)**	-	**-**	
Unwind of discount on provisions for environmental rehabilitation		**492**	443	**-**	-
Share-based payment		**9 564**	6 471	**9 564**	6 471
Profit on disposal of Kiaka	13	**(10 658)**	-	**(10 658)**	-
		140 570	104 547	**2 819**	(35 410)
Effects of changes in operating working capital items					
■ Receivables		**(73 683)**	8 629	**(15 666)**	(1 272)
■ Inventories and ore stockpiles		**(12 673)**	(30 012)	**-**	-
■ Trade and other payables		**25 628**	(26 618)	**19 543**	(4 802)
Cash generated from/(used by) operations before interest and tax		**79 842**	56 546	**6 696**	(41 484)
Interest received		**3 444**	9 335	**1 518**	9 137
Interest paid		**(1 915)**	(3 338)	**(75)**	(6)
Income tax paid		**(17 624)**	(5 042)	**-**	-
Net cash generated from/(used by) operating activities		**63 747**	57 501	**8 139**	(32 353)
CASH FLOW FROM INVESTING ACTIVITIES					
Additions to property, plant and equipment		**(196 701)**	(85 038)	**-**	(22 708)
Net cash inflow from acquisitions of Moto and Kibali	30	**114 217**	-	**109 498**	-
Increases in inter-company loans		**-**	-	**(244 168)**	(19 913)
Decreases in inter-company loans		**-**	-	**98 547**	42 231
Net cash used by investing activities		**(82 484)**	(85 038)	**(36 123)**	(390)
CASH FLOW FROM FINANCING ACTIVITIES					
Proceeds from issue of ordinary shares		**362 320**	3 860	**362 320**	3 860
Decrease in long term loans		**(1566)**	(3 721)	**-**	-
Dividends paid to company's shareholders		**(9 967)**	(9 154)	**(9 967)**	(9 154)
Cash generated from/(used by) financing activities		**350 787**	(9 015)	**352 353**	(5 294)
NET (DECREASE)/INCREASE IN CASH AND EQUIVALENTS		**332 050**	(36 552)	**324 369**	(38 037)
CASH AND EQUIVALENTS AT BEGINNING OF YEAR		**257 631**	294 183	**251 305**	289 342
CASH AND CASH EQUIVALENTS AT END OF YEAR		**589 681**	257 631	**575 674**	251 305

The effective interest rate on cash and cash equivalents was 0.35% (2008: 2.7%). These funds have an average maturity of less than 30 days.

The notes on pages 113 to 150 are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2009

1 NATURE OF OPERATIONS

The company and its subsidiaries (the 'group') together with its joint ventures carry out exploration and gold mining activities. Currently there are two operating mines in Mali, West Africa: The Morila gold mine, which commenced production in October 2000, and the Loulo mine complex, which commenced production in November 2005. The group also has a portfolio of exploration projects in West and Central Africa.

The interests of the group in its operating mines are held through Morila SA ('Morila') which owns the Morila mine and Somilo SA ('Somilo') which owns the Loulo mine. Randgold holds an effective 40% interest in Morila, following the sale to AngloGold Ashanti Limited on 3 July 2000 of one-half of Randgold's subsidiary, Morila Limited. Management of Morila Limited, the 80% shareholder of Morila SA, is effected through a joint venture committee, with Randgold and AngloGold Ashanti each appointing one-half of the members of the committee. During 2007 AngloGold Services Mali SA ('Anser'), a subsidiary of AngloGold Ashanti, was the operator of Morila. On 15 February 2008 Randgold assumed responsibility for the operatorship.

Randgold holds an effective 80% interest in Loulo. The remaining 20% interest is held by the Malian government. Randgold is the operator of Loulo.

A third mine, Tongon in Côte d'Ivoire is in the main construction phase. Progress has been made regarding the approval of the mining convention, with the Tongon Mining Licence having being approved by the COMINE (interministerial commission).

Following the acquisition by the company of a joint venture interest in Moto Goldmines Limited on 15 October 2009, in conjunction with AngloGold Ashanti Limited and the acquisition of a further effective 10% interest in the Kibali gold project on 22 December 2009, the group now holds an effective interest of 45% in the Kibali gold project in the Democratic Republic of the Congo. Further details of these acquisitions are set out in note 30.

The group has various exploration programmes ranging from substantial to early stage in Mali, Senegal, Burkina Faso, Côte d'Ivoire and the Democratic Republic of the Congo.

2 SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated and company financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

The consolidated financial statements of Randgold Resources Limited and its subsidiaries have been prepared in accordance with International Financial Reporting Standards and Interpretations (collectively ('IFRS') issued by the International Accounting Standards Board (IASB) as adopted by the European Union and in accordance with Article 104 of the Companies (Jersey) Law of 1991. The consolidated financial statements also comply with IFRS as issued by the IASB, as is required as a result of our listing on Nasdaq in the US. The differences between IFRS as adopted by the European Union and IFRS as issued by the IASB have not had a material impact on the consolidated financial statements for the years presented. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and various financial assets and financial liabilities (including derivative instruments) which are carried at fair value. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the company's accounting policies. The areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 3.

The company statement of financial position for 2008 has been restated to show amounts payable to subsidiary companies of US$41.8 million as a liability. This balance was previously offset against amounts receivable from subsidiary companies. The restatement has no impact on net assets, the net decrease in cash and cash equivalents or the result for the year. This restatement is reflected in the company statement of financial position, company cash flow statement (in respect of the movements in inter-company loans) and in notes 11 and 22.

This adjustment had no impact on the year ending 31 December 2007 as there were no amounts payable to group companies as at 31 December 2007; as a result a comparative balance sheet for the year ending 31 December 2007, as required by IAS 1: Presentation of Financial Statements, has not been included.

The following standards and interpretations which have been recently issued or revised have not been adopted early by the group. Their expected impact is discussed below:

- ***Amendments to IFRIC 9 and IAS 39: Embedded Derivatives*** *(effective for annual periods beginning on or after 30 June 2009).* This amendment clarifies the treatment of embedded derivatives in host contracts that are reclassified out of fair value through profit or loss following the changes introduced by the Amendments to IAS 39 and IFRS 7: Reclassification of Financial Instruments. The company will apply Amendments to IFRIC 9 and IAS 39 from 1 January 2010, but it is not expected to have any significant impact on the accounts of the company or group.

RANDGOLD RESOURCES

- ***Revised IFRS 3: Business Combinations*** *(effective for annual periods beginning on or after 1 July 2009).* The basic approach of the existing IFRS 3 to apply acquisition accounting in all cases and identify an acquirer is retained in this revised version of the standard.
  It also includes much of the current guidance for the identification and recognition of intangible assets separately from goodwill. However, in some respects the revised standard may result in very significant changes, including: The requirement to write off all acquisition costs to profit or loss instead of including them in the cost of investment; the requirement to recognise an intangible asset even if it cannot be reliably measured; and, an option to gross up the statement of financial position for goodwill attributable to minority interests (which are renamed 'non-controlling interests'). The revised standard does not require the restatement of previous business combinations. IFRS 3(R) must be adopted at the same time as the Amendment to IAS 27. The company will apply revised IFRS 3 from 1 January 2010, but it is not expected to have any significant impact on the accounts of the company or group.
- ***Amendment to IAS 27: Consolidated and Separate Financial Statements*** *(effective for annual periods beginning on or after 1 July 2009).* This amendment affects in particular the acquisition of subsidiaries achieved in stages and disposals of interests, with significant differences in the accounting depending on whether or not control is obtained as a result of the transaction, or where a transaction results only in a change in the percentage of a controlling interest. The amendment does not require the restatement of previous transactions. The Amendment to IAS 27 must be adopted at the same time as IFRS 3(R). The company will apply the Amendment to IAS 27 from 1 January 2010, but it is not expected to have any significant impact on the accounts of the company or group.
- ***Amendment to IAS 39: Financial Instruments – Recognition and Measurement: Eligible Hedged Items*** *(effective for annual periods beginning on or after 1 July 2009).* This amendment clarifies how the principles that determine whether a hedged risk or portion of cash flows is eligible for designation should be applied in the designation of a one-sided risk in a hedged item, and inflation in a financial hedged item. The company will apply the Amendment to IAS 39 from 1 January 2010, but it is not expected to have any significant impact on the accounts of the company or group.
- ***IFRIC 17: Distributions of Non-cash Assets to Owners*** *(effective for annual periods beginning on or after 1 July 2009).* Prior to this interpretation, IFRSs did not address how an entity should measure distributions of assets other than cash. Non-cash dividends payable were sometimes recognised at the carrying amount of the assets to be distributed and sometimes at their fair value. The interpretation clarifies that: (a) A dividend payable should be recognised when the dividend is appropriately authorised and is no longer at the discretion of the entity; (b) that an entity should measure the dividend payable at the fair value of the net assets to be distributed; and, (c) that an entity should recognise the difference between the dividend paid and the carrying amount of the net assets distributed in profit or loss. This interpretation also requires an entity to provide additional disclosures if the net assets being held for distribution to owners meet the definition of a discontinued operation. IFRIC 17 applies to pro rata distributions of non-cash assets except for common control transactions. It does not have to be applied retrospectively. The company will apply IFRIC 17 from 1 January 2010, but it is not expected to have any significant impact on the accounts of the company or group.
- ***IFRIC 18: Transfer of Assets from Customers*** *(effective for annual periods beginning on or after 1 July 2009).* This interpretation clarifies the treatment of agreements in which an entity receives from a customer an item of property, plant and equipment (or cash which must be used only to acquire or construct an item of property, plant and equipment) that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services. This interpretation clarifies whether and when an asset should be recognised, and how it should be measured. It also clarifies how revenue arising from such a transaction should be recognised. The company will apply IFRIC 18 from 1 January 2010, but it is not expected to have any significant impact on the accounts of the company or group.
- ***Improvements to IFRSs: 2010*** *(effective for annual periods beginning on or after 1 January 2010).* The improvements in this amendment clarify the requirements of IFRSs and eliminate inconsistencies within and between standards. The company will apply the improvements from 1 January 2010, but it is not expected to have any significant impact on the accounts of the company or group.
- ***Amendments to IFRS 2: Group Cash-settled Share-based Payment Transactions*** *(effective for annual periods beginning on or after 1 January 2010).* This amendment clarifies that, where a parent (or another group entity) has an obligation to make a cash-settled share-based payment to another group entity's employees or suppliers, the entity receiving the goods or services should account for the

transaction as equity-settled. The amendment also moves the IFRIC 11 requirements in respect of equity-settled share-based payment transactions among group entities and the clarification of the scope of IFRS 2 contained within IFRIC 8 into IFRS 2 itself.
The company will apply the Amendments to IFRS 2 from 1 January 2010, but it is not expected to have any significant impact on the accounts of the company or group.

- ***Amendments to IFRS 1: Additional Exemptions for First-time Adopters*** *(effective for annual periods beginning on or after 1 January 2010).* These amendments introduce two further transitional reliefs into IFRS 1: A first-time adopter which under previous GAAP accounted for exploration and development costs for oil and gas properties in the development or production phases in cost centres that include all properties in a large geographical area may, subject to certain conditions, elect to measure oil and gas assets at the date of transition to IFRSs at the amount determined under its previous GAAP; and, where a first-time adopter made the same determination of whether an arrangement contained a lease in accordance with previous GAAP as that required by IFRIC 4 but at a date other than that required by IFRIC 4, it need not reassess that determination when it adopts IFRSs. The amendments to IFRS 1 are not applicable to the group or company as the financial statements are already prepared in accordance with IFRS.
- ***Amendment to IAS 32: Classification of Rights Issues*** *(effective for annual periods beginning on or after 1 February 2010).* This amendment addresses the accounting for rights issues (rights, options or warrants) that are denominated in a currency other than the functional currency of the issuer. Previously such rights issues were accounted for as derivative liabilities. However, the amendment requires that, provided the entity offers the rights, options or warrants pro rata to all of its existing owners of the same class of its own non-derivative equity instruments, such rights issues are classified as equity regardless of the currency in which the exercise price is denominated. The company will apply the Amendments to IFRS 32 from 1 January 2011, but it is not expected to have any significant impact on the accounts of the company or group.
- ***IFRIC 19: Extinguishing Financial Liabilities with Equity Instruments*** *(effective for annual periods beginning on or after 1 April 2010).* This interpretation addresses transactions in which an entity issues equity instruments to a creditor in return for the extinguishment of all or part of a financial liability. Broadly, it applies to transactions where the two parties are acting only in their capacity as lender and borrower. It does not address the appropriate treatment for the creditor and does not apply to arrangements in which liabilities are extinguished in return for equity instruments in accordance with the original terms of the financial liability. The company will apply IFRIC 19 from 1 January 2011, but it is not expected to have any significant impact on the accounts of the company or group.
- ***Revised IAS 24: Related Party Disclosures*** *(effective for annual periods beginning on or after 1 January 2011).* The revision to IAS 24 is in response to concerns that the previous disclosure requirements and the definition of a related party were too complex and difficult to apply in practice, especially in environments where government control is pervasive. The company will apply the revised IAS 24 from 1 January 2011, but it is not expected to have any significant impact on the accounts of the company or group.
- ***Amendments to IFRIC 14 IAS 19: Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction*** *(effective for annual periods beginning on or after 1 January 2011).* These amendments apply in the limited circumstances when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover those requirements. The amendments permit such an entity to treat the benefit of such an early payment as an asset. The company is currently assessing the impact and will apply the amendment to IFRIC 14 IAS 19 from 1 January 2011, but it is not expected to have any significant impact on the accounts of the company or group.
- ***IFRS 9: Financial Instruments*** *(effective for annual periods beginning on or after 1 January 2013).* IFRS 9 will eventually replace IAS 39 in its entirety. However, the process has been divided into three main components: Classification and measurement; impairment; and, hedge accounting. As each phase is completed, it will delete the relevant portions of IAS 39 and create new chapters in IFRS 9. The company will apply the amendment to IFRS 9 from 1 January 2013 and the company is currently assessing the impact on the accounts of the company and group.

The group has adopted the following standards which are effective for the first time this year. The impact is discussed below:

- ***IFRS 8: Operating Segments*** *(effective for annual periods beginning on or after 1 January 2009).* IFRS 8 requires an entity to adopt a 'management approach' in the identification of its operating

RANDGOLD RESOURCES

segments and its reporting on their financial performance. Generally, the information to be reported would be what management uses internally for evaluating segment performance and deciding how to allocate resources to operating segments.
Such information may be different from that used to prepare the statement of comprehensive income and statement of financial position. The standard also requires an explanation of the basis on which the segment information is prepared and reconciliations to the amounts recognised in the statement of comprehensive income and statement of financial position. The company has applied IFRS 8 and reviewed its disclosure of operating segments from 1 January 2009, but it has not had any significant impact on the accounts of the company or group.

- ***Revised IFRS 1: First-time Adoption of International Financial Reporting Standards*** *(effective for annual periods beginning on or after 1 January 2009).* IFRS 1(R) has an improved structure but does not contain any technical changes. The revision is not applicable to the company, as it already prepares its financial statements under IFRS.
- ***Amendment to IAS 23: Borrowing Costs*** *(effective for annual periods beginning on or after 1 January 2009).* This amendment removes the option to immediately recognise as an expense borrowing costs that relate to the construction of qualifying assets (assets that take a substantial period of time to get ready for use or sale). Instead, an entity will be required to capitalise borrowing costs whenever the conditions for capitalisation are met. The provisions of this amendment are applicable to borrowing costs relating to qualifying assets for which the commencement date for capitalisation is on or after the effective date of the amendment. The company has applied the Amendment to IAS 23 from 1 January 2009, but it has not had any impact on the accounts of the company or group.
- ***Amendment to IFRS 2: Share-based Payment – Vesting Conditions and Cancellations*** *(effective for annual periods beginning on or after 1 January 2009).* This amendment clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. The purpose of making this distinction is to enable an entity to address the accounting for non-vesting conditions, which previously were not covered by IFRS 2. Non-vesting conditions must be taken into account when estimating the fair value of the equity instruments granted; effectively this means that a non-vesting condition will be treated in the same way as a market vesting condition. The guidance in IFRS 2 covering the accounting for vesting conditions is not affected by the amendment. The amendment also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The company has applied IFRS 2 from 1 January 2009, but it has not had any impact on the accounts of the company or group.
- ***Amendments to IAS 1: Presentation of Financial Statements – A Revised Presentation*** *(effective for annual periods beginning on or after 1 January 2009).* The Amendment to IAS 1 principally affects the presentation of the primary statements. An entity will be required to present, as a primary statement, a statement of changes in equity, in which all owner changes in equity are included. Under this amendment, all non-owner changes in equity (ie comprehensive income) are to be presented either in single primary statement (a statement of comprehensive income) or in two separate primary statements (a statement of comprehensive income and statement of other comprehensive income). An analysis of the tax effect of items recognised in other comprehensive income must also be included either in the primary statement or as a note. In addition, an opening comparative statement of financial position must be included when there is a change in accounting policy. The amendment does not change the recognition or measurement of transactions and balances in the financial statements. The company has applied the amendment to IAS 1 from 1 January 2009, but the only impact on the financial statements was presentational.
- ***Amendments to IAS 32 and IAS 1: Puttable Financial Instruments and Obligations Arising on Liquidation*** *(effective for annual periods beginning on or after 1 January 2009).* These amendments result in certain types of financial instrument that meet the definition of a liability, but represent the residual interest in the net assets of the entity, being classified as equity. The amendments require entities to classify the following types of financial instruments as equity, provided they have particular features and meet specific conditions: (a) Puttable financial instruments; and, (b) instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation. The company has applied the Amendment to IAS 32 and IAS 1 from 1 January 2009, but it has not had any impact on the accounts of the company or group.
- ***Amendments of IFRS 1 and IAS 27: Cost of an Investment in a Subsidiary, Jointly-Controlled Entity or Associate*** *(effective for annual periods beginning on or after 1 January 2009).* These amendments allow a first-time adopter that, in its separate financial statements, elects to measure its investments in subsidiaries, jointly controlled

entities or associates at cost, to initially recognise these investments either at cost determined in accordance with IAS 27 or deemed cost (being either its fair value at the date of transition to IFRSs or its previous GAAP carrying amount at that date).
The amendment to IFRS 1 and IAS 27 are not applicable to the company or group as the financial statements are already prepared in accordance with IFRS.

- ***Amendments to IFRS 7: Improving Disclosures about Financial Instruments*** *(effective for annual periods beginning on or after 1 January 2009).* This amendment requires the analysis of each class of financial asset and financial liability that is measured at fair value in the statement of financial position, into a three level fair value measurement hierarchy. It requires additional disclosures in respect of those financial instruments classified as Level Three (namely those that are measured using a valuation technique which uses inputs that are not based on observable market data). It also implements some changes to the definition of and disclosures associated with liquidity risk. The company has applied the amendment to IFRS 7 from 1 January 2009, as a result of which additional disclosures are included in note 22.
- ***Improvements to IFRSs: 2009*** *(effective for annual periods beginning on or after 1 January 2009).* The improvements in this amendment clarify the requirements of IFRSs and eliminate inconsistencies between standards. The most significant changes cover the following issues: The classification of assets and liabilities as held for sale where a non-controlling interest is retained; accounting by companies that routinely sells assets previously held for rental to others; accounting for loans given at a nil or below market rate of interest; the reversal of impairments against investments in associates accounted for using the equity method; the timing of expense recognition for costs incurred on advertising and other promotional activity; and, accounting for properties in the course of construction. The company has applied the improvements to the IFRSs from 1 January 2009, but it has not had any significant impact on the accounts of the company or group.
- ***IFRIC 15: Agreements for the Construction of Real Estate*** *(effective for annual periods beginning on or after 1 January 2009).* This Interpretation clarifies the definition of a construction contract, the interaction between IAS 11 and IAS 18, and provides guidance on how to account for revenue when the agreement for the construction of real estate falls within the scope of IAS 18. For some entities, the interpretation may give rise to a shift from the recognition of revenue over the construction period using, for example, the percentage of completion method to the recognition of revenue at a single point in time (eg at completion, or on delivery). Affected agreements will mainly be those accounted for in accordance with IAS 11 that do not meet the definition of a construction contract as interpreted by the IFRIC and do not result in a 'continuous transfer' (ie agreements in which the entity transfers to the buyer control and the significant risks and rewards of ownership of the work in progress in its current state as construction progresses). The company has applied IFRIC 15 from 1 January 2009, but it has not had any impact on the accounts of the company or group.

Consolidation

The consolidated financial information includes the financial statements of the company, its subsidiaries and the company's proportionate share in joint ventures using uniform accounting policies for like transactions and other events in similar circumstances.

Subsidiaries

Subsidiaries are entities over which the group has the power to govern the financial and operating policies, generally accompanying an interest of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries by the group. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired (including mineral property interests) and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the group's share of the identifiable net assets acquired is recorded as goodwill or other identifiable intangible assets. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the statement of comprehensive income.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

Joint venture

Joint ventures are those entities in which the group holds a long term interest and which are jointly controlled by the group and one or more joint venture partners under a contractual arrangement.

The group's interest in such jointly controlled entities is accounted for by proportionate consolidation. Under this method the group includes its share of the joint venture's individual income and expenses, assets and liabilities and cash flows on a line by line basis with similar items in the group's financial statements. Inter company accounts and transactions are eliminated on consolidation.

The group recognises the portion of gains or losses on the sale of assets by the group to the joint venture that is attributable to the other joint venture partners. The group does not recognise its share of profits or losses from the joint venture that result from the purchase of assets by the group from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately.

The results of joint ventures are included from the effective dates of acquisition and up to the effective dates of disposal.

The cost of a joint venture acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired (including mineral property interests) and liabilities and contingent liabilities assumed in a joint venture acquisition are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the group's share of the identifiable net assets acquired is recorded as goodwill or other identifiable intangible assets. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the statement of comprehensive income.

Investment in subsidiaries and joint ventures

Are stated at cost less any provisions for impairment in the financial statements of the company. Dividends are accounted for when the company becomes entitled to received them. On the disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the statement of comprehensive income.

Segment reporting

An operating segment is a group of assets and operations engaged in performing mining or advanced exploration that are subject to risks and returns that are different from those of other segments. Other parts of the business are aggregated and treated as part of a 'corporate and exploration' segment. The group provides segmental information using the same categories of information the group's chief operating decision maker utilises. The group's chief operating decision maker is considered by management to be the board of directors. The group has only one business segment, that of gold mining. Segment analysis is based on individual mining operations and exploration projects that have a significant amount of capitalised expenditure or other fixed assets.

Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in US dollars, which is the group and the company's functional and presentation currency.

Transactions and balances

Foreign currency transactions are translated into the relevant functional currency using the exchange rates prevailing at the date of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the statement of comprehensive income.

Group companies

The results and financial position of material group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentational currency are translated into the presentation currency as follows:

- Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;
- Income and expenses for each statement of comprehensive income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and
- All resulting exchange differences are recognised as a separate component of equity.

Intangible assets

Mineral properties

Mineral properties acquired are recognised at fair value at the acquisition date. Mineral properties are tested annually for impairment on the same basis that property, plant and equipment are when there is an indication of impairment. Mineral properties will be amortised on a units of production basis when the related mine commences production.

Property, plant and equipment

Undeveloped properties

Undeveloped properties upon which the group has not performed sufficient exploration work to determine whether significant mineralisation exists are carried at original acquisition cost. Where the directors consider that there is little likelihood of the properties being exploited, or the value of the exploitable rights has diminished below cost, an impairment is recorded.

Long-lived assets

Long-lived assets including development costs and mine plant facilities are initially recorded at cost. Where relevant the estimated cost of dismantling the asset and remediating the site is included in the cost of property, plant and equipment, subsequently they are measured at cost less accumulated amortisation and impairment.

Development costs and mine plant facilities relating to existing and new mines are capitalised. Development costs consist primarily of direct expenditure incurred to establish or expand productive capacity and are capitalised until commercial levels of production are achieved, after which the costs are amortised.

Short-lived assets

Short-lived assets including non-mining assets are shown at cost less accumulated depreciation and impairment.

Depreciation and amortisation

Long-lived assets include mining properties, such as freehold land, metallurgical plant, tailings and raw water dams, power plant and mine infrastructure, as well as mine development costs. Depreciation and amortisation are charged over the life of the mine (or over the remaining useful life of the asset, if shorter) based on estimated ore tonnes contained in proven and probable reserves, to reduce the cost to estimated residual values. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits. Total proven and probable reserves are used in the depreciation calculation. The remaining useful lives for Morila and Loulo are estimated at four and a minimum of 19 years respectively. Any changes to the expected life of the mine (or asset) are applied prospectively in calculating depreciation and amortisation charges. Short-lived assets which include motor vehicles, office equipment and computer equipment are depreciated over estimated useful lives of between two to five years but limited to the remaining mine life. Residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date. Changes to the estimated residual values or useful lives are accounted for prospectively.

Impairment

The carrying amount of the property, plant and equipment of the group is compared to the recoverable amount of the assets whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and the fair value less cost to sell. In assessing the value in use, the expected future cash flows from the assets is determined by applying a discount rate to the anticipated pre-tax future cash flows. The discount rate used is derived from the group's weighted average cost of capital. An impairment is recognised in the statement of comprehensive income to the extent that the carrying amount exceeds the assets' recoverable amount. The revised carrying amounts are amortised in line with group accounting policies. A previously recognised impairment loss is reversed if the recoverable amount increases as a result of a reversal of the conditions that originally resulted in the impairment. This reversal is recognised in the statement of comprehensive income and is limited to the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised in prior years. Assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units) for purposes of assessing impairment. The estimates of future discounted cash flows are subject to risks and uncertainties including the future gold price. It is therefore reasonably possible that changes could occur which may affect the recoverability of mining assets.

Stripping costs

All stripping costs incurred (costs incurred in removing overburden to expose the ore) during the production phase of a mine are treated as variable production costs and as a result are included in the cost of inventory produced during the period that the stripping costs are incurred.

Inventories

Include ore stockpiles, gold in process and supplies and spares and are stated at the lower of cost or net realisable value. The cost of ore stockpiles and gold produced is determined principally by the weighted average cost method using related production costs. Costs of gold inventories include all costs incurred up until production of an ounce of gold such as milling costs, mining costs and directly attributable mine general and administration costs but exclude transport costs, refining costs and royalties. Net realisable value is determined with reference to current market prices. Morila uses a selective mining process and has a few grade categories. Full grade ore is defined as ore above 1.4g/t and marginal ore is defined as ore below 1.4g/t. For Loulo, high grade ore is defined as ore above 3.5g/t and medium grade is defined as ore above 2.0g/t. All stockpile grades are currently being processed and all ore is expected to be fully processed. This does not include high grade tailings at Morila, which are carried at zero value due to uncertainty as to whether they will be processed through the plant. For Loulo, Yalea material less than

0.8g/t is classified as mineralised waste and is not in inventory, while material less than 0.7g/t from Gara is regarded as mineralised waste and is not in inventory. The processing of ore in stockpiles occurs in accordance with the life of mine processing plan that has been optimised based on the known mineral reserves, current plant capacity and mine design. Stores and materials consist of consumable stores and are valued at weighted average cost after appropriate impairment of redundant and slow moving items. Consumable stock for which the group has substantially all the risks and rewards of ownership are brought on to the statement of financial position.

Interest/borrowing costs

Is recognised on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity. Borrowing cost is expensed as incurred except to the extent that it relates directly to the construction of property, plant and equipment during the time that is required to complete and prepare the asset for its intended use, when it is capitalised as part of property, plant and equipment. Borrowing cost is capitalised as part of the cost of the asset where it is probable that the asset will result in economic benefit and where the borrowing cost can be measured reliably. No interest or borrowing costs have been capitalised during the year.

Financial instruments

These are measured as set out below. Financial instruments carried on the statement of financial position include cash and cash equivalents, receivables, accounts payable, borrowings, derivative financial instruments, and available for sale financial assets.

Derivatives

The group uses derivative financial instruments such as gold forward contracts to manage the risks associated with commodity prices. Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently re-measured to their fair value.

The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The group designates certain derivatives as hedges of highly probable forecast transactions (cash flow hedges). The fair value of derivative financial instruments that are traded on an active market is based on quoted market prices at the statement of financial position date. The fair value of financial instruments not traded on an active market is determined using appropriate valuation techniques. At the inception of the transaction, the group documents the relationship between hedge instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items. Refer to note 22 for treatment of the group's gold contracts.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the statement of comprehensive income.

Amounts accumulated in equity are recycled in the statement of comprehensive income in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place). When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the statement of comprehensive income. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of comprehensive income. The fair values of derivative instruments used for hedging purposes are disclosed in note 21. Movements on the hedging reserve in shareholders' equity are shown in note 21. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

Receivables

Are recognised initially at fair value. There is a rebuttable presumption that the transaction price is fair value unless this could be refuted by reference to market indicators. Subsequently, receivables are measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable may be impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the statement of comprehensive income.

Cash and cash equivalents

Cash and cash equivalents are carried in the statement of financial position at cost. For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short term highly liquid investments with a maturity of three months or less at the date of purchase and bank overdrafts. In the statement of financial position, bank overdrafts are included in borrowings in current liabilities.

Available-for-sale financial assets
Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. Available-for-sale financial assets are designated on acquisition. They are normally included in current assets and are carried at fair value. However current market conditions resulted in management's decision in 2008 to reclassify the Auction Rate Securities held within available for sale financial assets as non-current, in order to more accurately reflect their nature. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is recognised in the statement of comprehensive income, other movements in fair value are recognised in other reserves in equity.

Borrowings
Are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the statement of comprehensive income over the period of the borrowings using the effective interest method. Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date.

Accounts payable
Accounts payable and other short term monetary liabilities, are initially recognised at fair value and subsequently carried at amortised cost using the effective interest method.

Rehabilitation costs
The net present value of estimated future rehabilitation costs is provided for in the financial statements and capitalised within mining assets on initial recognition. Rehabilitation will generally occur on closure or after closure of a mine. Initial recognition is at the time of the disturbance occurring and thereafter as and when additional disturbances take place. The estimates are reviewed annually to take into account the effects of inflation and changes in estimates and are discounted using rates that reflect the time value of money. Annual increases in the provision due to the unwinding of the discount are recognised in the statement of comprehensive income as a finance cost. The present value of additional disturbances and changes in the estimate of the rehabilitation liability are capitalised to mining assets against an increase in the rehabilitation provision. The rehabilitation asset is amortised as noted previously. Rehabilitation projects undertaken, included in the estimates, are charged to the provision as incurred. Environmental liabilities, other than rehabilitation costs, which relate to liabilities arising from specific events, are expensed when they are known, probable and may be reasonably estimated.

Provisions
Are recognised when the group has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

Current tax
Current tax is the tax expected to be payable on the taxable income for the year calculated using rates (and laws) that have been enacted or substantively enacted by the statement of financial position date. It includes adjustments for tax expected to be payable or recoverable in respect of previous periods.

Deferred taxation
Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the temporary difference arise from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred tax is provided on temporary differences arising on investments in subsidiaries and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

Share capital
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds.

Employee benefits

Pension obligations
The group has defined contribution plans. A defined contribution plan is a pension plan under which the group pays fixed contributions into a separate entity. The group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. For defined contribution plans, the group pays contributions to publicly or privately administered provident funds on a mandatory, contractual or voluntary basis. The group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expenses when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

RANDGOLD RESOURCES

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to either: Terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after statement of financial position date are discounted to present value.

Profit-sharing and bonus plans

The group recognises a liability and an expense for bonuses. The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

Share-based payments

The fair value of the employee services received in exchange for the grant of options or shares after 7 November 2002 is recognised as an expense. The total amount to be expensed rateably over the vesting period is determined by reference to the fair value of the options or shares determined at the grant date, excluding the impact of any non-market vesting conditions.

The total amount to be expensed is determined by reference to the fair value of the options granted:

- Including any market performance conditions; and
- Excluding the impact of any service and non-market performance vesting conditions (for example, profitability, sales growth targets and remaining an employee of the entity over a specified time period).

Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable or the number of shares that the employee will ultimately receive. This estimate is revised at each statement of financial position date and the difference is charged or credited to the statement of comprehensive income, with a corresponding adjustment to equity.

The proceeds received on exercise of the options net of any directly attributable transaction costs are credited to equity.

When the options are exercised, the company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

Leases

Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys a right to use the asset. Leases of plant and equipment where the group assumes a significant portion of risks and rewards of ownership are classified as a finance lease. Finance leases are capitalised at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and the finance charges to achieve a constant rate on the finance balance outstanding. The interest portion of the finance payment is charged to the statement of comprehensive income over the lease period. The plant and equipment acquired under the finance lease are depreciated over the useful lives of the assets, or over the lease term if shorter.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the statement of comprehensive income on a straight-line basis over the period of the lease.

Revenue recognition

The company enters into contracts for the sale of gold. Revenue arising from gold sales under these contracts is recognised when the price is determinable, the product has been delivered in accordance with the terms of the contract, the significant risks and rewards of ownership have been transferred to the customer and collection of the sales price is reasonably assured. These criteria are met when the gold leaves the mines' smelt houses. As sales from gold contracts are subject to customer survey adjustment, sales are initially recorded on a provisional basis using the group's best estimate of the contained metal. Subsequent adjustments are recorded in revenue to take into account final assay and weight certificates from the refinery, if different from the initial certificates. The differences between the estimated and actual contained gold have historically not been significant.

Losses on matured hedges are included within revenue as these pertain to losses incurred as gold hedges are settled and the actual price received (see accounting policy on derivatives).

Exploration and evaluation costs

The group expenses all exploration and evaluation expenditures until the directors conclude that a future economic benefit is more likely than not of being realised, ie 'probable'. While the criteria for concluding that an expenditure should be capitalised is always probable, the information that the directors use to make that determination depends on the level of exploration.

Exploration and evaluation expenditure on brownfield sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable through the completion of a prefeasibility study, after which the expenditure is capitalised as a mine development cost. A 'prefeasibility study' consists of a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating economic factors and the evaluation of other relevant factors. The prefeasibility study, when combined with existing knowledge of the mineral property that is adjacent to mineral deposits that are already being mined or developed, allow the directors to conclude that it is more likely than not that the group will obtain future economic benefit from the expenditures.

Exploration and evaluation expenditure on greenfield sites, being those where the group does not have any mineral deposits which are already being mined or developed, is expensed until such time as the directors have sufficient information to determine that future economic benefits are probable. The information required by directors is typically a final feasibility study however a prefeasibility study may be deemed to be sufficient where the additional work required to prepare a final feasibility study is not significant.

Exploration and evaluation expenditure relating to extensions of mineral deposits which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, is capitalised as a mine development cost following the completion of an economic evaluation equivalent to a prefeasibility study. This economic evaluation is distinguished from a prefeasibility study in that some of the information that would normally be determined in a prefeasibility study is instead obtained from the existing mine or development. This information when combined with existing knowledge of the mineral property already being mined or developed allow the directors to conclude that more likely than not the group will obtain future economic benefit from the expenditures. Costs relating to property acquisitions are capitalised within development costs.

Dividend distribution

Dividend distribution to the company's shareholders is recognised as a liability in the group's financial statements in the period in which the dividends are approved by the board of directors and declared to shareholders.

Earnings per share

Is computed by dividing net income by the weighted average number of ordinary shares in issue during the year.

Diluted earnings per share

Is presented when the inclusion of potential ordinary shares has a dilutive effect on earnings per share.

3 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Some of the accounting policies require the application of significant judgement by management in selecting the appropriate assumptions for calculating financial estimates.

By their nature, these judgements are subject to an inherent degree of uncertainty and are based on historical experience, terms of existing contracts, management's view on trends in the gold mining industry and information from outside sources.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Future rehabilitation obligations

The net present value of current rehabilitation estimates have been discounted to their present value at 3.5% per annum (2008: 3.5%), for Morila, being an estimate of the prevailing interest rates. A 3.5% (2008: 3.5%) discount rate was used for Loulo. Expenditure is expected to be incurred at the end of the respective mine lives. For further information, including the carrying amounts of the liabilities, refer to note 15. A 1% change in the discount rate on the group's rehabilitation estimates would result in a US$1.4 million (2008: US$1.5 million) impact on the provision for environmental rehabilitation, and a US$0.1 million impact on the statement of comprehensive income.

Gold price assumptions

The following gold prices were used in the mineral reserves optimisation calculations:

US$	2009	2008
Morila	**700**	650
Loulo: open pit	**700**	650
Loulo: underground	**700**	650
Tongon	**700**	650
Kibali	**700**	-
Massawa	**700**	-
Gounkoto	**700**	-

Changes in the gold price used could result in changes in the mineral reserve optimisation calculations. Mine modelling is a complex process and hence is it not feasible to perform sensitivities on gold price assumptions.

Determination of ore reserves

The group estimates its ore reserves and mineral resources based on information compiled by Competent Persons as defined in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2004 (the JORC code). Reserves determined in this way are used in the calculation of depreciation, amortisation and impairment charges, as well as the assessment of the carrying value of mining assets.

There are numerous uncertainties inherent in estimating ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated. For further information refer to Reserves and Resources on page 81.

Uncertainties relating to transactions with a contractor

As explained in note 26 to the financial statements, there are uncertainties relating to the value of the

RANDGOLD RESOURCES

securities held in respect of advances to a contractor and also a claim relating to the Loulo development. The amounts reflected in the financial statements reflect the directors' best estimate of the amount that will be recovered in respect of the advances and the outcome of the dispute relating to the cost of the development.

Indirect taxes receivable

Given their slow-moving nature, the group has had to apply judgement in determining when amounts will be recovered with respect to indirect taxes owing to Morila and Loulo by the Mali government. The amounts reflected in the financial statements are the directors' best estimate of the timing of the recovery of these amounts. For further information, including the carrying amount of the assets, refer to note 7.

Derivative valuation

The company uses valuations obtained from banks for the mark-to-market estimation of the Loulo hedge book. The banks use the following key inputs in the valuations:

	31 Dec 2009	31 Dec 2008
LIBOR rates	**1.21 – 0.25%**	3.92 – 1.83%
Spot gold prices	**US$1 096**	US$865
Gold lease rates	**0.77%**	0.23 – 1.11%

Share-based payments

Refer to note 19 for the key assumptions used in determining the value of share-based payments.

Areas of judgement

Areas of judgement made in applying specific accounting policies that have the most significant effect on the amounts recognised in the financial statements are:

Exploration and evaluation expenditure

The group has to apply judgement in determining whether exploration and evaluation expenditure should be capitalised or expensed. Management exercises this judgement based on the results of economic evaluations, prefeasibility or feasibility studies. Costs are capitalised where those studies conclude that more likely than not the group will obtain future economic benefit from the expenditures.

Depreciation

There are several methods for calculating depreciation, ie the straight line method, the production method using ounces produced and the production method using tonnes milled. The directors believe that the tonnes milled method is the best indication of plant and infrastructure usage.

Classification and valuation methodology of auction rate securities ('ARS')

The group has applied judgment in the classification of the ARS. These financial assets consist of auction rate securities with a par value of US$49 million and a carrying value of US$29 million. The trading market for these instruments has become substantially illiquid as a result of current conditions in the credit markets. The company continues to receive interest payable on most of these securities. As these investments have been illiquid for more than 12 months and there is no certainty that they will become liquid within the next 12 months, the assets have been reclassified into the non-current section of available-for-sale financial assets to more accurately reflect their nature.

Management estimates the fair value of these investments at each reporting period. Management applies a mark to model in their valuation methods and the model is based upon 'observable market inputs'. This method relies upon inputs from the ratings agencies in respect of the underlying collateral, including credit ratings, likelihood of default and recoverability in the event of default. Management considers the primary indication of the carrying value of the ARS to be the credit rating and the continued receipt of interest. Where the ARS investments have been down-graded below investment grade, this is deemed to be an indication of impairment.

Carrying values of property, plant and equipment and mineral properties

The group assesses at each reporting period whether there is any indication that these assets may be impaired. If such indication exists, the group estimates the recoverable amount of the asset. The recoverable amount is assessed by reference to the higher of 'value in use' (being the net present value of expected future cash flows of the relevant cash generating unit) and 'fair value less cost to sell'. The estimates used for impairment reviews are based on detailed mine plans and operating plans. Future cash flows are based on estimates of:

- The quantities of the reserves and mineral resources for which there is a high degree of confidence in economic extraction;
- Future production levels;
- Future commodity prices;
- Future cash cost of production, capital expenditure, close down, restoration and environmental clean up; and
- Future gold prices (an US$1 000 gold price was used for the current year's impairment calculations and US$800 gold price in the prior year).

Management estimates allocations of the purchase price in acquisitions and business combinations to assets and liabilities acquired, as well as fair values attributable to assets and liabilities acquired.

GROUP

US$000	Notes	31 Dec 2009	31 Dec 2008
4 INCOME AND MINING TAXES			
Current taxation		**18 435**	22 395
Deferred taxation	12	**3 015**	2 169
		21 450	24 564
The tax on the group's profit before tax differs from the theoretical amount that would arise using the statutory tax rate applicable to the group's Malian operations.			
Profit before tax		**105 713**	71 584
Tax calculated at tax rate of 35%		**37 000**	25 054
Reconciling items			
■ Income taxed at 0%		**(8 958)**	(10 107)
■ Expenses deductible at 0%		**18 184**	18 629
■ Mali tax holiday permanent differences		**(26 695)**	(8 976)
■ Capital allowances not deductible		**3 015**	2 169
■ Other permanent differences		**(1 096)**	(2 205)
Taxation charge		**21 450**	24 564

The company is not subject to income tax in Jersey. Somilo SA benefits from a five year tax holiday in Mali. The tax holiday commenced on 8 November 2005. The benefit of the tax holiday to the group was to increase its net profit by US$26.7 million (2008: US$9 million). Accordingly, had the group not benefited from the tax holiday in Mali, earnings per share would have been reduced by US$0.33 and US$0.12 for the years ended 31 December 2009 and 2008 respectively. Under Malian tax law, income tax is based on the greater of 35% of taxable income or 0.75% of gross revenue. The Morila and Loulo operations have no assessable capital expenditure carry forwards or assessable tax losses, as at 31 December 2009 and 2008 respectively, for deduction against future mining income.

5 SHARE CAPITAL AND PREMIUM

The total authorised number of ordinary shares is 100 million (2008: 100 million) of US 5 cents each (2008: US 5 cents). All issued shares are fully paid. The total number of issued shares at 31 December 2009 was 90 100 795 shares (2008: 76 500 324).

During the year 5 750 000 shares were placed at US$59.50 per share raising US$341.8 million and incurring US$12.4 million in associated costs. These shares were issued to a number of new and existing shareholders and are ordinary shares ranking alongside the ordinary shares already in issue.

Please refer to the statement of changes in equity for more detail on the annual movement of the number of ordinary shares, share capital, as well as share premium. Share options are granted to selected employees. Refer to note 19 for more detail on share options.

RANDGOLD RESOURCES

	GROUP		
	Income (numerator) US$000	Shares (denominator)	Per share amount US$
6 EARNINGS AND DIVIDENDS PER SHARE			
FOR THE YEAR ENDED 31 DECEMBER 2009			
BASIC EARNINGS PER SHARE			
Shares outstanding at 1 January 2009		**76 500 324**	
Weighted number of shares issued		**4 522 466**	
Income available to shareholders	**69 400**	**81 022 790**	**0.86**
EFFECT OF DILUTIVE SECURITIES			
Weighted stock options issued to employees		**1 139 061**	
Diluted earnings per share	**69 400**	**82 161 851**	**0.84**
FOR THE YEAR ENDED 31 DECEMBER 2008			
BASIC EARNINGS PER SHARE			
Shares outstanding at 1 January 2008		76 140 330	
Weighted number of shares issued		159 786	
Income available to shareholders	41 569	76 300 116	0.54
EFFECT OF DILUTIVE SECURITIES			
Weighted stock options issued to employees		1 240 082	
Diluted earnings per share	41 569	77 540 198	0.54

Refer to note 19 for details on share options issued to employees. US$9.9 million (US$0.13 per share) was paid as dividends in 2009 (2008: US$9.2 million). On 29 January 2010, the board of directors approved an annual dividend of US$0.17 per share which will result in an aggregate dividend payment of US$15.3 million and is expected to be paid in March 2010.

Included in the Moto options are 121 800 options outstanding as at 31 December 2009 (2008: nil) which could potentially have a dilutive impact in future, but which were anti-dilutive in 2009.

		GROUP		COMPANY	
US$000	Notes	**31 Dec 2009**	31 Dec 2008	**31 Dec 2009**	31 Dec 2008
7 RECEIVABLES					
Trade		**21 428**	9 559	**-**	-
Advances to contractors	7.1	**28 544**	12 064	**-**	-
Taxation debtor	7.2	**42 134**	9 858	**-**	-
Prepayments and other receivables	7.3	**37 125**	26 557	**11 487**	2 489
		129 231	58 038	**11 487**	2 489
Impairment provision		**(2 153)**	(1 136)	**-**	-
Total		**127 078**	56 902	**11 487**	2 489
Less: current portion		**(121 786)**	(47 499)	**(11 487)**	(2 489)
Long term portion		**5 292**	9 403	**-**	-

7.1 Advances to contractors comprise advances made to a contractor at Loulo, MDM Ferroman (Pty) Ltd (in liquidation) ('MDM') (US$11.6 million) (2008: US$12.1 million), as well as advances made to BCM (US$6.7 million) (2008: nil), Afrilog (US$9.2 million) (2008: nil) and Shaft Sinkers (US$1.1 million) (2008: nil). Significant uncertainties exist relating to the recoverability of advances made to MDM. More detail is given in note 26 to the financial statements.

7 RECEIVABLES (continued)

7.2 The taxation debtor relates to indirect taxes owing to the group by the State of Mali, including TVA balances at both Loulo (US$37 million) and Morila (US$2.6 million), as well as refundable duty taxes (US$1.7 million) and custom duties (US$0.7 million).

7.3 Prepayments and other receivables include a balance of US$3.7 million (US$1.8 million is included in non-current receivables) of deferred cash consideration in respect of the sale of the Kiaka project. Refer to note 13 for further details.

	GROUP		COMPANY	
US$000	**31 Dec 2009**	31 Dec 2008	**31 Dec 2009**	31 Dec 2008
The fair values of trade and other receivables are as follows:				
Trade	**21 428**	9 559	**-**	-
Advances to contractors	**27 527**	12 064	**-**	-
Taxation debtor	**40 998**	8 722	**-**	-
Prepayments and other receivables	**37 125**	26 557	**11 487**	2 489
	127 078	56 902	**11 487**	2 489
Movements on the provision for impairment and present valuing of trade receivables are as follows:				
AT 1 JANUARY – taxation debtor	**1 136**	1 136	**-**	-
Provision for receivables impairment - advances to contractors	**1 017**	-	**-**	-
Unused amounts reversed	**-**	-	**-**	-
AT 31 DECEMBER	**2 153**	1 136	**-**	-

The creation and release of provision for impaired receivables have been included in mining and processing costs in the statement of comprehensive income. The unwinding of the discount is included in finance costs in the statement of comprehensive income. The other classes within trade and other receivables do not contain impaired assets.
The credit quality of receivables that are not past due or impaired remains very high. The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above. The group does not hold any collateral as security. Refer to note 21 for further information on the concentration of credit risk. US$62.6 million (2008: US$12.5 million) of advances to contractors and the taxation debtor falls due within 12 months, whilst the balance falls due thereafter. All other receivable balances are due within 30 days. The TVA balance at Morila is past due but not impaired.
Long term receivables have been discounted at 3% (2008: 3.5%).

8 INVENTORIES AND ORE STOCKPILES

	GROUP	
US$000	**31 Dec 2009**	31 Dec 2008
Consumable stores	**58 334**	38 621
Short term portion of ore stockpiles	**46 336**	40 140
Gold in process	**4 443**	3 020
Total current asset inventories and ore stockpiles	**109 113**	81 781
Long term portion of ore stockpiles	**34 178**	48 831
Total inventories and ore stockpiles	**143 291**	130 612

Ore stockpiles have been split between long and short term based on current Life of Mine plan estimates.

RANDGOLD RESOURCES

US$000	GROUP 31 Dec 2009	GROUP 31 Dec 2008	COMPANY 31 Dec 2009	COMPANY 31 Dec 2008
9 PROPERTY, PLANT AND EQUIPMENT				
Mine properties, mine development costs and mine plant facilities and equipment				
Cost				
At the beginning of year	**434 997**	347 422	**22 708**	-
Additions	**199 583**	87 575	**-**	22 708
Transfers	**-**	-	**(22 708)**	-
	634 580	434 997	**-**	22 708
Accumulated depreciation and amortisation				
At beginning of year	**98 859**	77 526	**-**	-
Charge for the year	**28 502**	21 333	**-**	-
	127 361	98 859	**-**	-
Net book value	**507 219**	336 138	**-**	22 708

Long-lived assets

Included in property, plant and equipment are long-lived assets which are amortised over the life of the mine and comprise the metallurgical plant, tailings and raw water dams, power plant and mine infrastructure. The net book value of these assets was US$488.8 million as at 31 December 2009 (2008: US$320.7 million). The figures in the company column relate to the mine development at Tongon, at cost. These balances have been transferred to Tongon during 2009. This is not yet depreciated as the mine is currently in the construction phase.

Short-lived assets

Included in property, plant and equipment are short-lived assets which are amortised over their useful lives and are comprised of motor vehicles and other equipment. The net book value of these assets was US$10.5 million as at 31 December 2009 (2008: US$7.3 million).

Undeveloped property

Included in property, plant and equipment are undeveloped property costs of US$7.9 million (2008: US$8.1 million). Refer to note 16 for assets collateralised and under finance lease. No borrowing costs were capitalised as part of additions during the year (2008: nil). Refer to the property, plant and equipment accounting policy note on page 119 for details of each asset category's useful economic life.

US$000	GROUP 31 Dec 2009	GROUP 31 Dec 2008
10 MINERAL PROPERTIES		
Cost	**-**	-
At the beginning of year	**-**	-
Acquisitions	**405 779**	-
	405 779	-
Amortisation		
At beginning of year	**-**	-
Charge for the year	**-**	-
	-	-
Net book value	**405 779**	-

Mineral properties relate to the acquisition of a joint venture interest in Moto Goldmines Limited, as well as a further 10% interest in the Kibali project. Refer to note 30 for details thereof.

COMPANY

US$000	31 Dec 2009	31 Dec 2008
11 INVESTMENTS AND LOANS IN SUBSIDIARIES AND JOINT VENTURES		
Investments in subsidiaries and joint ventures		
Investment in Tongon	**12 028**	2 000
Investment in Randgold Resources Mali SARL	**2**	2
Investment in Moto Goldmines Limited ("Moto")	**400 873**	-
Total investments in subsidiaries and joint ventures	**412 903**	2 002
Loans to subsidiaries and joint ventures		
Loan – Somilo	**-**	45 403
Loan – Seven Bridges	**-**	4
Loan – Randgold Resources Mali SARL	**9 818**	8 059
Loan – Randgold Resources (Somilo) Ltd	**282 238**	178 500
Loan – Randgold Resources (UK)	**161**	-
Loan – Tongon	**148 841**	-
Loan – Kibali	**588**	-
Loan – Kibali Jersey 2	**1 758**	-
Total loans to subsidiaries and joint ventures	**443 404**	231 966
Loans from subsidiaries and joint ventures		
Loan – Mining Investments Jersey Ltd	**(94 454)**	(41 785)
Loan – Somilo	**(131)**	-
Loan – Seven Bridges	**(326)**	-
Loan – Border Energy East Africa	**(11)**	-
Total loans from subsidiaries and joint ventures	**(94 922)**	(41 785)
Total investments and loans in subsidiaries and joint ventures	**761 385**	192 183

GROUP

US$000	31 Dec 2009	31 Dec 2008
The group's interest in the Morila joint venture was as follows:		
Non-current assets	**59 310**	79 156
Current assets	**58 565**	59 020
Total assets	**117 875**	138 176
Non-current liabilities	**9 306**	8 504
Current liabilities	**21 108**	16 712
Total liabilities	**30 414**	25 216
The group's interest in the Kibali joint venture was as follows:		
Non-current assets	**333 327**	-
Current assets	**8 800**	-
Total assets	**342 127**	-
Non-current liabilities	**-**	-
Current liabilities	**(5 344)**	-
Total liabilities	**(5 344)**	-

Refer to note 20 for disclosure of the income and expenses of the Morila joint venture and the Kibali joint venture respectively. Refer to page 156 for details of the group companies, as well as information on the country of incorporation, proportion of ownership interest and voting power held for each of the subsidiaries and joint ventures. During 2008, all transactions and balances relating to Morila were transferred from Randgold Resources Ltd to Mining Investments (Jersey) Ltd in order to reflect the transaction flow more accurately.

RANDGOLD RESOURCES

US$000	Notes	GROUP 31 Dec 2009	GROUP 31 Dec 2008
12 DEFERRED TAXATION			
Deferred tax is calculated on temporary differences under the liability method using a tax rate of 35% (2008: 35%).			
The movement on deferred taxation is as follows:			
At the beginning of the year		**1 457**	(712)
Statement of comprehensive income charge	4	**3 015**	2 169
At the end of the year		**4 472**	1 457
Deferred taxation assets and liabilities comprise the following:			
Decelerated tax depreciation		**4 762**	3 016
Deferred taxation liability		**4 762**	3 016
Deferred stripping		**(290)**	(1 559)
Deferred taxation asset		**(290)**	(1 559)
Net deferred taxation liability/(asset)		**4 472**	1 457

Temporary differences which are expected to be realised during the Loulo tax holiday are recognised at 0%.
The group did not recognise deferred income tax assets of US$3.5 million (2008: US$3.1 million) in respect of costs at Morila amounting to US$10 million (2008: US$8.7 million) that can be carried forward against future taxable income.

US$000	GROUP 31 Dec 2009	GROUP 31 Dec 2008	COMPANY 31 Dec 2009	COMPANY 31 Dec 2008
13 AVAILABLE-FOR-SALE FINANCIAL ASSETS				
Beginning of year	**38 600**	48 950	**38 600**	48 950
Impairment of auction rate securities	**(9 580)**	(10 350)	**(9 580)**	(10 350)
Additions	**8 831**	-	**7 256**	-
Fair value movement recognised in equity	**8 970**	-	**8 783**	-
Exchange differences	**9**	-	**(25)**	-
At 31 December	**46 830**	38 600	**45 034**	38 600
Less: non-current portion	**(29 020)**	(38 600)	**(29 020)**	(38 600)
Current portion	**17 810**	-	**16 014**	-

Additions consist of the group's 50% share of 7.9 million shares in Kilo Goldmines Ltd valued at US$1.6 million and an investment in 20 million Volta Resources Inc shares valued at US$7.3 million on acquisition and subsequently fair valued to US$1.8 million and US$16 million respectively, as at 31 December 2009. The fair value gain arising was taken to other reserves in equity.
The shares in Volta Resources were acquired as part of the consideration received for the sale of the Kiaka project in Burkina Faso to Volta Resources as well as a deferred cash consideration of US$3.7 million, resulting in a gain on disposal of US$10.7 million after costs of US$0.3 million. The gain on disposal is included in other income. The shares in Kilo Goldmines were acquired as part of the Moto acquisition (Refer note 30).
Management has no on-going involvement with the Kiaka project or Volta Resources and therefore in the absence of significant influence it is deemed to be appropriate to categorise the investments as available-for-sale financial assets.
The impairment of auction rate securities has been charged to the statement of comprehensive income as a component of finance costs.

US$000	GROUP 2009	GROUP 2008
Available-for-sale financial assets include the following:		
Investments in US auction rate securities	**29 020**	38 600

13 AVAILABLE-FOR-SALE FINANCIAL ASSETS (continued)

This relates to the company's portfolio of auction rate securities (ARS), consisting of collaterised debt obligations ('CDOs') (A-2 second priority tranches) with a par value of US$43 million and collaterised loan notes ('CLNs') with a par value of US$5.9 million. One of the CDO instruments has stopped paying interest. The other ARS investments carries interest at rates varying between one month LIBOR plus 55 basis points and 1 month LIBOR plus 225 basis points. The trading market for these instruments has become substantially illiquid as a result of current conditions in the markets. The company does not expect to need access to these funds in the near to medium term.

The underlying collateral for the instruments consists primarily of residential mortgages, commercial and industrial bank loans. The average final maturity date of the CDOs is 2039 and the CLNs 2017. The average expected repayment period of the underlying collateral is 4 to 5 years. Proceeds from the repayment of the underlying collateral are used to redeem outstanding portions of the notes. The expected repayment periods of underlying collateral relating to the tranches Randgold Resources is invested in are two years and longer.

The company assesses the recoverability of the ARS investments whenever events or circumstances indicate that the carrying amount may not be fully recoverable, and a fair value calculation is performed at each reporting period. Downgrading of an ARS investment to below investment grade would be considered an indication of impairment.

In the absence of observable market transactions for these assets or comparable assets with common characteristics, the company has applied a mark to model valuation methodology. The mark to model methodology is based on observable market data. The key inputs to the model are primarily obtained from reports produced by credit rating agencies and comprise:

- Credit ratings of the underlying collateral.
- Average maturity of the underlying collateral.
- Default ratios, which are prepared by the credit rating agencies on the basis of historical default data. The key inputs used by the company to determine the appropriate default ratio to apply are the average maturity and credit ratings of the underlying collateral.
- Recovery ratios applied in the event of default of the underlying collateral.

The assumptions in respect of the key inputs comprise a significant volume of data, the interaction of the different inputs is also complex and therefore detailed quantitive disclosure has not been given, as it would not give the user the necessary sense of the potential variability of fair value estimates. An assessment of the reasonably possible variability in the fair value of the auction rate securities is provided in note 21 under 'concentration of credit risk'.

	GROUP		COMPANY	
US$000	**31 Dec 2009**	31 Dec 2008	**31 Dec 2009**	31 Dec 2008
14 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES				
Trade payables	**16 139**	13 405	**-**	-
Payroll and other compensation	**6 325**	4 951	**5 326**	2 927
Accruals and other payables	**59 616**	29 754	**15 995**	3 181
	82 080	48 110	**21 321**	6 108

	GROUP	
US$000	**31 Dec 2009**	31 Dec 2008
15 PROVISION FOR ENVIRONMENTAL REHABILITATION		
Opening balance	**14 054**	11 074
Unwinding of discount	**492**	443
Change in estimates	**2 370**	2 537
	16 916	14 054

RANDGOLD RESOURCES

15 PROVISION FOR ENVIRONMENTAL REHABILITATION (continued)

As at 31 December 2009, US$11.2 million of the provision relates to Loulo (31 December 2008: US$9.7 million) which is based on estimates provided by environmental consultants. The remaining US$5.7 million relates to Morila (31 December 2008: US$4.4 million). The provisions for rehabilitation costs include estimates for the effect of inflation and changes in estimates and have been discounted to their present value at 3.5% (2008: 3.5%) per annum for Morila, being an estimate derived from the risk free rate. A 3.5% (2008: 3.5%) discount rate was used for Loulo. Limited environmental rehabilitation regulations currently exist in Mali to govern the mines, so the directors have based the provisions for environmental rehabilitation on standards set by the World Bank, which require an environmental management plan, an annual environmental report, a closure plan, an up-to-date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the group's estimate of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates. The group is committed to rehabilitation of its properties. It makes use of independent environmental consultants for advice and it also uses past experience in similar situations to ensure that the provisions for rehabilitation are adequate. Current Life of Mine plans envisage the expected outflow to occur at the end of the Life of Mine, which is 2013 for Morila and 2029 for Loulo.

		GROUP	
US$000	Notes	**31 Dec 2009**	31 Dec 2008
16 BORROWINGS			
Morila power plant finance lease	16.1	**1 096**	1 792
Morila oxygen plant finance lease	16.2	**188**	370
Loulo CAT finance lease	16.3	**-**	600
		1 284	2 762
Less: current portion		**(1 050)**	(1 478)
		234	1 284

All loans are secured and have variable interest rates, except for the Loulo CAT finance lease which has a fixed rate.

16.1 Morila power plant finance lease

The Morila power plant finance lease relates to five generators leased from Rolls-Royce for Morila. The lease is repayable over ten years commencing 1 April 2001 and bears interest at a variable rate which as at 31 December 2009 was approximately 38% (2008: 33%) per annum. The lease is collateralised by plant and equipment, the net book value at 31 December 2009 amounted to US$2.1 million (2008: US$2.7 million). Average annual lease payments of US$1.5 million are payable in instalments over the term of the lease. The company has guaranteed the repayment of this lease.

16.2 Morila oxygen plant finance lease

The Morila oxygen plant finance lease relates to three oxygen generating units leased from Air Liquide for Morila. The lease is payable over 10 years commencing 1 December 2000 and bears interest at a variable rate which as at 31 December 2009 was approximately 3.09% (2008: 3.09%) per annum. The lease is collateralised by the production units, the net book value of which at 31 December 2009 was US$0.3 million (2008: US$0.4 million).

16.3 Loulo CAT finance lease

The euro denominated Caterpillar finance facility related to fifteen 3512B HD generator sets and ancillary equipment purchased from JA Delmas and financed by a loan from Caterpillar Finance for Loulo. The lease was payable quarterly over 42 months commencing on 1 August 2005, and bore interest at a fixed rate of 6.03% (2008: 6.03%) per annum. The company together with Randgold Resources (Somilo) Limited jointly guaranteed the repayment of this lease. The average lease payments of US$0.5 million were payable in instalments over the term of the lease. The final payment under this finance lease was made during 2009.

16 BORROWINGS (continued)

The exposure of the group's borrowings to interest rate changes at the statement of financial position dates are as follows:

	2009	2008
0 - 12 months	**1 050**	879
1 - 5 years	**234**	1 283
	1 284	2 162

The carrying amounts and fair value of the non-current borrowings are as follows:

	Carrying amount 2009	Carrying amount 2008	**Fair value 2009**	Fair value 2008
Finance leases	**234**	1 284	**234**	1 284
	234	1 284	**234**	1 284

The fair value of current borrowings equals their carrying amount, as the impact of discounting is not significant. The fair values are based on cash flows discounted using a rate based on the borrowing rate.

	2009	2008
The carrying amounts of the group's borrowings are denominated in the following currencies:		
US dollar	**1 284**	2 162
Euro	**-**	600
	1 284	2 762

The group has no undrawn borrowing facilities (2008: US$60 million).

	GROUP	
US$000	**31 Dec 2009**	31 Dec 2008
Maturities		
The borrowings mature over the following periods:		
Not later than 1 year	**1 050**	1 478
Later than 1 year and not later than 5 years	**234**	1 284
Later than 5 years	**-**	-
	1 284	2 762
Finance lease liabilities - minimum lease payments		
Balance of leases outstanding	**1 780**	3 683
Future finance charges on leases	**(496)**	(921)
Present value of finance lease liabilities	**1 284**	2 762

At the date of origination, there was no material fair value attributable to the guarantees issued by the company on behalf of group entities to third parties. Had the value been recognised, the depreciated carrying amount would have been insignificant.

RANDGOLD RESOURCES

US$000	GROUP 31 Dec 2009	31 Dec 2008
17 LOANS FROM MINORITY SHAREHOLDERS IN SUBSIDIARIES		
Somilo		
Government of Mali - principal amount	**653**	671
Deferred interest payable	**2 292**	2 361
Loans	**2 945**	3 032

The government of Mali loan to Somilo is uncollateralised and bears interest at the base rate of the Central Bank of West African States plus 2%. The accrual of interest ceased in the last quarter of 2005 per mutual agreement between shareholders. The loan is repayable from cash flows of the Loulo mine after repayment of all other loans. In the event of a liquidation of Somilo the shareholder loans and deferred interest are not guaranteed.

US$000	GROUP 31 Dec 2009	31 Dec 2008
18 FINANCIAL LIABILITIES - FORWARD GOLD SALES		
Forward gold sales	**25 312**	53 137
Less: current portion	**(25 312)**	(37 388)
Non-current portion	**-**	15 749

The financial liabilities relate to the Loulo forward gold sales all of which qualify for hedge accounting. These derivative instruments are further detailed in note 22.

19 EMPLOYMENT COST

The group contributes to several defined contribution provident funds. The provident funds are funded on the 'money accumulative basis' with the members and company having been fixed in the constitutions of the funds. All the group's employees, other than those directly employed by West African subsidiary companies, are entitled to be covered by the above-mentioned retirement benefit plans. Retirement benefits for employees employed by West African subsidiary companies are provided by the state social security system to which the company and employees contribute a fixed percentage of payroll costs each month.

US$000	GROUP 2009	2008
Total employee benefit cost was as follows:		
Short term benefits	**11 162**	7 747
Pension contributions	**464**	374
Share-based payments	**9 564**	6 471
Total	**21 190**	14 592

Share-based payments

The fair value of employee services received as consideration for equity instruments (equity settled) of the company is calculated using the Black-Scholes option pricing model. The key assumptions used in this model for options granted during the year were as follows:

US$000	Notes	GROUP 31 Dec 2009	31 Dec 2008
Expected life		**3 years**	3 years
Volatility	19.1	**59.23%**	41.63%
Risk free interest rate		**1.65%**	2.69%
Dividend yield		**0%**	0%
Weighted average share price on grant and valuation date	19.2	**US$56.99**	US$45.27
Weighted average exercise price	19.3	**US$56.99**	US$45.27

19 EMPLOYMENT COST (continued)

19.1 Volatility is based on the three year historical volatility of the company's shares on each grant date.

19.2 Weighted average share price for the valuation is calculated taking into account the market price on all grant dates.

19.3 The weighted average exercise price is calculated taking into account the exercise price on each grant date. Please refer to page 102 for details provided on share options, including the number and weighted average exercise price of share options outstanding at the beginning and end of each period, options granted, exercised and lapsed during the period.

19.4 The exercise of the options issued in 2009 is subject to a satisfactory performance level being achieved during the 12 month period prior to the exercise date of each tranche of options. The minimum performance level to be achieved is defined as level 3 in the company's performance management system. Similar performance criteria was attached to the options that were issued in 2008. It is expected that most employees who were awarded share options would achieve a level 3 performance.

The table below summarises the information about the options outstanding, including options that are not yet exercisable:

	GROUP		
Outstanding options	Number of shares	Weighted average contractual life (years)	Weighted average exercise price (US$)
Range of exercise price (US$)			
At 31 December 2009			
1.25 - 2.13	**30 712**	**0.94**	**2.11**
2.50 - 3.25	**15 302**	**2.50**	**3.22**
5.00 - 8.25	**116 556**	**-**	**-**
8.05 - 8.05	**73 800**	**4.60**	**8.05**
16.15 - 16.15	**13 000**	**5.92**	**16.15**
22.50 - 22.50	**69 300**	**6.92**	**22.50**
22.19 - 22.19	**1 088 500**	**7.64**	**22.19**
26.26 – 46.34	**489 000**	**8.47**	**42.08**
56.99 – 56.99	**183 000**	**9.68**	**56.99**
	2 079 170	**7.31**	**27.72**
At 31 December 2008			
1.25 - 2.13	56 112	2.25	1.90
2.50 - 3.50	15 302	3.50	3.22
5.00 - 8.25	116 556	-	-
8.05 - 8.05	237 300	5.60	8.05
12.78 - 16.15	111 000	6.62	14.36
22.50 - 22.50	147 000	7.92	22.50
22.19 - 22.19	1 494 000	8.64	22.19
26.26 – 46.34	489 000	9.47	42.08
	2 666 270	7.86	22.77

RANDGOLD RESOURCES

19 EMPLOYMENT COST (continued)

19.4 (continued)

The table below summarises the information about the Randgold Resources Share Option Scheme options that are exercisable as at 31 December 2009 and 2008:

Outstanding options	Number of shares	Weighted average exercise price (US$)
Range of exercise price (US$)		
At 31 December 2009		
1.25 - 2.13	**30 712**	**2.11**
2.50 - 3.50	**15 302**	**3.22**
5.00 - 8.25	**116 556**	**-**
8.05 - 16.15	**73 800**	**8.05**
22.50 - 22.50	**5 300**	**22.50**
22.19 - 22.19	**102 500**	**22.19**
	344 170	**11.81**
At 31 December 2008		
1.25 - 2.13	56 112	1.90
2.50 - 3.50	23 302	3.19
5.00 - 8.25	116 556	-
8.05 - 16.15	262 300	8.67
22.50 - 22.50	19 000	22.50
	447 270	8.00

Moto options

Options over 774 163 ordinary shares were issued in relation to Moto options, as part of the acquisition of the joint venture interest in Moto Goldmines Ltd ('Moto') (Refer note 30).

The weighted average exercise price of these options as at 15 October 2009 (the date of completion of the Moto acquisition) was US$56.39 per option. The fair value of these share options has been calculated as US$20.2 million. The Black Scholes valuation model was used to determine the fair value of these options.

The table below summarises the information about the options related to the Moto acquisition that were outstanding as at 31 December 2009:

Outstanding options	Number of shares	Weighted average contractual life (years)	Weighted average exercise price (US$)
Moto options:			
Range of exercise price (US$)			
At 31 December 2009			
37.11 – 51.27	**183 436**	**0.41**	**42.82**
105.16 – 105.16	**121 800**	**0.30**	**105.16**
64.19 – 80.96	**67 079**	**0.54**	**77.43**
	372 315	**0.39**	**69.45**

Restricted shares issued to directors

During the year, an annual reward of 1 200 ordinary shares were awarded to the 8 non-executive directors. The issue price of these shares was US$43.92.

During the year, the CEO received the following restricted share awards:

- 40 000 restricted shares with an award date of 1 January 2009, two thirds vesting on 1 January 2010 and the remaining third vesting on 1 January 2011. The issue price of these shares was US$43.26.
- 40 000 restricted shares with an award date of 1 January 2009, one third vesting on 1 January 2010, one third vesting on 1 January 2011 and the remaining third vesting on 1 January 2012. The issue price of these shares was US$43.26.

19 EMPLOYMENT COST (continued)

19.4 (continued)

The CFO received 36 000 restricted shares in 2007 at an issue price of US$22.19. The first tranche of the restricted shares vested on 1 July 2008, with the second and third tranches vesting on 1 July 2009 and 1 July 2010 respectively. The CFO further received 54 000 restricted shares in 2009 at an issue price of US$56.99. The first tranche of the restricted shares vests on 2 September 2011, with the second and third tranches vesting on 2 September 2012 and 2 September 2013 respectively. Refer to the long-term incentive: restricted share award table on page 102 of the remuneration report for further details on these shares.

20 SEGMENT INFORMATION

Randgold has implemented IFRS 8 'Operating Segments' with effect from 1 January 2009. Operating segments have been identified on the basis of internal reports about components of the group that are regularly reviewed by the group's chief operating decision maker. The operating segments included in internal reports are determined on the basis of their significance to the group. In particular, operating mines are reported as separate segments and exploration projects that have significant capitalised expenditure or other fixed assets are also reported separately. Other parts of the group are included with corporate and exploration. The group's chief operating decision maker is considered by management to be the board of directors. An analysis of the group's business segments is set out below. Major customers are not identifiable because all gold is sold to an agent.

Tongon was not split out separately during the prior year, as the project was in the construction phase and all expenditure was capital in nature. In the prior year, capital expenditure related to Tongon amounted to US$22.7 million and was included in the corporate and exploration column.

US$000	Group's 40% share of Morila	Loulo	Tongon	Group's share of Kibali	Corporate and exploration	Inter company eliminations	Total
Year ended 31 December 2009							
Profit and loss							
Gold sales on spot	132 231	345 736	-	-	-	(1 414)	476 553
Loss on hedging contracts	-	(43 773)	-	-	-	-	(43 773)
Total revenue	132 231	301 963	-	-	-	(1 414)	432 780
Mining and processing costs excluding depreciation	(57 353)	(164 826)	-	-	-	1 047	(221 132)
Depreciation and amortisation	(5 499)	(22 931)	-	(72)	-	-	(28 502)
Mining and processing costs	(62 852)	(187 757)	-	(72)	-	1 047	(249 634)
Transport and refining costs	(258)	(1 336)	-	-	-	-	(1 594)
Royalties	(7 935)	(17 475)	-	-	-	-	(25 410)
Exploration and corporate expenditure	(505)	(3 471)	-	(1 216)	(45 919)	-	(51 111)
Other (expenses)/income	(4 159)	(7 910)	-	(2 086)	22 888	-	8 733
Finance costs	(1 026)	(7 929)	-	27	-	7 013	(1 915)
Finance income	7	181	-	170	10 099	(7 013)	3 444
Provision for financial assets	-	-	-	-	(9 580)	-	(9 580)
Profit before income tax	55 503	76 266	-	(3 177)	(22 512)	(367)	105 713
Income tax expense	(19 004)	(1 324)	-	-	(1 122)	-	(21 450)
Net profit	36 499	74 942	-	(3 177)	(23 634)	(367)	84 263
Capital expenditure	(3 737)	(73 869)	(118 574)	(35)	(10 007)	9 521	(196 701)
Total assets	117 876	503 242	148 863	342 127	717 581	(9 521)	1 820 168
Total external liabilities#	(30 414)	(89 819)	-	(5 344)	(8 386)	-	(133 963)

RANDGOLD RESOURCES

20 SEGMENT INFORMATION (continued)

Year ended 31 December 2008

US$000	Group's 40% share of Morila	Loulo	Tongon	Group's share of Kibali	Corporate and exploration	Inter company eliminations	Total
Profit and loss							
Gold sales on spot	148 236	225 874	-	-	-		374 110
Loss on hedging contracts	-	(35 538)	-	-	-		(35 538)
Total revenue	148 236	190 336	-	-	-	-	338 572
Mining and processing costs excluding depreciation	(58 785)	(119 402)	-	-	-	-	(178 187)
Depreciation and amortisation	(5 359)	(15 974)	-	-	-	-	(21 333)
Mining and processing costs	(64 144)	(135 376)	-	-	-	-	(199 520)
Transport and refining costs	(297)	(1 756)	-	-	-	-	(2 053)
Royalties	(9 072)	(10 658)	-	-	-	-	(19 730)
Exploration and corporate expenditure	(53)	(3 501)	-	-	(41 609)	-	(45 163)
Other (expenses)/income	(3 346)	(4 011)	-	-	11 188	-	3 831
Finance costs	(1 380)	(9 492)	-	-	(1 267)	8 801	(3 338)
Finance income	96	104	-	-	17 936	(8 801)	9 335
Provision for financial assets	-	-	-	-	(10 350)	-	(10 350)
Profit before income tax	70 040	25 646	-	-	(24 102)	-	71 584
Income tax expense	(23 188)	(1 284)	-	-	(92)	-	(24 564)
Net profit	46 852	24 362	-	-	(24 194)	-	47 020
Capital expenditure	(1 100)	(59 415)	-	-	(24 523)	-	(85 038)
Total assets	138 176	365 966	-	-	317 300	-	821 442
Total external liabilities#	(25 216)	(98 836)	-	-	(6 217)	-	(130 269)

\# *Total external liabilities, excludes loans from minority shareholders and minority interests.*

21 FINANCIAL RISK MANAGEMENT

In the normal course of its operations, the group is exposed to gold price, currency, interest rate, liquidity and credit risks. In order to manage these risks, the group may enter into transactions which make use of on-balance sheet derivatives. The group does not acquire, hold or issue derivatives for trading purposes. The group has developed a risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterpart limits, controlling and reporting structures.

Controlling risk in the group

The treasury committee is responsible for risk management activities within the group. The treasury committee reviews and recommends to the board all treasury counterparts, limits, instruments and hedge strategies. At least two members of the treasury committee need to be present for a decision to be made one of whom needs to be an executive director. The treasury committee is only permitted to invest with institutions with investment ratings of AA- or higher. Two of the banks with which the group is holding deposits are rated below the AA- stipulated per the group's policy but above an A rating. Both these banks have secured government backing in one form or another. In the light of the government support for these two banks it was decided to continue to hold a portion of the group's deposits (limited to 10% per institution) with them. The treasurer is responsible for managing investment, gold price, currency, liquidity and credit risk. The treasury function monitors adherence to treasury risk management policy and counterpart limits and provides regular reports. The financial risk management objectives of the group are defined as follows:

- Safeguarding the group core earnings stream from its major assets through the effective control and management of gold price risk, foreign exchange risk and interest rate risk;
- Effective and efficient usage of credit facilities in both the short and long term through the adoption of reliable liquidity management planning and procedures;
- Ensuring that investment and hedging transactions are undertaken with creditworthy counterparts; and
- Ensuring that all contracts and agreements related to risk management activities are coordinated, consistently throughout the group and comply where necessary with all relevant regulatory and statutory requirements.

Refer to page 93 to 94 for details on the group's risk factors included in the corporate governance report.

21 FINANCIAL RISK MANAGEMENT (continued)

Foreign currency and commodity price risk

In the normal course of business, the group enters into transactions denominated in foreign currencies (primarily euro, South African rand and Communauté Financière Africaine franc). As a result, the group is subject to exposure from fluctuations in foreign currency exchange rates. In general, the group does not enter into derivatives to manage these currency risks. Generally, the group does not hedge its exposure to gold price fluctuation risk and sells at market spot prices. Gold sales are disclosed in US dollars and do not expose the group to any currency fluctuation risk. However, during periods of capital expenditure or loan finance, the company may use forward contracts or options to reduce the exposure to price movements, while maintaining significant exposure to spot prices.

These derivatives may establish a fixed price for a portion of future production while the group maintains the ability to benefit from increases in the spot gold price for the majority of future gold production. At year end, the volume of outstanding forward sale contracts was 41 748 ounces. Also refer to the sensitivity analysis performed on the valuation of the financial liabilities in note 22. The group is also exposed to fluctuations in the price of consumables, such as fuel, steel, rubber, cyanide and lime, mainly due to changes in the price of oil, as well as fluctuations in exchange rates.

	GROUP		COMPANY	
US$000	**31 Dec 2009**	31 Dec 2008	**31 Dec 2009**	31 Dec 2008
Level of exposure of foreign currency risk				
Carrying value of foreign currency balances.				
Cash and cash equivalents includes balances dominated in:				
■ Communauté Financiére Africaine franc (CFA)	**7 506**	(2 609)	**7 821**	1 138
■ Euro (EUR)	**10 987**	11 556	**11 270**	11 615
■ South African rand (ZAR)	**(668)**	8 830	**(1 356)**	8 489
■ British pound (GBP)	**59**	335	**59**	335
■ Australian dollar (AUD)	**3 617**	-	**-**	-
■ Canadian dollar (CAD)	**360**	-	**-**	-
Accounts receivable and prepayments include balance dominated in:				
■ Communauté Financiére Africaine franc (CFA)	**51 435**	24 151	**54**	56
■ Euro (EUR)	**3 956**	377	**4**	370
■ South African rand (ZAR)	**6 564**	571	**2 519**	394
■ British pound (GBP)	**159**	1 302	**34**	1 302
■ Australian dollar (AUD)	**1 171**	-	**-**	
■ Canadian dollar (CAD)	**47**	-	**-**	
Accounts payable includes balances dominated in:				
■ Communauté Financiére Africaine franc (CFA)	**(28 264)**	(25 380)	**-**	(147)
■ Euro (EUR)	**(5 895)**	(782)	**-**	(460)
■ South African rand (ZAR)	**(3 489)**	(362)	**(188)**	(1 914)
■ British pound (GBP)	**-**	(394)	**-**	(396)
■ Australian dollar (AUD)	**(3 487)**	-	**-**	-
■ Canadian dollar (CAD)	**-**	-	**-**	-

The group's exposure to foreign currency arises where a company holds monetary assets and liabilities denominated in a currency different to the functional currency of the group which is the US dollar. The following table shows the impact of a 10% change in the US dollar on profit and equity arising as a result of the revaluation of the group's foreign currency financial instruments.

RANDGOLD RESOURCES

21 FINANCIAL RISK MANAGEMENT (continued)

Level of exposure of foreign currency risk (continued)

	Closing exchange rate	GROUP Effect of 10% strengthening of US$ on net earnings and equity US$000	COMPANY Effect of 10% strengthening of US$ on net earnings and equity US$000
At 31 December 2009			
Euro (EUR)	**0.6977**	**905**	**1 127**
British pound (GBP)	**0.6279**	**22**	**9**
Communauté Financiére Africaine franc (CFA)	**457.66**	**2 600**	**788**
South African rand (ZAR)	**7.4174**	**241**	**98**
Australian dollar (AUD)	**1.1199**	**130**	**-**
Canadian dollar (CAD)	**1.0494**	**41**	**-**
At 31 December 2008			
Euro (EUR)	0.7095	1 115	1 153
British pound (GBP)	0.6910	203	203
Communauté Financiére Africaine franc (CFA)	465.40	(874)	105
South African rand (ZAR)	9.4649	976	1 080
Australian dollar (AUD)	1.4487	41	-
Canadian dollar (CAD)	1.2228	-	-

The sensitivities are based on financial assets and liabilities held at 31 December where balances were not denominated in the functional currency of the group. The sensitivities do not take into account the group's sales and costs and the results of the sensitivities could change due to other factors such as changes in the value of financial assets and liabilities as a result of non-foreign exchange influenced factors.

Net open hedge position as at 31 December 2009

The group had the following net forward-pricing commitments outstanding against future production.

All open contracts in the group's commodity hedge position as at 31 December 2009:

GROUP	2010	2011	Total
Forward sales			
Ounces	**41 748**	**-**	**41 748**
Average US$/oz	**500**	**-**	**500**

All open contracts in the group's commodity hedge position as at 31 December 2008:

GROUP	2009	2010	Total
Forward sales			
Ounces	84 996	41 748	126 744
Average US$/oz	435	500	456

The volume of production hedged and the tenor of the hedging book is continually reviewed in the light of changes in operational forecasts, market conditions and the group's hedging policy. Forward sales contracts require the future delivery of gold at a specified price. The gains and losses on ineffective portions of cash flow hedge derivatives are recognised immediately in profit or loss. During the year to 31 December 2009, a loss of US$0.2 million (2008: US$0.4 million) due to hedge ineffectiveness was recognised.

21 FINANCIAL RISK MANAGEMENT (continued)

Interest rate and liquidity risk

Fluctuations in interest rates impact on the value of short term cash investments and interest payable on financing activities (including long term loans), giving rise to interest rate risk. In the ordinary course of business, the group receives cash from its operations and is required to fund working capital and capital expenditure requirements.

The group generally enters into variable interest bearing borrowings. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimising risks. The group has in the past been able to actively source financing through public offerings, shareholder loans and third party loans. A 1% change in interest rates on the group's net cash (cash and cash equivalents less borrowings) would result in a US$5.9 million (2008: US$2.6 million) impact on profit before tax.

The group typically holds financial investments with an average maturity of 30 days to ensure adequate liquidity. The maturity of borrowings is set out in note 16 and the maturity of all other financial liabilities is set out in note 22. In the ordinary course of business, the group receives cash from the proceeds of its gold sales and is required to fund working capital requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market-related returns while minimising risks. The group is able to actively source financing at competitive rates. The counterparts are financial and banking institutions of good credit standing. Management believes that the working capital resources, by way of internal sources and banking facilities, are sufficient to fund the group's currently foreseeable future business requirements.

		GROUP		COMPANY	
Maturity date	Currency	Amount US$000	Effective rate for the year (%)	Amount US$000	Effective rate for the year (%)
Cash and cash equivalents:					
All less than 90 days	US$	589 681	0.35	575 674	0.35

The other financial instruments of the group that are not included in the tables above are non-interest bearing and are therefore not subject to interest rate risk.

Concentration of credit risk

The group's derivative financial instruments and cash balances do not give rise to a concentration of credit risk because it deals with a variety of major financial institutions. Its receivables and loans are regularly monitored and assessed. Receivables are impaired when it is probable that amounts outstanding are not recoverable as set out in the accounting policy note for receivables. Gold bullion, the group's principal product, is produced in Mali. The gold produced is sold to the largest accredited gold refinery in the world. Credit risk is further managed by regularly reviewing the financial statements of the refinery. The group is further not exposed to significant credit risk, as cash is received within a few days of the sale taking place. Included in receivables is US$40.9 million net of a present value provision (2008: US$8.7 million) (Refer to note 7) relating to indirect taxes owing to Morila and Loulo by the State of Mali, which are denominated in FCFA. Receivables also include advances to MDM totalling US$10.5 million net of present value provision (2008: US$12.1 million) (Refer to note 26). Available-for-sale financial assets consists of a portfolio of auction rate securities. The trading market for these instruments has become substantially illiquid as a result of current conditions in the credit markets. The company continues to receive interest on the auction rate securities. (Refer to note 13). A 10% negative change in the fair value of the auction rate securities will result in a loss of US$2.9 million (2008: US$4 million) related to these assets.

Capital risk management

The group's objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. Consistent with others in the industry, the group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including borrowings and trade and other payables, as shown in the consolidated statement of financial position) less cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus net debt.

RANDGOLD RESOURCES

US$000	GROUP 2009	GROUP 2008
21 FINANCIAL RISK MANAGEMENT (continued)		
Capital risk management (continued)		
Total borrowings	**(1 284)**	(2 762)
Less: cash and cash equivalents	**589 681**	257 631
Net cash	**588 397**	254 869
Total equity	**1 683 260**	688 141
Total capital	**1 094 863**	433 272
Gearing ratio	**0%**	0%

Maturity analysis

The following table analyses the group's financial liabilities into the relevant maturity groupings based on the remaining period from the statement of financial position to the contractual maturity date. As the amounts disclosed in the table are the contractual undiscounted cash flows, these balances will not necessarily agree with the amounts disclosed in the statement of financial position.

	GROUP					COMPANY
US$000	Trade and other payables	Borrowings	Expected future interest payments	Derivatives	Other financial liabilities	Trade and other payables
At 31 December 2009						
Financial liabilities						
Within 1 year, on demand	**82 080**	**1 050**	**396**	**25 312**	**-**	**21 321**
Between 1 and 2 years	**-**	**234**	**100**	**-**	**-**	**-**
Between 2 and 3 years	**-**	**-**	**-**	**-**	**-**	**-**
Between 3 and 4 years	**-**	**-**	**-**	**-**	**-**	**-**
Between 4 and 5 years	**-**	**-**	**-**	**-**	**-**	**-**
After 5 years	**-**	**-**	**-**	**-**	**2 945**	**-**
Total	**82 080**	**1 284**	**496**	**25 312**	**2 945**	**21 321**
At 31 December 2008						
Financial liabilities						
Within 1 year, on demand	48 110	1 478	425	37 388	-	6 108
Between 1 and 2 years	-	950	396	15 749	-	-
Between 2 and 3 years	-	334	100	-	-	-
Between 3 and 4 years	-	-	-	-	-	-
Between 4 and 5 years	-	-	-	-	-	-
After 5 years	-	-	-	-	3 032	-
Total	48 110	2 762	921	53 137	3 032	6 108

22 FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table shows the carrying amounts and fair values of the group's financial instruments outstanding at 31 December 2009 and 2008. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

		GROUP				COMPANY			
US$000	Categories of financial instruments	**Carrying amount 31 Dec 2009**	**Fair value 31 Dec 2009**	Carrying amount 31 Dec 2008	Fair value 31 Dec 2008	**Carrying amount 31 Dec 2009**	**Fair value 31 Dec 2009**	Carrying amount 31 Dec 2008	Fair value 31 Dec 2008
Financial assets									
Cash and cash equivalents	Loans and receivables	**589 681**	**589 681**	257 631	257 631	**575 674**	**575 674**	251 305	251 305
Available-for-sale financial assets categorised as level 1									
Available-for-sale financial assets	Available-for-sale	**17 810**	**17 810**	-	-	**16 014**	**16 014**	-	-
Available-for-sale financial assets categorised as level 2									
Available-for-sale financial assets	Available-for-sale	**29 020**	**29 020**	38 600	38 600	**29 020**	**29 020**	38 600	38 600
Receivables	Loans and receivables	**127 078**	**127 078**	56 902	56 902	**11 487**	**11 487**	2 489	2 489
Loans to subsidiaries and joint ventures	Loans and receivables	**-**	**-**	-	-	**443 404**	**443 404**	231 966	231 966
Financial liabilities									
Accounts payable	Other financial liabilities	**82 080**	**82 080**	48 110	48 110	**21 321**	**21 321**	6 108	6 108
Current portion of long term borrowings	Other financial liabilities	**1 050**	**1 050**	1 478	1 478	**-**	**-**	-	-
Long term borrowings (excluding loans from outside shareholders)	Other financial liabilities	**234**	**234**	1 284	1 284	**-**	**-**	-	-
Liabilities on forward gold sales categorised as level 1									
Liabilities on forward gold sales (note 18)	Derivatives used for hedging	**25 312**	**25 312**	53 137	53 137	**-**	**-**	-	-
Government of Mali loan	Other financial liabilities	**2 945**	**2 695**	3 032	2 642	**-**	**-**	-	-
Loans from subsidiaries and joint ventures	Loans and receivables	**-**	**-**	-	-	**94 922**	**94 922**	41 785	41 785

The table above shows the level of the fair value valuation hierarchy applied to financial instruments carried at fair value. The total financial assets valued using level 1 is US$17.8 million (company: US$16 million), level 2 US$29 million (company: US$29 million) and level 3 US$nil. The only financial liabilities carried at fair value are valued using level 1 US$25.3 million (company: US$ nil). There have been no transfers between the levels of fair value hierarchy during the year. Randgold does not hold any financial instruments that are fair valued using a level 3 valuation.

Refer to notes 3 and 13 for details on the valuation technique used for available-for-sale financial assets.

RANDGOLD RESOURCES

	GROUP		
US$000	Carrying amount	Forward sales ounces	Forward sales US$/oz
22 FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)			
Financial instruments			
Details of the group's on statement of financial position forward gold sale contracts as at 31 December 2009 (all treated as cash flow hedges):			
Maturity dates			
Year ended 2010	**25 312**	**41 748**	**500**
Total	**25 312**	**41 748**	**500**
Details of the group's on statement of financial position forward gold sale contracts as at 31 December 2008 (all treated as cash flow hedges):			
Maturity dates			
Year ended 2009	37 388	84 996	435
Year ended 2010	15 749	41 748	500
Total	53 137	126 744	456

These financial instruments were taken out as part of the Loulo project financing, but some of the contracts which matured in 2006 have been rolled forward. For ounces delivered into hedges the net cash proceeds from the sales will be limited to the forward price per the contract as per the previous table. These profits/losses have already been recognised in profit or loss, at the original designated delivery date.

A security package associated with the corporate revolving credit facility which was put in place in May 2007 includes a pledge over Randgold's shareholding in Loulo and Morila and the intermediate shareholding companies, a first ranking pledge over the existing and any future hedging arrangements and upstream guarantees from the companies which hold Randgold's interest in the Loulo and Morila mines. Randgold cancelled the facility in 2009, but the security package will remain in place until such time as all the hedges have been delivered into.

	GROUP	
US$000	**31 Dec 2009**	31 Dec 2008
The hedge book liability as stated at present will realise as follows:		
Amounts deferred in equity which will reduce/(increase) revenue in future periods		
2009	**-**	36 053
2010	**14 242**	4 919
	14 242	40 972
The non-cash losses on rolled forward contracts for previously designated dates which have already been recognised in profit or loss		
2009	**-**	1 335
2010	**9 544**	9 544
The ineffective loss portion of hedging contracts previously recognised	**1 526**	1 286
Total fair value	**25 312**	53 137
Movement in the hedging reserve		
Opening balance	**(40 972)**	(73 823)
Movement on cash flow hedges		
Transfer to profit for the period	**44 339**	35 901
Fair value movement on financial instruments	**(17 609)**	(3 050)
Closing balance	**(14 242)**	(40 972)

Estimation of fair values

Receivables, accounts payable, bank overdrafts and cash and cash equivalents

The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments. Long term receivables are discounted using the effective interest rate which approximates to a market related rate. The rates used and the fair values are stated in note 7.

22 FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

Long term borrowings

The fair value of market-based floating rate long term debt is estimated using the expected future payments discounted at market interest rates.

The fair value for the loans from minority shareholders is based on estimated project cash flows which have been discounted at 3% (2008: 3.5%).

Gold price contracts

The fair value of gold price forward sales contracts has been determined by reference to quoted market rates at year end statement of financial position dates (Refer to note 3). The forward price of gold is sensitive to fluctuations in the gold spot price, interest rates and the gold lease rate.

The following table shows a sensitivity analysis of the mark-to-market valuations of Randgold's hedges as at 31 December 2009:

Impact on mark-to-market valuation of financial liabilities – forward gold sales

Sensitivity to change in gold price at 31 December 2009

Loulo (100%)

Change in US$ gold price	20	10	5	2	0	(2)	(5)	(10)	(20)
Mark-to-market (US$million)	(26.1)	(25.7)	(25.5)	(25.4)	(25.3)	(25.2)	(25.1)	(24.9)	(24.5)

Sensitivity to change in average US$ interest rate at 31 December 2009

Loulo (100%)

Change in rate	1.00%	0.50%	0.20%	0.00%	(0.20%)	(0.50%)	(1.00%)
Mark-to-market (US$million)	(25.4)	(25.4)	(25.3)	(25.3)	(25.3)	(25.2)	(25.2)

Sensitivity to change in gold lease rate at 31 December 2009

Loulo (100%)

Change in rate	1.00%	0.50%	0.20%	0.00%	(0.20%)	(0.50%)	(1.00%)
Mark-to-market (US$million)	(25.0)	(25.2)	(25.3)	(25.3)	(25.4)	(25.5)	(25.6)

These movements will affect profits when the relevant forward contracts expire.
There will be a corresponding impact on equity.

Effect of change in gold price on profit and loss at 31 December 2009

Change in rate	20%	10%	0%	(10%)	(20%)
Effect on profit and loss (US$million)	81.2	40.6	0.0	(40.6)	(81.2)

Impact on mark-to-market valuation of financial liabilities – forward gold sales

Sensitivity to change in gold price at 31 December 2008

Loulo (100%)

Change in US$ gold price	20	10	5	2	0	(2)	(5)	(10)	(20)
Mark-to-market (US$million)	(55.5)	(54.3)	(53.7)	(53.4)	(53.1)	(53.9)	(52.6)	(52.0)	(50.8)

Sensitivity to change in average US$ interest rate at 31 December 2008

Loulo (100%)

Change in rate	1.00%	0.50%	0.20%	0.00%	(0.20%)	(0.50%)	(1.00%)
Mark-to-market (US$million)	(54.3)	(53.7)	(53.4)	(53.1)	(52.9)	(52.6)	(52.0)

Sensitivity to change in gold lease rate at 31 December 2008

Loulo (100%)

Change in rate	1.00%	0.50%	0.20%	0.00%	(0.20%)	(0.50%)	(1.00%)
Mark-to-market (US$million)	(52.60)	(52.9)	(53.0)	(53.1)	(53.2)	(53.4)	(53.7)

These movements will affect profits when the relevant forward contracts expire.
There will be a corresponding impact on equity.

Effect of change in gold price on profit and loss at 31 December 2008

Change in rate	20%	10%	0%	(10%)	(20%)
Effect on profit and loss (US$million)	60.6	30.3	0.0	(30.3)	(60.6)

RANDGOLD RESOURCES

	GROUP	
US$000	**31 Dec 2009**	31 Dec 2008
23 COMMITMENTS AND CONTINGENT LIABILITIES		
Capital expenditure contracted for at statement of financial position date but not yet incurred is:		
Property, plant and equipment	**135 810**	40 260

The group's capital commitments relating to the Morila joint venture amounts to US$3.3 million (2008: US$0.6 million). There are no contingent liabilities for Morila. The group's capital commitments relating to the Kibali joint venture amount to US$2.3 million (2008: nil). There are no contingent liabilities for Kibali.
Capital commitments also include commitments relating to Tongon of US$110 million (2008: US$28 million).

Operating lease commitments
The lease relates to the oxygen plant at Loulo leased from Maligaz. The duration of the contract is 10 years and the contract is renewable for additional periods of five years thereafter. The lease expenditure charged to the statement of comprehensive income during the year is disclosed in note 27.

	GROUP	
US$000	**31 Dec 2009**	31 Dec 2008
The future aggregate minimum lease payments* under operating leases are as follows:		
No later than 1 year	**342**	347
Later than 1 year and no later than 5 years	**1 368**	1 387
Later than 5 years	**684**	694
	2 394	2 428

* *These payments also include payments for non-lease elements in the arrangement.*

	GROUP		COMPANY	
US$000	**31 Dec 2009**	31 Dec 2008	**31 Dec 2009**	31 Dec 2008
24 RELATED PARTY TRANSACTIONS				
Management fees from Morila SA	**3 320**	3 381	**-**	-
Management fees from Somilo SA	**8 641**	6 609	**8 641**	6 609
Interest earned on shareholder loans advanced to Somilo	**7 013**	8 801	**7 013**	8 801
Management fee received from Rockwell	**97**	56	**-**	-

In terms of the operator agreement between Morila SA and AngloGold Ashanti Services Mali SA, a management fee, calculated as 1% of the total sales of Morila, is payable to AngloGold Services Mali SA quarterly in arrears. With effect from 15 February 2008, Randgold Resources (through Mining Investment Jersey Limited) assumed responsibility for the operatorship of Morila SA and accordingly receives payment of the management fees.
Randgold Resources (through Randgold Resources (Somilo) Ltd) is the operators of Somilo.
Seven Bridges Trading 14 (Pty) Ltd provided administration services to Rockwell Resources RSA (Pty) Ltd. Dr DM Bristow is a non-executive director of Rockwell Resources International. The balances outstanding at year end related to Rockwell were negligible (2008: nil).

Refer to note 11 for details of the inter-company balances between the group companies as at 31 December 2009.
Refer to note 11 for details of the company's investments in and loans to subsidiaries and joint venture within the group.

US$000	GROUP 31 Dec 2009	31 Dec 2008

24 RELATED PARTY TRANSACTIONS (continued)

Key management remuneration

Short term employee benefits	**9 491**	14 194
Share-based payments	**5 472**	3 070
Total	**14 963**	17 264

This includes compensation for two executive directors (2008: Two), eight non-executive directors (2008: Eight) and thirteen executive management personnel (2008: Twelve). Refer to directors' and executives' profiles on pages 6, 7 and 12 and 13 for detail of their roles and responsibilities.

25 NON-GAAP INFORMATION

Randgold has identified certain measures that it believes will assist understanding of the performance of the business. As the measures are not defined under IFRS they may not be directly comparable with other companies' adjusted measures. The non-GAAP measures are not intended to be substitute for, or superior to, any IFRS measures or performance but management has included them as these are considered to be important comparables and key measures used within the business for assessing performance. These measures are further explained below.

Total cash costs and cash costs per ounce are non-GAAP measures. Total cash costs and cash costs per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non profit industry association comprised of leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute's guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production and ore stockpiles, transfers to and from deferred stripping where relevant and royalties. Under the company's revised accounting policies, there are no transfers to and from deferred stripping.

Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces produced for the periods presented. Total cash costs and total cash costs per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash costs per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation, amortisation and share-based payments would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash costs per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold believes that total cash costs per ounce is a useful indicator to investors and management of a mining company's performance as it provides an indication of a company's profitability and efficiency, the trends in cash costs as the company's operations mature, and a benchmark of performance to allow for comparison against other companies.

Cash operating costs and cash operating costs per ounce are calculated by deducting royalties from total cash costs. Cash operating costs per ounce are calculated by dividing cash operating costs by gold ounces produced for the periods presented. Gold sales and the average price received are non GAAP measures. Gold sales represent the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts. Average price received is calculated by dividing gold sales by gold ounces sold. Profit from mining activity is calculated by subtracting total cash costs from gold sales for all periods presented.

RANDGOLD RESOURCES

25 NON-GAAP INFORMATION (continued)

The following table reconciles gold sales, total cash costs and profit from mining activity, as non-GAAP measures, to the information provided in the statement of comprehensive income, determined in accordance with IFRS, for each of the years set out below:

	GROUP	
US$000	**Year ended 31 Dec 2009**	Year ended 31 Dec 2008
Gold sales on spot	**476 553**	374 110
Profit/(loss) on hedging contracts	**(43 773)**	(35 538)
Elimination of inter-company sales	**1 414**	-
Gold sales	**434 194**	338 572
Mine production costs	**196 318**	186 377
Movement in production inventory and ore stockpiles	**5 741**	(21 865)
Transport and refining costs	**1 594**	2 053
Royalties	**25 410**	19 730
Other mining and processing costs	**19 073**	13 675
Elimination of inter-company sales	**1 047**	-
Total cash costs	**249 183**	199 970
Profit from mining activity	**185 011**	138 602
Depreciation and amortisation	**(28 502)**	(21 333)
Exploration and corporate expenditure	**(51 111)**	(45 163)
Finance income	**3 444**	9 335
Other income	**8 975**	4 194
Other expenses	**(242)**	(363)
Finance costs	**(1 915)**	(3 338)
Provision for financial assets	**(9 580)**	(10 350)
Elimination of inter-company sales	**(367)**	-
Profit before income tax	**105 713**	71 584

26 SIGNIFICANT UNCERTAINTIES RELATING TO TRANSACTIONS WITH A CONTRACTOR

The directors believe that the group is entitled to recover US$59.3 million from MDM Ferroman (Pty) Ltd ('MDM') (in liquidation), the contractor which was responsible for construction of the Loulo mine ('the project') until the main construction contract was taken back on 30 December 2005. This comprises payments totalling US$32 million which have been capitalised as part of the cost of the project, US$15.2 million in respect of damages arising from the delayed completion of the project, and advances of US$10.5 million (net of a present value and impairment provision of US$1.1 million) (2008: US$12.1 million) included in receivables.

Of this latter amount, US$7 million is secured by performance bonds and the remainder is secured by various personal guarantees and other assets. As part of the group's efforts to recoup the monies owed, MDM was put into liquidation on 1 February 2006. This resulted in a South African Companies Act Section 417 investigation into the business and the financial activities of MDM, its affiliated companies and their directors. This investigation was concluded in June 2007 and the liquidators are expected to release a statement of MDM's assets and liabilities shortly. The directors believe that the group will be able to recover the US$10.5 million included in receivables. However, this is dependent on the amounts which can be recovered from the performance bonds, personal guarantees and other assets provided as security. Any shortfall is expected to be recovered from any free residue accruing to the insolvent estate. The recovery process has commenced with summons being issued against creditors who received payment from MDM in terms of the Insolvency and Companies Acts and against the insurance company which issued the performance bonds. The aggregate amount which will ultimately be recovered cannot presently be determined. Recovery of the other US$47.2 million is dependent on the extent to which the group's claim is accepted by the liquidators and the amount in the free residue. The ultimate outcome of this claim cannot be determined at present. The financial statements do not reflect any adjustment to the cost of the Loulo development that may arise from this claim, or any additional income that may arise from the claim for damages, or any charge that may arise from MDM's inability to settle amounts that are determined to be payable by MDM to the group in respect of the Loulo development.

US$000	GROUP Year ended 31 Dec 2009	GROUP Year ended 31 Dec 2008

27 MINING AND PROCESSING COSTS AND OTHER DISCLOSABLE ITEMS

Mining and processing costs comprise:		
Mine production costs	**196 318**	186 377
Movement in production inventory and ore stockpiles	**5 741**	(21 865)
Depreciation and amortisation	**28 502**	21 333
Other mining and processing costs	**19 073**	13 675
	249 634	199 520
The above includes:		
Operating lease payments	**342**	347
Impairment of receivables	**1 017**	-

Other income includes a profit of US$10.7 million (2008: nil) realised on the sale of the Kiaka project in Burkina Faso. Refer to note 13 for more details.

28 EXPLORATION AND CORPORATE EXPENDITURE

Exploration and corporate expenditure comprise:		
Exploration expenditure	**21 829**	15 268
Corporate expenditure	**29 282**	29 895
	51 111	45 163

29 FINANCE INCOME AND COSTS

Finance income - interest income	**1 876**	9 335
Finance income - net foreign exchange gains on financing activities	**1 568**	-
Finance income	**3 444**	9 335
Interest expense – borrowings	**(1 423)**	(1 628)
Finance costs – net foreign exchange loss on financing activities	**-**	(1 267)
Unwind of discount on provisions for environmental rehabilitation	**(492)**	(443)
Finance costs	**(1 915)**	(3 338)
Provision for financial assets	**(9 580)**	(10 350)
Finance (loss)/income – net	**(8 051)**	(4 353)

Interest income arises on cash and cash equivalents and available-for-sale assets which are carried at fair value. The interest income on available for sale assets was US$0.6 million for the year ending 31 December 2009 (2008: US$1.9 million). Interest expenses arise on borrowings measured at amortised cost.

RANDGOLD RESOURCES

30 ACQUISITION OF JOINT VENTURE INTEREST IN MOTO GOLDMINES LTD

On 15 October 2009 the acquisition of 100% of Moto Goldmines Ltd ('Moto'), as announced on 5 August 2009, was completed. Randgold and AngloGold Ashanti, through their indirect jointly owned subsidiary, now control Moto, having acquired all 111 085 009 outstanding Moto common shares.

The acquisition had the following effect on the group's assets and liabilities:

US$000	Book values	Fair value adjustments	Fair values
Fair value of Moto net assets acquired at acquisition date:			
Cash and cash equivalents	9 440		9 440
Property, plant and equipment	1 024		1 024
Mineral properties	226 170	8 707	234 877
Trade and other receivables	3 851		3 851
Available-for-sale financial assets	3 150		3 150
Inventory	11		11
Trade and other payables	(3 911)	(8 707)	(12 618)
Non-controlling interest	(46 060)		(46 060)
	193 675	-	193 675
Randgold on acquisition share of net assets acquired (50%)			96 838
Fair value of the net consideration paid by Randgold			327 824
Less Randgold share of fair value of Moto assets and liabilities acquired			(96 838)
Excess of fair value of consideration paid over fair value of net assets acquired			230 986

The fair value adjustments arise in respect of under-provided taxation liabilities and payments due to the DRC government. The excess of fair value of consideration paid over the fair value of the net assets acquired of US$231 million is wholly attributed to mineral properties as it represents the gold resources of the Kibali gold project; Moto owns a 70% interest in the Kibali project and therefore following the acquisition of the joint venture interest in Moto, Randgold had an indirect 35% interest in Kibali Goldmines SPRL which holds the licence in respect of the Kibali gold project. Randgold's 50% share in Moto has been proportionately consolidated from 15 October 2009 and a 15% non-controlling interest in Kibali Goldmines SPRL recognised. No deferred taxation liability arose on the transaction, as the transaction constituted an acquisition of a joint venture interest and not a business combination.

US$000	Fair values
The fair value of the consideration paid by Randgold comprises:	
Fair value of 6 628 769 shares issued at the market price of US$72.92	483 370
Cash consideration paid to Moto shareholders	76 864
Net cash consideration paid to Moto warrant and option holders	705
Fair value of 50% of the share options issued to Moto option holders	10 094
Less cash consideration paid by AngloGold Ashanti	(76 864)
Less cash paid by AngloGold Ashanti to Randgold	(171 233)
Transaction costs	4 888
Total consideration paid by Randgold	327 824

Acquisition of further interest in the Kibali project

On 22 December 2009 Randgold, in conjunction with its joint venture partner AngloGold Ashanti, completed the acquisition of 20% of Kibali Goldmines SPRL, through their indirect jointly owned subsidiary Kibali (Jersey) Ltd. The cash consideration paid was US$113.6 million and therefore each company paid US$56.8 million for their respective 10% shareholding. Randgold also incurred US$1.2 million of transaction costs bringing the total consideration for Randgold's 10% interest to US$58 million. The fair value of the net assets acquired was US$14.5 million. The excess of the fair value of the consideration paid over the fair value of the net assets acquired of US$43.5 million has been wholly attributed to mineral properties as it represents the increase in Randgold's interest in the gold resources of the Kibali gold project.

As a result of this further acquisition Randgold has a 45% interest in Kibali Goldmines SPRL; 35% is held indirectly through its joint venture interest in Moto Goldmines Ltd and 10% indirectly through its joint venture interest in Kibali (Jersey) Ltd. As a result the non-controlling interest recognised in respect of Kibali Goldmines SPRL has been reduced from 15% to 5% from 22 December 2009.

31 POST STATEMENT OF FINANCIAL POSITION EVENTS

No significant post statement of financial position events occurred.


SHAREHOLDERS'
INFORMATION

Chairman of nomination and governance committee
~ Chairman of audit committee
@ Chairman of remuneration committee
* Member of nomination and governance committee
^ Member of audit committee
$ Member of remuneration committee

DIRECTORY

DIRECTORS

- Philippe Liétard # *(Chairman)*
- Dr D Mark Bristow *(CEO)*
- Norborne P Cole Jr @ *
- Christopher L Coleman * ^ $
- Dr Kadri Dagdelen ^
- Robert I Israel *
- Graham P Shuttleworth *(CFO)*
- Dr Karl Voltaire ~ $
- Jon K Walden ^

SECRETARY AND REGISTERED OFFICE

- David J Haddon
  La Motte Chambers, La Motte Street
  St Helier Jersey, JE1 1BJ Channel Islands

  Tel: +44 1534 735 333
  Fax: +44 1534 735 444

REGISTRARS

- **Computershare Investor Services (Jersey) Limited**
  PO Box 83, Ordnance House
  31 Pier Road St Helier, Jersey
  JE4 8PW Channel Islands

UK TRANSFER OFFICE

- **Computershare Services plc**
  7th Floor, Jupiter House
  Triton Court 14 Finsbury Square
  London, EC2A 1BR UK

UNITED STATES DEPOSITARY

- **American Depositary Receipts**
  The Bank of New York
  Shareholder Relations Department
  101 Barclay Street, New York
  NY 10286 USA

AUDITORS

- **BDO LLP**

LEGAL COUNSEL

- **Ashurst (London)**
- **Fulbright & Jaworski LLP (New York)**
- **Ogier (Jersey)**

BROKERS

- **Bank of America Merrill Lynch**
- **Arbuthnot Securities**

FINANCIAL ADVISER

- **HSBC Bank plc**

LISTING

- Randgold Resources Limited was listed on the London Stock Exchange on 1 July 1997 (trading symbol: RRS) and began trading on the Nasdaq National Market on 11 July 2002 (trading symbol: GOLD).

INVESTOR RELATIONS

- To obtain additional information about the company or to be placed on the company's distribution list, contact:
  Kathy du Plessis
  Randgold Investor Relations
  La Motte Chambers
  La Motte Street, St Helier, Jersey
  JE1 1BJ Channel Islands

  Tel/Mobile: +44 20 7557 7738
  Fax: +44 1534 735 444
  E-mail: randgoldresources@dpapr.com

Our website is regularly updated to supply you with the latest information on the company.
www.randgoldresources.com


OPERATIONS

BURKINA FASO

■ **Randgold Resources Burkina Faso SARL**
242, Rue 13.03 Gandaogo
Secteur 13, Zone du Bois 01 BP 4771
Ouagadougou 01, Burkina Faso
Tel: +226 50 36 39 36
Fax: +226 50 36 31 46

CÔTE D'IVOIRE

■ **Randgold Resources Côte d'Ivoire SARL**
22 Rue des Hortensias, L125 Boulevard Latrille
Cocody Ambassade 01, BP 1216, Abidjan 01
Côte d'Ivoire
Tel: +225 22 48 23 60
+225 22 40 09 30
Fax: +225 22 44 38 51

□ ***Tongon gold mine***
Tel: +225 08 30 87 87

DEMOCRATIC REPUBLIC OF THE CONGO

■ **Kibali Goldmines SPRL**
Croisement des avenues Colonel
Ebeya et Hôpital
Commune de la Gombe, Kinshasa
Democratic Republic of the Congo
Tel: +243 812 532 441
+243 99 051 1006

GHANA

■ **Inter Afrique Holdings**
21 Examination Loop North Ridge, Accra, Ghana
Tel: +233 21 24 56 72
Fax: +233 21 24 56 72

MALI

■ **Randgold Resources Mali SARL**
Faladié, 6448 Avenue de l'oua, BP E1160
Bamako, Mali
Tel: +223 20 20 38 58
+223 20 20 20 06
+223 20 20 16 94
Fax: +223 20 20 44 07
+223 20 20 81 87

□ ***Kankou Moussa SARL***
Tel: +223 20 20 35 57
Fax: +223 20 20 44 07

□ ***Loulo gold mine***
Tel: +223 21 51 30 00/01/02/03/05/07
Fax: +223 21 51 30 04/06

MALI (continued)

□ ***Morila gold mine***
Tel: +223 66 75 04 30/38/43/45/46/52/55
Fax: +223 66 75 01 90

SENEGAL

■ **Randgold Resources (Senegal) Ltd**
67 Ave André Peytavin, BP 887
Dakar, Senegal
Tel: +221 33 849 17 80
Fax: +221 33 849 17 84

SOUTH AFRICA

■ **Seven Bridges Trading 14 (Pty) Ltd**
Level 0, Wilds View, Isle Of Houghton
Carse O'Gowrie Road
Houghton Estate
Johannesburg 2198
South Africa
PO Box 3011, Houghton, 2041
South Africa
Tel: +27 11 481 72 00
Fax: +27 11 481 72 46

TANZANIA

■ **Randgold Resources Tanzania (T) Ltd**
Plot 173, Block D Isamilo, Mwanza
Tanzania
Tel: +255 282 50 09 74
Fax: +255 282 50 20 89

UGANDA

■ **Border Energy East Africa Pty Ltd**
Plot 110, Alice Reef Road
Entebbe
PO Box 34493 Kampala, Uganda
Tel: +256 414 25 85 52
Fax: +256 414 25 85 48

UNITED KINGDOM

■ **Randgold Resources (UK) Ltd**
1st Floor, 2 Savoy Court, Strand
London WC2R 0EZ
United Kingdom
Tel: +44 20 7557 7730
Fax: +44 20 7557 7734

ANALYSIS OF SHAREHOLDING

as at 31 December 2009

SHAREHOLDING ANALYSIS Size of shareholding (Jersey share register)	Number of shareholders	% of share-holders	Number of shares*	% of shares in issue
1 - 10 000	699	75.40	1 006 432	1.12
10 001 - 25 000	81	8.74	1 319 766	1.46
25 001 - 50 000	49	5.29	1 789 546	1.99
50 001 - 500 000	87	9.39	12 513 226	13.89
500 001 - 1 000 000	7	0.75	5 054 372	5.61
Over 1 000 000	4	0.43	68 419 577	75.93
Total	**927**	**100.00**	**90 102 919**	**100.00**

* *This excludes restricted shares which have not vested by 31 December 2009 and ordinary shares, including ordinary shares represented by American Depositary Shares ('ADSs') currently held by Computershare Investor Services, Inc on trust for former shareholders of Moto, who have yet to claim the ordinary shares (or ADSs, as applicable) to which they are entitled following the acquisition of Moto Goldmines Limited in October 2009.*

SHAREHOLDING OVER 5 PER CENT

The share register of Randgold, Jersey, Channel Islands, reflects only one holder, being BNY (Nominees) Ltd, as holding more than 5% of the issued ordinary share capital of the company. It is noted that these shares are held for and on behalf of ADR holders. *For post year end notifications refer to the facing page.***

TOP TEN INSTITUTIONAL SHAREHOLDERS BY SUPERGROUP#	2009	% total shares outstanding	2008
FMR LLC	**12 378 238**	**13.74**	11 474 740
BlackRock, Inc	**11 016 617**	**12.23**	10 543 045
American International Group, Inc	**7 187 595**	**7.98**	4 839 660
Wells Fargo & Co	**4 610 234**	**5.12**	6 502 146
Legal & General Group Plc	**3 643 356**	**4.04**	3 316 540
Power Financial Corp	**3 245 492**	**3.60**	2 926 236
Massachusetts Mutual Life Insurance Co	**2 862 600**	**3.18**	3 609 621
Franklin Resources, Inc	**2 428 290**	**2.70**	2 177 600
Wellington Management Co LLP	**1 873 310**	**2.08**	5 609
AGF Funds, Inc	**1 585 386**	**1.76**	1 406 302

TOP TWENTY INSTITUTIONAL INVESTORS BY SUPERGROUP#



Millions of shares
Dec 2009
Dec 2008
12
10
8
6
4
2
0
FMR LLC
BlackRock, Inc
American International Group, Inc
Wells Fargo & Co
Legal & General Group Plc
Power Financial Corp
Massachusetts Mutual Life Insurance Co
Franklin Resources, Inc
Wellington Management Co LLP
AGF Funds, Inc
State Street Corp
Arnhold & S. Bleichroeder Holdings, Inc
GAMCO Investors
Tocqueville Asset Management LP
UBS AG
USAA
Legg Mason, Inc
JP Morgan Chase & co, Inc
Prudential Financial, Inc
ASA Ltd

For 'Supergroup' underlying fundholders refer to the facing page.

Source: Capital Precision

GEOGRAPHICAL DISTRIBUTION OF COMBINED INSTITUTIONAL SHARES IDENTIFIED



	%
United States	57.12
United Kingdom	24.27
Canada	7.08
Switzerland	1.96
France	1.66
Germany	1.43
Rest of Europe	2.19
Japan	1.30
South Africa	1.11
Rest of the world	1.88

Source: Capital Precision

Country	Holders	Shares held	% total shares outstanding
United States	173	51 467 516	57.12
Canada	30	6 382 066	7.08
Bermuda	1	4 135	0.00
Brazil	1	800	0.00
Total Americas	**205**	**57 854 517**	**64.21**
Total United Kingdom	**116**	**21 872 436**	**24.27**
Switzerland	32	1 766 620	1.96
France	20	1 491 786	1.66
Germany	25	1 290 449	1.43
Norway	4	546 649	0.61
Netherlands	12	469 096	0.52
Luxembourg	15	466 397	0.52
Ireland	5	97 931	0.11
Austria	7	63 530	0.07
Sweden	8	46 962	0.05
Portugal	3	44 959	0.05
Denmark	8	34 388	0.04
Italy	6	23 196	0.03
Belgium	3	22 794	0.03
Finland	4	11 688	0.01
Spain	5	8 119	0.01
Liechtenstein	2	8 059	0.01
Czech Republic	1	4 000	0.00
Slovenia and Estonia	2	1 203	0.00
Total Europe	**162**	**6 397 826**	**7.10**
Japan	17	1 175 306	1.30
Singapore	4	594 651	0.66
Kuwait	1	486 117	0.54
Australia	8	157 821	0.18
United Arab Emirates	2	108 274	0.12
China	2	14 436	0.02
Israel	2	5 807	0.01
South Korea	1	3 512	0.00
New Zealand	1	1 162	0.00
India	1	540	0.00
Saudi Arabia	1	459	0.00
Total Asia Pacific/Middle East	**40**	**2 548 085**	**2.83**
South Africa	6	1 003 147	1.11
Democratic Republic of the Congo	1	113 694	0.13
Mauritius	1	290	0.00
Total Africa	**8**	**1 117 131**	**1.24**

** Shareholders over 5% – post year end notifications

Subsequent to 31 December 2009, Randgold was notified of the following changes in a major interest in shares:

On 8 January 2010, by BlackRock Inc of an indirect interest in 11 188 315 ordinary shares (11.55% of the then issued share capital).

On 3 February 2010, by Wells Fargo and Company of an indirect interest in 4 563 676 ordinary shares (5.07% of the then issued share capital).

On 16 February 2010, by FMR LLC of an indirect interest in 13 436 365 ordinary shares (15.00% of the then issued share capital).

On 17 February 2010, by Van Eck Associates Corporation of an indirect interest in 6 825 244 ordinary shares (7.6% of the then issued share capital).

Top 20 Supergroup institutional investors – underlying fundholders at 31 December 2009

FMR LLC: *Fidelity Management & Research, Fidelity Investments (UK), Pyramis Global Advisors LLC*

BlackRock, Inc: *Blackrock Investment Management (UK) Ltd, BlackRock Advisors UK Ltd, BlackRock Advisors LLC, Blackrock Asset Management (Canada) Ltd, BlackRock Japan Co. Ltd*

American International Group, Inc: *Van Eck Global, AIG Global Investment*

Group Wells Fargo & Co: *Wells Capital Management, Inc, Evergreen Investment Management Co, Inc, Wells Fargo Advisors LLC, Wells Fargo Investments LLC*

Legal & General Group Plc: *Legal & General Investment Management Ltd*

Power Financial Corp: *Mackenzie Financial Corp, IG Investment Management Ltd, GWL Investment Management Ltd, Putnam Investment Management, Inc*

Massachusetts Mutual Life Insurance Co: *OppenheimerFunds, Inc, Baring Asset Management Ltd (UK), Baring Asset Management, Inc*

Franklin Resources, Inc: *incl Franklin Templeton Investments Corp*

Wellington Management Co LLP: *incl Wellington Management International Ltd*

AGF Funds, Inc

State Street Corp: *State Street Global Advisors Ltd (UK), State Street Global Advisors, State Street Global Advisors (Japan) Co Ltd, State Street Global Advisors (France) SA, State Street Global Advisors (Australia) Ltd, State Street Global Advisors Canada Ltd, State Street Global Advisors (Asia) Ltd, State Street Global Advisors Singapore Ltd*

Arnhold & S. Bleichroeder Holdings, Inc: *First Eagle Investment Management LLC*

GAMCO Investors, Inc

Tocqueville Asset Management LP

UBS AG: *UBS Wealth Management AG (Switzerland), UBS Global Asset Management (UK) Ltd, UBS Global Asset Management (Zurich) AG, UBS Securities LLC, UBS (Luxembourg) SA (Wealth Management), UBS Global Asset Management (Deutschland) GmbH, UBS Global Asset Management*

United Services Automobile Assoc (USAA): *USAA Investment Management Corp*

Legg Mason, Inc: *Royce & Associates LLC*

JPMorgan Chase & Co, Inc: *JPMorgan Asset Management (UK) Ltd, JPMorgan Securities Ltd (UK), JPMorgan Asset Management, Inc, JPMorgan Securities, Inc*

Prudential Financial, Inc: *Jennison Associates, LLC, The Prudential Insurance Co of America*

ASA Ltd

GROUP COMPANIES

at 31 December 2009

COUNTRIES OF INCORPORATION Name of company	% effective ownership
JERSEY	
■ Randgold Resources Ltd	-
■ Randgold Resources (Burkina) Ltd	100
■ Randgold Resources (Côte d'Ivoire) Ltd	100
■ Randgold Resources (Kibali) Ltd	100
■ Randgold Resources (Mali) Ltd	100
■ Randgold Resources (Senegal) Ltd	100
■ Randgold Resources (Somilo) Ltd	100
■ Randgold Resources T1 Ltd	100
■ Randgold Resources T2 Ltd	100
■ Randgold Resources T3 Ltd	100
■ Mining Investments (Jersey) Ltd	100
■ Morila Ltd	50
■ RAL 1 Ltd	50
■ Kibali (Jersey) Ltd	50
■ Kibali 2 (Jersey) Ltd	50
■ Kibali Services Ltd	50
AUSTRALIA	
■ Moto Goldmines Australia (Pty) Ltd	50
■ Border Energy (Pty) Ltd	50
■ Westmount Resources NL	50
■ Border Resources NL	50
BURKINA FASO	
■ Randgold Resources Burkina Faso SARL	100
CANADA	
■ Moto Goldmines Ltd	50
■ 0858065 BC Ltd	50

COUNTRIES OF INCORPORATION Name of company	% effective ownership
CÔTE D'IVOIRE	
■ Randgold Resources (Côte'd'Ivoire) SARL	100
■ Société des Mines de Tongon SA	89
DEMOCRATIC REPUBLIC OF THE CONGO	
■ Kibali Goldmines SPRL	45
MALI	
■ Randgold Resources Mali SARL	100
■ Société des Mines de Morila SA	40
■ Société des Mines de Loulo SA	80
■ Kankou Moussa SARL	75
SOUTH AFRICA	
■ Seven Bridges Trading 14 (Pty) Ltd	100
TANZANIA	
■ Randgold Resources Tanzania (T) Ltd	100
THE NETHERLANDS	
■ Kibali Cooperatief UA	50
UGANDA	
■ Border Energy East Africa (Pty) Ltd	50
UNITED KINGDOM	
■ Randgold Resources (UK) Ltd	100

RANDGOLD SHARE PRICE PERFORMANCE VS HSBC GLOBAL GOLD MINING AND FTSE 100 INDICES



Index
200
150
100
50
0
Volumes traded (millions)
7
6
5
4
3
2
1
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
2009
2010
Volumes traded (LSE & Nasdaq)
Randgold (LSE) TSR* (£)
Randgold (Nasdaq) TSR* (US$)
HSBC Global Gold Index (US$)
FTSE 100 TSR*

(rebased to 100 at 1 January 2009)
* *Total shareholder return*

NOTICE OF THE ANNUAL GENERAL MEETING

Notice is hereby given that the annual general meeting of the company will be held in the conference room of the Atlantic Hotel, St Bredale, Jersey, JE3 8HE, Channel Islands on 4 May 2010 at 08h30 for the following business:

ORDINARY BUSINESS OF THE COMPANY

1 To receive and adopt the company's financial statements for the year ended 31 December 2009 and the reports of the directors and the auditors thereon.

2 To elect Kadri Dagdelen (whose appointment automatically ends on the day of the annual general meeting in accordance with the articles of association) as a non-executive director. Dr Dagdelen was appointed to the board on 29 January 2010 and his election is recommended by the board.

Dr Dagdelen is Denver based and is currently a Professor and Departmental Head at the Colorado School of Mines' Department of Mining Engineering. Dr Dagdelen serves as a member of the audit committee. In terms of the definitions of the Combined Code and the Sarbanes-Oxley Act, Dr Dagdelen is deemed an independent non-executive director.

3 To re-elect Philippe Liétard (whose appointment automatically ends on the day of the annual general meeting in accordance with the articles of association) as a non-executive director. Mr Liétard was initially appointed to the board in February 1998. On 4 November 2004, Mr Liétard was appointed the non-executive chairman of the company. Mr Liétard also chairs the nomination and governance committee. He is an independent consultant and promoter of mining and energy investments and currently serves as a director of the Rocheambeau Foundation.

4 To re-elect Robert Israel (whose appointment automatically ends on the day of the annual general meeting in accordance with the articles of association) as a non-executive director. Mr Israel was initially appointed to the board in July 1997. Mr Israel is a partner at Compass Advisers LLP and his experience in corporate finance, especially in the natural resources sector, extends over 30 years. He serves as a member of the nomination and governance committee. In terms of the definitions of the Combined Code and the Sarbanes-Oxley Act, Mr Israel is not deemed an independent non-executive director and accordingly will be subject to re-election on an annual basis.

5 To re-elect Norborne Cole Jr (whose appointment automatically ends on the day of the annual general meeting in accordance with the articles of association) as a non-executive director. Mr Cole was initially appointed to the board in May 2006. Mr Cole retired after many years' service to the Coca-Cola organisation as the CEO of Coca-Cola Amatil based in Sydney Australia. Since retirement, Mr Cole has and continues to serve as a director for other listed and unlisted companies. He is the company's senior independent director, chairs the remuneration committee and is a member of the nomination and governance committee. Mr Cole is deemed an independent non-executive director.

6 To re-elect Karl Voltaire (whose appointment automatically ends on the day of the annual general meeting in accordance with the articles of association) as a non-executive director. Dr Voltaire was initially appointed to the board in May 2006. Dr Voltaire holds a PhD in finance and economics from the University of Chicago and subsequently spent 23 years with the World Bank Group in Washington DC. Subsequently he was a director of the Office of the President at the African Development Bank. He was the CEO of the Nelson Mandela Institute from 2005 to 2009, and is currently a member of the Board of Trustees of the African University of Science and Technology. Dr Voltaire chairs the audit committee and is a member of the remuneration committee. He is deemed an independent non-executive director.

7 To receive and adopt the report of the remuneration committee.

8 To approve fees payable to directors as follows:
 a) A general annual retainer to all non-executive directors of US$50 000.
 b) An annual committee assignment fee per committee served:
  i. audit committee US$35 000;
  ii. remuneration committee US$25 000; and
  iii. nomination and governance committee US$10 000.

c) The chairman of a board committee to receive an additional premium to the committee assignment fee of US$15 000.
d) The senior independent director, in addition to the general annual retainer but in lieu of any committee assignment fee, to receive an additional US$85 000.
e) The non-executive chairman, in addition to the general annual retainer but in lieu of any committee assignment fee, to receive an additional US$170 000.
f) An award to each director of 'restricted' shares being 1 200 ordinary shares per year. The shares are to vest over a three year period from the date of the award, being 1 January 2011. Vesting would accelerate on the following conditions:
   i. termination other than resignation or dismissal;
   ii. voluntary retirement after the age of 65 with a minimum of three years' service as a director; and
   iii. change in control of the company.

9 To re-appoint BDO LLP as auditors of the company.

SPECIAL BUSINESS

10 a) Special Resolution Number 1:
"Resolved as a special resolution that, the memorandum of association of the company be and it is hereby altered in accordance with Article 38 (1)(a) of the Companies (Jersey) Law 1991 ("the Law") such that the authorised share capital of the company be and it is hereby increased from US$5 000 000 to US$6 000 000 by the creation of an additional 20 000 000 ordinary shares of US$0.05 ranking pari passu with the ordinary shares of US$0.05 and having the rights and obligations set out in the existing articles of association of the company."

b) Special Resolution Number 2:
"Resolved as a special resolution that, subject to the passing of special resolution number 1 to be proposed at the annual general meeting convened to consider this resolution, paragraph 4 of the company's memorandum of association be amended to read as follows:
"4 The capital of the company is US$6 000 000 divided into 120 000 000 shares of US$0.05 each."

c) Special Resolution Number 3:
"Resolved as a special resolution that, subject to the passing of special resolution number 1 and special resolution number 2 to be proposed at the annual general meeting convened to consider this resolution, Article 4.1 of the company's articles of association be amended to read as follows:
"4.1 The authorised share capital of the company is US$6 000 000 divided into 120 000 000 ordinary shares of US$0.05 each."

Reasons and effects

The reason for special resolution number 1 is to create 20 000 000 new ordinary shares of US$0.05 each to ensure that the company has sufficient new ordinary shares to fulfil the requirements of any new issue of ordinary shares which might occur. This increase represents a 20% increase in the authorised share capital of the company. The effect of the special resolution is to create those new shares and thereby increase the authorised share capital of the company from US$5 000 000 to US$6 000 000.

The reason for special resolution number 2 is to reflect in the company's memorandum of association the new authorised share capital pursuant to the increase thereof in terms of special resolution number 1. The effect of the special resolution is to amend paragraph 4 of the company's memorandum of association.

The reason for special resolution number 3 is to reflect in the company's articles of association the new authorised share capital pursuant to the increase thereof in terms of special resolution number 1. The effect of the special resolution is to amend Article 4.1 of the company's articles of association accordingly.

NOTES

The register of directors' interests and copies of all service contracts of the company will be available during normal business hours at the registered office from the date of this notice until the conclusion of the meeting. A member entitled to attend and vote at the meeting may appoint one or more proxies to attend, vote, speak and act in his/her stead. A proxy need not be a member of the company. For the convenience of members who are unable to attend the meeting but wish to be represented thereat, a proxy form is attached. Attention is drawn to the fact that, if it is to be effective, a completed proxy form must reach Computershare Investor Services (Jersey) Limited, at least 48 hours (Saturdays, Sundays and public holidays excluded) before the time appointed for the meeting, being 12h00 on Thursday 29 April 2010.

By order of the board



David J Haddon
Secretary

15 March 2010

RANDGOLD RESOURCES

Randgold Resources Limited
Incorporated in Jersey, Channel Islands
Registration Number 62686

PROXY FORM

for the annual general meeting to be held on Tuesday 4 May 2010 at 08h30

I/We ______________________________

of ______________________________

being the holders of ______________________________ ordinary shares

hereby appoint ______________________________

of ______________________________

or failing him ______________________________

of ______________________________

or failing him, the chairman of the meeting as my/our proxy to vote for me/us and on my/our behalf at the annual general meeting of shareholders of the company to be held in the Conference Room of the Atlantic Hotel, St Bredale, Jersey, JE3 8HE, Channel Islands at 08h30 on 4 May 2010 and at every adjournment of that meeting.

Please indicate with an 'X' or tick in the appropriate space below how you wish your votes to be cast.

Agenda item	Vote for	Vote against	Abstain
1 ORDINARY RESOLUTION Adoption of the directors' report and accounts			
2 ORDINARY RESOLUTION Election of director Kadri Dagdelen (member of the audit committee)			
3 ORDINARY RESOLUTION Re-election of director Philippe Liétard (chairman of the company and chairman of the nomination and governance committee)			
4 ORDINARY RESOLUTION Re-election of director Robert Israel (member of the nomination and governance committee)			
5 ORDINARY RESOLUTION Re-election of director Norborne Cole Jr (senior independent director, chairman of the remuneration committee and member of the nomination and governance committee)			
6 ORDINARY RESOLUTION Re-election of director Karl Voltaire (chairman of audit committee, member of the remuneration committee)			
7 ORDINARY RESOLUTION Adoption of the report of the remuneration committee			
8 ORDINARY RESOLUTION Approve the fees payable to directors			
9 ORDINARY RESOLUTION Re-appoint BDO LLP as auditors of the company			
10 SPECIAL RESOLUTION a) Special resolution number 1 - Increase of authorised share capital			
b) Special resolution number 2 - Amend paragraph 4 of the memorandum of association			
c) Special resolution number 3 - Amend Article 4.1 of the articles of association			

Signed at ______________________________ on ______________________________ 2010

Signature(s) ______________________________

Assisted by me (WHERE APPLICABLE) ______________________________

Full names of signatory if signing in a representative capacity. Please use block letters.

NOTES TO PROXY FORM

for the annual general meeting to be held on Tuesday, 4 May 2010 at 08h30

Instructions for signing and lodging the annual general meeting proxy form:

1 A deletion of any printed matter and the completion of any blank spaces need not be signed or initialed. Any alterations must be signed, not initialed.

2 The chairman shall be entitled to decline to accept the authority of any signatory:
   - under the power of attorney; and
   - on behalf of the company,

   unless the power of attorney or authority is deposited at the office of the company's registrars being Computershare Investor Services (Jersey) Limited (see details below) not less than 48 hours (Saturdays, Sundays and public holidays excluded) before the time of holding the meeting.

3 The signatory may insert the name of any person(s) whom the signatory wishes to appoint as his proxy in the blank spaces provided for that purpose.

4 When there are joint holders of shares and if more than one such joint holder be present or represented, then the person whose name appears first on the register in respect of such shares or his proxy, as the case may be, shall alone be entitled to vote in respect thereof.

5 The completion and lodging of this form of proxy will not preclude the signatory from attending the meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such signatory wish to do so.

6 If the signatory does not indicate in the appropriate place on the face hereof how he wishes to vote in respect of any resolutions, his proxy shall be entitled to vote as he deems fit in respect of that resolution.

7 The chairman of the general meeting may reject or accept any proxy form which is completed other than in accordance with these instructions, provided that he is satisfied as to the manner in which a member wishes to vote.

8 If the shareholding is not indicated on the form of proxy, the proxy will be deemed to be authorised to vote the total shareholding registered in the shareholder's name.

REGISTRARS

Computershare Investor Services (Jersey) Limited

PO Box 83
Ordnance House
31 Pier Road, St Helier
Jersey JE4 8PW
Channel Islands
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